As filed with the Securities and Exchange Commission on June 11, 2018

Registration No. 333-225277

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BrightView Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	0782	46-4190788
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

401 Plymouth Road

Suite 500

Plymouth Meeting, Pennsylvania 19462-1646

Telephone: (484) 567-7204

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jonathan M. Gottsegen, Esq.

Executive Vice President, Chief Legal Officer and Corporate Secretary

401 Plymouth Road

Suite 500

Plymouth Meeting, Pennsylvania 19462-1646

Telephone: (484) 567-7204

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Joseph H. Kaufman, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017-3954 (212) 455-2000	Byron B. Rooney, Esq. Joseph A. Hall, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017-3954 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common stock, par value $0.01 per share	$100,000,000	$12,450

(1)	Includes additional shares that the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated June 11, 2018

PRELIMINARY PROSPECTUS

Shares

BrightView Holdings, Inc.

Common Stock

This is an initial public offering of shares of common stock of BrightView Holdings, Inc. We are offering              shares of our common stock.

Prior to this offering, there has been no public market for our common stock. We currently expect that the initial public offering price of our common stock will be between $          and $         per share. We intend to apply to list our common stock on the New York Stock Exchange, or the NYSE, under the symbol “BV.”

After the completion of this offering, affiliates of Kohlberg Kravis Roberts & Co. L.P., or KKR Sponsor, and affiliates of MSD Partners, L.P., or MSD Partners, will continue to own a majority of the voting power of our common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. See “Principal Stockholders.”

Investing in our common stock involves risk. See “Risk Factors” beginning on page 17 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us (1)	$	$

(1)	We have agreed to reimburse the underwriters for certain expenses in connection with the offering. See “Underwriting (Conflicts of Interest).”

To the extent that the underwriters sell more than                  shares of our common stock, the underwriters have the option to purchase up to an additional                  shares from us at the initial public offering price, less the underwriting discount, within 30 days of the date of this prospectus.

The underwriters expect to deliver the shares against payment in New York, New York on or about                 , 2018.

Joint Book-Running Managers

Goldman Sachs & Co. LLC	J.P. Morgan	KKR	UBS Investment Bank

Baird	Credit Suisse	Macquarie Capital

Jefferies	Mizuho Securities	Morgan Stanley	RBC Capital Markets

Co-Managers

Nomura	Stifel	William Blair	Moelis & Company	SMBC Nikko

Prospectus dated                 , 2018.

A Brighter Outlook for your **Landscape Services**

BrightView

A Brighter Outlook for your Landscape Services

Creating a More **Beautiful** Tomorrow

BrightView

Creating a More Beautiful Tomorrow

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you. We are offering to sell, and seeking offers to buy, these securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the securities. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

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MARKET, RANKING, AND OTHER INDUSTRY DATA

The data included in this prospectus regarding markets, ranking and other industry information are based on reports of government agencies or published industry sources, and our own internal estimates are based on our management’s knowledge and experience in the markets in which we operate. Data regarding the industry in which we compete and our market position and market share within this industry are inherently imprecise and are subject to significant business, economic and competitive uncertainties beyond our control, but we believe they generally indicate size, position and market share within this industry. Our own estimates are based on information obtained from our customers, suppliers, trade and business organizations and other contacts in the markets we operate. We are responsible for all of the disclosure in this prospectus, and we believe these estimates to be accurate as of the date of this prospectus or such other date stated in this prospectus. However, this information may prove to be inaccurate because of the method by which we obtained some of the data for the estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. While we believe that each of the publications used throughout this prospectus are prepared by reputable sources, neither we nor the underwriters have independently verified market and industry data from third-party sources. While we believe our internal company research and estimates are reliable, such research and estimates have not been verified by any independent source. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Special Note Regarding Forward-Looking Statements.” As a result, you should be aware that market, ranking, and other similar industry data included in this prospectus, and estimates and beliefs based on that data may not be reliable. Neither we nor the underwriters can guarantee the accuracy or completeness of any such information contained in this prospectus.

TRADEMARKS, SERVICE MARKS AND TRADENAMES

We own a number of registered and common law trademarks and pending applications for trademark registrations in the United States, primarily through our subsidiaries, including: BrightView, Brickman and ValleyCrest. Solely for convenience, the trademarks, service marks and tradenames referred to in this prospectus are presented without the ®, SM and TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and tradenames. All trademarks, service marks and tradenames appearing in this prospectus are the property of their respective owners.

BASIS OF PRESENTATION

Unless otherwise indicated or the context otherwise requires, financial data in this prospectus reflects the business and operations of BrightView Holdings, Inc. and its consolidated subsidiaries. Unless the context otherwise requires, all references herein to “BrightView,” the “Company,” “we,” “our” or “us” refer to BrightView Holdings, Inc. and its consolidated subsidiaries. BrightView Holdings, Inc. conducts substantially all of its activities through its direct, wholly-owned subsidiary, BrightView Landscapes, LLC, or BrightView Landscapes, and its subsidiaries.

On January 31, 2018, our Board of Directors approved the change of our fiscal year end from December 31 to September 30 of each year, beginning with September 30, 2017. References to “fiscal year 2017” relate to the period from January 1, 2017 to September 30, 2017. References to “fiscal year 2014,” “fiscal year 2015” and “fiscal year 2016” relate to our fiscal years ended December 31, 2014, 2015 and 2016, respectively.

On December 18, 2013, an affiliate of KKR Sponsor indirectly acquired a controlling interest in our company, which we refer to as the KKR Acquisition. For the purpose of discussing our financial results, we refer

ii

to ourselves as the “Successor” in the periods following the KKR Acquisition and the “Predecessor” during the periods preceding the KKR Acquisition. References herein to the Predecessor period ended December 17, 2013, or the 2013 Predecessor period, relate to the period from January 1, 2013 to December 17, 2013.

Amounts in this prospectus and the consolidated financial statements included in this prospectus are presented in U.S. dollars rounded to the nearest million, unless otherwise noted. Certain amounts presented in tables are subject to rounding adjustments and, as a result, the totals in such tables may not sum. The accounting policies set out in the audited consolidated financial statements contained elsewhere in this prospectus have been consistently applied to all periods presented.

Landscape maintenance contract renewal rates are calculated as the ratio of the number of landscape maintenance customers at the end of the period to the number of landscape maintenance customers at the beginning of the period, weighted by annual contract dollar value per customer at the beginning of the period.

NON-GAAP FINANCIAL MEASURES

This prospectus contains “non-GAAP financial measures” that are financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measures calculated and presented in accordance with accounting principles generally accepted in the United States, or GAAP. Specifically, we make use of the following non-GAAP financial measures: “Adjusted EBITDA,” “Adjusted Net Income,” “Free Cash Flow” and “Adjusted Free Cash Flow.”

Adjusted EBITDA, Adjusted Net Income, Free Cash Flow and Adjusted Free Cash Flow have been presented in this prospectus as supplemental financial measures that are not required by, or presented in accordance with GAAP, because we believe they assist investors and analysts in comparing our results across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. Management regularly uses these measures as tools in evaluating our operating performance, financial performance and liquidity, while other measures can differ significantly depending on long-term strategic decisions regarding capital structure and capital investments. Management uses Adjusted EBITDA, Adjusted Net Income, Free Cash Flow and Adjusted Free Cash Flow to supplement comparable GAAP measures in the evaluation of the effectiveness of our business strategies, to make budgeting decisions, to establish discretionary annual incentive compensation and to compare our performance against that of other peer companies using similar measures. In addition, we believe that Adjusted EBITDA, Adjusted Net Income, Free Cash Flow and Adjusted Free Cash Flow are frequently used by investors and other interested parties in the evaluation of issuers, many of which also present Adjusted EBITDA, Adjusted Net Income, Free Cash Flow and Adjusted Free Cash Flow when reporting their results in an effort to facilitate an understanding of their operating and financial results and liquidity. Management supplements GAAP results with non-GAAP financial measures to provide a more complete understanding of the factors and trends affecting the business than GAAP results alone.

Adjusted EBITDA and Adjusted Net Income are provided in addition to, and should not be considered as alternatives to, net income (loss) or any other performance measure derived in accordance with GAAP, and Free Cash Flow and Adjusted Free Cash Flow are provided in addition to, and should not be considered an alternative to, cash flow from operating activities or any other measure derived in accordance with GAAP as a measure of our liquidity. Adjusted EBITDA, Adjusted Net Income, Free Cash Flow and Adjusted Free Cash Flow have limitations as analytical tools, and you should not consider such measures either in isolation or as substitutes for analyzing our results as reported under GAAP. In addition, because not all companies use identical calculations, the presentations of these measures may not be comparable to other similarly titled measures of other companies and can differ significantly from company to company. Additionally, these measures are not intended to be a measure of cash available for management’s discretionary use as they do not consider certain cash requirements such as interest payments, tax payments and debt service requirements.

For a reconciliation of the most directly comparable GAAP measures, see “Prospectus Summary—Summary Historical Consolidated Financial and Other Data” and “Selected Historical Consolidated Financial Data.”

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PROSPECTUS SUMMARY

This summary highlights certain significant aspects of our business and this offering. This is a summary of information contained elsewhere in this prospectus, is not complete and does not contain all of the information that you should consider before making your investment decision. You should carefully read the entire prospectus, including the information presented under the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” and the consolidated financial statements and the notes thereto, before making an investment decision. This summary contains forward-looking statements that involve risks and uncertainties.

Our Company

We are the largest provider of commercial landscaping services in the United States, with revenues more than 10 times those of our next largest commercial landscaping competitor. We provide commercial landscaping services, ranging from landscape maintenance and enhancements to tree care and landscape development. We operate through a differentiated and integrated national service model which systematically delivers services at the local level by combining our network of over 200 branches with a qualified service partner network. Our branch delivery model underpins our position as a single-source end-to-end landscaping solution provider to our diverse customer base at the national, regional and local levels, which we believe represents a significant competitive advantage. We believe our commercial customer base understands the financial and reputational risk associated with inadequate landscape maintenance and considers our services to be essential and non-discretionary. This creates recurring revenue and enhances the predictability of our business model, as demonstrated by our landscape maintenance contract renewal rate of approximately 85% for each of calendar year 2016 and 2017.

We operate through two segments: Maintenance Services and Development Services. Our maintenance services (74% of fiscal year 2017 revenues) are primarily self-performed through our national branch network and are route-based in nature. Our development services (26% of fiscal year 2017 revenues) are comprised of sophisticated design, coordination and installation of landscapes at some of the most recognizable corporate, athletic and university complexes and showcase highly visible work that is paramount to our customers’ perception of our brand as a market leader.

As the number one player in the highly attractive and growing $62 billion commercial landscape maintenance and snow removal market, we believe our size and scale present several compelling value propositions for our customers, and allow us to offer a single-source landscaping services solution to a diverse group of commercial customers across all 50 U.S. states and Puerto Rico. We serve a broad range of end market verticals, including corporate and commercial properties, homeowners’ associations, or HOAs, public parks, hotels and resorts, hospitals and other healthcare facilities, educational institutions, restaurants and retail, and golf courses, among others. We believe that due to our unmatched geographic scale and breadth of service offerings, we are the only commercial landscaping services provider able to service clients whose geographically disperse locations require a broad range of landscaping services delivered consistently and with high quality. Our top ten customers accounted for approximately 12% of our fiscal year 2017 revenues, with no single customer accounting for more than 3% of our fiscal year 2017 revenues. The diversity of our client base and end-markets are evidenced by the following:

•	We serve approximately 13,000 office parks and corporate campuses, 9,000 residential communities and 450 educational institutions.

•	We serve four of the five largest U.S. banks, 11 of the top 15 U.S. health systems, nine of the top ten third-party hotel management firms and four of the top five largest U.S. companies.

Our business model is characterized by stable, recurring revenues, a scalable operating model, strong and improving operating margins, limited capital expenditures and low working capital requirements, which together, generate significant Free Cash Flow. For the twelve months ended December 31, 2017, we generated net service revenues of $2,264.7 million, net income of $5.3 million and Adjusted EBITDA of $283.6 million, with a net income margin of 0.2% and an Adjusted EBITDA margin of 12.5%.

Our Operating Segments

We deliver our broad range of services through two operating segments: Maintenance Services and Development Services. We serve a geographically diverse set of customers through our strategically located network of branches in 30 U.S. states and, through our qualified service partner network, we are able to efficiently provide nationwide coverage in all 50 U.S. states and Puerto Rico. Our broad range of services include:

Maintenance Services Overview

Our Maintenance Services segment delivers a full suite of recurring commercial landscaping services in both evergreen and seasonal markets, ranging from mowing, gardening, mulching and snow removal, to more horticulturally advanced services, such as water management, irrigation maintenance, tree care, golf course maintenance and specialty turf maintenance. Our maintenance services customers include Fortune 500 corporate campuses and commercial properties, HOAs, public parks, leading international hotels and resorts, airport authorities, municipalities, hospitals and other healthcare facilities, educational institutions, restaurants and retail, and golf courses, among others. Owing to the non-discretionary nature of landscape maintenance services for commercial customers and our long history with many of our customers, we have achieved a landscape maintenance contract renewal rate of approximately 85% for each of calendar year 2016 and 2017.

For the twelve months ended December 31, 2017, in Maintenance Services, we generated net service revenues of $1,685.0 million and Segment Adjusted EBITDA of $270.9 million, with a Segment Adjusted EBITDA Margin of 16.1%.

Development Services Overview

Through our Development Services segment, we provide landscape architecture and development services for new facilities and significant redesign projects. Specific services include project design and management services, landscape architecture, landscape installation, irrigation installation, tree nursery and installation, pool and water features and sports field services, among others. These complex and specialized offerings showcase our technical expertise across a broad range of end market verticals.

For the twelve months ended December 31, 2017, in Development Services, we generated net service revenues of $582.9 million and Segment Adjusted EBITDA of $73.4 million, with a Segment Adjusted EBITDA Margin of 12.6%.

Market Opportunity

Commercial Landscaping Services Industry

The landscape services industry consists of landscape maintenance and development services, as well as a number of related ancillary services such as tree care and snow removal, for both commercial and residential customers. BrightView operates only within the commercial segments of each of the landscape maintenance, landscape development and snow removal industries. Commercial landscape maintenance, including snow removal, represents a $62 billion industry that is characterized by a number of attractive market drivers. Due to the essential and non-discretionary need of these recurring services, the commercial landscape maintenance services and snow removal services industries have, and are expected to continue to, exhibit stable and predictable growth. Highlighting the consistency of this growth, from 2012 through 2022 the combined industry is expected to grow at a 3% CAGR.

In addition to its stable characteristics, the industry is also highly fragmented. Despite being the largest provider of commercial landscaping services, we currently hold only a 2.7% market share, representing a significant opportunity for future consolidation. According to the October 2017 IBISWorld – Landscaping Services in the U.S. report, which we refer to as the 2017 IBISWorld Report, there are over 500,000 enterprises providing landscape maintenance services in the United States. Approximately three quarters of the industry participants are classified as sole proprietors, with a limited set of companies having the capabilities to operate on a regional or national scale.

Key Trends and Industry Drivers

We believe we are well-positioned to capitalize on the following key industry trends that are expected to drive stable and growing demand for our landscaping services: (i) outsourcing by customers of non-core processes, such as landscape maintenance; (ii) sole-sourcing by customers to full-service vendors; (iii) customers’ enhanced quality demands; (iv) increased focus on corporate campus environments; and (v) growth of private non-residential construction.

Value Proposition

Our ability to systematically deliver high quality landscaping services is the foundation of our value proposition to our customers. We leverage our national footprint of over 200 branches and the significant breadth of our offerings to service all of our customers’ landscaping needs. We believe our long tenured and experienced employee base has resulted in the development of significant institutional horticultural and technical expertise that we systematically deliver to our customers. In addition, we have dedicated resources to enhance employee training, safety and compliance and through investments in our business systems, we are able to deliver a seamless, professionally managed service experience. Finally, our branch-led business model, supported by a process-driven management approach and strategically centralized corporate functions, supports our focus on quality of service and repeatable execution.

Together, our branch-led business model, national footprint and experienced employee base enable us to deliver high quality services with a scope and on a scale that we believe is not matched by our competitors. We believe our customers value the consistency and professionalism of our execution and, as a result, trust us to maintain facilities that have a meaningful impact on their reputation and brand image.

Our Competitive Strengths

#1 Position in a Large, Highly Fragmented and Growing Industry

We are the largest provider of commercial landscaping services in the United States, with revenues more than 10 times the size of our next largest commercial landscaping competitor. In addition to our #1 position in commercial landscaping services, we are also the #1 provider of snow removal services, as well as a leading tree nursery, water irrigation and golf course maintenance services provider. Our market leadership is anchored across a wide range of services in a large, fragmented and growing industry primarily characterized by smaller local players, with no other industry participant commanding more than 1% market share.

Commercial landscape maintenance is an essential service to our customers, who generally utilize such services throughout the economic cycle. Customers are increasingly raising their expectations regarding the quality of the work performed by their landscape maintenance providers and on the variety of services offered. With our position as the #1 provider of commercial landscaping services and our nationwide branch network, we are well-positioned to take advantage of positive growth trends in the industry.

Single-Source Landscape Solutions Provider with an Unparalleled Suite of Capabilities and Scale

We provide a full spectrum of landscape maintenance and development services on a national scale, positioning our company as a trusted, “one-stop shop” for sophisticated customers that demand high quality execution. We also provide a full suite of offerings that covers every stage of a customer’s landscaping needs, regardless of complexity or scale, from design and development to maintenance and enhancement. Our snow removal business acts as a natural complement to landscape maintenance services provided to customers in regions impacted by seasonal weather and leverages our existing capital equipment already in place. Our reputation for technical excellence and industry know-how also makes us the developer and servicer of choice for high-profile, bespoke assignments, showcasing the breadth and depth of what we are able to deliver. Our ability to deliver consistent local performance across a national footprint is differentiating in a highly fragmented market. We believe no other industry participant is able to deliver the same value proposition across U.S. regional markets.

Our Services are Systematically and Consistently Delivered at the Local Level

One of the fundamental pillars of our differentiated business model is our ability to systematically and comprehensively deliver the full spectrum of capabilities and industry expertise at the local level through our branch network. The route-based nature of our Maintenance Services business and high network density compound incremental revenue opportunities as account managers and crew leaders interact more frequently with a range of customers on a daily basis.

At its core, our success is driven by optimized, branch-level execution and customer management. We conduct branch-by-branch reviews and track key operating statistics at a local level to ensure consistency of customer service and operational performance. In addition, regional leadership, branch managers and account managers are properly incentivized to consider performance targets from both a growth and profitability standpoint.

Maintenance Services branch managers are supported by a best-in-class network of 700+ dedicated branch-level account managers, responsible for the day-to-day support, attention and customized service delivered to customers. The fact that local customers entrust our account managers to interact directly with their businesses each day is a testament to the capabilities of our account managers and the service they provide.

Scalable Business Model Built for Future Growth

We have made significant investments in our operating platform to position us for future growth. We have invested in centralizing core management functions and systems, while also establishing purpose-built processes to enable our branch-level teams to provide consistent, repeatable services for our customers. For example, we have continued to invest in our business model, focusing on route optimization, fleet and asset management programs, our human capital management and our technology capabilities. Our highly standardized operating structure enables our branch managers to focus on efficiently delivering high quality services in a consistent and profitable manner. When a branch reaches a critical size, we are able to efficiently split the branch to support continued growth and high quality of execution. The potential to amplify the already meaningful operating leverage inherent to our business model creates a significant opportunity going forward.

Recurring and Predictable Revenue Base

Our business model is inherently stable, predictable, and insulated from economic volatility due to several factors. The majority of our revenues are generated from maintenance services, which provide a highly predictable, recurring revenue stream with clear visibility into future performance. Many of the commercial landscape maintenance services which we provide are non-discretionary for our customers, who are focused on maintaining a perceived level of quality or desired environment at a given location. In addition, our services often represent a low percentage of the overall expense associated with the upkeep of properties we serve. The predictability of our platform is further enhanced by compelling contract renewal rates. Our focus on systematically delivering our services locally has resulted in a landscape maintenance contract renewal rate of approximately 85% for each of calendar year 2016 and 2017.

Differentiated Quality and Expertise of Employee Base

Our size, scale and organizational structure enable us to attract and retain an employee base that we believe is superior to those of our smaller competitors, which drives substantial competitive advantages in an industry highly focused on reputation, track record of execution and applicable industry expertise. Given our sophisticated customer base, and the complex, holistic solutions our customers often demand, our human capital is critical to our success. We believe our long tenured and experienced employee base has resulted in the development of significant institutional horticultural and technical expertise that we systematically deliver to our customers. Our scale supports meaningful training and development resources, which bolsters our ability to attract, develop and retain the best talent.

We are highly focused on employee engagement, development, wage dynamics, career progression opportunities and personal ownership and accountability across all levels of tenure and seniority. We also maintain a best-in-class safety track record, with OSHA recordable incidents at approximately half of the industry average. Finally, our commitment to federal employment practices is evident in our self-imposed requirement that 100% of new employees be verified through the U.S. Department of Homeland Security’s E-Verify® system.

Our Operational Discipline Provides for Strong Cash Flow Generation

Our scaled operating platform and variable cost structure results in attractive operating margins and significant Free Cash Flow generation. We have successfully reduced our indirect and overhead costs through our focus on driving operational enhancements and efficiencies. For example, we have standardized a substantial amount of our procurement process, leveraged our scale to reduce materials and equipment costs, meaningfully reduced corporate expenses, consolidated our multiple corporate headquarters locations and introduced an electronic time capture and payroll system. Additionally, our business model is characterized by strong Adjusted

EBITDA margins, low and improving working capital and limited capital expenditure requirements, which have allowed us to deliver consistent and strong Free Cash Flow generation. As a result, this has allowed us to retain a significant portion of our operational cash flows, resulting in cash conversion (defined as Adjusted EBITDA less net capital expenditures, adjusted for the acquisition of legacy ValleyCrest land and buildings, as a percentage of Adjusted EBITDA) of over 80% for the twelve months ended December 31, 2017. We intend to use a meaningful portion of our future Free Cash Flow to pursue our acquisition strategy, as well as to reduce our debt, which was $1,603.7 million as of March 31, 2018 and would have been $             million as of March 31, 2018 after giving effect to this offering and the use of proceeds therefrom.

Demonstrated M&A Capabilities

We have developed significant capabilities and have a proven track record of identifying, acquiring and integrating strategic acquisitions. We will selectively continue to pursue our “strong-on-strong” acquisition strategy in which we focus on increasing our density and leadership positions in existing local markets, entering into attractive new geographic markets and expanding our portfolio of landscape enhancement services and improving technical capabilities in specialized services. We believe we are the acquirer of choice in the highly fragmented commercial landscaping industry because we offer the ability to leverage our significant size and scale, as well as providing stable and potentially expanding career opportunities for employees of acquired businesses. Since January 1, 2017, we have acquired eight businesses with more than $188.2 million of aggregate annualized revenue (of which $73.2 million of annualized revenue relates to transactions completed after March 31, 2018 and not yet reflected in our historical financial statements) adding over 4,200 additional customer sites. We anticipate incurring integration related costs in respect of these acquisitions of $3.8 million, of which $1.3 million had been incurred as of March 31, 2018, with the remainder to be incurred by the second quarter of fiscal year 2019.

We maintain a dedicated M&A team that not only targets and executes strategic transactions, but also maintains an on-site presence at newly acquired businesses to ensure efficient integration into the broader BrightView platform. Our stringent and proven target identification framework delivers an actionable pipeline of acquisition opportunities at attractive valuation levels. Our typical target opportunity is an established landscape maintenance business with a strong commercial customer base.

Proven Management Team

Our management team combines extensive business services experience with robust local landscaping leadership. Our management team also draws on significant prior expertise in managing distributed workforces and has a history of success empowering branch managers and fostering leadership teams at the local level. Our senior leadership team consists of a combination of long-term internal leaders and strategic hires from well-respected external platforms with an average of 14 years of executive leadership experience. Our senior leadership team is supported by a deep bench of operating senior vice presidents and vice presidents with an average tenure of 17 years with BrightView or acquired companies.

Our Strategy

Grow Wallet Share with Existing Customers

We have developed and implemented a set of standard operating practices to increase both the existing customer wallet size and share of wallet. Our 700+ branch-level account managers have a mandate to proactively promote additional services that we can provide to our existing customers and to leverage our mobile technology to design and generate enhancement proposals with customers while on site. We have also aligned branch-level compensation to be focused on growing our wallet share with existing customers.

Gain New Customers

We recently created an experienced 125-member business development team that is focused on winning new customers at a local level. Our approach is to leverage our existing branch footprint and qualified service partner network to gain new customers in the attractive markets where we already have a presence. Through detailed assessments of local market conditions and demographics, we expect to focus on selected high-growth geographies which exhibit positive weather and economic characteristics. Our decentralized branch structure allows us to efficiently gain market share while at the same time providing the support of centralized back office operations and a network of experienced operators, ensuring BrightView’s best-in-class standards are met at every site.

Continue Operational Enhancements

Following the ValleyCrest Acquisition, we pursued a number of strategic initiatives to better position our business to profitably grow on an accelerated basis. A key aspect of this strategy was to develop operational best practices, ensure consistent execution and drive increased profitability across our business. We created a Center of Excellence as a mechanism to institutionalize and implement these best practices across our branch network, including the following: (i) leveraging the deployment of technology; (ii) implementing centralized procurement; (iii) standardizing quality by ensuring consistent service across branches and customer sites; (iv) improving safety training, monitoring and performance; and (v) optimizing asset and resource management. We intend to continue to implement these operational enhancements across our branch network.

Execute Accretive Maintenance M&A Opportunities

Following the integration of the ValleyCrest Acquisition, we resumed and accelerated our “strong-on-strong” acquisition strategy, which has resulted in the completion of eight acquisitions since January 1, 2017. Given the highly fragmented nature of our industry, we believe there are numerous attractive acquisition opportunities that would enable us to further expand our business. Our national scale provides us with deep market knowledge and our strong track record of successfully integrating acquisitions further validates us as a leading consolidator in the industry. Our highly selective and disciplined approach to acquisitions is focused on the tenet of enhancing our services with existing customers and expanding our service reach to new customers, including: (i) increasing density in existing regions; (ii) developing a presence in attractive underpenetrated geographic markets; (iii) acquiring new maintenance customers with potential to provide ancillary services; (iv) expanding our portfolio of landscape enhancement business; and (v) improving technical capabilities in specialized services.

Recent Developments

Revolving Credit Facility Amendment

On June 8, 2018, we entered into a joinder agreement and amendment, or Amendment No. 4, to our first lien senior secured credit facility that, among other things, established $35.0 million of new incremental revolving commitments on the same terms as our existing Revolving Credit Facility, increasing the aggregate commitments under the Revolving Credit Facility to $235.4 million. For a description of this amendment and definitions of capitalized terms used in this paragraph, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Description of Indebtedness—First Lien Credit Agreement.”

Risks Related to Our Business and this Offering

Investing in our common stock involves substantial risk, and our ability to successfully operate our business is subject to numerous risks.

Risk factors related to our business include the following:

•	Our business is affected by general business, financial market and economic conditions, which could adversely affect our financial position, results of operations and cash flows.

•	Our industry and the markets in which we operate are highly competitive and increased competitive pressures could reduce our share of the markets we serve and adversely affect our business, financial position, results of operations and cash flows.

•	Our business success depends on our ability to preserve long-term customer relationships.

•	We may be adversely affected if customers reduce their outsourcing.

•	Because we operate our business through dispersed locations across the United States, our operations may be materially adversely affected by inconsistent practices and the operating results of individual branches may vary.

•	Seasonality affects the demand for our services and our results of operations and cash flows.

•	Our operations are impacted by weather conditions.

•	Our substantial indebtedness could have important adverse consequences and adversely affect our financial condition.

•	Increases in raw material costs, fuel prices, wages and other operating costs could adversely impact our business, financial position, results of operations and cash flows.

•	If we are unable to accurately estimate the overall risks, requirements or costs when we bid on or negotiate contracts that are ultimately awarded to us, we may achieve lower than anticipated profits or incur contract losses.

Any of the factors set forth under “Risk Factors” may limit our ability to successfully execute our business strategy. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under “Risk Factors” in deciding whether to invest in our common stock.

Corporate History and Information

Through its predecessors, BrightView commenced operations in 1939 and has grown organically and through acquisitions.

BrightView Holdings, Inc. was incorporated in Delaware on November 7, 2013 as Garden Acquisition Holdings, Inc., an entity owned by KKR Sponsor and certain of its affiliates, in connection with the KKR Acquisition. On December 18, 2013, Garden Acquisition Holdings, Inc. purchased all of the outstanding equity of BG Holdings, LLC, the former parent of Brickman Group Holding, Inc., and BG Holdings, LLC was merged into Garden Acquisition Holdings, Inc., with Garden Acquisition Holdings, Inc. surviving. Following the KKR Acquisition, Garden Acquisition Holdings, Inc. changed its name to Brickman Acquisition Holdings, Inc.

On June 30, 2014, we acquired ValleyCrest Holding Co., or ValleyCrest Holding, a landscape horticultural company that provides landscape maintenance, enhancement, snow removal and development services for commercial customers, primarily in California, Florida and Texas, which we refer to as the ValleyCrest Acquisition. Following the ValleyCrest Acquisition, we changed the name of our business to BrightView and Brickman Acquisition Holdings, Inc. changed its name to BrightView Acquisition Holdings, Inc. On March 15, 2018, we further changed our name to BrightView Holdings, Inc.

Our principal executive offices are located at 401 Plymouth Road, Suite 500, Plymouth Meeting, Pennsylvania 19462-1646. The telephone number of our principal executive offices is (484) 567-7204. We maintain a website at www.brightview.com. The information contained on, or that can be accessed through, our corporate website or other company websites referenced elsewhere in this prospectus neither constitutes part of this prospectus nor is incorporated by reference herein.

About KKR & Co.

KKR & Co. L.P., which, together with its subsidiaries, we refer to as KKR & Co., is a leading global investment firm that manages multiple alternative asset classes including private equity, energy, infrastructure, real estate and credit, with strategic manager partnerships that manage hedge funds. KKR & Co. aims to generate attractive investment returns for its fund investors by following a patient and disciplined investment approach, employing world-class people, and driving growth and value creation with its portfolio companies. KKR & Co. invests its own capital alongside the capital it manages for fund investors and provides financing solutions and investment opportunities through its capital markets business. KKR & Co. L.P. is listed on The New York Stock Exchange (NYSE: KKR).

About MSD Partners, L.P. and MSD Capital, L.P.

MSD Capital, L.P., or MSD Capital, is the private investment firm that was established in 1998 to exclusively manage the capital of Michael Dell and his family. The firm’s investment strategy is focused on maximizing long-term capital appreciation by making investments across the globe in the equities of public and private companies, credit, real estate and other asset classes and securities. In 2009, the principals of MSD Capital formed MSD Partners, L.P., an SEC-registered investment adviser, to enable a select group of investors to invest in strategies that were developed by MSD Capital. MSD Capital and MSD Partners are headquartered in New York.

The Offering

Common stock offered by us	shares.

Underwriters’ option to purchase additional shares of common stock	We have granted the underwriters a 30-day option to purchase up to an additional shares of our common stock at the initial public offering price, less the underwriting discount.

Common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares).

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting the underwriting discount and estimated offering expenses payable by us, will be approximately $ million (or approximately $ million, if the underwriters exercise in full their option to purchase additional shares), based on the assumed initial public offering price of $ per share, which is the mid-point of the estimated offering price range set forth on the cover page of this prospectus. For a sensitivity analysis as to the offering price and other information, see “Use of Proceeds.”

We intend to use the net proceeds to us from this offering to repay borrowings outstanding under the Second Lien Credit Agreement and, to the extent there are any remaining proceeds, to repay borrowings outstanding under the First Lien Credit Agreement. See “Use of Proceeds.”

Risk factors	See “Risk Factors” beginning on page 17 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Dividend policy	We do not currently anticipate paying any dividends on our common stock following this offering and currently expect to retain all future earnings for use in the operation and expansion of our business. Following this offering and upon repayment of certain outstanding indebtedness, we may reevaluate our dividend policy. Any decision to declare and pay dividends in the future will be made at the sole discretion of our Board of Directors and will depend on various factors. See “Dividend Policy.”

Conflicts of interest

Affiliates of KKR Sponsor beneficially own (through investment in KKR BrightView Aggregator L.P.) in excess of 10% of our issued and outstanding common stock. Because KKR Capital Markets LLC, an affiliate of KKR Sponsor, is an underwriter in this offering and its affiliates own in excess of 10% of our issued and outstanding common stock, KKR Capital Markets LLC is deemed to have a “conflict of interest” under Rule 5121, or Rule 5121, of the Financial Industry

Regulatory Authority, Inc., or FINRA. Accordingly, this offering is being made in compliance with the requirements of Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as the member primarily responsible for managing the public offering does not have a conflict of interest, is not an affiliate of any member that has a conflict of interest and meets the requirements of paragraph (f)(12)(E) of Rule 5121. See “Underwriting (Conflicts of Interest).”

Controlled company	After the completion of this offering, the KKR Sponsor and MSD Partners, or our Sponsors, will continue to own a majority of the voting power of our common stock. We currently intend to avail ourselves of the controlled company exemption under the corporate governance standards of the NYSE. As of March 31, 2018, our Sponsors beneficially owned 93.5% of our outstanding common stock and immediately following this offering our Sponsors will beneficially own % of our common stock, or % if the underwriters exercise in full their option to purchase additional shares.

Proposed trading symbol	“BV.”

Unless we indicate otherwise or the context otherwise requires, all information in this prospectus reflects and assumes the following:

•	the adoption of our amended and restated certificate of incorporation and our amended and restated by-laws immediately prior to the completion of this offering;

•	a 2.33839-for-one reverse split of our common stock, which occurred on June 8, 2018;

•	the pro rata distribution of shares of common stock to holders of class A limited partnership units, or Class A Units, on a one-to-one basis, of BrightView Parent L.P., or Parent L.P., our direct parent, of 77,048,988 total shares of our common stock (approximately 0.08% of which will be restricted stock subject to vesting), in connection with this offering, which we refer to as the Class A Equity Conversion;

•	the issuance of shares of common stock (approximately % of which will be restricted stock subject to vesting) and stock options (but not the shares of common stock issuable in respect thereof) at a weighted average exercise price of $ per share (approximately % of which will be subject to vesting), based on the mid-point of the estimated offering price range set forth on the cover page of this prospectus, in respect of class B limited partnership units, or Class B Units, of Parent L.P., held by current and former employees that will be cancelled in connection with this offering, which cancellation of units and issuance of shares of common stock and stock options we collectively refer to as the Class B Equity Conversion, and the issuance of shares of common stock (all of which will be restricted stock subject to vesting) and stock options (but not the shares of common stock issuable in respect thereof) at a weighted average exercise price of $ per share (all of which will be subject to vesting), based on the mid-point of the estimated offering price range set forth on the cover page of this prospectus, that are expected to be granted to certain officers and employees in connection with this offering, which we refer to as the IPO Equity Grant; and

•	(1) no exercise of the underwriters’ option to purchase up to an additional shares of our common stock and (2) an initial public offering price of $ per share, the mid-point of the estimated offering price range set forth on the cover page of this prospectus.

Unless we indicate otherwise or the context otherwise requires, all information in this prospectus does not give effect to or reflect (1)                  shares of common stock, based on the mid-point of the estimated offering price range set forth on the cover page of this prospectus, issuable in respect of the stock options to be issued in connection with the Class B Equity Conversion and the IPO Equity Grant, (2) a total of                  shares of common stock available for further issuance (which gives effect to the Class B Equity Conversion and the IPO Equity Grant, the final sizes of which will depend on the price per share in this offering and the Class A Equity Conversion) under our 2018 Omnibus Incentive Plan and (3)                  shares of common stock available for issuance under our 2018 Employee Stock Purchase Plan, or ESPP, each of which we intend to adopt in connection with this offering. See “Management—Executive Compensation—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards in Fiscal Year 2017—2018 Omnibus Incentive Plan” and “Management—Executive Compensation—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards in Fiscal Year 2017—2018 Employee Stock Purchase Plan.”

Summary Historical Consolidated Financial and Other Data

Set forth below is our summary historical consolidated financial and other data as of the dates and for the periods indicated. The summary historical financial data as of September 30, 2017 and December 31, 2016, for the nine months ended September 30, 2017 and for the years ended December 31, 2016 and 2015 has been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary historical financial data as of December 31, 2015 has been derived from our audited financial statements not included in this prospectus. We changed our fiscal year end from December 31 to September 30 of each year, effective September 30, 2017. The summary historical financial data as of March 31, 2018, March 31, 2017 and September 30, 2016, for the six months ended March 31, 2018 and 2017 and for the nine months ended September 30, 2016 has been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements were prepared on a basis consistent with the audited consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair statement of the financial information. The results of operations for any period are not necessarily indicative of the results to be expected for any future period. The results for any interim period are not necessarily indicative of the results that may be expected for the full year. Share and per share data in the table below have been retroactively adjusted to give effect to the 2.33839-for-one reverse stock split, which occurred on June 8, 2018.

The summary historical consolidated financial and other data should be read in conjunction with, and are qualified by reference to, “Use of Proceeds,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes and our unaudited consolidated financial statements and related notes thereto, each included elsewhere in this prospectus.

(In millions, except per share amounts)	Six Months Ended March 31, 2018	Six Months Ended March 31, 2017	Nine Months Ended September 30, 2017	Nine Months Ended September 30, 2016	Fiscal Year 2016	Fiscal Year 2015
Statement of Operations Data:
Net service revenues	$1,141.5	$1,031.4	$1,713.6	$1,673.0	$2,185.3	$2,214.8
Cost of services provided	856.7	769.9	1,259.8	1,208.2	1,578.1	1,604.6

Gross profit	284.8	261.5	453.8	464.8	607.2	610.3
Selling, general and administrative expense	237.6	226.9	311.8	344.4	468.0	452.8
Amortization expense	60.4	63.6	92.9	98.7	131.6	139.3

(Loss) income from operations	(13.2)	(28.9)	49.1	21.8	7.6	18.1
Other income	1.0	1.0	1.4	1.9	2.2	3.8
Interest expense	50.0	48.5	73.7	70.3	94.7	89.6

Loss before income taxes	(62.1)	(76.4)	(23.2)	(46.6)	(84.9)	(67.7)
Income tax benefit	59.4	23.1	9.3	17.8	32.5	27.1

Net loss	$(2.7)	$(53.3)	$(14.0)	$(28.9)	$(52.4)	$(40.6)

Loss per share:
Basic	$(0.04)	$(0.69)	$(0.18)	$(0.37)	$(0.67)	$(0.52)
Diluted	$(0.04)	$(0.69)	$(0.18)	$(0.37)	$(0.67)	$(0.52)
Weighted average shares outstanding (in thousands):
Basic	77,052	77,057	77,071	77,719	77,685	78,412
Diluted	77,052	77,057	77,071	77,719	77,685	78,412

(In millions, except per share amounts)	Six Months Ended March 31, 2018	Six Months Ended March 31, 2017	Nine Months Ended September 30, 2017	Nine Months Ended September 30, 2016	Fiscal Year 2016	Fiscal Year 2015
Statement of Cash Flows Data:
Cash flows from operating activities	$79.2	$68.8	$78.9	$66.6	$111.9	$123.4
Cash flows used in investing activities	$(87.7)	$(50.5)	$(97.5)	$(61.9)	$(69.5)	$(65.4)
Cash flows from (used in) financing activities	$5.3	$(11.3)	$(36.6)	$(41.0)	$(46.4)	$(24.8)
Balance Sheet Data (at period end):
Cash and cash equivalents	$9.5	$42.6	$12.8	$35.7	$68.0	$72.0
Total assets	$2,860.5	$2,869.7	$2,858.6	$2,965.0	$2,890.6	$2,974.6
Total liabilities	$2,155.9	$2,192.2	$2,162.4	$2,242.4	$2,185.4	$2,191.7
Total stockholders’ equity	$704.6	$677.5	$696.3	$722.6	$705.2	$782.9
Other Financial Data:
Adjusted EBITDA (1)	$118.0	$88.3	$217.2	$206.2	$255.7	$271.6
Adjusted Net Income (Loss) (1)	$21.0	$(1.1)	$55.5	$45.9	$48.6	$61.1
Free Cash Flow (1)	$36.6	$38.8	$34.6	$6.5	$42.3	$57.7
Adjusted Free Cash Flow (1)	$58.2	$38.8	$34.6	$6.5	$42.3	$57.7

(1)	We report our financial results in accordance with GAAP. To supplement this information, we also use the following measures in this prospectus: Adjusted EBITDA, Adjusted Net Income, Free Cash Flow and Adjusted Free Cash Flow.

We believe that Adjusted EBITDA and Adjusted Net Income are helpful supplemental measures to assist us and investors in evaluating our operating results as they exclude certain items whose fluctuations from period to period do not necessarily correspond to changes in the operations of our business. Adjusted EBITDA represents net income (loss) before interest, taxes, depreciation and amortization, as further adjusted to exclude certain non-cash, non-recurring and other adjustment items. Adjusted Net Income is defined as net income (loss) including interest and depreciation, and excluding other items used to calculate Adjusted EBITDA and further adjusted for the tax effect of these exclusions and the removal of the discrete tax items. We believe that the adjustments applied in presenting Adjusted EBITDA and Adjusted Net Income are appropriate to provide additional information about certain material non-cash items and about non-recurring items that we do not expect to continue at the same level in the future.

We believe Free Cash Flow and Adjusted Free Cash Flow are helpful supplemental measures to assist us and investors in evaluating our liquidity. Free Cash Flow represents cash flows from operating activities less capital expenditures, net of proceeds from the sale of property and equipment. Adjusted Free Cash Flow represents Free Cash Flow as further adjusted for the acquisition of certain legacy properties associated with our acquired ValleyCrest business. We believe Free Cash Flow and Adjusted Free Cash Flow are useful to provide additional information to assess our ability to pursue business opportunities and investments and to service our debt. Free Cash Flow and Adjusted Free Cash Flow have limitations as analytical tools, including that they do not account for our future contractual commitments and exclude investments made to acquire assets under capital leases and required debt service payments.

For more information concerning these measures, see “Non-GAAP Financial Measures.”

Set forth below are the reconciliations of net loss to Adjusted EBITDA and Adjusted Net Income, and cash flows from operating activities to Free Cash Flow and Adjusted Free Cash Flow.

(In millions)	Six Months Ended March 31, 2018	Six Months Ended March 31, 2017	Nine Months Ended September 30, 2017	Nine Months Ended September 30, 2016	Fiscal Year 2016	Fiscal Year 2015
Adjusted EBITDA
Net loss	$(2.7)	$(53.3)	$(14.0)	$(28.9)	$(52.4)	$(40.6)
Plus:
Interest expense, net	50.0	48.5	73.7	70.3	94.7	89.6
Income tax benefit	(59.4)	(23.1)	(9.3)	(17.8)	(32.5)	(27.1)
Depreciation expense	38.8	40.8	56.5	58.0	79.3	74.2
Amortization expense	60.4	63.6	92.9	98.7	131.6	139.3
Establish public company financial reporting compliance (a)	2.8	2.0	0.8	4.0	5.5	—
Business transformation and integration costs (b)	18.9	8.2	10.8	16.2	24.1	30.2
Expenses related to initial public offering (c)	2.1	—	—	—	—	—
Equity-based compensation (d)	5.8	0.4	3.8	3.7	2.8	3.9
Management fees (e)	1.3	1.3	1.9	2.0	2.7	2.1

Adjusted EBITDA	$118.0	$88.3	$217.2	$206.2	$255.7	$271.6

Adjusted Net Income
Net loss	$(2.7)	$(53.3)	$(14.0)	$(28.9)	$(52.4)	$(40.6)
Plus:
Amortization expense	60.4	63.6	92.9	98.7	131.6	139.3
Establish public company financial reporting compliance (a)	2.8	2.0	0.8	4.0	5.5	—
Business transformation and integration costs (b)	18.9	8.2	10.8	16.2	24.1	30.2
Expenses related to initial public offering (c)	2.1	—	—	—	—	—
Equity-based compensation (d)	5.8	0.4	3.8	3.7	2.8	3.9
Management fees (e)	1.3	1.3	1.9	2.0	2.7	2.1
Income tax adjustment (f)	(67.7)	(23.3)	(40.8)	(49.8)	(65.7)	(73.8)

Adjusted Net Income (Loss)	$21.0	$(1.1)	$55.5	$45.9	$48.6	$61.1

Free Cash Flow and Adjusted Free Cash Flow
Cash flows from operating activities	$79.2	$68.8	$78.9	$66.6	$111.9	$123.4
Minus:
Capital expenditures	44.1	32.4	50.6	65.4	75.6	71.3
Plus:
Proceeds from sale of property and equipment	1.5	2.4	6.3	5.3	6.0	5.6

Free Cash Flow	$36.6	$38.8	$34.6	$6.5	$42.3	$57.7

Plus:
ValleyCrest land and building acquisition (g)	21.6	—	—	—	—	—

Adjusted Free Cash Flow	$58.2	$38.8	$34.6	$6.5	$42.3	$57.7

(a)   Represents costs incurred to establish public company financial reporting compliance, including costs to comply with the requirements of Sarbanes-Oxley and the accelerated adoption of the new revenue recognition standard (ASC 606—Revenue from Contracts with Customers), and other miscellaneous costs.

(b)   Business transformation and integration costs consist of (i) severance and related costs; (ii) vehicle fleet rebranding costs; (iii) business integration costs; and (iv) information technology infrastructure transformation costs and other.

(In millions)	Six Months Ended March 31, 2018	Six Months Ended March 31, 2017	Nine Months Ended September 30, 2017	Nine Months Ended September 30, 2016	Fiscal Year 2016	Fiscal Year 2015
Severance and related costs	$2.2	$5.7	$0.8	$7.1	$13.1	$7.0
Rebranding of vehicle fleet	12.1	—	6.3	—	—	—
Business integration	0.2	0.2	—	3.8	4.0	23.2
IT infrastructure transformation and other	4.4	2.2	3.7	5.3	7.0	—

Business transformation and integration costs	$18.9	$8.2	$10.8	$16.2	$24.1	$30.2

(c)	Represents expenses incurred in connection with this offering.
(d)	Represents equity-based compensation expense recognized for stock plans outstanding.
(e)	Represents management fees paid to our Sponsors pursuant to a monitoring agreement. See “Certain Relationships and Related Party Transactions—Monitoring Agreement.”
(f)	Represents the tax effect of pre-tax items excluded from Adjusted Net Income and the removal of discrete tax items, which collectively result in a reduction of income tax benefit. The tax effect of pre-tax items excluded from Adjusted Net Income is computed using the statutory rate related to the jurisdiction that was impacted by the adjustment after taking into account the impact of permanent differences and valuation allowances. Discrete tax items include changes in laws or rates, changes in uncertain tax positions relating to prior years and changes in valuation allowances. The six months ended March 31, 2018 amount includes a $41.4 million benefit recognized as a result of the reduction in the U.S. corporate income tax rate from 35% to 21% under the 2017 Tax Act.

(in millions)	Six Months Ended March 31, 2018	Six Months Ended March 31, 2017	Nine Months Ended September 30, 2017	Nine Months Ended September 30, 2016	Fiscal Year 2016	Fiscal Year 2015
Tax impact of pre-tax income adjustments	$25.9	$23.6	$39.0	$49.8	$66.1	$73.7
Discrete tax items	41.8	(0.3)	1.8	—	(0.4)	0.1

Income tax adjustment	$67.7	$23.3	$40.8	$49.8	$65.7	$73.8

(g)	Represents the acquisition of legacy ValleyCrest land and buildings in October 2017.

RISK FACTORS

An investment in our common stock involves risk. You should carefully consider the following risks as well as the other information included in this prospectus, including “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes, before investing in our common stock. Any of the following risks could materially and adversely affect our business, financial condition, or results of operations. The selected risks described below, however, are not the only risks facing us. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially and adversely affect our business, financial condition, or results of operations. In such a case, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Related to Our Business

Our business is affected by general business, financial market and economic conditions, which could adversely affect our financial position, results of operations and cash flows.

Our business and results of operations are significantly affected by general business, financial market and economic conditions. General business, financial market and economic conditions that could impact the level of activity in the commercial landscape services industry include the level of commercial construction activity, the condition of the real estate markets where we operate, interest rate fluctuations, inflation, unemployment and wage levels, tax rates, capital spending, bankruptcies, volatility in both the debt and equity capital markets, liquidity of the global financial markets, the availability and cost of credit, investor and consumer confidence, global economic growth, local, state and federal government regulation, and the strength of regional and local economies in which we operate. These factors could also negatively impact the timing or the ultimate collection of accounts receivable, which would adversely impact our business, financial position, results of operations and cash flows.

During an economic downturn, our customers may decrease their spending on landscape services by seeking to reduce expenditures for landscape services, in particular enhancement services, engaging a lower cost service provider or performing landscape maintenance themselves rather than outsourcing to third parties like us or generally reducing the size and complexity of their new landscaping development projects.

Our industry and the markets in which we operate are highly competitive and increased competitive pressures could reduce our share of the markets we serve and adversely affect our business, financial position, results of operations and cash flows.

We operate in markets with relatively few large competitors, but barriers to entry in the landscape services industry are generally low, which has led to highly competitive markets consisting of various sized entities, ranging from small or local operators to large regional businesses, as well as potential customers that choose not to outsource their landscape maintenance services. Any of our competitors may foresee the course of market development more accurately than we do, provide superior service, have the ability to deliver similar services at a lower cost, develop stronger relationships with our customers and other consumers in the landscape services industry, adapt more quickly to evolving customer requirements than we do, devote greater resources to the promotion and sale of their services or access financing on more favorable terms than we can obtain. In addition, while regional competitors may be smaller than we are, some of these regional competitors may have a greater presence than we do in a particular market. As a result of any of these factors, we may not be able to compete successfully with our competitors, which could have an adverse effect on our business, financial position, results of operations and cash flows.

Our customers consider the quality and differentiation of the services we provide, our customer service and price when deciding whether to use our services. As we have worked to establish ourselves as leading, high-

quality providers of landscape maintenance and development services, we compete predominantly on the basis of high levels of service and strong relationships. We may not be able to, or may choose not to, compete with certain competitors on the basis of price. If we are unable to differentiate our services on the basis of high levels of service, quality and strong relationships, a greater proportion of our customers may switch to lower cost services providers or perform such services themselves. If we are unable to compete effectively with our existing competitors or new competitors enter the markets in which we operate, or our current customers stop outsourcing their landscape maintenance services, our financial position, results of operations and cash flows may be materially and adversely affected.

In addition, former employees may start landscape services businesses similar to ours and compete directly with us. Our industry faces low barriers to entry, making the possibility of former employees starting similar businesses more likely. While we customarily sign non-competition agreements, which typically continue for one year following the termination of employment, with our account managers, branch managers and certain other officers, such agreements do not fully protect us against competition from former employees. Enforceability of these non-competition agreements varies from state to state, and state courts will generally examine all of the facts and circumstances at the time a party seeks to enforce a non-competition agreement. Consequently, we cannot predict with certainty whether, if challenged, a court will enforce any particular non-competition agreement. Any increased competition from businesses started by former employees may reduce our market share and adversely affect our business, financial position, results of operations and cash flows.

Our business success depends on our ability to preserve long-term customer relationships.

Our success depends on our ability to retain our current customers, renew our existing customer contracts and obtain new business. Our ability to do so generally depends on a variety of factors, including the quality, price and responsiveness of our services, as well as our ability to market these services effectively and differentiate ourselves from our competitors. We largely seek to differentiate ourselves from our competitors on the basis of high levels of service, breadth of service offerings and strong relationships and may not be able to, or may choose not to, compete with certain competitors on the basis of price. There can be no assurance that we will be able to obtain new business, renew existing customer contracts at the same or higher levels of pricing or that our current customers will not cease operations, elect to self-operate or terminate contracts with us.

With respect to our Maintenance Services segment, we primarily provide services pursuant to agreements that are cancelable by either party upon 30-days’ notice. Consequently, our customers can unilaterally terminate all services pursuant to the terms of our service agreements, without penalty.

We may be adversely affected if customers reduce their outsourcing.

Our business and growth strategies benefit from the continuation of a current trend toward outsourcing services. Customers will outsource if they perceive that outsourcing may provide quality services at a lower overall cost and permit them to focus on their core business activities. We cannot be certain that this trend will continue or not be reversed or that customers that have outsourced functions will not decide to perform these functions themselves. If a significant number of our existing customers reduced their outsourcing and elected to perform the services themselves, such loss of customers could have a material adverse impact on our business, financial position, results of operations and cash flows.

Because we operate our business through dispersed locations across the United States, our operations may be materially adversely affected by inconsistent practices and the operating results of individual branches may vary.

We operate our business through a network of dispersed locations throughout the United States, supported by corporate executives and certain centralized services in our headquarters, with local branch management retaining responsibility for day-to-day operations and adherence to applicable local laws. Our operating structure could make it difficult for us to coordinate procedures across our operations in a timely manner or at all. We may have difficulty attracting and retaining local personnel. In addition, our branches may require significant oversight and coordination from headquarters to support their growth. In addition, the operating results of an individual branch may differ from that of another branch for a variety of reasons, including market size, management practices, competitive landscape, regulatory requirements and local economic conditions. Inconsistent implementation of corporate strategy and policies at the local level could materially and adversely affect our business, financial position, results of operations, and cash flows.

We may not successfully implement our business strategies, including achieving our growth objectives.

We may not be able to fully implement our business strategies or realize, in whole or in part within the expected time frames, the anticipated benefits of our various growth or other initiatives. Our various business strategies and initiatives, including our growth, operational and management initiatives, are subject to business, economic and competitive uncertainties and contingencies, many of which are beyond our control. The execution of our business strategy and our financial performance will continue to depend in significant part on our executive management team and other key management personnel, our ability to identify and complete suitable acquisitions and our executive management team’s ability to execute the new operational initiatives that they are undertaking. In addition, we may incur certain costs as we pursue our growth, operational and management initiatives, and we may not meet anticipated implementation timetables or stay within budgeted costs. As these initiatives are undertaken, we may not fully achieve our expected efficiency improvements or growth rates, or these initiatives may not be successful or could adversely impact our customer retention, supplier relationships or operations. Also, our business strategies may change from time to time in light of our ability to implement our business initiatives, competitive pressures, economic uncertainties or developments, or other factors.

Future acquisitions or other strategic transactions could negatively impact our reputation, business, financial position, results of operations and cash flows.

We have acquired businesses in the past and expect to continue to acquire businesses or assets in the future. However, there can be no assurance that we will be able to identify and complete suitable acquisitions. For example, due to the highly fragmented nature of our industry, it may be difficult for us to identify potential targets with revenues sufficient to justify taking on the risks associated with pursuing their acquisition. The failure to identify suitable acquisitions and successfully integrate these acquired businesses may limit our ability to expand our operations and could have an adverse effect on our business, financial position and results of operations.

In addition, acquired businesses may not perform in accordance with expectations, and our business judgments concerning the value, strengths and weaknesses of acquired businesses may not prove to be correct. We may also be unable to achieve expected improvements or achievements in businesses that we acquire. The process of integrating an acquired business may create unforeseen difficulties and expenses, including:

•	the diversion of resources needed to integrate new businesses, technologies, services, personnel or systems;

•	the inability to retain employees, customers and suppliers;

•	difficulties implementing our strategy at the acquired business;

•	the assumption of actual or contingent liabilities (including those relating to the environment);

•	failure to effectively and timely adopt and adhere to our internal control processes, accounting systems and other policies;

•	write-offs or impairment charges relating to goodwill and other intangible assets;

•	unanticipated liabilities relating to acquired businesses; and

•	potential expenses associated with litigation with sellers of such businesses.

If management is not able to effectively manage the integration process, or if any significant business activities are interrupted as a result of the integration process, we may not be able to realize anticipated benefits and revenue opportunities resulting from acquisitions and our business could suffer. Although we conduct due diligence investigations prior to each acquisition, there can be no assurance that we will discover or adequately protect against all material liabilities of an acquired business for which we may be responsible as a successor owner or operator.

In connection with our acquisitions, we generally require that key management and former principals of the businesses we acquire enter into non-competition agreements in our favor. Enforceability of these non-competition agreements varies from state to state, and state courts will generally examine all of the facts and circumstances at the time a party seeks to enforce a non-competition agreement. Consequently, we cannot predict with certainty whether, if challenged, a court will enforce any particular non-competition agreement. If one or more former principals or members of key management of the businesses we acquire attempt to compete with us and the courts refuse to enforce the non-competition agreement entered into by such person or persons, we might be subject to increased competition, which could materially and adversely affect our business, financial position, results of operations and cash flows.

Seasonality affects the demand for our services and our results of operations and cash flows.

The demand for our services and our results of operations are affected by the seasonal nature of our landscape maintenance services in certain regions. In geographies that do not have a year-round growing season, the demand for our landscape maintenance services decreases during the winter months. Typically, our revenues and net income have been higher in the spring and summer seasons, which correspond with our third and fourth fiscal quarters following the change of our fiscal year end date to September 30, effective September 30, 2017. The lower level of activity in seasonal markets during our first and second fiscal quarters is partially offset by revenue from our snow removal services. In our Development Services segment, we typically experience lower activity levels during the winter months. Such seasonality causes our results of operations to vary from quarter to quarter. Due to the seasonal nature of the services we provide, we also experience seasonality in our employment and working capital needs. Our employment and working capital needs generally correspond with the increased demand for our services in the spring and summer months and employment levels and operating costs are generally at their highest during such months. Consequently, our results of operations and financial position can vary from year-to-year, as well as from quarter-to-quarter. If we are unable to effectively manage the seasonality and year-to-year variability, our results of operations, financial position and cash flow may be adversely affected.

Our operations are impacted by weather conditions.

We perform landscape services, the demand for which is affected by weather conditions, including, without limitation, potential impacts from climate change, droughts, severe storms and significant rain or snowfall, all of which may impact the timing and frequency of the performance of our services, or our ability to perform the services at all. For example, severe weather conditions, such as excessive heat or cold, may result in maintenance services being omitted for part of a season or beginning earlier than anticipated, which could result in lost revenues or require additional services to be performed for which we may not receive corresponding incremental revenues. Variability in the frequency of which we must perform our services can affect the margins we realize on a given contract.

Certain extreme weather events, such as hurricanes and tropical storms, can result in increased enhancement revenues related to cleanup and other services. However, such weather events may also impact our ability to deliver our contracted services or cause damage to our facilities or equipment. These weather events can also result in higher fuel costs, higher labor costs and shortages of raw materials and products. As a result, a perceived earnings benefits related to extreme weather events may be moderated.

Additionally, droughts could cause shortage in the water supply and governments may impose limitations on water usage, which may change customer demand for landscape maintenance and irrigation services. There is a risk that demand for our services will change in ways that we are unable to predict.

Increases in raw material costs, fuel prices, wages and other operating costs could adversely impact our business, financial position, results of operations and cash flows.

Our financial performance may be adversely affected by increases in the level of our operating expenses, such as fuel, fertilizer, chemicals, road salt, mulch, wages and salaries, employee benefits, health care, subcontractor costs, vehicle, facilities and equipment leases, self-insurance costs and other insurance premiums as well as various regulatory compliance costs, all of which may be subject to inflationary pressures. While we seek to manage price and availability risks related to raw materials, such as fuel, fertilizer, chemicals, road salt and mulch, through procurement strategies, these efforts may not be successful and we may experience adverse impacts due to rising prices of such products. In addition, we closely monitor wage, salary and benefit costs in an effort to remain competitive in our markets. Attracting and maintaining a high quality workforce is a priority for our business, and if wage, salary or benefit costs increase, including as a result of minimum wage legislation, our operating costs will increase, and have increased in the past.

We cannot predict the extent to which we may experience future increases in operating expenses as well as various regulatory compliance costs. To the extent such costs increase, we may be prevented, in whole or in part, from passing these cost increases through to our existing and prospective customers, which could have a material adverse impact on our business, financial position, results of operations and cash flows.

Product shortages, loss of key suppliers, failure to develop relationships with qualified suppliers or dependence on third-party suppliers and manufacturers could affect our financial health.

Our ability to offer a wide variety of services to our customers is dependent upon our ability to obtain adequate supplies, materials and products from manufacturers, distributors and other suppliers. Any disruption in our sources of supply, particularly of the most commonly used items, including fertilizer, chemicals, road salt and mulch, could result in a loss of revenues, reduced margins and damage to our relationships with customers. Supply shortages may occur as a result of unanticipated increases in demand or difficulties in production or delivery.

Additionally, as part of our procurement strategy, we source certain materials and products we use in our business from a limited number of suppliers. We have historically purchased more than 10% of our direct material costs from a single supplier. If our suppliers experience difficulties or disruptions in their operations or if we lose any significant supplier, we may experience increased supply costs or may experience delays in establishing replacement supply sources that meet our quality and control standards. The loss of, or a substantial decrease in the availability of, supplies and products from our suppliers or the loss of key supplier arrangements could adversely impact our business, financial position, results of operations and cash flows.

If we are unable to accurately estimate the overall risks, requirements or costs when we bid on or negotiate contracts that are ultimately awarded to us, we may achieve lower than anticipated profits or incur contract losses.

A significant portion of our contracts are subject to competitive bidding and/or are negotiated on a fixed- or capped-fee basis for the services covered. Such contracts generally require that the total amount of work, or a specified portion thereof, be performed for a single price irrespective of our actual costs. If our cost estimates for a contract are inaccurate, or if we do not execute the contract within our cost estimates, then cost overruns may cause the contract not to be as profitable as we expected or could cause us to incur losses.

Our results of operations from our landscape development services are subject to periodic fluctuations. Our landscape development services have been, and in the future may be, adversely impacted by declines in the new commercial construction sector, as well as in spending on repair and upgrade activities. Such variability in this part of our business could result in lower revenues and reduced cash flows and profitability.

With respect to our Development Services segment, a significant portion of our revenues are derived from development activities associated with new commercial real estate development, including hospitality and leisure, which has experienced periodic declines, some of which have been severe. The strength of these markets depends on, among other things, housing starts, local occupancy rates, demand for commercial space, non-residential construction spending activity, business investment and general economic conditions, which are a function of many factors beyond our control, including interest rates, employment levels, availability of credit, consumer spending, consumer confidence and capital spending. During a downturn in the commercial real estate development industry, customers may decrease their spending on landscape development services by generally reducing the size and complexity of their new landscaping development projects. Weakness or downturns in commercial real estate development markets could have an adverse effect on our business, financial position, results of operations or cash flows.

Our results of operations for our snow removal services depend primarily on the level, timing and location of snowfall. As a result, a decline in frequency or total amounts of snowfall in multiple regions for an extended time could cause our results of operations to decline and adversely affect our ability to generate cash flow.

As a provider of snow removal services, our revenues are impacted by the frequency, amount, timing and location of snowfall in the regions in which we offer our services. A high number of snowfalls in a given season generally has a positive effect on the results of our operations. A low level or lack of snowfall in any given year in any of the snow-belt regions in North America (primarily the Midwest, Mid-Atlantic and Northeast regions of the United States) or a sustained period of reduced snowfall events in one or more of the geographic regions in which we operate will likely cause revenues from our snow removal services to decline in such year, which in turn may adversely affect our revenues, results of operations and cash flow.

In the past ten- and thirty-year periods, the regions that we service have averaged 2,765 inches and 2,567 inches of annual snowfall, respectively. However, there can be no assurance that these regions will receive seasonal snowfalls near their historical average in the future. Variability in the frequency and timing of snowfalls creates challenges associated with budgeting and forecasting for the Maintenance Services segment.

Additionally, the potential effects of climate change may impact the frequency and total amounts of future snowfall, which could have a material adverse effect on our revenues, results of operations and cash flow.

Our success depends on our executive management and other key personnel.

Our future success depends to a significant degree on the skills, experience and efforts of our executive management and other key personnel and their ability to provide us with uninterrupted leadership and direction. The failure to retain our executive officers and other key personnel or a failure to provide adequate succession plans could have an adverse impact. The availability of highly qualified talent is limited, and the competition for talent is robust. A failure to efficiently or effectively replace executive management members or other key personnel and to attract, retain and develop new qualified personnel could have an adverse effect on our operations and implementation of our strategic plan.

Our future success depends on our ability to attract, retain and maintain positive relations with trained workers.

Our future success and financial performance depend substantially on our ability to attract, train and retain workers, including account, branch and regional management personnel. The landscape services industry is labor intensive, and industry participants, including us, experience high turnover rates among hourly workers and competition for qualified supervisory personnel. In addition we, like many landscape service providers who conduct a portion of their operations in seasonal climates, employ a portion of our field personnel for only part of the year.

We have historically relied on the H-2B visa program to bring workers to the United States on a seasonal basis. In 2017, we employed approximately 1,626 seasonal workers through the H-2B visa program. If we are unable to hire sufficient numbers of seasonal workers, through the H-2B program or otherwise, we may experience a labor shortage. In the event of a labor shortage, whether related to seasonal or permanent staff, we could experience difficulty in delivering our services in a high-quality or timely manner and could experience increased recruiting, training and wage costs in order to attract and retain employees, which would result in higher operating costs and reduced profitability.

As of March 31, 2018, we had approximately 19,000 employees, approximately 5% of which are represented by a union pursuant to collective bargaining agreements. If a significant number of our employees were to unionize, including in the wake of any future legislation that makes it easier for employees to unionize, our business could be negatively affected. Any inability by us to negotiate collective bargaining arrangements could result in strikes or other work stoppages disrupting our operations, and new union contracts could increase operating and labor costs. If these labor organizing activities were successful, it could further increase labor costs, decrease operating efficiency and productivity in the future, or otherwise disrupt or negatively impact our operations. Moreover, certain of the collective bargaining agreements we participate in require periodic contributions to multiemployer defined benefit pension plans. Our required contributions to these plans could increase because of a shrinking contribution base as a result of the insolvency or withdrawal of other companies that currently contribute to these plans, the inability or failure of withdrawing companies to pay their withdrawal liability, low interest rates, lower than expected returns on pension fund assets or other funding deficiencies. Additionally, in the event we were to withdraw from some or all of these plans as a result of our exiting certain markets or otherwise, and the relevant plans are underfunded, we may become subject to a withdrawal liability. The amount of these required contributions may be material.

Our business could be adversely affected by a failure to properly verify the employment eligibility of our employees.

We use the “E-Verify” program, an Internet-based program run by the U.S. government, to verify employment eligibility for all new employees throughout our company. However, use of E-Verify does not guarantee that we will successfully identify all applicants who are ineligible for employment. Although we use E-Verify and require all new employees to provide us with government-specified documentation evidencing their employment eligibility, some of our employees may, without our knowledge, be unauthorized workers. The employment of unauthorized workers may subject us to fines or penalties, and adverse publicity that negatively impacts our reputation and may make it more difficult to hire and keep qualified employees. We are subject to regulations of U.S. Immigration and Customs Enforcement, or ICE, and we are audited from time to time by ICE for compliance with work authentication requirements. While we believe we are in compliance with applicable laws and regulations, if we are found not to be in compliance as a result of any audits, we may be subject to fines or other remedial actions. See “Business—Regulatory Overview—Employee and Immigration Matters.”

Termination of a significant number of employees in specific markets or across our company due to work authorization or other regulatory issues would disrupt our operations, and could also cause additional adverse publicity and temporary increases in our labor costs as we train new employees. We could also become subject to fines, penalties and other costs related to claims that we did not fully comply with all recordkeeping obligations of federal and state immigration compliance laws. Our reputation and financial performance may be materially harmed as a result of any of these factors. Furthermore, immigration laws have been an area of considerable political focus in recent years, and the U.S. Congress and the Executive Branch of the U.S. government from time to time consider or implement changes to federal immigration laws, regulations or enforcement programs.

Further changes in immigration or work authorization laws may increase our obligations for compliance and oversight, which could subject us to additional costs and potential liability and make our hiring process more cumbersome, or reduce the availability of potential employees.

Our use of subcontractors to perform work under certain customer contracts exposes us to liability and financial risk.

In our Development Services segment and through our qualified service partner network in our Maintenance Services segment, we use subcontractors to perform work in situations in which we are not able to self-perform the work involved. If we are unable to hire qualified subcontractors, our ability to successfully complete a project or perform services could be impaired. If we are not able to locate qualified third-party subcontractors or the amount we are required to pay for subcontractors exceeds what we have estimated, especially in a fixed- or capped-fee contract, these contracts may not be as profitable as we expected or we could incur losses. In addition, contracts which require work to be performed by subcontractors may yield a lower margin than contracts where we self-perform the work.

Such arrangements may involve subcontracts where we do not have direct control over the performing party. A failure to perform, for whatever reason, by one or more of our subcontractors, or the alleged negligent performance of, the agreed-upon services may damage our reputation or expose us to liability. Although we have in place controls and programs to monitor the work of our subcontractors, there can be no assurance that these controls or programs will have the desired effect, and we may incur significant damage to our reputation or liability as a result of the actions or inactions of one or more of our subcontractors, any of which could have a material adverse effect on our business, financial position and results of operations.

Furthermore, while we screen subcontractors on a variety of criteria, including insurance, the level of insurance carried by our subcontractors varies. If our subcontractors are unable to cover the cost of damages or physical injuries caused by their actions, whether through insurance or otherwise, we may be held liable, regardless of any indemnification agreements in place.

A significant portion of our assets consists of goodwill and other intangible assets, the value of which may be reduced if we determine that those assets are impaired.

As a result of the KKR Acquisition and the ValleyCrest Acquisition, we applied the acquisition method of accounting. Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the tangible and identifiable intangible assets acquired, liabilities assumed and any non-controlling interest. Intangible assets, including goodwill, are assigned to our segments based upon their fair value at the time of acquisition. In accordance with GAAP, goodwill and indefinite lived intangible assets are evaluated for impairment annually, or more frequently if circumstances indicate impairment may have occurred. As of March 31, 2018, the net carrying value of goodwill and other intangible assets, net, represented $2,056.0 million, or 72% of our total assets. A future impairment, if any, could have a material adverse effect to our financial position or results of operations. See Note 7 “Intangible Assets, Goodwill and Acquisitions” to our audited consolidated financial statements and Note 6 “Intangible Assets, Goodwill and Acquisitions” to our unaudited consolidated financial statements included elsewhere in this prospectus for additional information related to impairment testing for goodwill and other intangible assets and the associated charges taken.

If we fail to comply with requirements imposed by applicable law or other governmental regulations, we could become subject to lawsuits, investigations and other liabilities and restrictions on our operations that could significantly and adversely affect our business.

We are subject to governmental regulation at the federal, state, and local levels in many areas of our business, such as employment laws, wage and hour laws, discrimination laws, immigration laws, human health and safety laws, transportation laws, environmental laws, false claims or whistleblower statutes, disadvantaged business enterprise statutes, tax codes, antitrust and competition laws, intellectual property laws, governmentally funded entitlement programs and cost and accounting principles, the Foreign Corrupt Practices Act, other anti-corruption laws, lobbying laws, motor carrier safety laws and data privacy and security laws. We may be subject to review, audit or inquiry by applicable regulators from time to time.

While we attempt to comply with all applicable laws and regulations, there can be no assurance that we are in full compliance with all applicable laws and regulations or interpretations of these laws and regulations at all times or that we will be able to comply with any future laws, regulations or interpretations of these laws and regulations.

If we fail to comply with applicable laws and regulations, including those referred to above, we may be subject to investigations, criminal sanctions or civil remedies, including fines, penalties, damages, reimbursement, injunctions, seizures or disgorgements or the ability to operate our motor vehicles. The cost of compliance or the consequences of non-compliance, could have a material adverse effect on our business and results of operations. In addition, government agencies may make changes in the regulatory frameworks within which we operate that may require either the corporation as a whole or individual businesses to incur substantial increases in costs in order to comply with such laws and regulations.

Compliance with environmental, health and safety laws and regulations, including laws pertaining to the use of pesticides, herbicides and fertilizers, or liabilities thereunder, could result in significant costs that adversely impact our reputation, business, financial position, results of operations and cash flows.

We are subject to a variety of federal, state and local laws and regulations relating to environmental, health and safety matters. In particular, in the United States, products containing pesticides generally must be registered with the U.S. Environmental Protection Agency, or EPA, and similar state agencies before they can be sold or applied. The pesticides we use are manufactured by independent third parties and are evaluated by the EPA as part of its ongoing exposure risk assessment and may be subject to similar evaluation by similar state agencies. The EPA, or similar state agencies, may decide that a pesticide we use will be limited or will not be re-registered for use in the United States. We cannot predict the outcome or the severity of the effect of the EPA’s, or a similar state agency’s, continuing evaluations. The failure to obtain or the cancellation of any such registration, or the partial or complete ban of such pesticides, could have an adverse effect on our business, the severity of which would depend on the products involved, whether other products could be substituted and whether our competitors were similarly affected.

The use of certain pesticides, herbicides and fertilizer products is also regulated by various federal, state and local environmental and public health and safety agencies. These regulations may require that only certified or professional users apply the product or that certain products only be used on certain types of locations. These laws may also require users to post notices on properties at which products have been or will be applied, notification to individuals in the vicinity that products will be applied in the future, or labeling of certain products or may restrict or ban the use of certain products. We can give no assurance that we can prevent violations of these or other regulations from occurring. Even if we are able to comply with all such regulations and obtain all necessary registrations and licenses, we cannot assure you that the pesticides, herbicides, fertilizers or other products we apply, or the manner in which we apply them, will not be alleged to cause injury to the environment, to people or to animals, or that such products will not be restricted or banned in certain circumstances. The costs of compliance, consequences of non-compliance, remediation costs and liabilities, unfavorable public perceptions of such products or products liability lawsuits could have a material adverse effect on our reputation, business, financial position, results of operations and cash flows.

In addition, federal, state and local agencies regulate the use, storage, treatment, disposal, handling and management of hazardous substances and wastes, emissions or discharges from our facilities or vehicles and the investigation and clean-up of contaminated sites, including our sites, customer sites and third-party sites to which we send wastes. We could incur significant costs and liabilities, including investigation and clean-up costs, fines, penalties and civil or criminal sanctions for non-compliance and claims by third parties for property and natural resource damage and personal injury under these laws and regulations. If there is a significant change in the facts or circumstances surrounding the assumptions upon which we operate, or if we are found to violate, or be liable under, applicable environmental and public health and safety laws and regulations, it could have a material adverse effect on future environmental capital expenditures and other environmental expenses and on our reputation, business, financial position, results of operations and cash flows. In addition, potentially significant expenditures could be required to comply with environmental laws and regulations, including requirements that may be adopted or imposed in the future.

Adverse litigation judgments or settlements resulting from legal proceedings relating to our business operations could materially adversely affect our business, financial position and results of operations.

From time to time, we are subject to allegations, and may be party to legal claims and regulatory proceedings, relating to our business operations. Such allegations, claims or proceedings may, for example, relate to personal injury, property damage, general liability claims relating to properties where we perform services, vehicle accidents involving our vehicles and our employees, regulatory issues, contract disputes or employment matters and may include class actions. See “Business—Legal Proceedings.” Such allegations, claims and proceedings have been and may be brought by third parties, including our customers, employees, governmental or regulatory bodies or competitors. Defending against these and other such claims and proceedings is costly and time consuming and may divert management’s attention and personnel resources from our normal business operations, and the outcome of many of these claims and proceedings cannot be predicted. If any of these claims or proceedings were to be determined adversely to us, a judgment, a fine or a settlement involving a payment of a material sum of money were to occur, or injunctive relief were issued against us, our business, financial position and results of operations could be materially adversely affected.

Currently, we carry a broad range of insurance for the protection of our assets and operations. However, such insurance may not fully cover all material expenses related to potential allegations, claims and proceedings, or any adverse judgments, fines or settlements resulting therefrom, as such insurance programs are often subject to significant deductibles or self-insured retentions or may not cover certain types of claims. In addition, we self-insure with respect to certain types of claims. To the extent we are subject to a higher frequency of claims, are subject to more serious claims or insurance coverage is not available, our liquidity, financial position and results of operations could be materially adversely affected.

We are also responsible for our legal expenses relating to such claims. We reserve currently for anticipated losses and related expenses. We periodically evaluate and adjust our claims reserves to reflect trends in our own experience as well as industry trends. However, ultimate results may differ from our estimates, which could result in losses over our reserved amounts.

Some of the equipment that our employees use is dangerous, and an increase in accidents resulting from the use of such equipment could negatively affect our reputation, results of operations and financial position.

Many of the services that we provide pose the risk of serious personal injury to our employees. Our employees regularly use dangerous equipment, such as lawn mowers, edgers and other power equipment. As a result, there is a significant risk of work-related injury and workers’ compensation claims. To the extent that we experience a material increase in the frequency or severity of accidents or workers’ compensation claims, or unfavorable developments on existing claims or fail to comply with worker health and safety regulations, our operating results and financial position could be materially and adversely affected. In addition, the perception that our workplace is unsafe may damage our reputation among current and potential employees, which may impact our ability to recruit and retain employees, which may adversely affect our business and results of operations.

Any failure, inadequacy, interruption, security failure or breach of our information technology systems, whether owned by us or outsourced or managed by third parties, could harm our ability to effectively operate our business and could have a material adverse effect on our business, financial position and results of operations.

We have centralized certain core functions and are dependent on automated information technology systems and networks to manage and support a variety of business processes and activities. Our ability to effectively manage our business and coordinate the sourcing of supplies, materials and products and our services depend significantly on the reliability and capacity of these systems and networks. Such systems and networks are subject to damage or interruption from power outages or damages, telecommunications problems, data corruption, software errors, network failures, security breaches, acts of war or terrorist attacks, fire, flood and natural disasters. Our servers or cloud-based systems could be affected by physical or electronic break-ins, and computer viruses or similar disruptions may occur. A system outage may also cause the loss of important data or disrupt our operations. Our existing safety systems, data backup, access protection, user management, disaster recovery and information technology emergency planning may not be sufficient to prevent or minimize the effect of data loss or long-term network outages.

In addition, we may have to upgrade our existing information technology systems from time to time in order for such systems to support the needs of our business and growth strategy, and the costs to upgrade such systems may be significant. We rely on certain hardware, telecommunications and software vendors to maintain and periodically upgrade many of these systems so that we can continue to support our business. Costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology or with maintenance or adequate support of existing systems could disrupt or reduce the efficiency of our operations. We also depend on our information technology staff. If we cannot meet our staffing needs in this area, we may not be able to fulfill our technology initiatives while continuing to provide maintenance on existing systems.

We could be required to make significant capital expenditures to remediate any such failure, malfunction or breach with our information technology systems or networks. Any material disruption or slowdown of our systems, including those caused by our failure to successfully upgrade our systems, and our inability to convert to alternate systems in an efficient and timely manner could have a material adverse effect on our business, financial position and results of operations.

If we fail to protect the security of personal information about our customers, employees or third parties, we could be subject to interruption of our business operations, private litigation, reputational damage and costly penalties.

We rely on, among other things, commercially available systems, software, tools and monitoring to provide security for processing, transmission and storage of confidential information of customers, employees and third parties. Activities by third parties, advances in computer and software capabilities and encryption technology, new tools and discoveries and other events or developments may facilitate or result in a compromise or breach of these systems. Any compromises, breaches or errors in applications related to these systems could cause damage to our reputation and interruptions in our operations and could result in a violation of applicable laws, regulations, orders, industry standards or agreements and subject us to costs, penalties and liabilities. We are subject to risks caused by data breaches and operational disruptions, particularly through cyber-attack or cyber-intrusion, including by computer hackers, foreign governments and cyber terrorists. The frequency of data breaches of companies and governments has increased in recent years as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. The occurrence of any of these events could have a material adverse impact on our reputation, business, financial position, results of operations and cash flow. Although we maintain insurance coverage for various cybersecurity risks, there can be no guarantee that all costs incurred will be fully insured.

We may not be able to adequately protect our intellectual property, which could harm the value of our brand and adversely affect our business.

Our ability to implement our business plan successfully depends in part on our ability to further build brand recognition using our trademarks, service marks and other proprietary intellectual property, including our name and logos. While it is our policy to protect and defend vigorously our rights to our intellectual property, we cannot predict whether steps taken by us to protect our intellectual property rights will be adequate to prevent infringement or misappropriation of these rights. Although we believe that we have sufficient rights to all of our trademarks, service marks and other intellectual property rights, we may face claims of infringement that could interfere with our business or our ability to market and promote our brands. Any such litigation may be costly, divert resources from our business and divert the attention of management. Moreover, if we are unable to successfully defend against such claims, we may be prevented from using our trademarks, service marks or other intellectual property rights in the future and may be liable for damages, which in turn could materially adversely affect our business, financial position or results of operations.

Although we make a significant effort to avoid infringing known proprietary rights of third parties, the steps we take to prevent misappropriation, infringement or other violation of the intellectual property of others may not be successful and from time to time we may receive notice that a third party believes that our use of certain trademarks, service marks and other proprietary intellectual property may be infringing certain trademarks or other proprietary rights of such third party. Responding to and defending such claims, regardless of their merit, can be costly and time-consuming, can divert management’s attention and other resources, and we may not prevail. Depending on the resolution of such claims, we may be barred from using a specific mark or other rights, may be required to enter into licensing arrangements from the third party claiming infringement (which may not be available on commercially reasonable terms, or at all), or may become liable for significant damages.

If any of the foregoing occurs, our ability to compete could be affected or our business, financial position and results of operations may be adversely affected.

Natural disasters, terrorist attacks and other external events could adversely affect our business.

Natural disasters, terrorist attacks and other adverse external events could materially damage our facilities or disrupt our operations, or damage the facilities or disrupt the operations of our customers or suppliers. The occurrence of any such event could prevent us from providing services and adversely affect our business, financial position and results of operations.

Changes in generally accepted accounting principles in the United States could have an adverse effect on our previously reported results of operations.

Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board, or FASB, the SEC, and various bodies formed to promulgate and to interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our previously reported results of operations and could affect the reporting of transactions completed before the announcement of a change.

In May 2014, the FASB issued new revenue recognition guidance under Accounting Standards Update, or ASU, No. 2014-09, “Revenue from Contracts with Customers (Topic 606),” which will be effective for our interim and annual periods beginning after September 30, 2018. Under this new guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The new guidance also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue that is recognized. In order to be able to comply with the requirements of ASU 2014-09 beginning in the first quarter of fiscal year 2019, we need to update and enhance our internal accounting systems, processes and our internal controls over financial reporting. This has required, and will continue to require, additional investments by us, and may require incremental resources and system configurations that could increase our operating costs in future periods. While we are continuing to evaluate the impact, we currently do not expect that the impact of adopting ASU 2014-09 will be material to our financial results, however, it is difficult to predict the exact impact of this or future changes to accounting principles or our accounting policies, any of which could negatively affect our results of operations.

Additionally, our assumptions, estimates and judgments related to complex accounting matters could significantly affect our financial results. GAAP and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business, including, but not limited to, revenue recognition, impairment of long-lived assets, leases and related economic transactions, intangibles, self-insurance, income taxes, property and equipment, litigation and equity-based compensation are highly complex and involve many subjective assumptions, estimates and judgments by us. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments by us (i) could require us to make changes to our accounting systems to implement these changes that could increase our operating costs and (ii) could significantly change our reported or expected financial performance.

Risks Related to Our Indebtedness

Our substantial indebtedness could have important adverse consequences and adversely affect our financial condition.

We have a significant amount of indebtedness. As of March 31, 2018, we had total indebtedness of $1,603.7 million, and as adjusted for this offering and the use of net proceeds therefrom, we would have had total indebtedness of $         million, and as of March 31, 2018, we had availability under the Revolving Credit Facility and the Receivables Financing Agreement of $128.6 million and $25.0 million, respectively. On June 8, 2018 we entered into Amendment No. 4 to the First Lien Credit Agreement to establish $35.0 million of new incremental revolving commitments, increasing the aggregate commitments under the Revolving Credit Facility to $235.4 million. Our availability under the Revolving Credit Facility as of March 31, 2018, as adjusted for Amendment No. 4 to the First Lien Credit Agreement, would have been $163.6 million. For a description of our credit facilities and definitions of capitalized terms used in this section, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Description of Indebtedness.”

Our level of debt could have important consequences, including: making it more difficult for us to satisfy our obligations with respect to our debt; limiting our ability to obtain additional financing to fund future working capital, capital expenditures, investments or acquisitions, or other general corporate requirements; requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, investments or acquisitions and other general corporate purposes; increasing our vulnerability to adverse changes in general economic, industry and competitive conditions; exposing us to the risk of increased interest rates as certain of our borrowings, including borrowings under the First Lien Credit Agreement and the Second Lien Credit Agreement, are at variable rates of interest; limiting our flexibility in planning for and reacting to changes in the industries in which we compete; placing us at a disadvantage compared to other, less leveraged competitors; increasing our cost of borrowing; and hampering our ability to execute on our growth strategy.

Our debt agreements contain restrictions that limit our flexibility in operating our business.

Our credit agreements impose significant operating and financial restrictions. These covenants may limit our ability and the ability of our subsidiaries, under certain circumstances, to, among other things:

•	incur additional indebtedness;

•	create or incur liens;

•	engage in certain fundamental changes, including mergers or consolidations;

•	sell or transfer assets;

•	pay dividends and distributions on our subsidiaries’ capital stock;

•	make acquisitions, investments, loans or advances;

•	prepay or repurchase certain indebtedness;

•	engage in certain transactions with affiliates; and

•	enter into negative pledge clauses and clauses restricting subsidiary distributions.

Each of our credit agreements also contain certain customary affirmative covenants and events of default, including a change of control. The First Lien Credit Agreement also contains a financial maintenance requirement with respect to the Revolving Credit Facility, prohibiting us from exceeding a certain first lien secured leverage ratio under certain circumstances. As a result of these covenants and restrictions, we are limited in how we conduct our business, and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness we may incur could include more restrictive covenants. We cannot guarantee that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders and/or amend the covenants.

Our failure to comply with the restrictive covenants described above as well as others contained in our future debt instruments from time to time could result in an event of default, which, if not cured or waived, could result in our being required to repay these borrowings before their maturity dates. In addition, any event of default or declaration of acceleration under one debt instrument could also result in an event of default under one or more of our other debt instruments. If we are unable to repay, refinance or restructure our indebtedness under our secured debt, the holders of such debt could proceed against the collateral securing that indebtedness. If we are forced to refinance these borrowings on less favorable terms or if we are unable to repay, refinance or restructure such indebtedness, our financial condition and results of operations could be adversely affected.

We may be unable to generate sufficient cash flow to satisfy our significant debt service obligations, which could have a material adverse effect on our business, financial condition and results of operations.

Our ability to make principal and interest payments on and to refinance our indebtedness will depend on our ability to generate cash in the future and is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If our business does not generate sufficient cash flow from operations, in the amounts projected or at all, or if future borrowings are not available to us in amounts sufficient to fund our other liquidity needs, our business, financial condition and results of operations could be materially adversely affected.

If we cannot generate sufficient cash flow from operations to make scheduled principal and interest payments in the future, we may need to refinance all or a portion of our indebtedness on or before maturity, sell assets, delay capital expenditures or seek additional equity. The terms of our existing or future debt agreements may also restrict us from affecting any of these alternatives. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. Further, changes in the credit and capital markets, including market disruptions and interest rate fluctuations, may increase the cost of financing, make it more difficult to obtain favorable terms, or restrict our access to these sources of future liquidity. In addition, any failure to make scheduled payments of interest and principal on our outstanding indebtedness would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness on commercially reasonable terms or at all. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance or restructure our obligations on commercially reasonable terms or at all, could have a material adverse effect on our business, financial condition and results of operations, as well as on our ability to satisfy our obligations in respect of our indebtedness.

Despite our level of indebtedness, we and our subsidiaries may still be able to incur substantially more debt, including off-balance sheet financing, contractual obligations and general and commercial liabilities. This could further exacerbate the risks to our financial condition described above.

We and our subsidiaries may be able to incur significant additional indebtedness in the future, including off-balance sheet financings, contractual obligations and general and commercial liabilities. Although the First Lien Credit Agreement and Second Lien Credit Agreement contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be substantial. In addition, we can increase the borrowing availability under the First Lien Credit Agreement by up to $150.0 million in the form of additional commitments under the Revolving Credit Facility and/or incremental term loans plus an additional amount so long as we do not exceed a specified first lien secured leverage ratio. If new debt is added to our current debt levels, the related risks that we now face could intensify.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under the First Lien Credit Agreement and Second Lien Credit Agreement and our Receivables Financing Agreement are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness will increase even though the amount borrowed will remain the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease.

If the financial institutions that are part of the syndicate of our Revolving Credit Facility fail to extend credit under our facility or reduce the borrowing base under our Revolving Credit Facility, our liquidity and results of operations may be adversely affected.

We have access to capital through our Revolving Credit Facility, which is governed by the First Lien Credit Agreement. Each financial institution which is part of the syndicate for our Revolving Credit Facility is responsible on a several, but not joint, basis for providing a portion of the loans to be made under our facility. If any participant or group of participants with a significant portion of the commitments in our Revolving Credit Facility fails to satisfy its or their respective obligations to extend credit under the facility and we are unable to find a replacement for such participant or participants on a timely basis (if at all), our liquidity may be adversely affected.

We utilize derivative financial instruments to reduce our exposure to market risks from changes in interest rates on our variable rate indebtedness and we will be exposed to risks related to counterparty credit worthiness or non-performance of these instruments.

We have entered into interest rate swap instruments to limit our exposure to changes in variable interest rates. While our hedging strategy is designed to minimize the impact of increases in interest rates applicable to our variable rate debt, there can be no guarantee that our hedging strategy will be effective, and we may experience credit-related losses in some circumstances. See Note 10 “Financial Instruments Measured at Fair Value” to our audited consolidated financial statements and Note 8 “Fair Value Measurements and Derivatives Instruments” to our unaudited consolidated financial statements included elsewhere in this prospectus.

Risks Related to this Offering and Ownership of Our Common Stock

No market currently exists for our common stock, and an active, liquid trading market for our common stock may not develop, which may cause shares of our common stock to trade at a discount from the initial offering price and make it difficult to sell the shares of common stock you purchase.

Prior to this offering, there has not been a public trading market for shares of our common stock. We cannot predict the extent to which investor interest in us, including coverage by securities analysts, will lead to the development of a trading market or how active and liquid that market may become. If an active and liquid trading market does not develop or continue, you may have difficulty selling your shares of our common stock at an attractive price or at all. The initial public offering price per share of common stock will be determined by negotiations between us and the underwriters, and may not be indicative of the price at which shares of our common stock will trade in the public market after this offering. The market price of our common stock may decline below the initial offering price and you may not be able to sell your shares of our common stock at or above the price you paid in this offering, or at all.

You will incur immediate and substantial dilution.

Prior stockholders have paid substantially less per share of our common stock than the price in this offering. The initial public offering price per share of our common stock will be substantially higher than the net tangible book deficit per share of outstanding common stock prior to completion of this offering. Based on our net tangible book deficit as of March 31, 2018 and upon the issuance and sale of                  shares of our common stock by us at an assumed initial public offering price of $         per share (the mid-point of the estimated offering price range set forth on the cover page of this prospectus), if you purchase our common stock in this offering, you will pay more for your shares than the amounts paid by our existing stockholders for their shares and you will suffer immediate dilution of approximately $         per share. Dilution is the amount by which the offering price paid by purchasers of our common stock in this offering will exceed the as adjusted net tangible book value (deficit) per share of our common stock upon completion of this offering. If the underwriters exercise their option to purchase additional shares, or if outstanding options to purchase our common stock are exercised, you will experience additional dilution. You may experience additional dilution upon future equity issuances or upon the exercise of options to purchase our common stock or the settlement of restricted stock units granted to our employees, executive officers and directors under our 2018 Omnibus Incentive Plan or our ESPP, each of which we intend to adopt in connection with this offering, or other omnibus incentive plans. See “Dilution.”

Our stock price may change significantly following this offering, and you may not be able to resell shares of our common stock at or above the price you paid or at all, and you could lose all or part of your investment as a result.

We and the underwriters will negotiate to determine the initial public offering price. You may not be able to resell your shares at or above the initial public offering price due to a number of factors such as those listed in “—Risks Related to Our Business” and the following:

•	results of operations that vary from the expectations of securities analysts and investors;

•	results of operations that vary from those of our competitors;

•	changes in expectations as to our future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

•	changes in economic conditions for companies in our industry;

•	changes in market valuations of, or earnings and other announcements by, companies in our industry;

•	declines in the market prices of stocks generally, particularly those of peer companies or other companies in the service sector;

•	additions or departures of key management personnel;

•	strategic actions by us or our competitors;

•	announcements by us, our competitors, and our suppliers related to significant contracts, acquisitions, joint ventures, other strategic relationships or capital commitments;

•	changes in preferences of our customers;

•	changes in general economic or market conditions or trends in our industry or the economy as a whole;

•	changes in business or regulatory conditions;

•	future sales of our common stock or other securities;

•	investor perceptions of or the investment opportunity associated with our common stock relative to other investment alternatives;

•	the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC;

•	announcements relating to litigation or governmental investigations;

•	guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

•	the development and sustainability of an active trading market for our stock;

•	changes in accounting principles; and

•	other events or factors, including those resulting from informational technology system failures and disruptions, natural disasters, war, acts of terrorism or responses to these events.

Furthermore, the stock market may experience extreme volatility that, in some cases, may be unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock is low.

In the past, following periods of market volatility, or following periods or events unrelated to market volatility, stockholders have instituted securities class action litigation. If we were to become involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the merits or outcome of such litigation.

Because we have no current plans to pay cash dividends on our common stock, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We have no current plans to pay cash dividends on our common stock. The declaration, amount and payment of any future dividends on our common stock will be at the sole discretion of our Board of Directors. Our Board of Directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, including restrictions under our credit agreements and other indebtedness we may incur, and such other factors as our Board of Directors may deem relevant. See “Dividend Policy.”

As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than your purchase price.

We are a holding company with no operations of our own and, as such, we depend on our subsidiaries for cash to fund all of our operations and expenses, including future dividend payments, if any.

Our operations are conducted entirely through our subsidiaries and our ability to generate cash to meet our debt service obligations or to make future dividend payments, if any, is highly dependent on the earnings and the receipt of funds from our subsidiaries via dividends or intercompany loans.

If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, our stock price and trading volume could decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our industry. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrade our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our stock could decline. If one or more of these analysts stop covering us or fail to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

We will incur significantly increased costs and become subject to additional regulations and requirements as a result of becoming a public company, and our management will be required to devote substantial time to new compliance matters, which could lower our profits or make it more difficult to run our business.

As a public company, we will incur significant legal, regulatory, finance, accounting, investor relations and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. As a result of having publicly traded common stock, we will also be required to comply with, and incur costs associated with such compliance with, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, as well as rules and regulations implemented by the SEC and the NYSE. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. Our management will need to devote a substantial amount of time to ensure that we comply with all of these requirements, diverting the attention of management away from revenue-producing activities. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

Failure to comply with requirements to design, implement and maintain effective internal controls could have a material adverse effect on our business and stock price.

As a privately-held company, we were not required to evaluate our internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404(a) of the Sarbanes-Oxley Act, or Section 404.

As a public company, we will have significant requirements for enhanced financial reporting and internal controls. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements and harm our results of operations. In addition, we will be required, pursuant to Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting in the second annual report following the completion of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business. Our independent registered public accounting firm will be required to issue an attestation report on effectiveness of our internal controls in the second annual report following the completion of this offering.

In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, we may encounter problems or delays in completing the remediation of any deficiencies identified by our independent registered public accounting firm in connection with the issuance of their attestation report.

Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. Any material weaknesses could result in a material misstatement of our annual or quarterly consolidated financial statements or disclosures that may not be prevented or detected.

We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 or our independent registered public accounting firm may not issue an unqualified opinion. If either we are unable to conclude that we have effective internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified report, investors could lose confidence in our reported financial information, which could have a material adverse effect on the trading price of our common stock.

Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our common stock to decline.

After this offering, the sale of shares of our common stock in the public market, or the perception that such sales could occur, including sales by our existing stockholders, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon completion of this offering, we will have a total of                  shares of our common stock outstanding (                 shares if the underwriters exercise in full their option to purchase additional shares). Of the outstanding shares, the                  shares sold in this offering (or                  shares if the underwriters exercise in full their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, or Rule 144, including our directors, executive officers and other affiliates (including affiliates of KKR Sponsor and affiliates of MSD Partners), may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.”

The              shares of common stock held by affiliates of KKR Sponsor, affiliates of MSD Partners and certain of our directors and executive officers after this offering, representing     % of the total outstanding shares of our common stock following this offering, will be “restricted securities” within the meaning of Rule 144 and subject to certain restrictions on resale. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration such as Rule 144, as described in “Shares Eligible for Future Sale.”

In connection with this offering, we, our directors and executive officers and the Sponsors will sign lock-up agreements with the underwriters that will, subject to certain exceptions, restrict the disposition of, or hedging with respect to, the shares of our common stock or securities convertible into or exchangeable for shares of common stock, each held by them for 180 days following the date of this prospectus, except with the prior written consent of the representatives of the underwriters. In addition, the representatives of the underwriters may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements at any time and for any reason. Sales of a substantial number of such shares upon expiration of the lock-up agreements, the perception that such sales may occur, or early release of these agreements, could cause our market price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate. See “Underwriting (Conflicts of Interest)” for a description of these lock-up agreements. Additionally, the holders of substantially all of our outstanding common stock prior to this offering (other than affiliates of the KKR Sponsor) will be subject to agreements that will, subject to certain exceptions, restrict the disposition of, or hedging with respect to, the shares of our common stock or securities convertible into or exchangeable for shares of our common stock. See “Certain Relationships and Related Party Transactions—Amended Parent Limited Partnership Agreement.”

We expect that KKR Sponsor and certain of its affiliates will be considered an affiliate upon the expiration of the lock-up period based on their expected share ownership (consisting of 58,418,246 shares), as well as their board nomination rights. We also expect that MSD Partners and certain of its affiliates will be considered an affiliate upon the expiration of the lock-up period based on their expected share ownership (consisting of 13,630,362 shares), as well as their board nomination rights. Certain other of our stockholders may also be considered affiliates at that time.

In addition, pursuant to the Amended Parent Limited Partnership Agreement (as defined in “Certain Relationships and Related Party Transactions—Amended Parent Limited Partnership Agreement”), each of the Sponsors has the right, subject to certain conditions, to require us to register the sale of their shares of our common stock under the Securities Act. See “Certain Relationships and Related Party Transactions—Amended Parent Limited Partnership Agreement.” By exercising its registration rights and selling a large number of shares, a Sponsor could cause the prevailing market price of our common stock to decline. Certain of our other stockholders have “piggyback” registration rights with respect to future registered offerings of our common stock. Following completion of this offering, the shares covered by registration rights would represent approximately      % of our total common stock outstanding (or      % if the underwriters exercise in full their option to purchase additional shares). Registration of any of these outstanding shares of common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. See “Shares Eligible for Future Sale.”

As soon as practicable following this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of our common stock subject to outstanding stock options and the shares of our common stock subject to issuance under our 2018 Omnibus Incentive Plan, which will be adopted in connection with this offering. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market, subject to limitations in the Amended Parent Limited Partnership Agreement. See “Certain Relationships and Related Party Transactions—Amended Parent Limited Partnership Agreement.” We expect that the initial registration statement on Form S-8 relating to our 2018 Omnibus Incentive Plan and our ESPP, each of which will be adopted in connection with this offering, will cover                  shares of our common stock.

As restrictions on resale end, or if the existing stockholders exercise their registration rights, the market price of our shares of common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.

In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.

We will be a “controlled company” within the meaning of the NYSE rules and the rules of the SEC and, as a result, qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of other companies that are subject to such requirements.

After completion of this offering, the Sponsors will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements that:

•	a majority of our Board of Directors consist of “independent directors” as defined under the rules of the NYSE;

•	our Board of Directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	our director nominations be made, or recommended to the full Board of Directors, by our independent directors or by a nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Following this offering, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors, our compensation committee will not consist entirely of independent directors and we will have no nominating/corporate governance committee. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

In addition, on June 20, 2012, the SEC adopted Rule 10C-1, under the Securities Exchange Act of 1934, as amended, or the Exchange Act, to implement provisions of the Dodd-Frank Act, pertaining to compensation committee independence and the role and disclosure of compensation consultants and other advisers to the compensation committee. The national securities exchanges (including the NYSE) have since adopted amendments to their existing listing standards to comply with provisions of Rule 10C-1, and on January 11, 2013, the SEC approved such amendments. The amended listing standards require, among others, that:

•	compensation committees be composed of fully independent directors, as determined pursuant to new and existing independence requirements;

•	compensation committees be explicitly charged with hiring and overseeing compensation consultants, legal counsel and other committee advisers; and

•	compensation committees be required to consider, when engaging compensation consultants, legal counsel or other advisers, certain independence factors, including factors that examine the relationship between the consultant or adviser’s employer and us.

As a “controlled company,” we will not be subject to these compensation committee independence requirements.

Our Sponsors control us and their interests may conflict with ours or yours in the future.

Immediately following this offering, the Sponsors will beneficially own      % of our common stock, or     % if the underwriters exercise in full their option to purchase additional shares. As a result, the Sponsors will be able to control the election and removal of our directors and thereby control our policies and operations, including the appointment of management, future issuances of our common stock or other securities, payment of dividends, if any, on our common stock, the incurrence or modification of indebtedness by us, amendment of our amended and restated certificate of incorporation and amended and restated bylaws and the entering into of extraordinary transactions, and their interests may not in all cases be aligned with your interests. In addition, the Sponsors and their affiliates may have an interest in pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance their investment, even though such transactions might involve risks to you. For example, the Sponsors could cause us to make acquisitions that increase our indebtedness or cause us to sell revenue-generating assets.

Our Sponsors and their affiliates are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Our amended and restated certificate of incorporation will provide that none of the Sponsors, any of their affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. The Sponsors and their affiliates also may pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us.

In addition, the Sponsors and their affiliates will be able to determine the outcome of all matters requiring stockholder approval and will be able to cause or prevent a change of control of our company or a change in the composition of our Board of Directors and could preclude any acquisition of our company. This concentration of voting control could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of our company and ultimately might affect the market price of our common stock.

Anti-takeover provisions in our organizational documents could delay or prevent a change of control.

Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt, or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders.

These provisions will provide for, among other things:

•	the ability of our Board of Directors to issue one or more series of preferred stock;

•	advance notice requirements for nominations of directors by stockholders and for stockholders to include matters to be considered at our annual meetings;

•	certain limitations on convening special stockholder meetings;

•	the removal of directors only upon the affirmative vote of the holders of at least 66 2⁄3% of the shares of common stock entitled to vote generally in the election of directors if the Sponsors and their affiliates cease to beneficially own at least 40% of shares of common stock entitled to vote generally in the election of directors; and

•	that certain provisions may be amended only by the affirmative vote of at least 66 2⁄3% of shares of common stock entitled to vote generally in the election of directors if the Sponsors and their affiliates cease to beneficially own at least 40% of shares of common stock entitled to vote generally in the election of directors.

These anti-takeover provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares. See “Description of Capital Stock.”

Our Board of Directors will be authorized to issue and designate shares of our preferred stock in additional series without stockholder approval.

Our amended and restated certificate of incorporation will authorize our Board of Directors, without the approval of our stockholders, to issue 50,000,000 shares of our preferred stock, subject to limitations prescribed by applicable law, rules and regulations and the provisions of our amended and restated certificate of incorporation, as shares of preferred stock in series, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. The powers, preferences and rights of these additional series of preferred stock may be senior to or on parity with our common stock, which may reduce its value.

Our amended and restated certificate of incorporation will provide, subject to limited exceptions, that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the sole and exclusive forums for certain stockholder litigation matters, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.

Our amended and restated certificate of incorporation will provide, subject to limited exceptions, that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of our company, (ii) action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee or stockholder of our company to the Company or our stockholders, creditors or other constituents, (iii) action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the Delaware General Corporation Law, or the DGCL, or our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) action asserting a claim against the Company or any director or officer of the Company governed by the internal affairs doctrine. Our amended and restated certificate of incorporation further provides that, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the United States federal securities laws.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters we discuss in this prospectus may constitute forward-looking statements. You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” or “anticipates,” or similar expressions which concern our strategy, plans, projections or intentions. These forward-looking statements are included throughout this prospectus, including in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” and relate to matters such as our industry, growth strategy, goals and expectations concerning our market position, future operations, margins, profitability, capital expenditures, liquidity and capital resources and other financial and operating information. By their nature, forward-looking statements: speak only as of the date they are made; are not statements of historical fact or guarantees of future performance; and are subject to risks, uncertainties, assumptions, or changes in circumstances that are difficult to predict or quantify. Our expectations, beliefs, and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that management’s expectations, beliefs and projections will result or be achieved and actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

There are a number of risks, uncertainties, and other important factors that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus. Such risks, uncertainties, and other important factors include, among others, the risks, uncertainties and factors set forth above under “Risk Factors,” and the following:

•	general economic and financial conditions;

•	competitive industry pressures;

•	the failure to retain certain current customers, renew existing customer contracts and obtain new customer contracts;

•	a determination by customers to reduce their outsourcing or use of preferred vendors;

•	our ability to implement our business strategies and achieve our growth objectives;

•	acquisition and integration risks;

•	the seasonal nature of our landscape maintenance services;

•	our dependence on weather conditions;

•	increases in prices for raw materials and fuel;

•	product shortages and the loss of key suppliers;

•	the conditions and periodic fluctuations of real estate markets, including residential and commercial construction;

•	our ability to retain our executive management and other key personnel;

•	our ability to attract and retain trained workers and third-party contractors and re-employ seasonal workers;

•	any failure to properly verify employment eligibility of our employees;

•	subcontractors taking actions that harm our business;

•	our recognition of future impairment charges;

•	laws and governmental regulations, including those relating to employees, wage and hour, immigration, human health and safety and transportation;

•	environmental, health and safety laws and regulations;

•	the impact of any adverse litigation judgments or settlements resulting from legal proceedings relating to our business operations;

•	increase in on-job accidents involving employees;

•	any failure, inadequacy, interruption, security failure or breach of our information technology systems;

•	any failure to protect the security of personal information about our customers, employees and third parties;

•	our ability to adequately protect our intellectual property;

•	occurrence of natural disasters, terrorist attacks or other external events;

•	our ability to generate sufficient cash flow to satisfy our significant debt service obligations;

•	our ability to obtain additional financing to fund future working capital, capital expenditures, investments or acquisitions, or other general corporate requirements;

•	restrictions imposed by our debt agreements that limit our flexibility in operating our business; and

•	increases in interest rates increasing the cost of servicing our substantial indebtedness.

There may be other factors that could cause our actual results to differ materially from the forward-looking statements, including factors disclosed under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

We caution you that the risks, uncertainties, and other factors referenced above may not contain all of the risks, uncertainties and other factors that are important to you. In addition, we cannot assure you that we will realize the results, benefits, or developments that we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our business in the way expected. All forward-looking statements in this prospectus apply only as of the date made and are expressly qualified in their entirety by the cautionary statements included in this prospectus. We undertake no obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $         million from the sale of shares of our common stock in this offering, assuming an initial public offering price of $         per share, the mid-point of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us. If the underwriters exercise in full their option to purchase an additional                  shares, the net proceeds to us will be approximately $         million.

We intend to use the net proceeds to us from this offering to repay borrowings outstanding under the Second Lien Credit Agreement and, to the extent there are any remaining proceeds, to repay borrowings outstanding under the First Lien Credit Agreement. Borrowings under the Second Lien Credit Agreement mature on December 18, 2021 and presently bear interest at 8.31%. Borrowings under the First Lien Credit Agreement mature on December 18, 2020 and presently bear interest at 4.88%.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, based on the mid-point of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares from the expected number of shares to be sold by us in this offering, assuming no change in the assumed initial public offering price per share, the mid-point of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) our net proceeds from this offering by $         million. To the extent we raise more proceeds in this offering than currently estimated, we will repay additional indebtedness. To the extent we raise less proceeds in this offering than currently estimated, we will reduce the amount of our indebtedness that will be repaid.

DIVIDEND POLICY

We do not currently anticipate paying any dividends on our common stock following this offering and currently expect to retain all future earnings for use in the operation and expansion of our business. Following this offering and upon repayment of certain outstanding indebtedness, we may reevaluate our dividend policy. The declaration, amount and payment of any future dividends on our common stock will be at the sole discretion of our Board of Directors, which may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, including restrictions under our credit agreements and other indebtedness we may incur, and such other factors as our Board of Directors may deem relevant. If we elect to pay such dividends in the future, we may reduce or discontinue entirely the payment of such dividends at any time.

Because a significant portion of our operations is through our subsidiaries, our ability to pay dividends depends in part on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their jurisdiction of organization, agreements of our subsidiaries or covenants under any future outstanding indebtedness we or our subsidiaries incur. In addition, our ability to pay dividends is limited by covenants in our credit agreements. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Description of Indebtedness” for a description of the restrictions on our ability to pay dividends.

DILUTION

If you invest in our common stock in this offering, your ownership interest in us will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the as adjusted net tangible book value (deficit) per share of our common stock after this offering. Dilution results from the fact that the per share offering price of the common stock is substantially in excess of the book value per share attributable to the shares of common stock held by existing stockholders.

Our net tangible book deficit as of March 31, 2018 was approximately $1,351.0 million, or $(17.53) per share of our common stock. We calculate net tangible book value (deficit) per share by taking the amount of our total tangible assets, reduced by the amount of our total liabilities, and then dividing that amount by the total number of shares of common stock outstanding.

After giving effect to (i) the sale of              shares of our common stock in this offering at an assumed initial public offering price of $              per share, the mid-point of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us, and (ii) the application of the net proceeds from this offering as set forth under “Use of Proceeds,” our as adjusted net tangible book value (deficit) as of March 31, 2018 would have been $             million, or $             per share of our common stock. This amount represents an immediate increase in net tangible book value (or a decrease in net tangible book deficit) of $             per share to existing stockholders and an immediate and substantial dilution in net tangible book value (deficit) of $             per share to new investors purchasing shares in this offering at the assumed initial public offering price.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share of common stock			$
Net tangible book deficit per share as of March 31, 2018		$(17.53)
Increase in tangible book value per share attributable to new investors	$

As adjusted net tangible book value (deficit) per share after this offering

Dilution per share to new investors			$

Dilution is determined by subtracting the as adjusted net tangible book value (deficit) per share of common stock after the offering from the initial public offering price per share of common stock.

If the underwriters exercise in full their option to purchase additional shares, the as adjusted net tangible book value (deficit) per share after giving effect to the offering and the use of proceeds therefrom would be $             per share. This represents an increase in as adjusted net tangible book value (or a decrease in as adjusted net tangible book deficit) of $             per share to the existing stockholders and results in dilution in as adjusted net tangible book value (deficit) of $             per share to new investors.

Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the underwriting discount and estimated offering expenses payable by us, a $1.00 increase or decrease in the assumed initial public offering price of $             per share, the mid-point of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease the as adjusted net tangible book value (deficit) attributable to new investors purchasing shares in this offering by $             per share and the dilution to new investors by $             per share and increase or decrease the as adjusted net tangible book value (deficit) per share after offering by $             per share.

The following table summarizes, as of March 31, 2018, the differences between the number of shares purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders and by new investors. As the table shows, new investors purchasing shares in this offering will pay an average price per share substantially higher than our existing stockholders paid. The table below assumes an initial public offering price of $             per share, the mid-point of the estimated offering price range set forth on the cover page of this prospectus, for shares purchased in this offering and excludes the underwriting discount and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average/ Share
	Number	%		Amount	%
Existing stockholders			%	$		%	$
New investors			%			%

Total			%	$		%	$

If the underwriters were to fully exercise their option to purchase an additional              shares of our common stock, the percentage of shares of our common stock held by existing stockholders who are directors, officers or affiliated persons as of March 31, 2018 would be     % and the percentage of shares of our common stock held by new investors would be      %.

Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, a $1.00 increase or decrease in the assumed initial public offering price of $             per share, the mid-point of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease total consideration paid by new investors and total consideration paid by all stockholders by approximately $             million.

To the extent that outstanding options are exercised, or we grant options to our employees, executive officers and directors in the future and those options are exercised or other issuances of common stock are made, there will be further dilution to new investors.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2018:

•	on an actual basis; and

•	on an as adjusted basis to give effect to (1) the sale of approximately shares of our common stock in this offering; (2) the application of the estimated proceeds from the offering, at an assumed initial public offering price of $ per share, the mid-point of the estimated offering price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us, as described in “Use of Proceeds”; and (3) the payment of a monitoring agreement termination fee to each of KKR Sponsor and MSD Capital as described in “Certain Relationships and Related Party Transactions—Monitoring Agreement.”

You should read this table in conjunction with the information contained in “Use of Proceeds,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Description of Indebtedness,” as well as the audited consolidated financial statements and the notes thereto and the unaudited consolidated financial statements and notes thereto, each included elsewhere in this prospectus.

	As of March 31, 2018
(In millions, except share amounts)	Actual	As Adjusted(1)
Cash and cash equivalents	$9.5	$

Debt:
First Lien Term Loans (2)	$1,375.1	$
Second Lien Term Loans (3)	109.4
Revolving Credit Facility (4)	—
Receivables Financing Agreement (5)	150.0
Financing costs, net (6)	(30.8)

Total debt	$1,603.7	$

Stockholders’ equity (7):
Common stock, $0.01 par value (185,000,000 shares authorized and 76,985,447 shares issued and outstanding, actual; 500,000,000 shares authorized and shares issued and outstanding, as adjusted)	$0.8	$
Additional paid-in capital	897.2
Accumulated deficit	(177.3)
Accumulated other comprehensive loss	(16.1)

Total stockholders’ equity	$704.6	$

Total capitalization	$2,308.3	$

(1)

To the extent we change the number of shares of common stock sold by us in this offering from the shares we expect to sell or we change the initial public offering price from the assumed initial public offering price of $         per share, the mid-point of the estimated offering price range set forth on the cover page of this prospectus, or any combination of these events occurs, the net proceeds to us from this offering and each of the total stockholders’ equity and total capitalization may increase or decrease. A $1.00 increase or decrease in the assumed initial public offering price per share of the common stock, assuming no change in the number of shares of common stock to be sold, would increase or decrease the net proceeds that we receive in this offering and each of total stockholders’ equity and total capitalization by approximately $             .

An increase or decrease of 1,000,000 shares in the expected number of shares to be sold in the offering, assuming no change in the assumed initial public offering price per share, would increase or decrease our net proceeds from this offering and our total stockholders’ equity and total capitalization by approximately $ . To the extent we raise more proceeds in this offering, we will repay additional indebtedness. To the extent we raise less proceeds in this offering, we will reduce the amount of indebtedness that will be repaid.
(2)	Represents the aggregate face amount of our First Lien Term Loans. The First Lien Term Loans mature on December 18, 2020. For a further description of our First Lien Credit Agreement, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Description of Indebtedness.”
(3)	Represents the aggregate face amount of our Second Lien Term Loans. Our Second Lien Term Loans mature on December 18, 2021. For a further description of our Second Lien Credit Agreement, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Description of Indebtedness.”
(4)	As of March 31, 2018 we had no outstanding borrowings and $71.8 million in outstanding letters of credit under our Revolving Credit Facility, which matures on (x) with respect to revolving credit commitments that were extended by Amendment No. 2 to the First Lien Credit Agreement, September 18, 2020 (y) with respect to revolving credit commitments that were not extended by Amendment No. 2 to the First Lien Credit Agreement, December 18, 2018. As of , 2018, we had $ outstanding borrowings and $ in outstanding letters of credit under our Revolving Credit Facility. For a description of our credit facilities and definitions of capitalized terms used in this section, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Description of Indebtedness.”
(5)	The Receivables Financing Agreement provides for aggregate borrowings of up to $175.0 million governed by a borrowing base. As of March 31, 2018 we had $150.0 million in outstanding borrowings and no letters of credit outstanding under the Receivables Financing Agreement and there was $25.0 million of availability under the Receivables Financing Agreement. The Receivables Financing Agreement terminates on April 27, 2020.
(6)	Represents the debt issuance costs paid and deferred over the term of the respective loans, net of amortization.
(7)	Does not reflect shares of common stock (approximately % of which will be restricted stock subject to vesting) issuable in connection with the Class B Equity Conversion and shares of common stock (all of which will be restricted stock subject to vesting) issuable in connection with the IPO Equity Grant, in each case based on the mid-point of the estimated offering price range set forth on the cover page of this prospectus.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

Set forth below is our selected historical consolidated financial and other data as of the dates and for the periods indicated. For the purpose of discussing our financial results, we refer to ourselves as the “Successor” in the periods following the KKR Acquisition and the “Predecessor” during the periods preceding the KKR Acquisition.

The selected historical financial data as of September 30, 2017 and December 31, 2016 and for the nine months ended September 30, 2017 and for the years ended December 31, 2016 and 2015 has been derived from our audited historical consolidated financial statements included elsewhere in this prospectus, and the selected historical financial data as of December 31, 2015, 2014 and 2013 and the year ended December 31, 2014 and the periods from January 1, 2013 through December 17, 2013 and December 18, 2013 through December 31, 2013 has been derived from our audited historical consolidated financial statements not included in this prospectus. We changed our fiscal year end from December 31 to September 30 of each year, effective September 30, 2017. The selected historical financial data as of March 31, 2018, March 31, 2017 and September 30, 2016, for the six months ended March 31, 2018 and 2017 and for the nine months ended September 30, 2016 has been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements were prepared on a basis consistent with the audited consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair statement of the financial information. The results of operations for any period are not necessarily indicative of the results to be expected for any future period and the results for any interim period are not necessarily indicative of the results that may be expected for the full year. Share and per share data in the table below have been retroactively adjusted to give effect to the 2.33839-for-one reverse stock split, which occurred on June 8, 2018.

The selected historical consolidated financial and other data should be read in conjunction with, and are qualified by reference to, “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes and our unaudited consolidated financial statements and related notes thereto, each included elsewhere in this prospectus.

	Successor								Predecessor
(In millions, except per share amounts)	Six Months Ended March 31, 2018	Six Months Ended March 31, 2017	Nine Months Ended September 30, 2017	Nine Months Ended September 30, 2016	Fiscal Year 2016	Fiscal Year 2015	Fiscal Year 2014(1)	December 18, 2013 to December 31, 2013(1)	January 1, 2013 to December 17, 2013(1)
Statement of Operations Data:
Net service revenues	$1,141.5	$1,031.4	$1,713.6	$1,673.0	$2,185.3	$2,214.8	$1,612.5	$19.2	$898.0
Cost of services provided	856.7	769.9	1,259.8	1,208.2	1,578.1	1,604.6	1,195.7	16.5	610.6

Gross profit	284.8	261.5	453.8	464.8	607.2	610.3	416.8	2.7	287.5
Selling, general and administrative expense	237.6	226.9	311.8	344.4	468.0	452.8	297.0	7.6	198.0
Amortization expense	60.4	63.6	92.9	98.7	131.6	139.3	96.9	2.6	25.8
Transaction related expenses	—	—	—	—	—	—	18.8	18.7	14.7

(Loss) income from operations	(13.2)	(28.9)	49.1	21.8	7.6	18.1	4.2	(26.2)	49.0
Loss on debt extinguishment	—	—	—	—	—	—	—	—	(35.4)
Other income	1.0	1.0	1.4	1.9	2.2	3.8	0.7	0.3	2.0
Interest expense	50.0	48.5	73.7	70.3	94.7	89.6	71.9	3.0	50.7

Loss before income taxes	(62.1)	(76.4)	(23.2)	(46.6)	(84.9)	(67.7)	(67.0)	(28.9)	(35.0)
Income tax benefit	59.4	23.1	9.3	17.8	32.5	27.1	16.5	8.3	10.2

Net loss	$(2.7)	$(53.3)	$(14.0)	$(28.9)	$(52.4)	$(40.6)	$(50.5)	$(20.6)	$(24.8)

Loss per share(2):
Basic	$(0.04)	$(0.69)	$(0.18)	$(0.37)	$(0.67)	$(0.52)	$(1.29)	N/M	N/M
Diluted	$(0.04)	$(0.69)	$(0.18)	$(0.37)	$(0.67)	$(0.52)	$(1.29)	N/M	N/M
Weighted average shares outstanding (in thousands)(2):
Basic	77,052	77,057	77,071	77,719	77,685	78,412	39,257	N/M	N/M
Diluted	77,052	77,057	77,071	77,719	77,685	78,412	39,257	N/M	N/M

	Successor								Predecessor
(In millions, except per share amounts)	Six Months Ended March 31, 2018	Six Months Ended March 31, 2017	Nine Months Ended September 30, 2017	Nine Months Ended September 30, 2016	Fiscal Year 2016	Fiscal Year 2015	Fiscal Year 2014(1)	December 18, 2013 to December 31, 2013(1)	January 1, 2013 to December 17, 2013(1)
Statement of Cash Flows Data:
Cash flows from (used in) operating activities	$79.2	$68.8	$78.9	$66.6	$111.9	$123.4	$50.5	$(14.9)	$51.6
Cash flows used in investing activities	$(87.7)	$(50.5)	$(97.5)	$(61.9)	$(69.5)	$(65.4)	$(696.0)	$(1,564.4)	$(9.6)
Cash flows from (used in) financing activities	$5.3	$(11.3)	$(36.6)	$(41.0)	$(46.4)	$(24.8)	$668.2	$1,595.6	$(58.3)
Balance Sheet Data (at period end):
Cash and cash equivalents	$9.5	$42.6	$12.8	$35.7	$68.0	$72.0	$38.9	$16.2	N/A
Total assets	$2,860.5	$2,869.7	$2,858.6	$2,965.0	$2,890.6	$2,974.6	$3,121.7	$2,041.6	N/A
Total liabilities	$2,155.9	$2,192.2	$2,162.4	$2,242.4	$2,185.4	$2,191.7	$2,290.3	$1,350.9	N/A
Total stockholders’ equity	$704.6	$677.5	$696.3	$722.6	$705.2	$782.9	$831.5	$690.6	N/A
Other Financial Data:
Adjusted EBITDA (3)	$118.0	$88.3	$217.2	$206.2	$255.7	$271.6	$212.9	$(3.4)	$149.5
Adjusted Net Income (Loss) (3)	$21.0	$(1.1)	$55.5	$45.9	$48.6	$61.1	$52.7	$(4.7)	$42.6
Free Cash Flow (3)	$36.6	$38.8	$34.6	$6.5	$42.3	$57.7	$(5.6)	$(17.5)	$26.4
Adjusted Free Cash Flow (3)	$58.2	$38.8	$34.6	$6.5	$42.3	$57.7	$(5.6)	$(17.5)	$26.4

(1)	The results of the business acquired in the ValleyCrest Acquisition are included in our financial results from June 30, 2014, the date of acquisition. Accordingly, our financial results for fiscal year 2014 and periods prior do not reflect the full impact of the ValleyCrest Acquisition. After adjusting for that transaction and related eliminations as if it had occurred at the beginning of the relevant period, management estimates that net service revenues and Adjusted EBITDA would have been $1,917.9 million and $232.3 million in 2013 and $2,155.4 million and $255.2 million in 2014, respectively.
(2)	Earnings (loss) per share and weighted average shares outstanding are not meaningful for the 2013 periods shown above due to the small numbers of shares outstanding prior to the ValleyCrest Acquisition.
(3)	We report our financial results in accordance with GAAP. To supplement this information, we also use the following measures in this prospectus: “Adjusted EBITDA,” “Adjusted Net Income,” “Free Cash Flow” and “Adjusted Free Cash Flow.” Management believes that Adjusted EBITDA and Adjusted Net Income are helpful supplemental measures to assist us and investors in evaluating our operating results as they exclude certain items whose fluctuations from period to period do not necessarily correspond to changes in the operations of our business. Adjusted EBITDA represents net income (loss) before interest, taxes, depreciation and amortization, as further adjusted to exclude certain non-cash, non-recurring and other adjustment items. We believe that the adjustments applied in presenting Adjusted EBITDA are appropriate to provide additional information to investors about certain material non-cash items and about non-recurring items that we do not expect to continue at the same level in the future. Adjusted Net Income is defined as net income (loss) including interest and depreciation and excluding other items used to calculate Adjusted EBITDA and further adjusted for the tax effect of such exclusions and the removal of the discrete tax items. We believe Free Cash Flow and Adjusted Free Cash Flow are helpful supplemental measures to assist us and investors in evaluating our liquidity. Free Cash Flow represents cash flows from operating activities less capital expenditures, net of proceeds from the sale of property and equipment. Adjusted Free Cash Flow represents Free Cash Flow as further adjusted for the acquisition of certain legacy properties associated with our acquired ValleyCrest business. We believe Free Cash Flow and Adjusted Free Cash Flow are useful to provide additional information to assess our ability to pursue business opportunities and investments and to service our debt. Free Cash Flow and Adjusted Free Cash Flow have limitations as analytical tools, including that they do not account for our future contractual commitments and exclude investments made to acquire assets under capital leases and required debt service payments.

Set forth below are the reconciliations of net loss to Adjusted EBITDA and Adjusted Net Income, and cash flows from operating activities to Free Cash Flow and Adjusted Free Cash Flow.

	Successor								Predecessor
(In millions)	Six Months Ended March 31, 2018	Six Months Ended March 31, 2017	Nine Months Ended September 30, 2017	Nine Months Ended September 30, 2016	Fiscal Year 2016	Fiscal Year 2015	Fiscal Year 2014	December 18, 2013 to December 31, 2013	January 1, 2013 to December 17, 2013
Adjusted EBITDA
Net loss	$(2.7)	$(53.3)	$(14.0)	$(28.9)	$(52.4)	$(40.6)	$(50.5)	$(20.6)	$(24.8)
Plus:
Interest expense, net	50.0	48.5	73.7	70.3	94.7	89.6	71.9	3.0	50.7
Income tax benefit	(59.4)	(23.1)	(9.3)	(17.8)	(32.5)	(27.1)	(16.5)	(8.3)	(10.2)
Depreciation expense	38.8	40.8	56.5	58.0	79.3	74.2	50.4	1.1	31.1
Amortization expense	60.4	63.6	92.9	98.7	131.6	139.3	96.9	2.6	25.8
Establish public company financial reporting compliance (a)	2.8	2.0	0.8	4.0	5.5	—	—	—	—

	Successor								Predecessor
(In millions)	Six Months Ended March 31, 2018	Six Months Ended March 31, 2017	Nine Months Ended September 30, 2017	Nine Months Ended September 30, 2016	Fiscal Year 2016	Fiscal Year 2015	Fiscal Year 2014	December 18, 2013 to December 31, 2013	January 1, 2013 to December 17, 2013
Business transformation and integration costs (b)	18.9	8.2	10.8	16.2	24.1	30.2	37.9	—	55.6
Transaction costs (c)	—	—	—	—	—	—	18.8	18.7	14.7
Expenses related to initial public offering (d)	2.1	—	—	—	—	—	—	—	—
Equity-based compensation (e)	5.8	0.4	3.8	3.7	2.8	3.9	2.6	—	6.2
Management fees (f)	1.3	1.3	1.9	2.0	2.7	2.1	1.5	—	0.5

Adjusted EBITDA	$118.0	$88.3	$217.2	$206.2	$255.7	$271.6	$212.9	$(3.4)	$149.5

Adjusted Net Income
Net income (loss)	$(2.7)	$(53.3)	$(14.0)	$(28.9)	$(52.4)	$(40.6)	$(50.5)	$(20.6)	$(24.8)
Plus:
Amortization expense	60.4	63.6	92.9	98.7	131.6	139.3	96.9	2.6	25.8
Establish public company financial reporting compliance (a)	2.8	2.0	0.8	4.0	5.5	—	—	—	—
Business transformation and integration costs (b)	18.9	8.2	10.8	16.2	24.1	30.2	37.9	—	55.6
Transaction costs (c)	—	—	—	—	—	—	18.8	18.7	14.7
Expenses related to initial public offering (d)	2.1	—	—	—	—	—	—	—	—
Equity-based compensation (e)	5.8	0.4	3.8	3.7	2.8	3.9	2.6	—	6.2
Management fees (f)	1.3	1.3	1.9	2.0	2.7	2.1	1.5	—	0.5
Income tax adjustment (g)	(67.7)	(23.3)	(40.8)	(49.8)	(65.7)	(73.8)	(54.5)	(5.4)	(35.2)

Adjusted Net Income (Loss)	$21.0	$(1.1)	$55.5	$45.9	$48.6	$61.1	$52.7	$(4.7)	$42.6

Free Cash Flow and Adjusted Free Cash Flow
Cash flows from (used in) operating activities	$79.2	$68.8	$78.9	$66.6	$111.9	$123.4	$50.5	$(14.9)	$51.6
Minus:
Capital expenditures	44.1	32.4	50.6	65.4	75.6	71.3	60.0	2.6	31.1
Plus:
Proceeds from sale of property and equipment	1.5	2.4	6.3	5.3	6.0	5.6	3.8	—	5.8

Free Cash Flow	$36.6	$38.8	$34.6	$6.5	$42.3	$57.7	$(5.6)	$(17.5)	$26.4

Plus:
ValleyCrest land and building acquisition (h)	21.6	—	—	—	—	—	—	—	—

Adjusted Free Cash Flow	$58.2	$38.8	$34.6	$6.5	$42.3	$57.7	$(5.6)	$(17.5)	$26.4

(a)	Represents costs incurred to establish public company financial reporting compliance, including costs to comply with the requirements of Sarbanes-Oxley and the accelerated adoption of the new revenue recognition standard (ASC 606 – Revenue from Contracts with Customers) and other miscellaneous costs.
(b)	Business transformation and integration costs consist of (i) severance and related costs; (ii) vehicle fleet rebranding costs; (iii) business integration costs and (iv) information technology infrastructure transformation costs and other.

(In millions)	Six Months Ended March 31, 2018	Six Months Ended March 31, 2017	Nine Months Ended September 30, 2017	Nine Months Ended September 30, 2016	Fiscal Year 2016	Fiscal Year 2015	Fiscal Year 2014	December 18, 2013 to December 31, 2013	January 1, 2013 to December 17, 2013
Severance and related costs	$2.2	$5.7	$0.8	$7.1	$13.1	$7.0	$10.8	$—	$6.5
Rebranding of vehicle fleet	12.1	—	6.3	—	—	—	—	—	—
Business integration	0.2	0.2	—	3.8	4.0	23.2	27.1	—	49.1
IT infrastructure transformation and other	4.4	2.2	3.7	5.3	7.0	—	—	—	—

Business transformation and integration costs	$18.9	$8.2	$10.8	$16.2	$24.1	$30.2	$37.9	$—	$55.6

(c)	Represents transaction costs recognized in connection with the acquisition by our KKR Sponsor and ValleyCrest Acquisition.
(d)	Represents expenses incurred in connection with this offering.
(e)	Represents equity-based compensation expense recognized for stock plans outstanding.
(f)	Represents management fees paid to our Sponsors pursuant to a monitoring agreement. See “Certain Relationships and Related Party Transactions—Monitoring Agreement.”
(g)	Represents the tax effect of pre-tax items excluded from Adjusted Net Income and the removal of discrete tax items, which collectively result in a reduction of income tax benefit. The tax effect of pre-tax items excluded from Adjusted Net Income is computed using the statutory rate related to the jurisdiction that was impacted by the adjustment after taking into account the impact of permanent differences and valuation allowances. Discrete tax items include changes in laws or rates, changes in uncertain tax positions relating to prior years and changes in valuation allowances. The six months ended March 31, 2018 amount includes a $41.4 million benefit recognized as a result of the reduction in the U.S. corporate income tax rate from 35% to 21% under the 2017 Tax Act.

(In millions)	Six Months Ended March 31, 2018	Six Months Ended March 31, 2017	Nine Months Ended September 30, 2017	Nine Months Ended September 30, 2016	Fiscal Year 2016	Fiscal Year 2015	Fiscal Year 2014	December 18, 2013 to December 31, 2013	January 1, 2013 to December 17, 2013
Tax impact of pre-tax income adjustments	$25.9	$23.6	$39.0	$49.8	$66.1	$73.7	$53.8	$5.4	$34.0
Discrete tax items	41.8	(0.3)	1.8	—	(0.4)	0.1	0.7	—	1.3

Income tax adjustment	$67.7	$23.3	$40.8	$49.8	$65.7	$73.8	$54.5	$5.4	$35.2

(h)	Represents the acquisition of legacy ValleyCrest land and buildings in October 2017.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” and “Special Note Regarding Forward-Looking Statements” sections of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

We changed our fiscal year end from December 31 to September 30, beginning with September 30, 2017. The change aligns the fiscal year end with the seasonal business cycle of our industry. References herein to “fiscal year 2017” relate to the nine month transition period from January 1, 2017 through September 30, 2017. References to the prior year fiscal years relate to twelve month periods ended December 31, 2016 and December 31, 2015.

Overview

Our Company

We are the largest provider of commercial landscaping services in the United States, with revenues more than 10 times those of our next largest commercial landscaping competitor. We provide commercial landscaping services ranging from landscape maintenance and enhancements to tree care and landscape development. We operate through a differentiated and integrated national service model which systematically delivers services at the local level by combining our network of over 200 branches with a qualified service partner network. Our branch delivery model underpins our position as a single-source end-to-end landscaping solution provider to our diverse customer base at the national, regional and local levels, which we believe represents a significant competitive advantage. We believe our commercial customer base understands the financial and reputational risk associated with inadequate landscape maintenance and considers our services to be essential and non-discretionary. This creates recurring revenue and enhances the predictability of our business model, as demonstrated by our landscape maintenance contract renewal rate of approximately 85% for each of calendar year 2016 and 2017.

Our Segments

We report our results of operations through two reportable segments: Maintenance Services and Development Services. We serve a geographically diverse set of customers through our strategically located network of branches in 30 U.S. states, and, through our qualified service partner network, we are able to efficiently provide nationwide coverage in all 50 U.S. states and Puerto Rico.

Maintenance Services

Our Maintenance Services segment delivers a full suite of recurring commercial landscaping services in both evergreen and seasonal markets, ranging from mowing, gardening, mulching and snow removal, to more horticulturally advanced services, such as water management, irrigation maintenance, tree care, golf course maintenance and specialty turf maintenance. In addition to contracted maintenance services, we also have a strong track record of providing value-added landscape enhancements. We primarily self-perform our maintenance services through our national branch network, which are route-based in nature. Our maintenance services customers include Fortune 500 corporate campuses and commercial properties, HOAs, public parks, leading international hotels and resorts, airport authorities, municipalities, hospitals and other healthcare facilities, educational institutions, restaurants and retail, and golf courses, among others.

Development Services

Through our Development Services segment, we provide landscape architecture and development services for new facilities and significant redesign projects. Specific services include project design and management services, landscape architecture, landscape installation, irrigation installation, tree nursery and installation, pool and water features and sports field services, among others. Our development services are comprised of sophisticated design, coordination and installation of landscapes at some of the most recognizable corporate, athletic and university complexes and showcase highly visible work that is paramount to our customers’ perception of our brand as a market leader.

In our Development Services business, we are typically hired by general contractors, with whom we maintain strong relationships as a result of our superior technical and project management capabilities. We believe the quality of our work is also well-regarded by our end-customers, some of whom directly request that their general contractors utilize our services when outsourcing their landscape development projects.

Components of Our Revenues and Expenses

Net Service Revenues

Maintenance Services

Our Maintenance Services revenues are generated primarily through landscape maintenance, enhancements and snow removal services. Landscape maintenance services that are primarily viewed as non-discretionary, such as lawn care, mowing, gardening, mulching, leaf removal, irrigation and tree care, are provided under recurring annual contracts, which typically range from one to three years in duration and are generally cancellable by the customer with 30 days’ notice. Revenues for such services are recognized in proportion to the performance of related services during a given month compared to the estimate of activities to be performed. Landscape enhancement services represent supplemental maintenance or improvement services generally provided under contracts of short duration related to specific services. Revenues for these enhancement services are generally recognized in the period in which the services are provided. Fees for contracted landscape maintenance services are typically billed on an equal monthly basis, while fees for enhancement services are typically billed as the services are performed. Typically, snow removal services are provided on either a fixed fee basis per snow season or on a time and material-basis. Geographies with heavier snowfall are typically associated with fixed fee based contracts. Revenues for snow removal services are recognized in the period in which the services are performed, or expected to be performed. Fees for fixed fee snow removal services are typically billed on an equal monthly basis during a snow season, while fees for time and material or other activity-based snow removal services are typically billed as the services are performed.

Development Services

Revenues from landscape development contracts are recognized using the percentage-of-completion method, measured by the percentage of cost incurred to date of the estimated total cost for each contract. The full amount of anticipated losses on contracts is recorded when such losses can be estimated. Changes in job performance, job conditions and estimated profitability, including final contract settlements, may result in revisions to costs and revenues and are recognized in the period in which such revisions are determined.

Expenses

Cost of Services Provided

Cost of services provided is comprised of direct costs we incur associated with our operations during a period and includes employee costs, subcontractor costs, purchased materials, operating equipment and vehicle costs. Employee costs consist of wages and other labor-related expenses, including benefits, workers compensation and healthcare costs, for those employees involved in delivering our services. Subcontractor costs consist of costs relating to our qualified service partner network in our Maintenance Services segment and subcontractors we engage from time to time in our Development Services segment. When our use of subcontractors increases, we may experience incrementally higher costs of services provided. Operating equipment and vehicle costs primarily consist of depreciation related to branch operating equipment and vehicles and related fuel expenses. A large component of our costs are variable, such as labor, subcontractor expense and materials.

Selling, General and Administrative Expense

Selling, general and administrative expense consists of costs incurred related to compensation and benefits for management, sales and administrative personnel, equity-based compensation, branch and office rent and facility operating costs, depreciation expense related to branch and office locations, as well as professional fees, software costs and other miscellaneous expenses. Corporate expenses, including corporate executive compensation, finance, legal and information technology, are included in consolidated selling, general and administrative expense and not allocated to the business segments.

Amortization Expense

Amortization expense includes the periodic amortization of intangible assets recognized when the KKR Sponsor acquired us on December 18, 2013 and intangible assets recognized in connection with businesses we acquired since December 18, 2013, including customer relationships and trademarks.

Interest Expense

Interest expense relates primarily to our long term debt. See “—Liquidity and Capital Resources—Description of Indebtedness.”

Income Tax Benefit

The benefit for income taxes includes U.S. federal, state and local income taxes. Our effective tax rate differs from the statutory U.S. income tax rate due to the effect of state and local income taxes, tax credits and certain nondeductible expenses. Our effective tax rate may vary from quarter to quarter based on recurring and nonrecurring factors including, but not limited to the geographical distribution of our pre-tax earnings, changes in the tax rates of different jurisdictions, the availability of tax credits and nondeductible items. Changes in judgment due to the evaluation of new information resulting in the recognition, derecognition or remeasurement of a tax position taken in a prior annual period are recognized separately in the period of the change.

In addition, on December 22, 2017, the U.S. Tax Cuts and Jobs Act, or the 2017 Tax Act, was enacted. The 2017 Tax Act reduced the U.S. corporate income tax rate from 35% to 21%. As a result of the enactment, we expect our effective tax rate to be lower in future periods. Based on the applicable tax rates and number of days in fiscal year 2017 before and after the 2017 Tax Act, we expect to have a 2018 blended corporate tax rate of 24.5%. Although we believe we have accounted for the parts of the 2017 Tax Act that will have the most significant impact on our financials, the ultimate impact of the 2017 Tax Act on our reported results in fiscal year 2018 may differ from the estimates provided herein, due to, among other things, changes in interpretations and assumptions we have made, guidance that may be issued, and other actions we may take as a result of the 2017 Tax Act different from that presently contemplated.

Other Income

Other income consists primarily of investment gains and losses related to deferred compensation.

How We Assess the Performance of our Business

We manage operations through the two operating segments described above. In addition to our GAAP financial measures, we review various non-GAAP financial measures, including Adjusted EBITDA, Adjusted Net Income, Free Cash Flow and Adjusted Free Cash Flow.

We believe Adjusted EBITDA and Adjusted Net Income are helpful supplemental measures to assist us and investors in evaluating our operating results as they exclude certain items whose fluctuations from period to period do not necessarily correspond to changes in the operations of our business. Adjusted EBITDA represents net (loss) income before interest, taxes, depreciation, amortization and certain non-cash, non-recurring and other adjustment items. Adjusted Net Income is defined as net income (loss) including interest, and depreciation and excluding other items used to calculate Adjusted EBITDA and further adjusted for the tax effect of these exclusions and the removal of the discrete tax items. We believe that the adjustments applied in presenting Adjusted EBITDA and Adjusted Net Income are appropriate to provide additional information to investors about certain material non-cash items and about non-recurring items that we do not expect to continue at the same level in the future.

We believe Free Cash Flow and Adjusted Free Cash Flow are helpful supplemental measures to assist us and investors in evaluating our liquidity. Free Cash Flow represents cash flows from operating activities less capital expenditures, net of proceeds from sales of property and equipment. Adjusted Free Cash Flow represents Free Cash Flow as further adjusted for the acquisition of certain legacy properties associated with our acquired ValleyCrest business. We believe Free Cash Flow and Adjusted Free Cash Flow are useful to provide additional information to assess our ability to pursue business opportunities and investments and to service our debt. Free Cash Flow and Adjusted Free Cash Flow have limitations as analytical tools, including that they do not account for our future contractual commitments and exclude investments made to acquire assets under capital leases and required debt service payments.

Management regularly uses these measures as tools in evaluating our operating performance, financial performance and liquidity, while other measures can differ significantly depending on long-term strategic decisions regarding capital structure and capital investments. Management uses Adjusted EBITDA, Adjusted Net Income, Free Cash Flow and Adjusted Free Cash Flow to supplement comparable GAAP measures in the evaluation of the effectiveness of our business strategies, to make budgeting decisions, to establish discretionary annual incentive compensation and to compare our performance against that of other peer companies using similar measures. In addition, we believe that Adjusted EBITDA, Adjusted Net Income, Free Cash Flow and Adjusted Free Cash Flow are frequently used by investors and other interested parties in the evaluation of issuers, many of which also present Adjusted EBITDA, Adjusted Net Income, Free Cash Flow and Adjusted Free Cash Flow when reporting their results in an effort to facilitate an understanding of their operating and financial results and liquidity. Management supplements GAAP results with non-GAAP financial measures to provide a more complete understanding of the factors and trends affecting the business than GAAP results alone.

Adjusted EBITDA and Adjusted Net Income are provided in addition to, and should not be considered as alternatives to, net income (loss) or any other performance measure derived in accordance with GAAP, and Free Cash Flow and Adjusted Free Cash Flow are provided in addition to, and should not be considered as an alternative to, cash flow from operating activities or any other measure derived in accordance with GAAP as a measure of our liquidity. Adjusted EBITDA, Adjusted Net Income, Free Cash Flow and Adjusted Free Cash Flow have limitations as analytical tools, and you should not consider such measures either in isolation or as substitutes for analyzing our results as reported under GAAP. In addition, because not all companies use identical calculations, the presentations of these measures may not be comparable to other similarly titled measures of other companies and can differ significantly from company to company. Additionally, these measures are not intended to be a measure of free cash flow available for management’s discretionary use as they do not consider certain cash requirements such as interest payments, tax payments and debt service requirements.

For a reconciliation of the most directly comparable GAAP measures, see “Prospectus Summary—Summary Historical Consolidated Financial and Other Data” and “Selected Historical Consolidated Financial Data.”

Trends and Other Factors Affecting Our Business

Various trends and other factors affect or have affected our operating results, including:

Seasonality

Our services, particularly in our Maintenance Services segment, have seasonal variability such as increased mulching, flower planting and intensive mowing in the spring, leaf removal and cleanup work in the fall, snow removal services in the winter and potentially minimal mowing during drier summer months. This can drive fluctuations in revenue, costs and cash flows for interim periods.

We have a significant presence in geographies that have a year-round growing season, which we refer to as our evergreen markets. Such markets require landscape maintenance services twelve months per year. In markets that do not have a year-round growing season, which we refer to as our seasonal markets, the demand for our landscape maintenance services decreases during the winter months. Typically, our revenues and net income have been higher in the spring and summer seasons, which correspond with our third and fourth fiscal quarters following the change of our fiscal year end date to September 30, effective September 30, 2017. The lower level of activity in seasonal markets during our first and second fiscal quarters is partially offset by revenue from our snow removal services. Such seasonality causes our results of operations to vary from quarter to quarter.

Weather Conditions

Weather may impact the timing of performance of landscape maintenance and enhancement services and progress on development projects from quarter to quarter. For example, snow events in the winter, hurricane-related cleanup in the summer and fall, and the effects of abnormally high rainfall or drought in a given market may impact our services. These less predictable weather patterns can impact both our revenues and our costs, especially from quarter to quarter, but also from year to year in some cases. Extreme weather events such as hurricanes and tropical storms can result in a positive impact to our business in the form of increased enhancement services revenues related to cleanup and other services. However, such weather events may also negatively impact our ability to deliver our contracted services or impact the timing of performance.

In our seasonal markets, the performance of our snow removal services is correlated with the amount of snowfall and number of snowfall events in a given season. We benchmark our performance against ten- and thirty-year cumulative annual snowfall averages.

Cumulative Annual Snowfall in BrightView Locations Over Time(1)

(1)	Reflects cumulative annual snowfall at locations where BrightView has a presence.

Acquisitions

In addition to our organic growth, we have grown, and expect to continue to grow, our business through acquisitions in an effort to better service our existing customers and to attract new customers. These acquisitions have allowed us to increase our density and leadership positions in existing local markets, enter into attractive new geographic markets and expand our portfolio of landscape enhancement services and improve technical capabilities in specialized services. In accordance with GAAP, the results of the acquisitions we have completed are reflected in our financial statements from the date of acquisition. We incur transaction costs in connection with identifying and completing acquisitions and ongoing integration costs as we integrate acquired companies and seek to achieve synergies. Since January 1, 2017, we have acquired eight businesses with more than $188.2 million of aggregate annualized revenue (of which $73.2 million of annualized revenue relates to transactions completed after March 31, 2018 and not yet reflected in our historical financial statements, including $68.4 million relating to the May 2018 acquisition of The Groundskeeper business), for aggregate consideration of $161.3 million. We anticipate incurring integration related costs in respect of these acquisitions of $3.8 million, of which $1.3 million had been incurred as of March 31, 2018, with the remainder to be incurred by the second quarter of fiscal year 2019. While integration costs vary based on factors specific to each acquisition, such costs are primarily comprised of fleet and uniform rebranding, and to a lesser extent, other administrative costs associated with training employees and transitioning from legacy accounting and IT systems. We typically anticipate integration costs to represent approximately 2%-3% of the acquisition price, and to be incurred within 12 months of acquisition completion.

Industry and Economic Conditions

We believe the non-discretionary nature of our landscape maintenance services provides us with a fairly predictable recurring revenue model. The perennial nature of the landscape maintenance service sector, as well as its wide range of end users, minimizes the impact of a broad or sector-specific downturn. However, in connection with our enhancement services and development services, when demand for commercial construction declines, demand for landscape enhancement services and development projects may decline. When commercial construction activity rises, demand for landscape enhancement services to maintain green space may also increase. This is especially true for new developments in which green space tends to play an increasingly important role.

Equity-based Compensation

The Company has a Management Equity Incentive Plan, or the Plan, under which Parent L.P. may award Class A Units and/or Class B Units to our employees and members of our Board of Directors. Many of our outstanding equity-based compensation awards granted to our employees vest upon a service condition and certain performance criteria of the Company, while some outstanding awards also vest upon a liquidity event, including an initial public offering. In connection with the completion of this offering, we expect to record approximately $             million of equity-based compensation expense in the fiscal quarter in which this offering occurs as a result of such vesting. In addition, in connection with the completion of this offering, we expect to issue stock options (i) in connection with the Class B Equity Conversion, which we expect to result in $             million of equity-based compensation expense, $             million of which we expect to recognize in the quarter in which this offering is completed and the remainder of which we expect to recognize in future periods, and (ii) in connection with the IPO Equity Grant, which we expect to result in $             million of equity based compensation expense, $             million of which we expect to recognize in the quarter in which this offering is completed and the remainder of which we expect to recognize in future periods, in each case based on the mid-point of the estimated offering price range set forth on the cover page of this prospectus. Furthermore, we expect equity-based compensation expense to be higher in the future as our awards will be expensed over the requisite service and performance period. See Note 15 “Equity-Based Compensation Plans” to our audited consolidated financial statements and Note 10 “Equity-Based Compensation Plans” to our unaudited consolidated financial statements included elsewhere in this prospectus for additional information about our equity-based compensation plans.

Results of Operations

We changed our fiscal year end from December 31 to September 30, beginning with September 30, 2017. The change aligns the fiscal year end with the seasonal business cycle of our industry. References herein to “fiscal year 2017” relate to the nine-month transition period from January 1, 2017 through September 30, 2017. References to the prior year fiscal years relate to twelve-month periods ended December 31, 2016 and December 31, 2015. As a result, fiscal year 2017 is a nine-month presentation period, whereas in future periods our fiscal year will be presented as a twelve-month period ending September 30. Comparability of fiscal year 2017 to other fiscal years is therefore limited.

The following tables summarize key components of our results of operations for the periods indicated. These periods, including the nine months ended September 30, 2017 and 2016, were chosen due to the change in fiscal year noted above and because we believe it enhances the understanding of our performance.

	Six Months Ended March 31,		Nine Months Ended September 30,		Year Ended December 31,
($ in millions)	2018	2017	2017	2016	2016	2015
Net service revenues	$1,141.5	$1,031.4	$1,713.6	$1,673.0	$2,185.3	$2,214.8
Cost of services provided	856.7	769.9	1,259.8	1,208.2	1,578.1	1,604.6

Gross profit	284.8	261.5	453.8	464.8	607.2	610.3
Selling, general and administrative expense	237.6	226.9	311.8	344.4	468.0	452.8
Amortization expense	60.4	63.6	92.9	98.7	131.6	139.3

(Loss) income from operations	(13.2)	(28.9)	49.1	21.8	7.6	18.1
Other income	1.0	1.0	1.4	1.9	2.2	3.8
Interest expense	50.0	48.5	73.7	70.3	94.7	89.6

Loss before income taxes	(62.1)	(76.4)	(23.2)	(46.6)	(84.9)	(67.7)
Income tax benefit	59.4	23.1	9.3	17.8	32.5	27.1

Net loss	$(2.7)	$(53.3)	$(14.0)	$(28.9)	$(52.4)	$(40.6)

Adjusted EBITDA (1)	$118.0	$88.3	$217.2	$206.2	$255.7	$271.6
Adjusted Net Income (Loss) (1)	$21.0	$(1.1)	$55.5	$45.9	$48.6	$61.1
Free Cash Flow (1)	$36.6	$38.8	$34.6	$6.5	$42.3	$57.7
Adjusted Free Cash Flow (1)	$58.2	$38.8	$34.6	$6.5	$42.3	$57.7

(1)	See “Selected Historical Consolidated Financial Data” for a reconciliation to the most directly comparable GAAP measure.

Six Months Ended March 31, 2018 compared to Six Months Ended March 31, 2017

Net Service Revenues

Net service revenues for the six months ended March 31, 2018 increased $110.1 million, or 10.7%, to $1,141.5 million, from $1,031.4 million in the 2017 period. The increase was driven by an increase in Maintenance Services revenues of $94.8 million, or 12.3%, coupled with an increase in Development Services revenues of $15.8 million, or 6.1%. The increase in Maintenance Services revenues was principally driven by increased revenue from snow removal services of $55.2 million due to the relative frequency and volume of snowfall, as well as incremental revenue from our businesses acquired. The increase in Development Services revenues was primarily the result of increased activity on existing contracted development projects.

Gross Profit

Gross profit for the six months ended March 31, 2018 increased $23.3 million, or 8.9%, to $284.8 million, from $261.5 million in the 2017 period. The increase in gross profit resulted from the increase in revenues described above, offset by a decrease in gross margin (gross profit as a percentage of revenue) to 24.9% for the six months ended March 31, 2018, from 25.4% for 2017. Cost of services provided as a percentage of net service revenues increased 50 basis points to 75.1% in the six months ended March 31, 2018 from 74.6% in the 2017 period principally driven by an increase in the cost of materials of 50 basis points due to certain larger development projects.

Selling, General and Administrative Expense

Selling, general and administrative expense for the six months ended March 31, 2018, increased $10.7 million, or 4.7%, to $237.6 million, from $226.9 million in the 2017 period primarily due to costs for business transformation and integration. As a percentage of revenue, selling, general and administrative expense decreased for the six months ended March 31, 2018 to 20.8%, from 22.0% in the 2017 period.

Amortization Expense

Amortization expense for the six months ended March 31, 2018 decreased $3.2 million, or 5.0%, to $60.4 million, from $63.6 million in the 2017 period. The decrease was principally due to the expected decrease in the amortization of intangible assets recognized in connection with the KKR Acquisition and the ValleyCrest Acquisition, based on the accelerated pattern consistent with expected future cash flows calculated at that time, offset by incremental amortization expense for intangible assets recognized in connection with our acquired businesses.

Other Income

Other income was $1.0 million for each of the six months ended March 31, 2018 and 2017, respectively, and consists primarily of gains and losses on investments.

Interest Expense

Interest expense for the six months ended March 31, 2018 increased $1.5 million, or 3.1%, to $50.0 million, from $48.5 million in the 2017 period. The increase was primarily due to an increase in losses from our hedge contracts of $1.0 million and an increase due to a higher weighted average interest rate in the 2018 period of 4.48%, compared to 4.00% in the 2017 period, which is in direct correlation to rising interest rates in the external LIBOR market. The increases above were offset by lower average outstanding borrowings in the six months ended March 31, 2018.

Income Tax Benefit

Income tax benefit for the six months ended March 31, 2018 increased $36.3 million, or 157.1%, to $59.4 million, from $23.1 million in the 2017 period. The increase in the income tax benefit was primarily attributable to the reduction in the U.S. corporate income tax rate from the enactment of the 2017 Tax Act. As a result of the enactment, we revalued our ending net deferred tax liabilities at December 31, 2017, resulting in a $41.4 million tax benefit in the six months ended March 31, 2018.

Net Income (Loss)

For the six months ended March 31, 2018, net loss decreased $50.6 million, to $2.7 million, from $53.3 million in the 2017 period. The decrease was due to the changes noted above.

Adjusted EBITDA

Adjusted EBITDA increased $29.7 million for the six months ended March 31, 2018, to $118.0 million, from $88.3 million in the 2017 period. Adjusted EBITDA as a percent of revenue was 10.3% and 8.6% in the six months ended March 31, 2018 and 2017, respectively. The increase in Adjusted EBITDA is principally driven by an increase in Maintenance Services Segment Adjusted EBITDA of $28.1 million, or 30.9%. This increase was offset by a decrease in Development Services Segment Adjusted EBITDA of $2.7 million, or 7.5%, due to the increase of cost of services provided as a percentage of net service revenues, as described above.

Adjusted Net Income

Adjusted Net Income for the six months ended March 31, 2018 increased $22.1 million to $21.0 million, from Adjusted Net Loss of $1.1 million in the 2017 period. The increase was primarily due to the increase in gross profit, as discussed above.

Nine Months Ended September 30, 2017 compared to Nine Months Ended September 30, 2016

Net Service Revenues

Net service revenues for the nine months ended September 30, 2017 increased $40.6 million, or 2.4%, to $1,713.6 million, from $1,673.0 million in the 2016 period. The increase was driven by an increase in Development Services revenues of $78.2 million, or 21.8%, offset by decreases in Maintenance Services revenues of $37.9 million, or 2.9%. The increase in Development Services revenues was primarily the result of increased activity on existing and new larger development projects initiated in fiscal year 2017. The decrease in Maintenance Services revenues was principally driven by lower revenues from snow removal services, due to relative frequency and amount of snowfall, offset by growth in landscape maintenance services revenues, principally derived from businesses acquired during the period, and by growth in our enhancement services revenue.

Gross Profit

Gross profit for the nine months ended September 30, 2017 decreased $11.0 million, or 2.4%, to $453.8 million, from $464.8 million in the 2016 period. The decrease in gross profit was driven by the decline in Maintenance Services revenues described above along with an overall decline in gross margin due to an increase in cost of services provided as a percentage of net service revenues. Cost of services provided as a percentage of net service revenues increased 130 basis points to 73.5% in the nine months ended September 30, 2017 from 72.2% in the 2016 period. The increase in cost of services as a percentage of net service revenues was principally driven by an increase in total labor costs, inclusive of subcontractor expense, of 180 basis points primarily driven by an increase in the percentage of work performed by subcontractors on certain larger development projects, offset by a reduction in the cost of materials of 30 basis points.

Selling, General and Administrative Expense

Selling, general and administrative expense for the nine months ended September 30, 2017 decreased $32.6 million, or 9.5%, to $311.8 million, from $344.4 million in the 2016 period. The decrease was driven by our continued focus on efficiency initiatives to reduce overhead, personnel and related costs across our core functions. As a percentage of revenue, selling, general and administrative expense decreased to 18.2% from 20.6% in the 2016 period.

Amortization Expense

Amortization expense for the nine months ended September 30, 2017 decreased $5.8 million, or 5.9%, to $92.9 million, from $98.7 million in the 2016 period. The decrease was principally due to the expected decrease in the amortization of intangible assets recognized in connection with the KKR Acquisition and the ValleyCrest Acquisition based on the accelerated pattern consistent with expected future cash flows calculated at that time, offset by incremental amortization expense for acquisitions completed during the 2017 period.

Other Income

Other income was $1.4 million and $1.9 million in the nine months ended September 30, 2017 and 2016, respectively, and consists primarily of gains and losses on investments.

Interest Expense

Interest expense for the nine months ended September 30, 2017 increased $3.4 million, or 4.8%, to $73.7 million, from $70.3 million in the 2016 period. The increase primarily resulted from a higher weighted average interest rate in the 2017 period of 4.50%, compared to 4.45% in the 2016 period, which is in direct correlation to rising interest rates in the external LIBOR market. The increases above were offset by lower average outstanding borrowings in the period and the impact of our interest rate swaps for the period.

Income Tax Benefit

Income tax benefit for the nine months ended September 30, 2017 decreased $8.5 million, or 47.8%, to $9.3 million, from $17.8 million in the 2016 period. The decrease in tax benefit was primarily driven by the change in pre-tax loss, which decreased $23.4 million, or 50.2%, to $23.2 million, from $46.6 million in the 2016 period.

Net Income (Loss)

For the nine months ended September 30, 2017, net loss decreased $14.9 million, to $14.0 million, from $28.9 million in the 2016 period. The decrease is primarily due to the changes noted above.

Adjusted EBITDA

Adjusted EBITDA increased $11.0 million for the nine months ended September 30, 2017, to $217.2 million, from $206.2 million in the 2016 period. Adjusted EBITDA as a percent of revenue was 12.7% and 12.3% for the nine months ended September 30, 2017 and 2016, respectively. The increase in Adjusted EBITDA was principally due to the reduction in selling, general and administrative expense, offset by a decline in gross profit.

Adjusted Net Income

Adjusted Net Income for the nine months ended September 30, 2017 increased $9.6 million, to $55.5 million, from $45.9 million in the 2016 period. The increase was primarily due to the reduction in selling, general and administrative expense, including business transformation costs, partially offset by a decline in gross profit and an increase in interest expense, each as discussed above.

Fiscal Year 2016 compared to Fiscal Year 2015

Net Service Revenues

Net service revenues for the year ended December 31, 2016 decreased $29.5 million, or 1.3%, to $2,185.3 million, from $2,214.8 million in 2015. The decrease was driven by a decline in Maintenance Services revenues of $67.2 million, or 3.8%, offset by an increase in Development Services revenues of $37.1 million, or 8.0%. The decrease in Maintenance Services revenues was primarily a result of a reduction in snow removal services revenue. Snow removal services revenue for the year ended December 31, 2016 decreased $58.6 million, or 18.6%, compared with 2015. The remaining $8.6 million decrease in Maintenance Services revenues was driven by disruption in our business caused by undertaking certain initiatives, which have since been discontinued, contemporaneously with the integration efforts following the ValleyCrest Acquisition. In particular, we experienced a reduction in revenues as a result of centralizing certain customer-facing and sales functions, which were previously, and are now currently, provided on a regional and branch level. This initiative, which was expected to improve revenue and performance, did not yield the anticipated results, and accordingly was discontinued by the end of 2016. The increase in Development Services revenues was primarily the result of increased activity on new and existing contracted development projects.

Gross Profit

Gross profit for the year ended December 31, 2016 decreased $3.1 million, or 0.5%, to $607.2 million, from $610.3 million in 2015. The decrease in gross profit resulted from the decrease in revenues described above, offset by an increase in gross margin to 27.8% for the year ended December 31, 2016, from 27.6% for 2015. Cost of services provided as a percentage of net service revenues decreased 20 basis points for the Company. As a percentage of net services revenues, total labor costs, inclusive of subcontractor expense, improved 50 basis points. The improvement as a percentage of net service revenues was due to a decrease in labor costs from the reduced use of subcontractors for snow removal services of 110 basis points, offset by an increase in total labor costs of 60 basis points from an increase in the percentage of work performed by subcontractors on certain larger development projects.

Selling, General and Administrative Expense

Selling, general and administrative expense for the year ended December 31, 2016 increased $15.2 million, or 3.4%, to $468.0 million, from $452.8 million in 2015. The increase in selling, general and administrative expense was driven by an increase in overhead, personnel costs and professional fees in connection with certain initiatives, which have since been discontinued, undertaken contemporaneously with the integration efforts following the ValleyCrest Acquisition. As a percentage of revenue, selling, general and administrative expense for the year ended December 31, 2016 increased to 21.4%, from 20.4% in 2015.

Amortization Expense

Amortization expense for the year ended December 31, 2016 decreased $7.7 million, or 5.5%, to $131.6 million, from $139.3 million in 2015. The decrease was principally due to the expected decrease in the amortization of intangible assets recognized in connection with the KKR Acquisition and the ValleyCrest Acquisition based on the accelerated pattern consistent with expected future cash flows calculated at that time.

Other Income

Other income was $2.2 million and $3.8 million for the years ended December 31, 2016 and 2015, respectively, and consists primarily of gains and losses on investments.

Interest Expense

Interest expense for the year ended December 31, 2016 increased $5.1 million, or 5.7%, to $94.7 million, from $89.6 million in 2015 due primarily to the impact of our interest rate swaps for the period.

Income Tax Benefit

Income tax benefit for the year ended December 31, 2016 increased $5.4 million, or 19.9%, to $32.5 million, from $27.1 million in 2015. The increase in tax benefit was primarily driven by the change in effective tax rate, which was 38.3% for the year ended December 31, 2016, and 40.1% for the year ended December 31, 2015.

Net Income (Loss)

For the year ended December 31, 2016, net loss increased $11.8 million, to $52.4 million, from $40.6 million in 2015. The increase is primarily due to the changes noted above.

Adjusted EBITDA

Adjusted EBITDA decreased $15.9 million for the year ended December 31, 2016, to $255.7 million, from $271.6 million in 2015. Adjusted EBITDA as a percent of revenue was 11.7% and 12.3% for the years ended December 31, 2016 and 2015, respectively. The decrease in Adjusted EBITDA is principally due to the decrease in snow removal services revenues, as well as the decrease in revenues and increase in selling, general and administrative expense related in each case to the ValleyCrest Acquisition and other prior initiatives, each as described above.

Adjusted Net Income

Adjusted Net Income for the year ended December 31, 2016 decreased $12.5 million, to $48.6 million, from $61.1 million in 2015. The decrease in Adjusted Net Income is principally due to the decrease in snow removal services revenues, as well as the decrease in revenues and increase in selling, general and administrative expense related to the ValleyCrest Acquisition and other prior initiatives, each as described above. Adjusted Net Income was further impacted by a decrease in the income tax provision offset by an increase in interest expense and depreciation expense for the year ended December 31, 2016 compared to the prior year.

Segment Results

We classify our business into two segments: Maintenance Services and Development Services. Our corporate operations are not allocated to the segments and are not discussed separately as any results that had a significant impact on operating results are included in the consolidated results discussion above.

We evaluate the performance of our segments on Net Service Revenues, Segment Adjusted EBITDA and Segment Adjusted EBITDA Margin (Segment Adjusted EBITDA as a percentage of Net Service Revenues). Segment Adjusted EBITDA is indicative of operational performance and ongoing profitability. Our management closely monitors Segment Adjusted EBITDA to evaluate past performance and identify actions required to improve profitability.

Segment Results for the Six Months Ended March 31, 2018 and 2017

The following tables present Net Service Revenues, Segment Adjusted EBITDA, and Segment Adjusted EBITDA Margin for each of our segments. Changes in Segment Adjusted EBITDA Margin are shown in basis points, or bps.

Maintenance Services Segment Results

	Six Months Ended March 31,		Percent Change 2018 vs. 2017
(In millions)	2018	2017
Net Service Revenues	$866.8	$772.0	12.3%
Segment Adjusted EBITDA	$118.9	$90.8	30.9%
Segment Adjusted EBITDA Margin	13.7%	11.8%	190	bps

Maintenance Services Net Service Revenues

Maintenance Services net service revenues for the six months ended March 31, 2018 increased by $94.8 million, or 12.3%, from the 2017 period. Revenues from landscape services were $623.1 million, an increase of $39.6 million over the 2017 period and revenues from snow removal services were $243.7 million, an increase of $55.2 million over the 2017 period. The increase in snow removal services revenue is correlated with the higher relative snowfall in the six months ended March 31, 2018 (snowfall for the six months ended March 31, 2018 and 2017 was 84% and 63%, respectively, of the historical 10-year average for that six-month period), coupled with an increased frequency of snowfall events and the volume of snowfall per event. The increase in landscape services revenues was driven by incremental revenue of $37.9 million from businesses acquired, as well as increased demand for our services due to the hurricanes that impacted the southern United States and an overall improvement in enhancement services pricing, reflecting the renewed focus on our branch-centric model.

Maintenance Services Segment Adjusted EBITDA

Segment Adjusted EBITDA for the six months ended March 31, 2018 increased $28.1 million, to $118.9 million, compared to $90.8 million in the 2017 period. The increase in Segment Adjusted EBITDA was primarily due to the increase in revenues described above, offset by a related increase in cost of services provided of $67.6 million. As a result, Segment Adjusted EBITDA Margin increased 190 basis points, to 13.7%, in the six months ended March 31, 2018, from 11.8% in the 2017 period, principally due to a reduction in selling, general and administrative expense of 220 basis points driven by initiatives to increase efficiencies, resulting in reduced personnel costs and other expenses.

Development Services Segment Results

	Six Months Ended March 31,		Percent Change 2018 vs. 2017
(In millions)	2018	2017
Net Service Revenues	$276.2	$260.4	6.1%
Segment Adjusted EBITDA	$33.3	$36.0	(7.5)%
Segment Adjusted EBITDA Margin	12.1%	13.8%	(170	) bps

Development Services Net Service Revenues

Development Services net service revenues for the six months ended March 31, 2018 increased $15.8 million, or 6.1%, compared to the 2017 period. The increase was primarily due to increased activity on new and existing contracted work. The average contract value related to the work performed in the six months ended March 31, 2018 was larger than the average contract value related to the work performed in the 2017 period.

Development Services Segment Adjusted EBITDA

Segment Adjusted EBITDA for the six months ended March 31, 2018 decreased $2.7 million, to $33.3 million, compared to the 2017 period. The decrease in Segment Adjusted EBITDA was primarily due to an increase in cost of services provided of $22.3 million, with cost of services provided as a percentage of revenue increasing 360 basis points primarily driven by an increase in cost of materials on certain larger development projects. The increase in costs of services performed was offset by the growth in revenue described above, as well as a decrease in selling, general and administrative expense of $3.9 million that was driven by a collection of cash at the completion of a significant project and the release of a prior reserve against a portion of such receivable. As a result, Segment Adjusted EBITDA Margin decreased 170 basis points, to 12.1%, in the six months ended March 31, 2018, from 13.8% in the 2017 period.

Segment Results for the Nine Months Ended September 30, 2017 and 2016

The following tables present Net Service Revenues, Segment Adjusted EBITDA, and Segment Adjusted EBITDA Margin for each of our segments. Changes in Segment Adjusted EBITDA Margin are shown in basis points, or bps.

Maintenance Services Segment Results

	Nine Months Ended September 30,		Percent Change 2017 vs. 2016
(In millions)	2017	2016
Net Service Revenues	$1,278.3	$1,316.2	(2.9)%
Segment Adjusted EBITDA	$210.3	$215.9	(2.6)%
Segment Adjusted EBITDA Margin	16.5%	16.4%	10	bps

Maintenance Services Net Service Revenues

Maintenance Services net service revenues for the nine months ended September 30, 2017 decreased by $37.9 million, or 2.9%, compared to the 2016 period. Revenues from landscape services were $1,132.5 million, an increase of $25.7 million over the 2016 period, and revenues from snow removal services were $145.8 million, a decrease of $63.6 million over the 2016 period. The decline in snow removal services revenue is correlated with the lower relative snowfall in the nine months ended September 30, 2017 (snowfall for the nine months ended September 30, 2017 and 2016 was 58% and 100%, respectively, of the historical 10-year average for that period). This decrease was partially offset by additional revenues from landscape services of $22.6 million from businesses acquired in fiscal year 2017, coupled with an increase in enhancement services due to an increase in demand for our services due to the hurricanes that impacted the southern United States and an overall improvement in enhancement services pricing across our footprint.

Maintenance Services Segment Adjusted EBITDA

Segment Adjusted EBITDA for the nine months ended September 30, 2017 decreased $5.6 million, to $210.3 million, compared to $215.9 million in the 2016 period. The decrease in Segment Adjusted EBITDA was primarily due to the decrease in revenues described above offset by a related decrease in cost of services provided of $15.4 million and a reduction in selling, general and administrative expense of $19.3 million, driven by our continued focus on efficiency initiatives to reduce overhead, personnel and related costs across our core functions. As a result, Segment Adjusted EBITDA Margin increased 10 basis points, to 16.5%, in the nine months ended September 30, 2017, from 16.4% in the 2016 period.

Development Services Segment Results

	Nine Months Ended September 30,		Percent Change 2017 vs. 2016
(In millions)	2017	2016
Net Service Revenues	$437.7	$359.5	21.8%
Segment Adjusted EBITDA	$52.9	$42.5	24.5%
Segment Adjusted EBITDA Margin	12.1%	11.8%	30	bps

Development Services Net Service Revenues

Development Services net service revenues for the nine months ended September 30, 2017 increased $78.2 million, or 21.8%, compared to the 2016 period. The increase was primarily the result of increased activity on new and existing development projects in fiscal year 2017. The average contract value related to the work performed in fiscal year 2017 was larger than the average contract value related to the work performed in the 2016 period.

Development Services Segment Adjusted EBITDA

Segment Adjusted EBITDA for the nine months ended September 30, 2017 increased $10.4 million, to $52.9 million, compared to $42.5 million in the 2016 period. The increase in Segment Adjusted EBITDA was primarily due to the increase in revenue described above, as well as a decrease in selling, general and administrative expense of $2.1 million that was driven by a focus on increasing efficiencies through personnel cost and other expense reductions, offset by increases in cost of services provided of $70.3 million, with cost of services provided as a percentage of revenue increasing 190 basis points driven by an increase in the percentage of work performed by subcontractors on certain larger development projects. As a result, Segment Adjusted EBITDA Margin increased 30 basis points, to 12.1%, in the 2017 period from 11.8% in the 2016 period.

Segment Results for the Years Ended December 31, 2016 and 2015

The following tables present Net Service Revenues, Segment Adjusted EBITDA, and Segment Adjusted EBITDA Margin for each of our segments. Changes in Segment Adjusted EBITDA Margin are shown in basis points, or bps.

Maintenance Services Segment Results

	Year Ended December 31,		Percent Change 2016 vs. 2015
(In millions)	2016	2015
Net Service Revenues	$1,689.7	$1,756.9	(3.8)%
Segment Adjusted EBITDA	$263.8	$288.4	(8.5)%
Segment Adjusted EBITDA Margin	15.6%	16.4%	(80	) bps

Maintenance Services Net Service Revenues

Maintenance Services net service revenues for the year ended December 31, 2016 decreased by $67.2 million, or 3.8%, compared to the 2015 period. Revenues from landscape services were $1,433.2 million, a decrease of $8.6 million over the 2015 period and revenues from snow removal services were $256.5 million, a decrease of $58.6 million over the 2015 period. The decline in snow removal services revenue is correlated with the lower relative snowfall in the 2016 period (snowfall for 2016 and 2015 was 94% and 112%, respectively, of the historical 10-year average for that period). The remaining $8.6 million decrease in Maintenance Services revenues was driven by disruption in our business caused by undertaking certain initiatives, which have since been discontinued, contemporaneously with the integration efforts following the ValleyCrest Acquisition. In particular, we experienced a reduction in revenues as a result of centralizing certain customer-facing and sales functions, which were previously, and are now currently, provided on a regional and branch level. This initiative, which was expected to improve revenue and performance, did not yield the anticipated results, and accordingly was discontinued by the end of 2016.

Maintenance Services Segment Adjusted EBITDA

Segment Adjusted EBITDA decreased $24.6 million, to $263.8 million, for the year ended December 31, 2016 compared to $288.4 million for the 2015 period. The decrease in Segment Adjusted EBITDA was primarily due to the decline in revenue described above and an increase in selling, general and administrative expense of $45.4 million driven by disruption in our business caused by undertaking certain initiatives, which have since been discontinued, contemporaneously with the integration efforts following the ValleyCrest Acquisition. In particular, we experienced an increase in selling, general and administrative expense as a result of centralizing certain customer-facing and sales functions, which were previously, and are now currently, provided on a regional and branch level. These factors were offset by a decrease in cost of services provided of $81.7 million due to a decrease in labor costs from the reduced use of subcontractors for snow removal services. As a result, Segment Adjusted EBITDA Margin decreased 80 basis points, to 15.6%, in the year ended December 31, 2016, from 16.4% in the 2015 period.

Development Services Segment Results

	Year Ended December 31,		Percent Change 2016 vs. 2015
(In millions)	2016	2015
Net Service Revenues	$498.9	$461.8	8.0%
Segment Adjusted EBITDA	$67.1	$60.9	10.2%
Segment Adjusted EBITDA Margin	13.4%	13.2%	20	bps

Development Services Net Service Revenues

Development Services net service revenues for the year ended December 31, 2016 increased by $37.1 million, or 8.0%, compared to the 2015 period. The increase in revenues was primarily the result of increased activity on new and existing contracted development projects.

Development Services Segment Adjusted EBITDA

Segment Adjusted EBITDA increased $6.2 million, to $67.1 million, for the year ended December 31, 2016 compared to $60.9 million for the 2015 period. The increase in Segment Adjusted EBITDA was primarily due to the increase in revenues described above offset by a related increase in cost of services provided of $33.2 million. As a result, Segment Adjusted EBITDA Margin increased 20 basis points, to 13.4%, in the year ended December 31, 2016, from 13.2% in the 2015 period.

Quarterly Results of Operations

The following table sets forth our historical quarterly results of operations as well as certain operating data for each of our most recent eight fiscal quarters. This unaudited quarterly information (other than Adjusted EBITDA, Adjusted Net Income, Free Cash Flow and Adjusted Free Cash Flow) has been prepared on the same basis as our audited financial statements appearing elsewhere in this prospectus, and includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary to present fairly the financial information for the fiscal quarters presented. This information should be read in conjunction with the audited consolidated financial statements and related notes thereto and unaudited consolidated financial statements and related notes thereto, each included elsewhere in this prospectus.

(In millions)	Three Months Ended
	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016
Net service revenues	$590.4	$551.1	$567.0	$627.5	$519.1	$512.3	$544.9	$583.9
Cost of services provided	448.1	408.5	408.8	451.1	400.0	369.9	389.8	410.2

Gross profit	142.2	142.6	158.2	176.4	119.1	142.4	155.1	173.7
Selling, general and administrative expense	117.8	119.8	104.5	104.1	103.2	123.7	116.3	112.0
Amortization expense	29.3	31.0	31.0	31.3	30.7	32.9	32.9	32.9

(Loss) income from operations	(4.9)	(8.3)	22.7	41.1	(14.7)	(14.2)	5.8	28.8
Other income	—	1.0	0.5	0.3	0.6	0.4	1.7	0.2
Interest expense	25.1	24.9	24.7	24.9	24.1	24.4	23.2	24.6

(Loss) income before income taxes	(29.9)	(32.2)	(1.6)	16.5	(38.2)	(38.2)	(15.7)	4.4
Income tax benefit (expense)	7.9	51.5	2.0	(1.1)	8.4	14.7	6.5	(1.8)

Net (loss) income	$(22.1)	$19.3	$0.4	$15.4	$(29.8)	$(23.5)	$(9.2)	$2.6

Adjusted EBITDA (1)	$51.6	$66.4	$79.7	$98.5	$38.9	$49.5	$70.8	$87.7
Adjusted Net Income (Loss) (1)	$7.6	$13.4	$24.2	$35.1	$(3.8)	$2.6	$16.5	$25.7
Free Cash Flow (1)	$(16.8)	$53.4	$47.1	$(15.5)	$3.0	$35.8	$(9.9)	$5.9
Adjusted Free Cash Flow (1)	$(16.8)	$75.0	$47.1	$(15.5)	$3.0	$35.8	$(9.9)	$5.9

(1)	Set forth below are the reconciliations of net (loss) income to Adjusted EBITDA and Adjusted Net Income, and cash flows from operating activities to Free Cash Flow and Adjusted Free Cash Flow.

(In millions)	Three Months Ended
	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016
Adjusted EBITDA
Net (loss) income	$(22.1)	$19.3	$0.4	$15.4	$(29.8)	$(23.5)	$(9.2)	$2.6
Plus:
Amortization expense	29.3	31.0	31.0	31.3	30.7	32.9	32.9	32.9
Depreciation expense	17.7	21.1	17.0	19.9	19.6	21.2	19.8	19.2
Interest expense, net	25.1	24.9	24.7	24.9	24.1	24.4	23.2	24.6
Income tax (benefit) provision	(7.9)	(51.5)	(2.0)	1.1	(8.4)	(14.7)	(6.5)	1.8
Establish public company financial reporting compliance (a)	0.2	2.6	—	0.4	0.4	1.5	1.1	1.1
Business transformation and integration costs (b)	2.1	16.8	7.9	2.6	0.2	7.9	7.6	3.3
Expenses related to initial public offering (c)	2.1	—	—	—	—	—	—	—
Equity-based compensation (d)	4.3	1.5	0.3	2.2	1.4	(0.9)	1.3	1.4
Management fees (e)	0.7	0.6	0.6	0.7	0.6	0.7	0.7	0.7

Adjusted EBITDA	$51.6	$66.4	$79.7	$98.5	$38.9	$49.5	$70.8	$87.7

Adjusted Net Income
Net (loss) income	$(22.1)	$19.3	$0.4	$15.4	$(29.8)	$(23.5)	$(9.2)	$2.6
Plus:
Amortization expense	29.3	31.0	31.0	31.3	30.7	32.9	32.9	32.9
Establish public company financial reporting compliance (a)	0.2	2.6	—	0.4	0.4	1.5	1.1	1.1
Business transformation and integration costs (b)	2.1	16.8	7.9	2.6	0.2	7.9	7.6	3.3
Expenses related to initial public offering (c)	2.1	—	—	—	—	—	—	—
Equity-based compensation (d)	4.3	1.5	0.3	2.2	1.4	(0.9)	1.3	1.4
Management fees (e)	0.7	0.6	0.6	0.7	0.6	0.7	0.7	0.7
Income tax adjustment (f)	(9.1)	(58.6)	(16.0)	(17.4)	(7.4)	(15.9)	(17.9)	(16.3)

Adjusted Net Income (Loss)	$7.6	$13.4	$24.2	$35.1	$(3.8)	$2.6	$16.5	$25.7

Free Cash Flow and Adjusted Free Cash Flow
Cash flows (used in) from operating activities	$(3.3)	$82.5	$55.3	$0.2	$23.4	$45.3	$2.5	$33.4
Minus:
Capital expenditures	14.3	29.8	9.9	18.6	22.1	10.3	13.6	29.1
Plus:
Proceeds from sale of property and equipment	0.8	0.7	1.7	2.9	1.7	0.7	1.1	1.6

Free Cash Flow	$(16.8)	$53.4	$47.1	$(15.5)	$3.0	$35.8	$(9.9)	$5.9

Plus:
ValleyCrest land and building acquisition (g)	—	21.6	—	—	—	—	—	—

Adjusted Free Cash Flow	$(16.8)	$75.0	$47.1	$(15.5)	$3.0	$35.8	$(9.9)	$5.9

(a)	Represents costs incurred to establish public company financial reporting compliance, including costs to comply with the requirements of Sarbanes-Oxley and the accelerated adoption of the new revenue recognition standard (ASC 606 – Revenue from Contracts with Customers), and other miscellaneous costs.
(b)	Business transformation and integration costs consist of (i) severance and related costs; (ii) vehicle fleet rebranding costs; (iii) business integration costs and (iv) information technology infrastructure transformation costs and other.

(In millions)	Three Months Ended
	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016
Severance and related costs	$(0.4)	$2.6	$0.8	$0.4	$(0.4)	$6.1	$4.5	$0.9
Rebranding of vehicle fleet	1.9	10.2	5.6	0.7	—	—	—	—
Business integration	0.2	—	—	—	—	0.2	1.4	1.0
IT infrastructure transformation and other	0.4	4.0	1.5	1.5	0.6	1.6	1.7	1.4

Business transformation and integration costs	$2.1	$16.8	$7.9	$2.6	$0.2	$7.9	$7.6	$3.3

(c)	Represents expenses incurred in connection with this offering.
(d)	Represents equity-based compensation expense recognized for stock plans outstanding.
(e)	Represents management fees paid to our Sponsors pursuant to a monitoring agreement. See “Certain Relationships and Related Party Transactions—Monitoring Agreement.”
(f)	Represents the tax effect of pre-tax items excluded from Adjusted Net Income and the removal of the applicable discrete tax items, which collectively result in a reduction of income tax. The tax effect of pre-tax items excluded from Adjusted Net Income is computed using the statutory rate related to the jurisdiction that was impacted by the adjustment after taking into account the impact of permanent differences and valuation allowances. Discrete tax items include changes in laws or rates, changes in uncertain tax positions relating to prior years and changes in valuation allowances. The three months ended December 31, 2017 amount includes a $40.5 million benefit recognized as a result of the reduction in the U.S. corporate income tax rate from 35% to 21% under the 2017 Tax Act.

	Three Months Ended
(in millions)	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016
Tax impact of pre-tax income adjustments	$7.9	$18.1	$14.3	$17.5	$7.2	$16.3	$17.9	$16.3
Discrete tax items	1.2	40.5	1.7	(0.1)	0.1	(0.4)	—	—

Income tax adjustment	$9.1	$58.6	$16.0	$17.4	$7.4	$15.9	$17.9	$16.3

(g)	Represents the acquisition of legacy ValleyCrest land and buildings in October 2017.

Our operations and strategic objectives require continuing investment. Our resources include cash generated from operations and borrowings under long-term debt agreements.

For a description of our material indebtedness, including our First Lien Term Loans, Second Lien Term Loans and Revolving Credit Facility and our outstanding borrowings under the Receivables Financing Agreement, see “—Liquidity and Capital Resources—Description of Indebtedness” and Note 9 “Long-term Debt” of our audited consolidated financial statements included elsewhere in this prospectus.

As of March 31, 2018, September 30, 2017, December 31, 2016 and December 31, 2015, we were in compliance with all of our debt covenants and no event of default had occurred or was ongoing.

Liquidity and Capital Resources

Liquidity

Since the consummation of the KKR Acquisition and related financing transactions, our principal sources of liquidity have been existing cash and cash equivalents, cash generated from operations and borrowings under the

Senior Secured Credit Facilities and the Receivables Financing Agreement. Our principal uses of cash following the consummation of the KKR Acquisition and related financing transactions have been to provide working capital, meet debt service requirements, fund capital expenditures and finance strategic plans, including acquisitions. We may also seek to finance capital expenditures under capital leases or other debt arrangements that provide liquidity or favorable borrowing terms. We continue to consider acquisition opportunities, but the size and timing of any future acquisitions and the related potential capital requirements cannot be predicted. While we have in the past financed certain acquisitions with internally generated cash, in the event that suitable businesses are available for acquisition upon acceptable terms, we may obtain all or a portion of the necessary financing through the incurrence of additional long-term borrowings. Based on our current level of operations and available cash, we believe our cash flow from operations, together with availability under the Revolving Credit Facility and the Receivables Financing Agreement, will provide sufficient liquidity to fund our current obligations, projected working capital requirements, debt service requirements and capital spending requirements for the next twelve months.

A substantial portion of our liquidity needs arise from debt service requirements, and from the ongoing cost of operations, working capital and capital expenditures.

	March 31, 2018	September 30, 2017	December 31,
(In millions)			2016	2015
Cash and cash equivalents	$9.5	$12.8	$68.0	$72.0

Short-term borrowings and current maturities of long-term debt	$14.6	$14.6	$17.5	$15.4
Long-term debt	$1,589.1	$1,574.9	$1,595.9	$1,600.8

Total debt	$1,603.7	$1,589.5	$1,613.4	$1,616.2

We can increase the borrowing availability under the First Lien Credit Agreement or increase the term loans outstanding under the First Lien Credit Agreement or the Second Lien Credit Agreement, or incur other first or second lien indebtedness in lieu thereof, by up to $150.0 million, in the aggregate, in the form of additional commitments under the Revolving Credit Facility and/or incremental term loans under the First Lien Credit Agreement or the Second Lien Credit Agreement, or in the form of other indebtedness in lieu thereof, plus an additional amount so long as we do not exceed, in the case of first lien indebtedness, a specified first lien secured leverage ratio and, in the case of second lien indebtedness, a specified senior secured leverage ratio. We can incur such additional secured or other unsecured indebtedness under the First Lien Credit Agreement and Second Lien Credit Agreement if certain specified conditions are met. Our liquidity requirements are significant primarily due to debt service requirements. See “—Liquidity and Capital Resources—Description of Indebtedness” and, for a complete description of our credit facilities, refer to Note 9 “Long-term Debt” to our audited consolidated financial statements included elsewhere in this prospectus.

Our business may not generate sufficient cash flows from operations or future borrowings may not be available to us under our Revolving Credit Facility or the Receivables Financing Agreement in an amount sufficient to enable us to pay our indebtedness, or to fund our other liquidity needs. Our ability to do so depends on, among other factors, prevailing economic conditions, many of which are beyond our control. In addition, upon the occurrence of certain events, such as a change in control, we could be required to repay or refinance our indebtedness. We may not be able to refinance any of our indebtedness, including the Senior Secured Credit Facilities, on commercially reasonable terms or at all. Any future acquisitions, joint ventures, or other similar transactions may require additional capital and there can be no assurance that any such capital will be available to us on acceptable terms or at all.

Cash Flows

Information about our cash flows, by category, is presented in our statements of cash flows and is summarized below:

	Six Months Ended March 31,		Nine Months Ended September 30,		Year Ended December 31,
(In millions)	2018	2017	2017	2016	2016	2015
Operating activities	$79.2	$68.8	$78.9	$66.6	$111.9	$123.4
Investing activities	$(87.7)	$(50.5)	$(97.5)	$(61.9)	$(69.5)	$(65.4)
Financing activities	$5.3	$(11.3)	$(36.6)	$(41.0)	$(46.4)	$(24.8)
Free Cash Flow (1)	$36.6	$38.8	$34.6	$6.5	$42.3	$57.7
Adjusted Free Cash Flow (1)	$58.2	$38.8	$34.6	$6.5	$42.3	$57.7

(1)	See “Prospectus Summary—Summary Historical Consolidated Financial and Other Data” for a reconciliation to the most directly comparable GAAP measure.

Cash Flows provided by Operating Activities

Net cash provided by operating activities for the six months ended March 31, 2018 increased $10.4 million, to $79.2 million, from $68.8 million in the 2017 period. This increase was primarily due to lower net loss, partially offset by changes in operating assets and liabilities of $15.0 million principally driven by increases in accounts receivable and unbilled revenues as a result of revenue growth.

Net cash provided by operating activities for the nine months ended September 30, 2017 increased $12.3 million, to $78.9 million, from $66.6 million in the 2016 period. This increase was primarily due to higher net income, and cash generated from changes in inventories and other operating assets, offset by changes in accounts payable and other operating liabilities.

Net cash provided by operating activities in the twelve months ended December 31, 2016 decreased $11.5 million, to $111.9 million, from $123.4 million in the 2015 period. This decrease was primarily due to an increase in net loss and an increase in the use of cash from increases in unbilled revenue and other operating assets, partially offset by changes in accounts receivable, accounts payable and other liabilities.

Cash Flows used in Investing Activities

Net cash used in investing activities was $87.7 million in the six months ended March 31, 2018, an increase in the use of cash of $37.2 million compared to $50.5 million for the 2017 period. The increase was driven primarily by $44.7 million of cash paid for acquisitions for the six months ended March 31, 2018, compared to $22.7 million in the 2017 period. Capital expenditures increased 36.1%, or $11.7 million, year over year primarily due to the acquisition of legacy ValleyCrest land and buildings for $21.6 million. Excluding such acquisition, cash used for capital expenditures was $22.5 million and $32.4 million for the six months ended March 31, 2018 and 2017, respectively.

Net cash used in investing activities was $97.5 million in the nine months ended September 30, 2017, an increase in the use of cash of $35.6 million compared to $61.9 million for the 2016 period. Cash used in investing activities included capital expenditures of $50.6 million and $65.4 million for the nine months ended September 30, 2017 and 2016, respectively. Capital expenditures decreased 22.5%, or $14.7 million, year over year as a result of our focus on improvement in asset utilization. Cash paid for acquisitions for the nine months ended September 30, 2017 was $53.8 million and we had no acquisitions in the 2016 period.

Net cash used in investing activities was $69.5 million in the twelve months ended December 31, 2016, an increase in the use of cash of $4.1 million compared to $65.4 million for the 2015 period. Cash used in investing activities included capital expenditures of $75.6 million and $71.3 million in the twelve months ended December 31, 2016 and 2015, respectively, invested primarily to support sales growth initiatives and increased operating efficiency. Net proceeds from business divestitures and disposals of property, plant and equipment were $6.0 million and $5.6 million in the twelve months ended December 31, 2016 and 2015, respectively. There were no business acquisitions in 2016 or 2015.

Cash Flows provided by (used in) Financing Activities

Net cash flows provided by financing activities of $5.3 million for the six months ended March 31, 2018 consisted of proceeds from our Receivables Financing Agreement of $55.0 million, offset by scheduled principal payments on long-term borrowings of $46.2 million, repayments of capital lease obligations of $3.2 million and repurchases of common stock of $0.5 million. Cash used in financing activities was $11.3 million for the six months ended March 31, 2017 and reflects net repayments of long-term borrowings of $7.8 million, repayments of capital lease obligations of $1.7 million and repurchases of common stock of $1.9 million.

Net cash used in financing activities of $36.6 million for the nine months ended September 30, 2017 consisted of proceeds from our Receivables Financing Agreement of $150.0 million, voluntary repayments of long-term borrowings of $166.3 million, scheduled principal payments on long-term borrowings of $11.0 million, other debt-related payments of $4.3 million, repayments of capital lease obligations of $3.9 million and repurchases of common stock of $1.2 million. Cash used in financing activities was $41.0 million for the nine months ended September 30, 2016 and reflects net repayments of long-term borrowings of $11.7 million, repayments of capital lease obligations of $2.8 million and repurchases of common stock of $28.5 million. The decrease in repurchases of common stock was due to higher repurchase activity in the prior year due to the departure of several executives.

Net cash used in financing activities of $46.4 million in the twelve months ended December 31, 2016 reflects scheduled principal payments on long-term borrowings of $14.6 million, repurchases of common stock of $30.2 million and repayments of capital lease obligations of $3.5 million, partially offset by issuances of common stock of $1.9 million. The increase in repurchases of common stock was due to the departure of several executives. Cash used in financing activities of $24.8 million in the twelve months ended December 31, 2015, reflects scheduled principal payments on long-term borrowings of $15.9 million, repurchase of common stock of $3.7 million and repayments of capital lease obligations of $5.3 million.

Free Cash Flow and Adjusted Free Cash Flow

Free Cash Flow decreased $2.2 million to $36.6 million for the six months ended March 31, 2018 from $38.8 million in the 2017 period. The decrease in Free Cash Flow was due to an increase in capital expenditures of $11.7 million, partially offset by an increase in cash flows from operating activities of $10.4 million. Adjusted Free Cash Flow increased $19.4 million to $58.2 million for the six months ended March 31, 2018 from $38.8 million in the 2017 period. The increase in Adjusted Free Cash Flow was due to an increase in cash flows from operating activities of $10.4 million and a decrease in capital expenditures of $9.9 million (net of $21.6 million related to the acquisition of legacy ValleyCrest land and buildings).

Free Cash Flow increased $28.1 million to $34.6 million for the nine months ended September 30, 2017 from $6.5 million in the 2016 period. The increase in Free Cash Flow was due to an increase in cash flows from operating activities of $12.3 million and a decrease in capital expenditures of $14.7 million due to our focus on improvement in asset utilization. Adjusted Free Cash Flow was the same as Free Cash Flow for the nine months ended September 30, 2017 and the same 2016 period.

Free Cash Flow decreased $15.4 million to $42.3 million for the twelve months ended December 31, 2016 from $57.7 million in the 2015 period. The decrease in Free Cash Flow was due to a decrease in cash flows from operating activities of $11.5 million and an increase in capital expenditures of $4.3 million. Adjusted Free Cash Flow was the same as Free Cash Flow for the twelve months ended December 31, 2016 and 2015, respectively.

Working Capital

	March 31, 2018	September 30, 2017	December 31,
(In millions)			2016	2015
Net Working Capital:
Current assets	$519.5	$502.5	$489.3	$463.1
Less: Current liabilities	390.8	342.1	308.7	289.9

Net working capital	$128.7	$160.4	$180.6	$173.2

Net working capital is defined as current assets less current liabilities. Net working capital decreased $31.7 million, to $128.7 million, at March 31, 2018, from $160.4 million at September 30, 2017, primarily driven by an increase in accounts payable, deferred revenue and accrued expenses, offset by increases in accounts receivable and unbilled revenue, related to the timing of work performed.

Net working capital decreased $20.2 million, to $160.4 million, at September 30, 2017, from $180.6 million at December 31, 2016, primarily driven by a decrease in cash and cash equivalents of $55.2 million and an increase in accrued expenses and other current liabilities, offset by higher accounts receivable and unbilled revenue related to the timing of work performed.

Net working capital increased $7.4 million to $180.6 million at December 31, 2016, from $173.2 million at December 31, 2015, driven by increases in accounts receivable and unbilled revenue related to the timing of work performed, partially offset by higher accounts payable.

Description of Indebtedness

First Lien Credit Agreement

On December 18, 2013, in connection with the KKR Acquisition, BrightView Holdings, Inc., as guarantor, and BrightView Landscapes, as borrower, entered into a first lien credit agreement, or the First Lien Credit Agreement, with Morgan Stanley Senior Funding, Inc., as the administrative agent, collateral agent and swingline lender, Morgan Stanley Bank, N.A., as the letter of credit issuer, Morgan Stanley Senior Funding, Inc., Credit Suisse Securities (USA) LLC, Goldman Sachs Bank USA, Royal Bank of Canada, Mizuho Bank, Ltd., KKR Capital Markets LLC, Macquarie Capital (USA) Inc., Sumitomo Mitsui Banking Corporation and UBS Securities LLC, as joint lead arrangers and bookrunners, and the lending institutions from time to time party thereto. The First Lien Credit Agreement was amended on June 30, 2014 pursuant to a joinder agreement and Amendment No. 1 to the First Lien Credit Agreement to, among other things, establish $725.0 million of new incremental term loans and $100.0 million of new incremental revolving commitments. Pursuant to Amendment No. 2 to the First Lien Credit Agreement, dated as of December 18, 2017, which we refer to as Amendment No. 2, the revolving credit maturity date with respect to consenting revolving credit lenders was extended from December 18, 2018, to September 18, 2020 and the revolving credit commitment of consenting lenders was reduced in an aggregate amount of up to $10.0 million. The description of our First Lien Term Loans (as defined below) below gives effect to both the June 2014 incremental term loans, the December 2017 revolving credit commitment maturity extension and reduction and Amendment No. 4 to the First Lien Credit Agreement. The First Lien Credit Agreement was amended on March 1, 2018 pursuant to Amendment No. 3 to the First Lien Credit Agreement to, among other things, make adjustments to reflect our change in fiscal year. The First Lien Credit Agreement was amended on June 8, 2018 pursuant to a joinder agreement and Amendment No. 4 to First Lien Credit Agreement to, among other things, establish $35.0 million of new incremental revolving commitments.

Our borrowings under the First Lien Credit agreement consist of $735.0 million initial term loans and $725.0 million incremental term loans, or collectively the First Lien Term Loans, each maturing on December 18, 2020. Of these First Lien Term Loans, $1,375.1 million was outstanding as of March 31, 2018. The First Lien Credit Agreement also provides for a $235.4 million revolving credit facility, or the Revolving Credit Facility, which matures on, (x) with respect to the $227.9 million of revolving credit commitments that were extended by Amendment No. 2 to the First Lien Credit Agreement, September 18, 2020, and (y) with respect to the $7.5 million of revolving credit commitments that were not extended by Amendment No. 2 to the First Lien Credit Agreement, December 18, 2018. Letters of credit and swingline loans were $71.8 million and there were no outstanding borrowings under the Revolving Credit Facility as of March 31, 2018. If we draw more than 30% of the Revolving Credit Facility (including non-cash collateralized letters of credit in excess of $30.0 million), the Revolving Credit Facility is subject to a springing first lien secured leverage covenant pursuant to which the Consolidated First Lien Secured Debt to Consolidated EBITDA Ratio (as defined in the First Lien Credit Agreement) must not exceed 6.50 to 1.

Interest Rate and Fees

Borrowings under the First Lien Credit Agreement bear interest at a rate per annum equal to, at our option, either (a) a LIBOR rate determined by reference to the Reuters LIBOR rate for dollar deposits with a term equivalent to the interest period relevant to such borrowing, plus an applicable margin or (b) an alternative base rate, or ABR, determined by reference to the highest of (i) 0.50% above the federal funds effective rate, (ii) the rate of interest established by the administrative agent as its “prime rate” and (iii) 1.0% above the LIBOR rate for dollar deposits with a one-month term commencing that day, plus an applicable margin. Swingline loans bear interest at a rate per annum equal to the ABR plus an applicable margin. With respect to the First Lien Term Loans that bear interest by reference to a LIBOR rate, the applicable margin is 3.00% and with respect to the First Lien Term Loans that bear interest by reference to an ABR, the applicable margin is 2.00%, subject to a 25 basis point step down depending on a consolidated first lien secured debt to consolidated EBITDA ratio calculated pursuant to the First Lien Credit Agreement, or the first lien secured leverage ratio, being less than or equal to 4.00 to 1.00. The applicable margin for the borrowings under the Revolving Credit Facility (including any swingline loans) varies depending on the first lien secured leverage ratio, and was 3.00% in the case of LIBOR rate loans as of March 31, 2018. There were no ABR loans as of March 31, 2018. With respect to the First Lien Term Loans, the LIBOR rate is subject to a floor of 1.00%, and the ABR is subject to a floor of 2.00%.

In addition, we pay certain recurring fees with respect to the First Lien Credit Agreement, including (i) a fee for the unused commitments of the lenders under the Revolving Credit Facility, accruing at a rate equal to 0.50% per annum, which may be reduced to 0.375% if the first lien secured leverage ratio is less than or equal to 4.25 to 1.00, (ii) letter of credit fees, including a fronting fee and processing fees to each issuing bank, which vary depending on the first lien secured leverage ratio and (iii) administration fees. We paid $1.5 million of such fees for the six months ended March 31, 2018.

Voluntary Prepayments

We may prepay, in full or in part, borrowings under the First Lien Credit Agreement without premium or penalty, subject to notice requirements, minimum prepayment amounts and increment limitations, provided that prepayments on all LIBOR loans will be subject to customary “breakage” costs.

Mandatory Prepayments

The First Lien Credit Agreement requires us to prepay outstanding First Lien Term Loans, subject to certain exceptions, with:

•	75% (which percentage will be reduced to 50% if the first lien secured leverage ratio is less than or equal to 4.50 to 1.00 but greater than 4.00 to 1.00, 25% if the first lien secured leverage ratio is less than or equal to 4.00 to 1.00 but greater than 3.50 to 1.00 and to 0% if the first lien secured leverage ratio is less than or equal to 3.50 to 1.00) of our annual excess cash flow;

•	100% of the net cash proceeds of all issuance or incurrence by us or certain of our subsidiaries of any indebtedness (except for permitted debt (other than refinancing debt)); and

•	100% of the net cash proceeds of all non-ordinary course asset sales or other dispositions of property, or any loss, damage, condemnation or government taking of property for which insurance proceeds or a condemnation award is received, if we do not reinvest or commit to reinvest those proceeds in assets to be used in our business or to make certain other permitted investments within 450 days as long as such reinvestment is completed within 180 days from the date of any such commitment to reinvest, with certain exceptions; provided that, solely with respect to any collateral, we may use a portion of such net cash proceeds to prepay or repurchase certain permitted other indebtedness with a lien in accordance with the terms of the First Lien Credit Agreement.

We are also required to prepay the amount of revolving credit exposures by which we exceed the revolving credit commitment.

Amortization

We are required to repay installments on the First Lien Term Loans in quarterly installments equal to 0.25% of (x) the aggregate principal amount of the initial term loan facility outstanding on December 18, 2013, and (y) the aggregate principal amount of the incremental term loan facility outstanding on June 30, 2014, with the remaining amount on all initial term loans and incremental term loans payable on the maturity date with respect to First Lien Term Loans.

Principal amounts outstanding under the Revolving Credit Facility are due and payable in full on the applicable maturity date with respect to the Revolving Credit Facility.

Guarantee and Security

All obligations under the First Lien Credit Agreement are unconditionally guaranteed by BrightView Holdings, Inc. and substantially all existing and future, direct and indirect, wholly-owned material domestic subsidiaries of BrightView Landscapes, subject to certain exceptions.

All obligations under the First Lien Credit Agreement, and the guarantees of such obligations, are secured, subject to permitted liens and other exceptions, by the shares of BrightView Landscapes and substantially all of BrightView Landscapes’ assets and the assets of certain of its subsidiaries, subject to certain exceptions.

Certain Covenants and Events of Default

The First Lien Credit Agreement contains a number of covenants that restrict, subject to certain exceptions, our ability to, among other things:

•	incur additional indebtedness;

•	create or incur liens;

•	engage in certain fundamental changes, including mergers or consolidations;

•	sell or transfer assets;

•	pay dividends and distributions on our subsidiaries’ capital stock;

•	make acquisitions, investments, loans or advances;

•	prepay or repurchase certain indebtedness;

•	engage in certain transactions with affiliates; and

•	enter into negative pledge clauses and clauses restricting subsidiary distributions.

Solely with respect to the Revolving Credit Facility, the revolver is subject to a first lien secured leverage covenant pursuant to which the Consolidated First Lien Secured Debt to Consolidated EBITDA Ratio (as defined in the First Lien Credit Agreement) must not exceed 7.75 to 1, stepping down to 6.50 to 1 for the quarter ending June 30, 2019. The First Lien Credit Agreement also contains certain customary affirmative covenants and events of default, including a change of control. If an event of default occurs, the lenders under the First Lien Credit Agreement will be entitled to take various actions, including the acceleration of amounts due under the First Lien Credit Agreement and all actions permitted to be taken by a secured creditor.

Second Lien Credit Agreement

On December 18, 2013, in connection with the KKR Acquisition, BrightView Holdings, Inc., as guarantor, and BrightView Landscapes, as borrower, also entered into a second lien credit agreement, or the Second Lien Credit Agreement, with Credit Suisse AG, as administrative agent and collateral agent, and Morgan Stanley Senior Funding, Inc., Credit Suisse Securities (USA) LLC, Goldman Sachs Bank USA, Royal Bank of Canada, Mizuho Bank, Ltd., KKR Capital Markets LLC, Macquarie Capital (USA) Inc., Sumitomo Mitsui Banking Corporation and UBS Securities, as joint lead arrangers and bookrunners. The First Lien Credit Agreement was amended on March 1, 2018 pursuant to Amendment No. 1 to the Second Lien Credit Agreement to, among other things, make adjustments to reflect our change in fiscal year.

The Second Lien Credit Agreement provides for a $235.0 million term loan facility, or the Second Lien Term Loans, that matures on December 18, 2021 of which $109.4 million was outstanding as of March 31, 2018. We refer to the First Lien Term Loans and the Second Lien Term Loans together as the “Term Loans.” We refer to the First Lien Term Loans, the Second Lien Term Loans and the Revolving Credit Facility together as the “Senior Secured Credit Facilities.”

Interest Rate and Fees

Borrowings under the Second Lien Credit Agreement bear interest at a rate per annum equal to, at our option, either (a) a LIBOR rate determined by reference to the Reuters LIBOR rate for dollar deposits with a term equivalent to the interest period relevant to such borrowing, plus an applicable margin or (b) an ABR determined by reference to the highest of (i) 0.50% above the federal funds effective rate, (ii) the rate of interest established by the administrative agent as its “prime rate” and (iii) 1.0% above the LIBOR rate for dollar deposits with a one-month term commencing that day, plus an applicable margin. With respect to the Second Lien Term Loans that bear interest by reference to a LIBOR rate, the applicable margin is 6.50% and with respect to the Second Lien Term Loans that bear interest by reference to an ABR, the applicable margin is 5.50%. The LIBOR rate is subject to a floor of 1.00%, and the ABR is subject to a floor of 2.00%.

In addition, we pay certain administration fees with respect to the Second Lien Credit Agreement.

Voluntary Prepayments

We may prepay, in full or in part, borrowings under the Second Lien Credit Agreement without premium or penalty, subject to notice requirements, minimum prepayment amounts and increment limitations, provided that prepayments on all LIBOR loans will be subject to customary “breakage” costs.

Mandatory Prepayments

Subject to the mandatory prepayments under the First Lien Credit Agreement, the Second Lien Credit Agreement requires us to prepay outstanding Second Lien Term Loans, subject to certain exceptions, with:

•	50% (which percentage will be reduced to 25% if the first lien secured leverage ratio is less than or equal to 4.50 to 1.00 but greater than 4.00 to 1.00 and to 0% if the first lien secured leverage ratio is less than or equal to 4.00 to 1.00) of our annual excess cash flow;

•	100% of the net cash proceeds of all issuance or incurrence by us or certain of our subsidiaries of any indebtedness (except for permitted debt (other than refinancing debt)); and

•	100% of the net cash proceeds of all non-ordinary course asset sales or other dispositions of property, or any loss, damage, condemnation or government taking of property for which insurance proceeds or a condemnation award is received, if we do not reinvest or commit to reinvest those proceeds in assets to be used in our business or to make certain other permitted investments within 450 days as long as such reinvestment is completed within 180 days from the date of any such commitment to reinvest, with certain exceptions; provided that, solely with respect to any collateral, we may use a portion of such net cash proceeds to prepay or repurchase certain permitted other indebtedness with a lien in accordance with the terms of the First Lien Credit Agreement and the Second Lien Credit Agreement.

Guarantee and Security

All obligations under the Second Lien Credit Agreement are unconditionally guaranteed by BrightView Holdings, Inc. and substantially all existing and future, direct and indirect, wholly-owned material domestic subsidiaries of BrightView Landscapes, subject to certain exceptions.

Subject to an intercreditor agreement which provides that liens under the Second Lien Credit Agreement are junior to the liens under the First Lien Credit Agreement, all obligations under the Second Lien Credit Agreement, and the guarantees of such obligations, are secured, subject to permitted liens and other exceptions, by the shares of BrightView Landscapes and substantially all of BrightView Landscapes’ assets and the assets of certain of its subsidiaries, subject to certain exceptions.

Certain Covenants and Events of Default

The Second Lien Credit Agreement contains a number of covenants that restrict, subject to certain exceptions, our ability to, among other things:

•	incur additional indebtedness;

•	create or incur liens;

•	engage in certain fundamental changes, including mergers or consolidations;

•	sell or transfer assets;

•	pay dividends and distributions on our subsidiaries’ capital stock;

•	make acquisitions, investments, loans or advances;

•	prepay or repurchase certain indebtedness;

•	make certain acquisitions;

•	engage in certain transactions with affiliates; and

•	enter into negative pledge clauses and clauses restricting subsidiary distributions.

The Second Lien Credit Agreement also contains certain customary affirmative covenants and events of default, including a change of control. If an event of default occurs, the lenders under the Second Lien Credit Agreement will be entitled to take various actions, including the acceleration of amounts due under the Second Lien Credit Agreement and all actions permitted to be taken by a secured creditor.

Receivables Financing Agreement

On April 28, 2017, BrightView Landscapes, as servicer, and BrightView Funding LLC, a wholly-owned “bankruptcy remote” special purpose vehicle, or the SPV, as borrower, entered into a receivables financing agreement, or the Receivables Financing Agreement, providing for aggregated borrowing of up to $175.0 million governed by a borrowing base. The Receivables Financing Agreement provides for a lower cost alternative in the issuance of letters of credit with the remaining unused capacity providing additional liquidity. As of March 31, 2018, the SPV had $150.0 million in outstanding borrowings under the Receivables Financing Agreement and no letters of credit outstanding.

Borrowings under the Receivables Financing Agreement accrue interest at a reserve-adjusted LIBOR or a base rate, plus either (x) 2.00% or (y) if, among other things, our leverage ratio is less than 2.70 to 1.0 and our fixed charges coverage ratio is greater than 4.00 to 1.0, at 1.6%. Letters of credit accrue interest at the rate from time to time to be agreed to in writing between the applicable issuing bank and the SPV. The SPV may prepay borrowings or letters of credit or draw on the Receivables Financing Agreement with one business day prior written notice and may terminate the Receivables Financing Agreement with 30 days’ prior written notice.

As part of the Receivables Financing Agreement, eligible accounts receivable of certain of our subsidiaries are sold to the SPV. The SPV pledges the receivables as security for loans and letters of credit. The SPV is included in our consolidated financial statements and therefore, the accounts receivable owned by it are included in our consolidated balance sheet. However, the accounts receivable owned by the SPV are separate and distinct from our other assets and are not available to our other creditors should we become insolvent.

The Receivables Financing Agreement contains various customary representations and warranties and covenants, and default provisions which provide for the termination and acceleration of the commitments and loans under the agreement in circumstances including, but not limited to, failure to make payments when due, breach of representations, warranties or covenants, certain insolvency events or failure to maintain the security interest in the eligible accounts receivables, a change in control and defaults under other material indebtedness.

The Receivables Financing Agreement terminates on April 27, 2020, unless terminated earlier pursuant to its terms. At March 31, 2018, there was $25.0 million of capacity available under the Receivables Financing Agreement.

As of March 31, 2018, we were in compliance with all of our debt covenants and no event of default had occurred or was ongoing and we expect to be in compliance with such covenants after giving effect to this offering and the use of proceeds therefrom.

As market conditions warrant, we and our major equity holders, including our KKR Sponsor and their respective affiliates, may from time to time, seek to purchase or repurchase our outstanding debt, including borrowings under the Senior Secured Credit Facilities, in privately negotiated or open market transactions, by tender offer or otherwise. We intend to use the net proceeds to us from this offering for the repayment of certain indebtedness, which will be determined prior to this offering. To the extent we raise more proceeds in this offering than currently estimated, we will repay additional indebtedness. To the extent we raise less proceeds in this offering than currently estimated, we will reduce the amount of our indebtedness that will be repaid. See “Use of Proceeds.”

Contractual Obligations and Commercial Commitments

The following table summarizes our future minimum payments for all contractual obligations and commercial commitments for years subsequent to the period ended September 30, 2017:

(In millions)	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Long term debt (1)	$1,627.6	$14.6	$163.0	$1,450.0	$—
Expected interest payments (2)	398.8	92.9	305.9	—	—
Capital leases (3)	15.4	5.3	7.8	2.3	—
Operating leases (4)	65.5	18.3	26.0	13.2	8.0
Purchase obligations (5)	16.4	6.0	9.4	1.0	—

Total obligations and commitments	$2,123.7	$137.1	$512.1	$1,466.5	$8.0

(1)	Includes the scheduled maturities of long term debt, which do not include any estimated excess cash flow payments. See Note 9 “Long-term Debt” of our audited consolidated financial statements included elsewhere in this prospectus.
(2)	Represents expected cumulative cash requirements for interest payments through maturity. We have estimated our interest payments based on management’s determination of the most likely scenarios for each relevant debt instrument. We intend to use the net proceeds from this offering to repay borrowings outstanding under the Second Lien Credit Agreement and, to the extent there are any remaining proceeds, to repay borrowings outstanding under the First Lien Credit Agreement. We anticipate that this will reduce our annual interest expense by approximately $ million.
(3)	Represents future payments on existing capital leases for certain management vehicles and equipment, including interest expense and executory costs, through scheduled expiration dates.
(4)	These amounts represent future payments relating to non-cancelable operating leases for buildings and equipment with terms ranging from month-to-month to ten years.
(5)	Purchase obligations include commitments for various products and services made in the normal course of business to meet operational requirements. The purchase obligation amounts do not represent the entire anticipated purchases in the future, but represent only those items for which we are contractually obligated as of September 30, 2017. For this reason, these amounts will not provide a complete and reliable indicator of our expected future cash outflows

Off-balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are materially likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies and Estimates

Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they involve significant judgments and uncertainties. Management believes that the application of these policies on a consistent basis enables us to provide the users of the financial statements with useful and reliable information about our operating results and financial condition. Certain of these estimates include determining fair value. All of these estimates reflect our best judgment about current, and for some estimates, future economic and market conditions and their effect based on information available as of the date of these financial statements. If these conditions change from those expected, it is reasonably possible that the judgments and estimates described below could change, which may result in future impairments of goodwill, intangibles and long-lived assets, increases in reserves for contingencies, establishment of valuation allowances on deferred tax assets and increase in tax liabilities, among other effects. Also see Note 2 “Summary of Significant Accounting Policies” to our audited consolidated financial statements included elsewhere in this prospectus, which discusses the significant accounting policies that we have selected from acceptable alternatives.

Acquisitions

From time to time we enter into strategic acquisitions in an effort to better service existing customers and to attain new customers. When we acquire a controlling financial interest in an entity or group of assets that are determined to meet the definition of a business, we apply the acquisition method described in ASC Topic 805, Business Combinations. In accordance with GAAP, the results of the acquisitions we have completed are reflected in our financial statements from the date of acquisition forward.

We allocate the purchase consideration paid to acquire the business to the assets and liabilities acquired based on estimated fair values at the acquisition date, with the excess of purchase price over the estimated fair value of the net assets acquired recorded as goodwill. If during the measurement period (a period not to exceed twelve months from the acquisition date) we receive additional information that existed as of the acquisition date but at the time of the original allocation described above was unknown to us, we make the appropriate adjustments to the purchase price allocation in the reporting period the amounts are determined.

Significant judgment is required to estimate the fair value of intangible assets and in assigning their respective useful lives. Accordingly, we typically engage third-party valuation specialists, who work under the direction of management, to assist in valuing significant tangible and intangible assets acquired.

The fair value estimates are based on available historical information and on future expectations and assumptions deemed reasonable by management, but are inherently uncertain.

We typically use an income method to estimate the fair value of intangible assets, which is based on forecasts of the expected future cash flows attributable to the respective assets. Significant estimates and assumptions inherent in the valuations reflect a consideration of other marketplace participants, and include the amount and timing of future cash flows (including expected growth rates and profitability), a brand’s relative market position and the discount rate applied to the cash flows. Unanticipated market or macroeconomic events and circumstances may occur, which could affect the accuracy or validity of the estimates and assumptions.

Determining the useful life of an intangible asset also requires judgment. All of our acquired intangible assets (e.g., trademarks and customer relationships) are expected to have finite useful lives. Our estimates of the useful lives of finite-lived intangible assets are based on a number of factors including competitive environment, market share, brand history, operating plans and the macroeconomic environment of the regions in which the brands are sold.

The costs of finite-lived intangible assets are amortized to expense over their estimated lives. The value of residual goodwill is not amortized, but is tested at least annually for impairment as described in the following note.

Goodwill

Goodwill represents the excess of purchase price over the fair values underlying net assets acquired in an acquisition. Goodwill is not amortized, but rather is tested annually for impairment, or more frequently if events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. During 2017, we changed the date of our annual impairment testing from November 30 to July 1 in connection with the change in our fiscal year end.

Goodwill is allocated to, and evaluated for impairment at, our four identified reporting units. Goodwill is tested for impairment by either performing a qualitative evaluation or a quantitative test. The qualitative evaluation is an assessment of factors to determine whether it is more likely than not that a reporting unit’s fair value is less than its carrying amount. We may elect not to perform the qualitative assessment for some or all reporting units and perform the quantitative impairment test. The quantitative goodwill impairment test requires us to compare the carrying value of the reporting unit’s net assets to the fair value of the reporting unit. Fair value under the quantitative test is determined based on discounted cash flow analyses. The discounted cash flow estimates include significant management assumptions, including long-term future growth rates, operating margins and future economic and market conditions. If the fair value exceeds the carrying value, no further evaluation is required, and no impairment loss is recognized. If the carrying amount of a reporting unit, including goodwill, exceeds the estimated fair value, the excess of the carrying value over the fair value is recorded as an impairment loss, the amount of which not to exceed the total amount of goodwill allocated to the reporting unit.

Our methodology for estimating the fair value of our reporting units is using the income approach based on the present value of future cash flows. The principal assumptions utilized in our valuation methodology include revenue growth rates, operating margin rates and discount rates. There can be no assurance that our estimates and assumptions regarding forecasted cash flow and revenue and operating income growth rates made for purposes of the annual goodwill impairment test will prove to be accurate predictions of the future. We believe the current assumptions and estimates utilized are both reasonable and appropriate. Based on our most recent analysis as of July 1, 2017, the fair values significantly exceed the carrying value of the reporting units, and therefore there were no indications of impairment.

Long-lived Assets (Excluding Goodwill)

Long-lived assets with finite lives are depreciated and amortized generally on a straight-line basis over their estimated useful lives. These lives are based on our previous experience for similar assets, potential market obsolescence and other industry and business data. Property and equipment and definite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value. Changes in estimated useful lives or in the asset values could cause us to adjust our book value or future expense accordingly.

Net Service Revenues

We perform landscape maintenance and enhancement services, development services, other landscape services and snow removal services. Revenue is recognized based upon the service provided and the contract terms and is reported net of discounts and applicable sales taxes.

Maintenance Services

Landscape maintenance services are provided under annual contracts. Revenue is recognized in proportion to the performance of related services during a given month compared to the estimate of activities to be performed.

Landscape enhancement services are provided under contracts of short duration. Revenue for these services is generally recognized in the period in which the services are provided.

Snow removal services are provided on either a fixed fee basis for a snow season or under a time and material or other activity-based contracts. Geographies with heavier snowfall are typically associated with fixed fee based contracts. Revenue for snow removal services is recognized in the period in which the services are performed.

Development Services

We recognize revenue under our development services contracts using the percentage-of-completion method, measured by the percentage of cost incurred to date to the estimated total cost for each contract. The full amount of anticipated losses on contracts is recorded as soon as such losses can be estimated. Changes in job performance, job conditions, and estimated profitability, including final contract settlements, may result in revisions to costs and revenue and are recognized in the period in which the revisions are determined.

Risk Management

We carry general liability, auto liability, workers’ compensation, professional liability, directors’ and officers’ liability, and employee health care insurance policies. In addition, we carry umbrella liability insurance policies to cover claims over the liability limits contained in the primary policies. Our insurance programs for workers’ compensation, general liability, auto liability and employee health care for certain employees contain self-insured retention amounts, deductibles and other coverage limits (“self-insured liability”). Claims that are not self-insured as well as claims in excess of the self-insured liability amounts are insured. We use estimates in the determination of the required accrued self-insured claims. These estimates are based upon calculations performed by third-party actuaries, as well as examination of historical trends, and industry claims experience. We adjust our estimate of accrued self-insured claims when required to reflect changes based on factors such as changes in health care costs, accident frequency and claim severity. We believe the use of actuarial methods to account for these liabilities provides a consistent and effective way to measure these highly judgmental accruals. However, the use of any estimation technique in this area is inherently sensitive given the magnitude of claims involved and the length of time until the ultimate cost is known. We believe our recorded obligations for these expenses are consistently measured. Nevertheless, changes in healthcare costs, accident frequency and claim severity can materially affect the estimates for these liabilities.

Equity-based Compensation

We account for equity-based compensation plans under the fair value recognition and measurement provisions in accordance with applicable accounting standards, which require all equity-based payments to employees and non-employees, including grants of stock options, to be measured based on the grant date fair value of the awards. We use the Black-Scholes-Merton valuation model to estimate the fair value of stock options granted to employees and non-employees. The model requires certain assumptions including the estimated expected term of the stock options, the risk-free interest rate and the exercise price, of which certain assumptions are highly complex and subjective. The expected option life represents the period of time that the options granted are expected to be outstanding based on management’s best estimate of the timing of a liquidity event and the contractual term of the stock option. As there is not sufficient trading history of our common stock, we use a group of our competitors which we believe are similar to us, adjusted for our capital structure, in order to estimate volatility. Our exercise price is the stock price on the date in which shares were granted.

Our stock price is calculated based on the income approach.

Under the income approach, specifically the discounted cash flow method, forecasted cash flows are discounted to the present value at a risk-adjusted discount rate. The valuation analyses determine discrete free cash flows over several years based on forecast financial information provided by management and a terminal value for the residual period beyond the discrete forecast, which are discounted at an appropriate rate to estimate our enterprise value. Under the market approach, specifically the guideline public company methods, we select publicly traded companies with similar financial and operating characteristics as us and calculate valuation multiples based on the guideline public company’s financial information and market data. The estimate of our stock price will no longer be necessary once we go public as we will rely on the market price to determine the market value of our common stock. For additional information related to the assumptions used, see Note 15 “Equity-Based Compensation” to our audited consolidated financial statements included elsewhere in this prospectus.

Income Taxes

The determination of our provision for income taxes requires management’s judgment in the use of estimates and the interpretation and application of complex tax laws. Judgment is also required in assessing the timing and amounts of deductible and taxable items. We establish contingency reserves for material, known tax exposures relating to deductions, transactions, and other matters involving some uncertainty as to the proper tax treatment of the item. Our reserves reflect our judgment as to the resolution of the issues involved if subject to judicial review. Several years may elapse before a particular matter, for which we have established a reserve, is audited and finally resolved or clarified. While we believe that our reserves are adequate to cover reasonably expected tax risks, issues raised by a tax authority may be finally resolved at an amount different than the related reserve. Such differences could materially increase or decrease our income tax provision in the current and/or future periods. When facts and circumstances change (including a resolution of an issue or statute of limitations expiration), these reserves are adjusted through the provision for income taxes in the period of change.

Recently Issued Accounting Pronouncements

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, Revenue from Contracts with Customers, which was further updated in March and April 2016. The updated accounting guidance clarifies the principles for recognizing revenue and provides a single, contract-based revenue recognition model in order to create greater comparability for financial statement users across industries and jurisdictions. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to clients in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The updated accounting guidance is effective for us as of October 1, 2018 and may be adopted using either a full retrospective or modified retrospective approach. We have completed our comprehensive contract review project and have developed an understanding of the potential adoption impact to the consolidated financial statements on a qualitative basis. We are in process of finalizing our accounting policies, drafting the new disclosures, quantifying the potential financial adjustment and completing our evaluation of the impact of the accounting and disclosure requirements on our business processes, controls and systems. We have also made progress on evaluating the impact this ASU may have related to the timing and presentation of various financial aspects of our contractual arrangements, including performance obligations, application of the series guidance, costs to fulfill and commissions. We are continuing to evaluate the method of adoption.

Going Concern

In August 2014, the FASB issued ASU No. 2014-15, Disclosures of Uncertainties About an Entity’s Ability to Continue as a Going Concern. This guidance requires management to evaluate and disclose whether there are conditions and events that raise substantial doubt about an entity’s ability to continue as a going concern within one year after the financial statements are issued, along with an evaluation as to whether management’s plans alleviate that doubt. The Company adopted the guidance effective December 31, 2016. The result of Management’s evaluation is that there is not substantial doubt about the Company’s ability to continue as a going concern.

Inventory

In July 2015, the FASB issued ASU No. 2015-11, Inventory (Topic 330). This guidance requires that an entity should measure inventory at the lower of cost and net realizable value. The Company adopted this guidance as of January 1, 2017 and the implementation did not have a material impact on its consolidated financial statements.

Leases

In February 2016, the FASB issued ASU No. 2016-02, Leases. The updated accounting guidance requires lessees to recognize all leases on their balance sheet as a right-of-use asset and a lease liability with the exception of short-term leases. For income statement purposes, the criteria for recognition, measurement and presentation of expense is largely similar to previous guidance, but without the requirement to use bright-line tests in the determination of lease classification. The updated accounting guidance for a lessor is largely unchanged from previous guidance but has been updated to align with certain changes to the lessee model and the new revenue recognition standard. The updated accounting guidance is effective for us as of October 1, 2019 and early adoption is permitted. The updated accounting guidance must be adopted using a modified retrospective approach for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements. We are currently evaluating the impact the updated accounting guidance will have on our consolidated financial statements.

Intra-Entity Transfers of Assets Other Than Inventory

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. This guidance requires that an entity recognizes the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The guidance is effective for us as of October 1, 2018 and early adoption is permitted. We are currently evaluating the impact this guidance will have on its consolidated financial statements.

Business Combinations

In January 2017, the FASB issued ASU No. 2017-01, Clarifying the Definition of a Business. The guidance provides a more robust framework to use in determining when a set of assets and activities is a business. The guidance requires an entity to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets; if so, the set of assets is not a business. Further, it requires that, to be a business, the set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. The Company early adopted this guidance as of September 30, 2017 and the implementation did not have a material impact on its consolidated financial statements.

Goodwill

In January 2017, the FASB issued ASU No. 2017-04, Simplifying the Test for Goodwill Impairment. This guidance eliminates the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment charge. Under the guidance, an impairment charge will be measured based on the excess of the reporting unit’s carrying amount over its fair value. The Company early adopted the new guidance for its goodwill impairment test as of July 1, 2017. The adoption of this guidance did not have a significant impact on the Company’s financial position or results of operations.

Income Taxes

In February 2018, the FASB issued ASU No. 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. This guidance provides the option to reclassify the stranded tax effects caused by the newly enacted 2017 Tax Act from accumulated other comprehensive income to retained earnings. We adopted this guidance early as of December 31, 2017, which impacted the Company’s consolidated statements of changes in stockholder’s equity only.

Quantitative and Qualitative Disclosure of Market Risk

Interest Rate Risk

We are exposed to interest rate risk as a result of our variable-rate borrowings. We manage our exposure to interest rate risk by using pay-fixed interest rate swaps as cash flow hedges of a portion of our variable rate debt. We have historically targeted hedging between 30% and 40% of the principal amount outstanding under our Term Loans.

As of September 30, 2017, we had variable rate debt outstanding of $1.63 billion at a current weighted average interest rate of 4.5%, substantially all of which was incurred under our Senior Secured Credit Facilities and the Receivables Financing Agreement. Each of these loans bears interest based on LIBOR plus a spread. However, the Senior Secured Credit Facilities are subject to a 1.0% LIBOR base rate floor. We use interest rate swaps to offset our exposure to interest rate movements. These outstanding interest rate swaps qualify and are designated as cash flow hedges of forecasted LIBOR-based interest payments. At September 30, 2017, we were a fixed rate payer on three fixed-floating interest rate swap contracts that effectively fixed the LIBOR-based index used to determine the interest rates charged on our LIBOR-based variable rate borrowings. See Note 10 “Financial Instruments Measured at Fair Value” to our audited consolidated financial statements included elsewhere in this prospectus.

A 100 basis point increase in interest rates on our variable-rate debt would increase our fiscal year 2017 interest expense by approximately $16.4 million. A 100 basis point decrease in interest rates would not have significantly impacted our interest expense in fiscal year 2017 because LIBOR was slightly higher than 1.0% base rate floors under the Term Loans. Actual interest rates could change significantly more than 100 bps.

Commodity Price Risk

We are exposed to market risk for changes in fuel prices through the consumption of fuel by our vehicle fleet and mowers in the delivery of services to our customers. We purchase our fuel at prevailing market prices. We expect to use approximately 12 million gallons of fuel in 2018. As of March 31, 2018, a ten percent change in fuel prices would result in a change of approximately $3.0 million in our annual fuel cost.

We manage our exposure through the execution of a documented hedging strategy. We have historically entered into fuel swap contracts to mitigate the financial impact of fluctuations in fuel prices when appropriate. While we currently have no open fuel-based derivative instruments, we continue to monitor our exposure, the current pricing environment and may execute new fuel-based derivative instruments in the future.

BUSINESS

Our Company

We are the largest provider of commercial landscaping services in the United States, with revenues more than 10 times those of our next largest commercial landscaping competitor. We provide commercial landscaping services, ranging from landscape maintenance and enhancements to tree care and landscape development. We operate through a differentiated and integrated national service model which systematically delivers services at the local level by combining our network of over 200 branches with a qualified service partner network. Our branch delivery model underpins our position as a single-source end-to-end landscaping solution provider to our diverse customer base at the national, regional and local levels, which we believe represents a significant competitive advantage. We believe our commercial customer base understands the financial and reputational risk associated with inadequate landscape maintenance and considers our services to be essential and non-discretionary. This creates recurring revenue and enhances the predictability of our business model, as demonstrated by our landscape maintenance contract renewal rate of approximately 85% for each of calendar year 2016 and 2017.

We operate through two segments: Maintenance Services and Development Services. Our maintenance services are primarily self-performed through our national branch network and are route-based in nature. Our development services are comprised of sophisticated design, coordination and installation of landscapes at some of the most recognizable corporate, athletic and university complexes and showcase highly visible work that is paramount to our customers’ perception of our brand as a market leader.

As the number one player in the highly attractive and growing $62 billion commercial landscape maintenance and snow removal market, we believe our size and scale present several compelling value propositions for our customers, and allow us to offer a single-source landscaping services solution to a diverse group of commercial customers across all 50 U.S. states and Puerto Rico. We serve a broad range of end market verticals, including corporate and commercial properties, HOAs, public parks, hotels and resorts, hospitals and other healthcare facilities, educational institutions, restaurants and retail, and golf courses, among others. Our diverse customer base includes approximately 13,000 office parks and corporate campuses, 9,000 residential communities, and 450 educational institutions. We believe that due to our unmatched geographic scale and breadth of service offerings, we are the only commercial landscaping services provider able to service clients whose geographically disperse locations require a broad range of landscaping services delivered consistently and with high quality. For example, we serve four of the five largest U.S. banks, 11 of the top 15 health systems, nine of the top ten third-party hotel management firms and four of the top five largest U.S. companies. Our top ten customers accounted for approximately 12% of our fiscal year 2017 revenues, with no single customer accounting for more than 3% of our fiscal year 2017 revenues. Our customers consistently trust us with their most complex and demanding landscaping projects, including such iconic examples as the ongoing maintenance of Fiat Chrysler America’s U.S. headquarters which was recently honored with the Grand Award for Turf

Maintenance by the National Association of Landscape Professionals and the award-winning replacement and upgrade of Oracle’s irrigation system, a project that saved Oracle over 90 million gallons of water annually.

Our business model is characterized by stable, recurring revenues, a scalable operating model, strong and improving operating margins, limited capital expenditures and low working capital requirements which, together generate significant Free Cash Flow. For the twelve months ended December 31, 2017, we generated net service revenues of $2,264.7 million, net income of $5.3 million and Adjusted EBITDA of $283.6 million, with a net income margin of 0.2% and an Adjusted EBITDA margin of 12.5%.

Our Operating Segments

We deliver our broad range of services through two operating segments: Maintenance Services and Development Services. We serve a geographically diverse set of customers through our strategically located network of branches in 30 U.S. states and, through our qualified service partner network, we are able to efficiently provide nationwide coverage in all 50 U.S. states and Puerto Rico, as illustrated below.

Maintenance Services Overview

Our Maintenance Services segment delivers a full suite of recurring commercial landscaping services ranging from mowing, gardening, mulching and snow removal, to more horticulturally advanced services, such as water management, irrigation maintenance, tree care, golf course maintenance and specialty turf maintenance. Our maintenance services customers include Fortune 500 corporate campuses and commercial properties, HOAs, public parks, leading international hotels and resorts, airport authorities, municipalities, hospitals and other healthcare facilities, educational institutions, restaurants and retail, and golf courses, among others. The chart below illustrates the diversity of our Maintenance Services revenues:

(1)	Reflects the twelve months ended December 31, 2017.

Owing to the non-discretionary nature of landscape maintenance services for commercial customers and our long history with many of our customers, we have achieved a landscape maintenance contract renewal rate of approximately 85% for each of calendar year 2016 and 2017. In addition to contracted maintenance services, we also have a strong track record of providing value-added landscape enhancements, defined as supplemental, non-contract specified maintenance or improvement services which are typically sold on-site to our maintenance services customers. These landscape enhancements typically have a predictable level of demand related to our amount of contracted revenue with a customer.

We have a strong maintenance presence in both evergreen and seasonal markets. Evergreen markets are defined as those which require year-round landscape maintenance. As part of our Maintenance Services growth plan, we are actively targeting evergreen geographies, such as California, Florida and Texas, where there are a number of secular demographic trends, such as population growth and business expansion, which represent a compelling growth opportunity.

In our seasonal markets, we are also a leading provider of snow removal services. These route-based snow removal services provide us with a valuable counter-seasonal source of revenues, allowing us to better utilize our crews and certain equipment during the winter months. Our capabilities as a rapid-response, reliable service provider further strengthens our relationships with our customers, all of which have an immediate and critical need for snow removal services. Property managers also enjoy several benefits by using the same service provider for snow removal and landscape maintenance services, including consistency of service, single-source vendor efficiency and volume discount savings. This allows us to actively maintain relationships with key customers in seasonal markets. A portion of our snow removal business is contracted each year under fixed fee servicing arrangements that are subject to guaranteed minimum payments regardless of the season’s snowfall. The performance of our snow removal services business, however, is correlated with the amount of snowfall and number of snowfall events in a given season. We benchmark our performance against ten- and thirty-year averages, as annual snowfall amounts modulate around these figures.

Cumulative Annual Snowfall in BrightView Locations Over Time(1)

(1)	Reflects cumulative annual snowfall at locations where BrightView has a presence.

For the twelve months ended December 31, 2017, in Maintenance Services, we generated net service revenues of $1,685.0 million and Segment Adjusted EBITDA of $270.9 million, with a Segment Adjusted EBITDA Margin of 16.1%.

Development Services Overview

Through our Development Services segment, we provide landscape architecture and development services for new facilities and significant redesign projects. Specific services include project design and management services, landscape architecture, landscape installation, irrigation installation, tree nursery and installation, pool and water features and sports field services, among others. These complex and specialized offerings showcase our technical expertise across a broad range of end market verticals.

We perform our services across the full spectrum of project sizes, with landscape development projects generally ranging from $100,000 to over $10 million, with an average size of approximately $1 million. Depending on the scope of the work, the contracts can vary in length from 2-3 months to up to 2-3 years. We largely self-perform our work, and we subcontract certain services where we have strategically decided not to allocate resources, such as fencing, lighting and parking lot construction. We believe that our capabilities as a single-source landscape development provider represent a point of comfort for our customers who can be certain that we are managing their landscape development project from inception to completion.

In our Development Services business, we are typically hired by general contractors with whom we maintain strong relationships as a result of our superior technical and project management capabilities. We believe the quality of our work is also well-regarded by our end-customers, some of whom directly request that their general contractors utilize our services when outsourcing their landscape development projects. Similar to our maintenance contracts, we leverage our proven cost estimation framework and proactive cost management tactics to optimize the profitability of the work we perform under fixed-rate development contracts.

For the twelve months ended December 31, 2017, in Development Services, we generated net service revenues of $582.9 million and Segment Adjusted EBITDA of $73.4 million, with a Segment Adjusted EBITDA Margin of 12.6%.

Our History

Our predecessor companies have long histories in the landscaping industry, with Brickman founded in 1939 and ValleyCrest founded in 1949. In 2013, affiliates of the KKR Sponsor acquired our predecessor business, Brickman Holding Group, Inc., or Brickman. In 2014, we acquired ValleyCrest and changed our name to BrightView. As a result of the ValleyCrest Acquisition, BrightView nearly doubled in size and gained national coverage.

In 2016, we reconstituted our senior leadership team, including hiring a new chief executive officer and a new chief financial officer. Our management team refocused our strategy to realign with the fundamental strengths of our business. BrightView has undergone an organizational transformation recentered around a branch-centric model, empowering leaders at the local and regional levels, and supporting branch locations with appropriate back office functions and an effective corporate framework.

Market Opportunity

Commercial Landscaping Services Industry

The landscape services industry consists of landscape maintenance and development services, as well as a number of related ancillary services such as tree care and snow removal, for both commercial and residential customers. BrightView operates only within the commercial segments of each of the landscape maintenance, landscape development and snow removal industries. Commercial landscape maintenance, including snow removal, represents a $62 billion industry that is characterized by a number of attractive market drivers. The industry benefits from commercial customers’ need to provide consistently accessible and aesthetically-pleasing environments. Due to the essential and non-discretionary need of these recurring services, the commercial landscape maintenance services and snow removal services industries have, and are expected to continue to, exhibit stable and predictable growth. Highlighting the consistency of this growth, from 2012 through 2022 the combined industry is expected to grow at a 3% CAGR, as depicted in the chart below:

Growth in the U.S. Commercial Landscaping and Snow Removal Services Industry (US$ in billions)(1)

(1)	Source: IBISWorld—Landscaping Services in the U.S. (2012-2017), IBISWorld—Snowplowing Services in the U.S. (2014, 2016-2017). Presents commercial landscaping services and commercial snowplowing services as a share of the overall U.S. market at rates constant with IBISWorld figures for 2017.

In addition to its stable characteristics, the industry is also highly fragmented. Despite being the largest provider of commercial landscaping services, we currently hold only a 2.7% market share, representing a significant opportunity for future consolidation. According to the 2017 IBISWorld Report, there are over 500,000 enterprises providing landscape maintenance services in the United States. Approximately three quarters of the industry participants are classified as sole proprietors, with a limited set of companies having the capabilities to operate on a regional or national scale. The chart below illustrates the segmentation of the landscape maintenance industry and highlights BrightView’s coverage of the non-residential sectors of the industry:

(1)	Source: IBISWorld—Landscaping Services in the U.S. (October 2017).
(2)	Source: IBISWorld—Snowplowing Services in the U.S. (September 2017).

Steady growth in the commercial property markets has underpinned the commercial landscaping industry’s growth. Unlike individual residential customers, HOAs and military housing managers possess the same sophistication and expectation of high-quality services as corporations, and thus are more inclined to outsource landscaping needs to professional, scaled companies.

Key Trends and Industry Drivers

We believe we are well-positioned to capitalize on the following key industry trends that are expected to drive stable and growing demand for our landscaping services:

•	Outsourcing. To reduce expenditures and increase operational flexibility, businesses, institutions and governments are increasingly outsourcing non-core processes, such as landscape maintenance.

•	Sole-Sourcing. An increasing number of businesses have made an effort to lower costs and improve quality through a reduction in the number of suppliers or service vendors they hire. Companies have begun to award “sole-source” contracts to full-service vendors who are able to meet expanded requirements.

•	Enhanced Quality Demands. Customers are increasingly raising their expectations regarding the quality of the work performed by their landscape maintenance providers and on the variety of services offered. As demands continue to rise, market share will accrue to those providers who have the expertise, quality of service and institutional procedures to meet these enhanced expectations.

•

Increased Focus on Corporate Campus Environments. Corporations have increasingly invested in creating a unique and welcoming atmosphere for employees, clients and tenants by enhancing their corporate campus environments. Irrespective of whether a headquarters or corporate campus is located in an urban area or suburban area, we believe that companies are increasingly viewing their exterior landscaping as a competitive differentiator and are making significant investments to create visually appealing outdoor spaces.

•	Growth of Private Non-residential Construction. Over the next five years, the overall U.S. landscape maintenance industry is projected to be supported by rising construction and economic activity. According to the 2017 IBISWorld Report, private non-residential construction is forecasted to grow at an annualized rate of 4.1% over the five years leading to 2022. We believe growth in commercial construction promotes growth in commercial landscape maintenance and development services.

Value Proposition

Our ability to systematically deliver high quality landscaping services is the foundation of our value proposition to our customers. We leverage our national footprint of over 200 branches and the significant breadth of our offerings to service all of our customers’ landscaping needs. We believe our long tenured and experienced employee base has resulted in the development of significant institutional horticultural and technical expertise that we systematically deliver to our customers. In addition, we have dedicated resources to enhance employee training, safety and compliance and through investments in our business systems, we are able to deliver a seamless, professionally managed service experience. Finally, our branch-led business model, supported by a process-driven management approach and strategically centralized corporate functions, supports our focus on quality of service and repeatable execution.

Together, our branch-led business model, national footprint and experienced employee base enable us to deliver high quality services with a scope and on a scale that we believe is not matched by our competitors. We believe our customers value the consistency and professionalism of our execution, and as a result, trust us to maintain facilities that have a meaningful impact on their reputation and brand image.

Our Competitive Strengths

#1 Position in a Large, Highly Fragmented and Growing Industry

We are the largest provider of commercial landscaping services in the United States, with revenues more than 10 times the size of our next largest commercial landscaping competitor. In addition to our #1 position in commercial landscaping services, we are also the #1 provider of snow removal services, as well as a leading tree nursery, water irrigation and golf course maintenance services provider. Our market leadership is anchored across a wide range of services in a large, fragmented and growing industry primarily characterized by smaller local players, with no other industry participant commanding more than 1% market share.

Commercial landscape maintenance is an essential service to our customers, who generally utilize such services throughout the economic cycle. Customers are increasingly raising their expectations regarding the quality of the work performed by their landscape maintenance providers and on the variety of services offered. In addition, commercial landscaping providers like us will continue to benefit from outsourcing and procurement centralization trends among our customers. With our position as the #1 provider of commercial landscaping services and our nationwide branch network, we are well-positioned to take advantage of positive growth trends in the industry.

(1)	Source: Lawn & Landscape magazine: 2017 Top 100 List based on 2016 revenue.

Our ability to deliver consistent local performance across a national footprint is differentiating in a highly fragmented market. We service branch networks for four of the five largest U.S. banks, maintain contracts with four of the five largest U.S. companies, and serve nine of the top ten third-party hotel management firms. We believe no other industry participant is able to deliver the same value proposition across U.S. regional markets.

Single-Source Landscape Solutions Provider with an Unparalleled Suite of Capabilities and Scale

We provide a full spectrum of landscape maintenance and development services on a national scale, positioning our company as a trusted, “one-stop shop” for sophisticated customers that demand high quality execution. The broad scope of our capabilities enables us to provide comprehensive services to a diverse set of customer types from corporate campuses and office parks to educational institutions and HOAs. We also provide a full suite of offerings that covers every stage of a customer’s landscaping needs, regardless of complexity or scale, from design and development to maintenance and enhancement. Our snow removal business acts as a natural complement to landscape maintenance services provided to customers in regions impacted by seasonal weather and leverages our existing capital equipment already in place. Our reputation for technical excellence and industry know-how also makes us the developer and servicer of choice for high-profile, bespoke assignments, showcasing the breadth and depth of what we are able to deliver.

Our Services are Systematically and Consistently Delivered at the Local Level

One of the fundamental pillars of our differentiated business model is our ability to systematically and comprehensively deliver the full spectrum of capabilities and industry expertise at the local level through our branch network. The route-based nature of our Maintenance Services business and high network density compound incremental revenue opportunities as account managers and crew leaders interact more frequently with a range of customers on a daily basis.

At its core, our success is driven by optimized, branch-level execution and customer management. We conduct branch-by-branch reviews and track key operating statistics at a local level to ensure consistency of customer service and operational performance. In addition, regional leadership, branch managers and account managers are properly incentivized to consider performance targets from both a growth and profitability standpoint. In an industry heavily impacted by employee retention and the caliber of local operators, this metrics management continues to be a source of competitive advantage across our business lines.

Maintenance Services branch managers are supported by a best-in-class network of 700+ dedicated branch-level account managers. Our account managers are critical, providing a primary point of contact to the broader BrightView platform and are responsible for the day-to-day support, attention and customized service delivered to customers. The fact that local customers entrust our account managers to interact directly with their businesses each day is a testament to the capabilities of our account managers and the service they provide.

Scalable Business Model Built for Future Growth

We have made significant investments in our operating platform to position us for future growth. We have invested in centralizing core management functions and systems, while also establishing purpose-built processes to enable our branch-level teams to provide consistent, repeatable services for our customers. For example, we have continued to invest in our business model, focusing on route optimization, fleet and asset management programs as well as our human capital management capabilities. Additionally, we have made significant investments in our technology capabilities with the recent deployment of an electronic time capture system, rollout of applications to crew leaders in the field, and implementation of an electronic paycheck system, all designed to more efficiently track and manage our growing network. Our highly standardized operating structure enables our branch managers to focus on efficiently delivering high quality services in a consistent and profitable manner. When a branch reaches a critical size, we are able to efficiently split the branch to support continued growth and high quality of execution. The potential to amplify the already meaningful operating leverage inherent to our business model creates a significant opportunity going forward.

Recurring and Predictable Revenue Base

Our business model is inherently stable, predictable, and insulated from economic volatility due to several factors. The majority of our revenues are generated from maintenance services, which provide a highly predictable, recurring revenue stream with clear visibility into future performance. Many of the commercial landscape maintenance services which we provide are non-discretionary for our customers, who are focused on maintaining a perceived level of quality or desired environment at a given location. For example, it is essential for a Fortune 500 customer to maintain the landscaping upkeep at its corporate headquarters; a university will want to maintain its campus grounds; a luxury hotel chain will still want to consistently maintain the outdoor or poolside environments for which its properties are known; and homeowners associations will continue to spend on landscaping services which serve as a comparative advantage during competitive times. In addition, our services often represent a low percentage of the overall expense associated with the upkeep of properties we serve.

The predictability of our platform is further enhanced by compelling contract renewal rates, yielding “sticky” relationships and consistent revenue streams across our diverse customer base. Our focus on systematically delivering our services locally has resulted in a landscape maintenance contract renewal rate of approximately 85% for each of calendar year 2016 and 2017 despite low customer concentration, with our top ten customers representing only 12% of fiscal year 2017 revenues.

Differentiated Quality and Expertise of Employee Base

Our size, scale and organizational structure enable us to attract and retain an employee base that we believe is superior to those of our smaller competitors, which drives substantial competitive advantages in an industry highly focused on reputation, track record of execution and applicable industry expertise. Given our sophisticated customer base, and the complex, holistic solutions our customers often demand, our human capital is critical to our success. We believe our long tenured and experienced employee base has resulted in the development of significant institutional horticultural and technical expertise that we systematically deliver to our customers. For example, our 208 branch managers, with an average tenure of 12 years, utilize their experience to efficiently and effectively oversee branch operations, customer satisfaction and revenue development.

Maintaining an industry-leading employee base and training platform is paramount to our culture and day-to-day operations. We are highly focused on employee engagement, development, wage dynamics (including access to health benefits and 401(k)), career progression opportunities and personal ownership and accountability across all levels of tenure and seniority. Moreover, we engage closely with branch managers to ensure competitive wages tailored for local markets, and ensure a consistency of communication, employment security and paycheck timing that is rare across the competitive landscape. We also maintain a best-in-class safety track record, with OSHA recordable incidents at approximately half of the industry average. Finally, our commitment to federal employment practices is evident in our self-imposed requirement that 100% of new employees be verified through the U.S. Department of Homeland Security’s E-Verify® system.

Most importantly, the breadth and diversity of our operations and training programs underpin a unique opportunity for our employees to build a career, develop expertise and take on additional responsibility at an accelerated pace. We believe our ability to provide employees with long-term career development and advancement opportunities, both within their existing job function and in new areas, gives us a competitive advantage over our peers in attracting and retaining top talent.

Our Operational Discipline Provides for Strong Cash Flow Generation

Our scaled operating platform and variable cost structure results in attractive operating margins and significant Free Cash Flow generation. We have successfully reduced our indirect and overhead costs through our focus on driving operational enhancements and efficiencies. For example, we have standardized a substantial amount of our procurement process, leveraged our scale to reduce materials and equipment costs, meaningfully reduced corporate expenses, consolidated our multiple corporate headquarters locations and introduced an electronic time capture and payroll system. Additionally, our business model is characterized by strong Adjusted EBITDA margins, low and improving working capital and limited capital expenditure requirements, which have allowed us to deliver consistent and strong Free Cash Flow generation. As a result, this has allowed us to retain a significant portion of our operational cash flows, resulting in cash conversion, defined as Adjusted EBITDA less net capital expenditures, adjusted for the acquisition of legacy ValleyCrest land and buildings, as a percentage of Adjusted EBITDA, of over 80% for the twelve months ended December 31, 2017. We intend to use a meaningful portion of our future Free Cash Flow to pursue our acquisition strategy, as well as to reduce our debt.

Demonstrated M&A Capabilities

We have developed significant capabilities and have a proven track record of identifying, acquiring and integrating strategic acquisitions. We will selectively continue to pursue our “strong-on-strong” acquisition strategy in which we focus on increasing our density and leadership positions in existing local markets, entering into attractive new geographic markets and expanding our portfolio of landscape enhancement services and improving technical capabilities in specialized services. We believe we are the acquirer of choice in the highly fragmented commercial landscaping industry because we offer the ability to leverage our significant size and scale, as well as providing stable and potentially expanding career opportunities for employees of acquired businesses. Since January 1, 2017, we have acquired eight businesses with more than $188.2 million of aggregate annualized revenue (of which $73.2 million of annualized revenue relates to transactions completed after March 31, 2018 and not yet reflected in our historical financial statements, including $68.4 million relating to the May 2018 acquisition of The Groundskeeper business), adding over 4,200 additional customer sites. The following table shows the expected characteristics of these acquisitions:

We maintain a dedicated M&A team that not only targets and executes strategic transactions, but also maintains an on-site presence at newly acquired businesses to ensure efficient integration into the broader BrightView platform. Our stringent and proven target identification framework delivers an actionable pipeline of acquisition opportunities at attractive valuation levels. Our typical target opportunity is an established landscape maintenance business with a strong commercial customer base. We do not target businesses that perform residential landscaping.

Proven Management Team

Our management team combines extensive business services experience with robust local landscaping leadership. Our management team also draws on significant prior expertise in managing distributed workforces and has a history of success empowering branch managers and fostering leadership teams at the local level. Our senior leadership team consists of a combination of long-term internal leaders and strategic hires from well-respected external platforms with an average of 14 years of executive leadership experience. Our leadership group benefits from substantial execution experience across a variety of former roles, including public company experience. Our senior leadership team is supported by a deep bench of operating senior vice presidents and vice presidents with an average tenure of 17 years with BrightView or acquired companies. The combination of our experienced executive leadership team and highly tenured local leaders delivers a depth of expertise and industry know-how that is extremely difficult to replicate, particularly at scale.

Our Strategy

Grow Wallet Share with Existing Customers

We have developed and implemented a set of standard operating practices to increase both the existing customer wallet size and share of wallet. This starts with our 700+ branch-level account managers who are specifically dedicated to customer retention and expansion. Our account managers have a mandate to proactively promote additional services that we can provide to our existing customers and to leverage our mobile technology to design and generate enhancement proposals with customers while on site. For example, our account managers have identified significant customer demand for specialized tree care services. In response, we have now dedicated additional resources to develop market awareness of our service capabilities in this area, including our certified arborists to care for our customers’ trees through all stages of the tree’s life from planting, pruning, cabling, relocation, and removal. We have also aligned branch-level compensation to be focused on growing our wallet share with existing customers. We are able to service national customers at a local level, providing our customers with a consistency of service, single-source vendor efficiency and cost savings.

Gain New Customers

We recently created an experienced 125-member business development team that is focused on winning new customers at a local level. Our approach is to leverage our existing branch footprint and qualified service partner network to gain new customers in the attractive markets where we already have a presence. We leverage our marketing capabilities, suite of offerings, standards of quality, customer focus, and sophisticated account management to win customers from smaller local providers. Through detailed assessments of local market conditions and demographics, we expect to focus on selected high-growth geographies which exhibit positive weather and economic characteristics. We plan to leverage this increased density within these high-growth markets to drive better crew efficiency and operating margins. Our decentralized branch structure allows us to efficiently gain market share while at the same time providing the support of centralized back office operations and a network of experienced operators, ensuring BrightView’s best-in-class standards are met at every site.

Continue Operational Enhancements

Following the ValleyCrest Acquisition, we pursued a number of strategic initiatives to better position our business to profitably grow on an accelerated basis. A key aspect of this strategy was to develop operational best practices, ensure consistent execution and drive increased profitability across our business. We created a Center of Excellence as a mechanism to institutionalize and implement these best practices across our branch network, including the following:

•	Leveraging the deployment of technology in calendar year 2017 to improve performance efficiency and cost savings, including implementing electronic time capture across 2,800+ crew members

•	Implementing centralized procurement to gain efficiencies through consolidated purchasing across our organization

•	Standardizing quality by ensuring consistent service across branches and customer sites which we believe will improve customer satisfaction and facilitate increased sales of higher-margin enhancements

•	Improving safety training, monitoring and performance through both centralized and regional safety managers

•	Optimizing asset and resource management by standardizing fleet and equipment programs which will lead to more efficient planning and resource allocation

We intend to continue to implement these operational enhancements across our branch network.

Execute Accretive Maintenance M&A Opportunities

Following the integration of the ValleyCrest Acquisition, we resumed and accelerated our “strong-on-strong” acquisition strategy, which has resulted in the completion of eight acquisitions since January 1, 2017. Given the highly fragmented nature of our industry, we believe there are numerous attractive acquisition opportunities that would enable us to further expand our business. Our national scale provides us with deep market knowledge and our strong track record of successfully integrating acquisitions further validates us as a leading consolidator in the industry. Our highly selective and disciplined approach to acquisitions is focused on the tenet of enhancing our services with existing customers and expanding our service reach to new customers, including:

•	Increasing density in existing regions

•	Developing a presence in attractive underpenetrated geographic markets

•	Acquiring new maintenance customers with potential to provide ancillary services

•	Expanding our portfolio of landscape enhancement business

•	Improving technical capabilities in specialized services

A recent example of the deployment of our disciplined M&A strategy is illustrated below, highlighting the January 2017 acquisition of Marina:

Organization

Our core operating strategy is to systematically deliver our services on a local level. Our organization is designed to allow our branch-level management teams to focus on identifying revenue opportunities and delivering high quality services to customers, with the support of a national organization to provide centralized core functions, such as human resources, procurement and other process-driven management functions.

Our maintenance services model is grounded in our branch network. For example, a representative maintenance services branch typically serves 40-150 customers across 200-300 sites, generating between $4 million and $12 million in annual revenues. Each branch is led by a branch manager, who focuses on performance drivers, such customer satisfaction, crew retention, safety and tactical procurement. Branch managers are supported by account managers, who focus on managing crew leaders, customer retention and sales of landscape enhancement services. In addition to our network of branch managers and account managers, our platform is differentiated by a highly experienced team of operational senior vice presidents and vice presidents, organized regionally, with an average tenure of 17 years. These team members are responsible for leading, teaching and developing branch managers as well as maintaining adherence to key operational strategies. Our senior operating personnel also foster a culture of engagement and emphasize promotion from within, which has played a key role in making BrightView the employer of choice within the broader landscape maintenance industry.

Our scale supports centralizing key functions, which enables our branch and account managers to focus their efforts on fostering deep relationships with customers, delivering excellent service and finding new revenue opportunities. As branches grow and we win new business, our branch model is easily scalable within an existing, well-developed market-based management structure with supporting corporate infrastructure.

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We supplement our branch network with our qualified service partner network, which is managed by our BrightView Enterprise Service team, or BES. Through our BES platform, we are able to provide landscape maintenance services in all 50 U.S. states and Puerto Rico. BES identifies qualified service providers in areas where we do not have branches, thereby extending our service area. Our qualified service partner screening process is designed to ensure that each of our service partners has the appropriate technical expertise, equipment and resources, including insurance coverage, to support the projects we assign to them.

Our Development Services organization is centered around 19 branch locations strategically located in large metropolitan areas with supportive demographics for growth and real estate development. Certain of the facilities used by our Development Services segment are shared or co-located with our Maintenance organization. Our Development Services branch network is supported by three design centers, as well as centralized support functions similar to our Maintenance Services organization.

Information Technology

We have invested in technology designed to accelerate business performance, enhancing our ability to support standard processes while retaining local and regional flexibility. We believe these investments position BrightView at the forefront of technology within the commercial landscaping industry, enabling us to drive operational efficiencies throughout the business. Our IT systems allow us to provide a high level of convenience and service to our customers, representing a competitive advantage that is difficult to replicate for less technologically sophisticated competitors. As an example, our proprietary platform, BrightView HOA Connect, allows HOA customers to submit service requests and landscape pictures directly to their account manager and field team, ensuring that specific service needs are accurately delivered in a timely and efficient manner.

Similarly, our mobile quality site assessment application, which is designed for account managers to capture and annotate customer feedback, provides us with the ability to “walk the site” with our customers, confirm our understanding of their needs and highlight future enhancement opportunities.

We have also made significant investments in our internal IT infrastructure, such as migrating to a consolidated enterprise resource planning system and enabling shared services for accounts payable, accounts receivable and payroll. Additionally, we have implemented an electronic time capture system, or ETC, for our crew leaders in the field. ETC not only provides accurate information for compliance and payroll purposes but also enables our leadership with granular, analytically-driven insights into job costing and crew productivity.

Sales and Marketing

Our sales and marketing efforts are focused on both developing new customers and increasing penetration at existing customers. We primarily sell our services to businesses, commercial property managers, general contractors and landscape architects through our professionally trained core sales force. We have a field-based sales approach driven by our recently created 125-member business development team that is focused on winning new customers at a local level. We also have a separate 25-member sales team that is focused on targeting and capturing high-value, high-margin opportunities, including national accounts. Within our Maintenance Services segment, every customer relationship is maintained by one of our 700+ branch-level account managers, who are responsible for ensuring customer satisfaction, tracking service levels, promoting enhancement services and driving contract renewals. We believe our decentralized approach to customer acquisition and management facilitates a high-level of customer service as local managers are empowered and incentivized to better serve customers and grow their respective businesses.

Our marketing department is also integral to our strategy and helps drive business growth, retention and brand awareness through marketing and communications efforts, including promotional materials, marketing programs, and advertising; digital marketing, including search engine optimization and website development; and trade shows and company-wide public relations activities. Our field marketing teams focus at the branch level to make our corporate marketing strategies more localized. Given the local nature of our operations, we believe that a sizeable amount of our new sales are also driven by customer referrals which stem from our strong reputation, depth of customer relationships and quality of work.

Fleet

We have successfully rebranded our fleet of approximately 9,500 trucks and trailers following the ValleyCrest Acquisition, ensuring that our vehicles foster the strong brand equity associated with BrightView. We manage our fleet with a dedicated centralized team, as well as regional equipment managers, who together focus on compliance, maintenance, asset utilization and procurement. We believe we have the largest fleet of vehicles in the commercial landscape maintenance industry.

Sourcing and Suppliers

Our size and broad national network make us an attractive partner for many industry-leading manufacturers and suppliers, which has allowed us to maintain strong, long-term relationships with our supply base.

We source our equipment, supplies and other related materials and products from a range of suppliers, including landscaping equipment companies, suppliers of fertilizer, seed, chemicals and other agricultural products, irrigation equipment manufacturers, and a variety of suppliers who specialize in nursery goods, outdoor lighting, hardscapes and other landscaping products.

We generally procure our products through purchase orders rather than under long-term contracts with firm commitments. We work to develop strong relationships with a select group of suppliers that we target based on a number of factors, including brand and market recognition, price, quality, product support and service, service levels, delivery terms and their strategic positioning.

Our Properties

Our corporate headquarters is a leased facility located at 401 Plymouth Road, Suite 500, Plymouth Meeting, Pennsylvania 19462.

We and our operating companies own and lease a variety of facilities primarily located in the United States, for branch and service center operations and for office, call center and storage space. Our branches are strategically located to optimize route efficiency, market coverage and branch overhead. The following chart identifies the number of owned and leased facilities, other than our headquarters listed above, used by each of our operating segments as of March 31, 2018. We believe that these facilities, when considered with our headquarters, are in good operating condition and suitable and adequate to support the current needs of our business.

	Owned Facilities	Leased Facilities
Segment(1)
Maintenance Services	28	199
Development Services	5	18
Total	33	217

(1)	10 facilities are shared between our segments and each is counted once, in the Maintenance Services segment, to avoid double counting.

Our Employees

As of March 31, 2018, we had a total of approximately 19,000 employees, including seasonal workers, consisting of approximately 18,500 full-time and approximately 500 part-time employees in our two business segments. The number of part-time employees varies significantly from time to time during the year due to seasonal and other operating requirements. We generally experience our highest level of employment during the spring and summer seasons, which correspond with our third and fourth fiscal quarters following the change of our fiscal year end date to September 30, effective September 30, 2017. The approximate number of employees by segment, as of March 31, 2018, is as follows: Maintenance Services: 16,475; Development Services: 2,250. In addition, our corporate staff is approximately 275 employees.

Approximately 5% of our employees are covered by collective bargaining agreements. We have not experienced any material interruptions of operations due to disputes with our employees and consider our relations with our employees to be satisfactory.

Historically, we have used, and expect to continue to use in the future, a U.S. government program that provides H-2B temporary, non-immigrant visas to foreign workers to help satisfy a portion of our need for seasonal labor in certain markets. In 2017, we employed approximately 1,626 seasonal workers through the H-2B visa program.

Competition

Although the United States landscaping, snow removal and landscape design and development industries have experienced some consolidation, there is significant competition in all the areas that we serve, and such competition varies across geographies. In our Maintenance Services segment, many competitors are smaller local and regional firms; however, we also face competition from other large national firms such as LandCare, Five Seasons Landscape Management and Yellowstone Landscape. In our Development Services segment, competitors are generally smaller local and regional firms. We believe that the primary competitive factors that affect our operations are quality, service, experience, breadth of service offerings and price. We believe that our ability to compete effectively is enhanced by the breadth of our services as well as our nationwide reach.

Seasonality

Our services, particularly in our Maintenance Services segment, have seasonal variability such as increased mulching, flower planting and intensive mowing in the spring, leaf removal and cleanup work in the fall, snow removal services in the winter and potentially minimal mowing during drier summer months. This can drive fluctuations in revenue, costs and cash flows for interim periods.

We have a significant presence in our evergreen markets, which require landscape maintenance services year round. In our seasonal markets, which do not have a year-round growing season, the demand for our landscape maintenance services decreases during the winter months. Typically, our revenues and net income have been higher in the spring and summer seasons, which correspond with our third and fourth fiscal quarters following the change of our fiscal year end date to September 30, effective September 30, 2017. The lower level of activity in seasonal markets during our first and second fiscal quarters is partially offset by revenue from our snow removal services. Such seasonality causes our results of operations to vary from quarter to quarter.

Weather Conditions

Weather may impact the timing of performance of landscape maintenance and enhancement services and progress on development projects from quarter to quarter. For example snow events in the winter, hurricane related cleanup in the summer and fall, and the effects of abnormally high rainfall or drought in a given market. These less predictable weather patterns can impact both our revenues and our costs, especially from quarter to quarter, but also from year to year in some cases. Extreme weather events such as hurricanes and tropical storms can result in a positive impact to our business in the form of increased enhancement services revenues related to cleanup and other services. However, such weather events may also negatively impact our ability to deliver our contracted services or impact the timing of performance.

In our seasonal markets, the performance of our snow removal services is correlated with the amount of snowfall and number of snowfall events in a given season. We benchmark our performance against ten- and thirty-year averages.

Intellectual Property

We, primarily through our subsidiaries, hold or have rights to use various service marks, trademarks and trade names we use in the operation of our businesses, such as BrightView, Brickman and ValleyCrest, that we deem particularly important to each of our businesses. As of March 31, 2018, we had marks that were protected by registration (either by direct registration or by treaty) in the United States and Puerto Rico.

Legal Proceedings

From time to time, we may be party to litigation that arises in the ordinary course of our business. Management believes that we do not have any pending litigation that, separately or in the aggregate, would have a material adverse effect on our results of operations, financial condition or cash flows.

Regulatory Overview

We are subject to various federal, state and local laws and regulations, compliance with which increases our operating costs, limits or restricts the services provided by our operating segments or the methods by which our operating segments offer, sell and fulfill those services or conduct their respective businesses, or subjects us to the possibility of regulatory actions or proceedings. Noncompliance with these laws and regulations can subject us to fines or various forms of civil or criminal prosecution, any of which could have a material adverse effect on our reputation, business, financial position, results of operations and cash flows.

These federal, state and local laws and regulations include laws relating to wage and hour, immigration, permitting and licensing, workers’ safety, tax, healthcare reforms, collective bargaining and other labor matters, environmental, federal motor carrier safety, employee benefits and privacy and customer data security. We must also meet certain requirements of federal and state transportation agencies, including requirements of the U.S. Department of Transportation and Federal Motor Carrier Safety Administration, with respect to certain types of vehicles in our fleets. We are also regulated by federal, state and local laws, ordinances and regulations which are enforced by Departments of Agriculture, environmental regulatory agencies and similar government entities.

Employee and Immigration Matters

We are subject to various federal, state and local laws and regulations governing our relationship with and other matters pertaining to our employees, including regulations relating to wage and hour, health insurance, working conditions, safety, citizenship or work authorization and related requirements, insurance and workers’ compensation, anti-discrimination, collective bargaining and other labor matters.

We are also subject to the regulations of ICE, and we are audited from time to time by ICE for compliance with work authorization requirements. In addition, some states in which we operate have adopted immigration employment protection laws. Even if we operate in strict compliance with ICE and state requirements, some of our employees may not meet federal work eligibility or residency requirements, despite our efforts and without our knowledge, which could lead to a disruption in our work force.

Environmental Matters

Our businesses are subject to various federal, state and local laws and regulations regarding environmental, health and safety matters, including the Comprehensive Environmental Response, Compensation and Liability Act, the Federal Insecticide, Fungicide and Rodenticide Act, the Resource Conservation and Recovery Act, the Clean Air Act, the Emergency Planning and Community Right-to-Know Act, the Oil Pollution Act and the Clean Water Act, each as amended. Among other things, these laws and regulations regulate the emission or discharge of materials into the environment, govern the use, storage, treatment, disposal, handling and management of hazardous substances and wastes and the registration, use, notification and labeling of pesticides, herbicides and fertilizers, and protect the health and safety of our employees. These laws also impose liability for the costs of investigating and remediating, and damages resulting from, present and past releases of hazardous substances, including releases by us or prior owners or operators, at sites we currently own, lease or operate, customer sites or third-party sites to which we sent wastes. During fiscal year 2017, there were no material capital expenditures for environmental control facilities.

MANAGEMENT

Executive Officers and Directors

Below is a list of our executive officers and directors and their respective ages and a brief account of the business experience of each of them.

Name	Age	Position
Andrew V. Masterman	50	Chief Executive Officer and Director
John A. Feenan	57	Executive Vice President, Chief Financial Officer
Jeffery R. Herold	58	President, Landscape Maintenance
Thomas C. Donnelly	64	President, Landscape Development
Daniel J. Dohar	54	Executive Vice President, Chief Human Resources Officer
Jonathan M. Gottsegen	51	Executive Vice President, Chief Legal Officer and Corporate Secretary
James R. Abrahamson	62	Director
David R. Caro	46	Director
Paul E. Raether	71	Director
Richard W. Roedel	68	Director
Joshua T. Weisenbeck	36	Director

Executive Officers

Andrew V. Masterman has served as Chief Executive Officer of the Company since December 2016 and has been a member of the board of BrightView or its direct parent since December 2016. Prior to joining BrightView, Mr. Masterman served as Executive Vice President at Precision Castparts Corporation, a Berkshire Hathaway company that specializes in manufacturing structural investment castings, forged components, and airfoil castings for aircraft engines and industrial gas turbines, from April 2012 to November 2016. At Precision Castparts Corporation, Mr. Masterman also served as President of the Wyman Gordon and Structural Casting divisions. Prior to Precision Castparts Corporation, he was President and Chief Executive Officer of North America for ESAB Group, Inc., a leader in welding and cutting equipment and consumables, from August 2009 to April 2012. Mr. Masterman earned a Bachelor of Arts degree with distinction in Political Science from Colorado College and advanced degrees in Engineering, Japanese and Business Administration from the University of Michigan.

John A. Feenan has served as Executive Vice President, Chief Financial Officer since January 2016. Mr. Feenan is responsible for developing BrightView’s financial and operational strategy, business performance metrics, control systems and corporate financial reporting. Prior to joining BrightView, Mr. Feenan served as CFO of Trinseo, a leading global materials company, from February 2011 to December 2015. Mr. Feenan, who began his career at IBM Corporation, has also served as CFO for other publicly traded and private equity backed organizations including JMC Steel Company and HB Fuller. Mr. Feenan earned his Bachelor’s degree in business and economics from St. Anselm College and his M.B.A. from the University of North Carolina, Chapel Hill. He obtained a certification in management accounting in 1992 and is a certified green belt, lean six sigma.

Jeffery R. Herold has served as President, Landscape Maintenance since September 2016. Mr. Herold is responsible for overseeing BrightView’s Maintenance Services segment including our landscape and maintenance teams and leads the Company’s Golf and Tree Care businesses and its Environmental Health and Safety group. He previously served as our Chief Operating Officer from January 2002 to September 2016. Mr. Herold has more than 35 years’ experience in the commercial landscape industry. Mr. Herold graduated from the State University of New York at Alfred with an Associate degree in Applied Science, Ornamental Horticulture—Landscape Development.

Thomas C. Donnelly has served as President, Landscape Development since June 2014. Mr. Donnelly is responsible for overseeing BrightView’s Development Services segment including our Landscape Architecture,

Landscape Development, and Tree Growing and Tree Specimen Moving businesses and is responsible for nurturing a vast array of customer relationships. Prior to joining BrightView, Mr. Donnelly served as President of ValleyCrest Landscape Development at ValleyCrest Holding from July 2001 to June 2014 and over his 37 year career at the Company has held positions of increasing responsibility in branch operations and central support. Mr. Donnelly is active with the American Society of Landscape Architects (ASLA), the Construction Industry Roundtable (CIRT), the Urban Land Institute (ULI), the Landscape Architecture Foundation (LAF) where he serves as Board Member Emeritus, and is a Member of the Advisory Board at the national level of the ACE Mentor Program. Mr. Donnelly received a Bachelor of Science degree in Landscape Architecture from Rutgers University.

Daniel J. Dohar has served as Executive Vice President, Chief Human Resources Officer since July 2017. Mr. Dohar is responsible for leading all Human Resources functions, including compensation and benefits, organizational development, recruitment, onboarding, and performance management. Prior to joining BrightView, Mr. Dohar had an eleven-year career at Precision Castparts Corporation, where he most recently served as Senior Vice President – Human Resources for Precision Castparts Corporation’s Forged Products Segment, from February 2014 to July 2017. Prior to that position he held a similar position for Precision Castparts Corporation’s Airframe Products Segment from February 2012 to February 2014. At Precision Castparts Corporation he provided Human Resources support and organizational development for over 50 facilities and more than 7,000 team members. Mr. Dohar also has held Senior HR leadership positions with TriMas Corporation, Newell Companies, and Lithonia Lighting. Mr. Dohar earned a Bachelor of Science degree in both Mechanical Engineering and Operational Management from Kettering University, formerly known as General Motors Institute.

Jonathan M. Gottsegen has served as Executive Vice President, Chief Legal Officer and Corporate Secretary since January 2016. Mr. Gottsegen is responsible for overseeing BrightView’s legal and compliance programs, Board of Directors and related Board and committee governance, finance and mergers and acquisitions, treasury and corporate transactional matters, litigation and regulatory, commercial contracts and disputes, employment compliance and litigation, and intellectual property. Prior to joining BrightView, Mr. Gottsegen served as Senior Vice President, General Counsel and Corporate Secretary for United Rentals, the world’s largest equipment rental provider, from February 2009 to January 2016. His prior public company experience includes directing the Corporate and Securities Practice Group at The Home Depot and serving as securities counsel for Time Warner. Previously in his career, he served as an associate with Kaye Scholer Fierman Hays & Handler and as a senior staff attorney with the U.S. Securities and Exchange Commission, Division of Corporation Finance. Mr. Gottsegen earned his Juris Doctorate at Tulane University’s School of Law and his Bachelors of Arts at Emory University.

Directors

James R. Abrahamson has been a member of the board of BrightView or its parent since August 2015. Mr. Abrahamson is Chairman of Interstate Hotels & Resorts, a leading U.S.-based global hotel management company comprising over 400 hotels. He previously served as Interstate’s Chief Executive Officer from December 2011 to March 2017; he was named to the additional position of Chairman in October 2016. Mr. Abrahamson also serves as Chairman of the board of directors at VICI Properties Inc. and as an independent director at La Quinta Holdings, Inc. Prior to joining Interstate in 2011, Mr. Abrahamson also held senior leadership positions with InterContinental Hotels Group, Hyatt Corporation, Marcus Corporation and Hilton Worldwide. At Intercontinental, where he served from 2009 to 2011, he served as President of the Americas division and, from 2010 to 2011, as executive director. At Hyatt, which he joined in 2004, he was Head of Development for the Americas division. At Marcus, where he served from 2000 to 2004, Mr. Abrahamson was President of the Baymont Inn and Suites and Woodfield Suites hotels division consisting of approximately 200 properties, both owned and franchised. At Hilton, where he served from 1988 to 2000, Mr. Abrahamson oversaw the Americas region franchise division for all Hilton brands and launched the Hilton Garden Inn brand. Mr. Abrahamson currently serves as president of the Marriott International National Association owners’

organization and has served as national board chair of the American Hotel and Lodging Association in 2015 and 2016 and as national board chair of the U.S. Travel Association in 2013 and 2014. He holds a degree in Business Administration from the University of Minnesota.

David R. Caro has been a member of the board of BrightView or its parent since June 2014. Mr. Caro is a Managing Director of the private capital team at MSD Partners, L.P., which acquired the private capital team from MSD Capital in January 2017. Mr. Caro joined MSD Capital in 2000. Mr. Caro has been actively involved in MSD Capital’s investments in Ultimate Fighting Championship, TimberStar Southwest, Tygris Commercial Finance and U.S. Electrical Services, Inc., among others. In addition, Mr. Caro currently serves on the board of directors of two private companies, Kobalt Music Group and Waypoint Leasing Holdings. Prior to joining MSD Capital, Mr. Caro was an attorney in the Creditor’s Rights group at Wachtell, Lipton, Rosen & Katz. Mr. Caro received his Bachelor of Arts in International Relations from Stanford University and received a Juris Doctorate, magna cum laude, Order of the Coif, from New York University School of Law.

Paul E. Raether has been a member of the board of BrightView or its parent since May 2015. Mr. Raether is a Senior Advisory Partner at KKR. He joined KKR in 1980 and serves on KKR’s three regional Portfolio Management Committees. Mr. Raether also serves on the board of directors of Apple Leisure Group and Toys “R” Us, Inc. Mr. Raether served as a director of WMIH Corp. from May 2015 until May 2017. He has played a significant role in numerous portfolio companies including Beatrice Companies, Cole National Corporation, Duracell, Fleet/Bank of New England, IDEX Corporation, KSL Recreation, Masonite International, PT Components, Randall’s Food Markets, RJR Nabisco, Seaman Furniture, Shoppers Drug Mart, Stop & Shop Companies, Storer Communications, Inc., Walter Industries and Wometco Enterprises. Prior to joining KKR, Mr. Raether served as an officer in the United States Navy and started his professional career in the Corporate Finance Department of Reynolds Securities. Previously, he was a Vice President in the Corporate Finance Department of Blyth Eastman Dillon & Company. He obtained a Bachelor of Arts from Trinity College and an M.B.A. from the Tuck School of Business at Dartmouth College. Mr. Raether serves as a director or trustee for several educational and non-profit institutions. He recently retired from the Board of Trinity College in Hartford, CT, after 25 years of service including the last 12 years as Chairman. He also serves as a Trustee of the Board of Overseers of the Tuck School of Business at Dartmouth College and the U.S. Ski and Snowboard Foundation. Mr. Raether is the President of the Institute for Sports Medicine Research in New York.

Richard W. Roedel has been a member of the board of BrightView or its parent since January 2015. Mr. Roedel also serves as a director of publicly held companies IHS Markit Inc., Six Flags Entertainment Corporation, LSB Industries, Inc., where he is the lead independent director, and Luna Innovations Incorporated, where he is the Non-Executive Chairman. Mr. Roedel serves as Chairman of the audit committee of LSB and a member of the audit committee of Six Flags and IHS Markit. Mr. Roedel serves on the compensation committee of LSB and Luna and is Chairman of the risk committee of IHS Markit. Mr. Roedel is also a member of the board of Beaulieu Group, LLC, a private company. Mr. Roedel served as a director of Broadview Network Holdings, Inc., a private company with publicly traded debt until 2012. Mr. Roedel was a director of Lorillard, Inc. from 2008 to 2015, when it was acquired by Reynolds American Inc. Mr. Roedel was a director of Sealy Corporation from 2006 to 2013, when Sealy was acquired by Tempur-Pedic International Inc. Mr. Roedel was a director of BrightPoint, Inc. from 2002 until 2012, when BrightPoint was acquired by Ingram Micro. Mr. Roedel was a director of Dade Behring, Inc. from 2002 until 2007, when it was acquired by Siemens AG. Mr. Roedel served in various capacities at Take-Two Interactive Software, Inc. from 2002 until 2005, including chairman and chief executive officer. Mr. Roedel is a member of the National Association of Corporate Directors (NACD) Risk Oversight Advisory Council. Mr. Roedel served a three year term, ending in 2017, on the Standing Advisory Group of the Public Company Accounting Oversight Board (PCAOB). From 1971 through 2000, he was employed by BDO Seidman LLP, becoming an audit partner in 1980, later being promoted in 1990 to managing partner in Chicago and then managing partner in New York in 1994, and finally, in 1999, to chairman and chief executive officer. Mr. Roedel holds a Bachelor of Science degree in accounting from The Ohio State University and is a Certified Public Accountant.

Joshua T. Weisenbeck has been a member of the board of BrightView or its parent since May 2015. Mr. Weisenbeck is a Member at KKR. He joined KKR in 2008 and is a member of the Industrials Private Equity team. He has been actively involved with the investments in Gardner Denver, Capsugel and Capital Safety. In addition, he serves on the board of directors of Gardner Denver and was formerly a director of Capsugel and Capital Safety. Prior to joining KKR, Mr. Weisenbeck was with Onex Corporation from 2006 to 2008, focusing on Industrials private equity transactions, including Onex’s investment in Allison Transmission. Prior to Onex, he worked for Lazard Freres & Co. in its Power & Energy group from 2004 to 2006, where he was involved in a number of merger and acquisition transactions. He holds a Bachelor of Arts with honors, magna cum laude, from Williams College.

There are no family relationships among our directors and executive officers.

Composition of the Board of Directors

Our business and affairs are managed under the direction of our Board of Directors. Upon consummation of this offering, our Board of Directors will consist of Messrs. Masterman, Abrahamson, Caro, Raether, Roedel and Weisenbeck. At each annual meeting of stockholders, the successors to directors will be elected to serve from the time of election and qualification until the following annual meeting. Our amended and restated certificate of incorporation that will go into effect immediately prior to the consummation of this offering will provide that the authorized number of directors may be changed only by resolution of our Board of Directors. In addition, pursuant to the stockholders agreement we expect to enter into in connection with this offering, each of the Sponsors will have the right to designate nominees to our Board of Directors subject to the maintenance of certain ownership requirements in us. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Background and Experience of Directors

When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our Board of Directors to satisfy its oversight responsibilities effectively in light of our business and structure, the Board of Directors focused primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.

In particular, the members of our Board of Directors considered the following important characteristics: (i) Andrew V. Masterman has an extensive background across varied industrial businesses, with significant experience managing large organizations, (ii) Joshua T. Weisenbeck and Paul E. Raether have significant financial, investment and operational experience from their involvement with numerous portfolio companies of KKR & Co. and its affiliated funds and have played active roles in overseeing those businesses, (iii) David R. Caro has significant experience and expertise in private equity investments through his involvement in the investments of MSD Capital and MSD Partners, (iv) James R. Abrahamson has significant executive management experience and has many years of experience as a director of publicly held companies and (v) Richard W. Roedel has many years of experience as a director of publicly held companies, has significant public accounting experience and has significant knowledge of financial reporting, internal controls and procedures and risk management.

Leadership Structure of our Board of Directors

Our amended and restated bylaws will provide our Board of Directors with flexibility to combine or separate the positions of Chairman of the Board and Chief Executive Officer in accordance with its determination that utilizing one or the other structure would be in the best interests of our company. Upon completion of this offering, Mr. Raether will serve as Chairman of the Board. Andrew Masterman, our Chief Executive Officer, also serves as a director.

Our Board of Directors has concluded that our current leadership structure is appropriate at this time. However, our Board of Directors will continue to periodically review our leadership structure and may make such changes in the future as it deems appropriate.

Role of Board of Directors in Risk Oversight

Our Chief Executive Officer, other executive officers and other members of our management team regularly report to the non-executive directors and the audit committee to discuss any financial, legal, cybersecurity or regulatory risks, to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls. Internal audit reports functionally and administratively to our Chief Financial Officer and directly to the audit committee. We believe that the leadership structure of our Board of Directors provides appropriate risk oversight of our activities given the controlling interests held by the Sponsors.

Controlled Company Exception

Our Board of Directors affirmatively determined that each of Messrs. Abrahamson and Roedel qualifies as an “independent” director in accordance with the listing requirements of the NYSE. After the completion of this offering, the Sponsors will continue to beneficially own shares representing more than 50% of the voting power of our shares eligible to vote in the election of directors. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. Under such corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements that (1) a majority of our Board of Directors consist of independent directors,” as defined under the rules of the NYSE, (2) our Board of Directors has a compensation committee that is composed entirely of independent directors and (3) our director nominations be made, or recommended to the full Board of Directors, by our independent directors or by a nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Following this offering, we intend to utilize certain of these exemptions. As a result, following this offering, we will not have a majority of independent directors on our Board of Directors, will not have a compensation committee that is composed entirely of independent directors and will not have a nominating/corporate governance committee. Accordingly, our stockholders will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE. In the event that we cease to be a “controlled company” and our shares continue to be listed on the NYSE, we will be required to comply with these provisions within the applicable transition periods.

Committees of our Board of Directors

Upon the listing of our shares on the NYSE, our Board of Directors will have an audit committee and a compensation committee, each of which will operate under a charter that has been approved by our Board of Directors. Upon the listing of our shares on the NYSE, copies of each committee’s charter will be posted on our website, www.brightview.com. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

Audit Committee

Upon the completion of this offering, we expect to have an audit committee, consisting of Mr. Roedel (as chairman), Mr. Abrahamson and Mr. Weisenbeck. Messrs. Abrahamson and Roedel each qualify as an independent director under the corporate governance standards of the NYSE and the independence requirements of Rule 10A-3 of the Exchange Act. To the extent our audit committee is not then already entirely composed of independent directors, our Board of Directors will appoint one or more additional independent directors to the audit committee within one year of the effective date of the registration statement of which this prospectus forms a part. The non-independent members of the audit committee will resign from the audit committee as the additional independent directors are added, so that, within one year of the effective date of the registration statement of which this prospectus forms a part, all of our audit committee members will be independent as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and under the corporate governance standards of the NYSE. Our Board of Directors has determined that each of Mr. Roedel and Mr. Abrahamson qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K.

The purpose of the audit committee will be to prepare the audit committee report required by the SEC to be included in our proxy statement and to assist our Board of Directors in overseeing and monitoring (1) the quality and integrity of our financial statements, (2) our independent registered public accounting firm’s qualifications and independence and (3) the performance of our independent registered public accounting firm.

Compensation Committee

Upon the completion of the offering, we expect to have a compensation committee consisting of Mr. Raether (as chairman) and Mr. Weisenbeck. The purpose of the compensation committee is to assist our Board of Directors in discharging its responsibilities relating to (1) setting our compensation program and compensation of our executive officers and directors, (2) monitoring our incentive and equity-based compensation plans and (3) preparing the compensation committee report required to be included in our proxy statement or annual report under the rules and regulations of the SEC.

Code of Conduct

We have adopted a written code of conduct that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. This code will be a “code of ethics,” as defined in Item 406(b) of Regulation S-K under the Securities Act. The code is available on our website, www.brightview.com and we will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code on our website. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

Compensation Discussion and Analysis

The information in this section reflects the 2.33839-for-one reverse stock split of our common stock, which occurred on June 8, 2018.

Introduction

Our executive compensation philosophy is designed to attract and retain individuals with the qualifications to manage and lead the Company as well as to motivate them to develop professionally and contribute to the achievement of our financial goals and ultimately create and grow our equity value.

This section contains a discussion of the material elements of compensation awarded to, earned by or paid to our named executive officers, or NEOs, which include our Chief Executive Officer, or CEO, our Chief Financial Officer and each of our three other most highly compensated executive officers who served in such capacities for the nine months ended September 30, 2017 (which represents the Company’s new fiscal year end). Our NEOs for fiscal year 2017 were:

•	Andrew Masterman, our President and Chief Executive Officer;

•	John Feenan, our Chief Financial Officer;

•	Jonathan Gottsegen, our Executive Vice President, Chief Legal Officer and Corporate Secretary;

•	Jeffrey Herold, our President, Landscape Maintenance; and

•	Thomas Donnelly, our President, Landscape Development.

Executive Compensation Objectives and Philosophy

The Company’s executive compensation philosophy and corresponding pay practices are designed to attract and retain individuals with the qualifications to manage and lead the Company effectively. The overarching goal of our programs is to motivate our leaders to contribute to the achievement of our financial goals and to focus on long-term value creation for our stockholders. Our compensation philosophy aligns our executives’ pay with our growth objectives through equity compensation and annual incentive compensation, the value of which is driven by our performance over the long and short term, respectively.

To achieve our objectives, we deliver executive compensation through a combination of the following components:

•	Base salary—Provides a fixed level of compensation to our NEOs and recognizes the NEO’s leadership role;

•	Annual cash bonus opportunity—Ties pay to Company performance for the fiscal year;

•	Long-term equity compensation—Aligns compensation with the creation of equity value and achievement of business goals;

•	Benefits and perquisites—Broad-based employee benefits are intended to attract and retain employees while providing them with retirement and health and welfare security and limited perquisites, including life insurance and reimbursement for relocation and travel expenses; and

•	Severance and other benefits payable upon qualifying terminations of employment or a change of control—Encourages the continued attention and dedication of our NEOs and provides reasonable individual security to enable our NEOs to focus on our best interests, particularly when considering strategic alternatives.

As we transition from being privately held to publicly traded, we intend to critically evaluate our executive compensation program as frequently as circumstances require, to ensure that we maintain a competitive requirement for talent and that our incentive programs are achieving their desired results. Consistent with prior practice, we do not intend to adhere to rigid formulas or react to short-term changes in business performance in determining the amount and mix of compensation elements.

Compensation Determination Process

Prior to this offering, the Compensation Committee of BrightView GP I, LLC, or BrightView GP, the general partner of Parent L.P., historically made all executive compensation decisions, including determinations as to the compensation of our NEOs. From the date of this offering, our Compensation Committee will be responsible for determining the compensation of our CEO and reviewing and approving compensation of other executive officers. We expect that our CEO will work closely with the Compensation Committee in managing our executive compensation program and will attend meetings of the Compensation Committee. Because of his daily involvement with the executive team, we expect that our CEO will make recommendations to the Compensation Committee regarding compensation for the executive officers other than himself. Our CEO will not participate in discussions with the Compensation Committee regarding his own compensation. The Compensation Committee did not benchmark any of its compensation determinations against a peer group prior to this offering. In connection with this offering, the Compensation Committee has engaged Pearl Meyer & Partners, LLC, an independent compensation consulting firm, to provide guidance on compensation in connection with this offering and to assist it in evaluating the elements and levels of our executive compensation, for our executive officers going forward.

Except where the context otherwise requires, the term “Compensation Committee” as used in this “Compensation Discussion and Analysis” section refers to the Compensation Committee of BrightView GP before this offering and to our Compensation Committee after this offering.

Employment Agreements

We have entered into employment agreements with each of our NEOs and certain other members of senior management to help ensure the retention of those executives critical to the future success of the Company. We expect that each of our NEOs will execute a new employment agreement with BrightView Landscapes in connection with the consummation of this offering. Each of these new agreements sets forth standard terms summarizing annual base salary, bonus and benefits, which, in each case, are the same terms as were in effect during fiscal year 2017. For additional information regarding our employment agreements, see “—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards—Employment Agreements.”

Executive Compensation Program Elements

Base Salaries

Base salary compensates our executives for performing the requirements of their positions and provides them with a level of cash income predictability and stability with respect to a portion of their total compensation. The Compensation Committee believes that base salaries for executives should reflect competitive levels of pay and factors unique to each executive such as experience and breadth of responsibilities, performance, individual skill set, time in the role, pay relative to peers within the Company, and base pay in previous roles outside of the Company. Initial base salaries for our NEOs are agreed with the NEO at the time of hiring. Base salaries may be adjusted at times to deal with competitive pressures or changes in job responsibilities.

The following table reflects the annual base salaries of our NEOs as of September 30, 2017 (which base salaries remain the same on the date of this offering).

Named Executive Officer	Base Salary as of September 30, 2017
Andrew Masterman	$850,000
John Feenan	$650,000
Jonathan Gottsegen	$540,000
Jeff Herold	$485,000
Tom Donnelly	$465,000

The amount of base salary actually earned by each NEO for the nine months in our fiscal year ended September 30, 2017 was: Mr. Masterman ($635,753), Mr. Feenan ($486,164), Mr. Gottsegen ($403,890), Mr. Herold ($344,671) and Mr. Donnelly ($347,795). Mr. Herold’s base salary was increased from $430,000 to $485,000 effective May 1, 2017, in connection with his promotion to the position of President, Landscape Maintenance and associated increased responsibility. None of our other NEOs received a base salary increase during fiscal year 2017.

Cash Bonus Opportunities

Calendar Year 2017 Annual Cash Bonus Plan

In order to motivate our NEOs to achieve short-term performance goals and tie a portion of their cash compensation to actual performance, each NEO is eligible for an annual cash bonus award under our annual bonus plan based on the achievement of our strategic growth objectives.

A target annual bonus, expressed as a percentage of an NEO’s base salary in effect at the end of the applicable performance period (which, for the 2017 annual bonus plan, was calendar year 2017), is established within the NEOs’ employment agreements and may be adjusted from time to time by the Compensation Committee in connection with an NEO’s promotion or performance. The target annual bonus under the 2017 annual bonus plan for each of our NEOs was as follows:

Named Executive Officer	Target Bonus (Expressed as a Percentage of Base Salary)
Andrew Masterman	100%
John Feenan	75%
Jonathan Gottsegen	60%
Jeff Herold	75%
Tom Donnelly	75%

Mr. Feenan and Mr. Herold’s target bonuses were increased from 60% to 75% of base salary during the fiscal year. With respect to Mr. Feenan, the increase was to align his target bonus with that of certain other executive officers of the Company and with respect to Mr. Herold, the increase was to reflect his increased responsibilities. The new target bonuses applied retroactively as of the beginning of the fiscal year.

For our NEOs, 100% of the annual bonus payout is tied to our financial performance relative to the budget for calendar year 2017 as measured by our EBITDA, defined for purposes of our 2017 annual cash bonus plan as net income before interest expense, interest income, income and franchise taxes, and depreciation and amortization, further adjusted to exclude acquisitions completed during calendar year 2017 (other than our acquisition of Marina Landscape on January 1, 2017) and certain other items that we do not consider part of our core operating results and Free Cash Flow, defined for purposes of our 2017 annual cash bonus plan as our EBITDA minus cash taxes, changes in net working capital (accounts receivable, accounts payable and inventory), cash interest expense and capital expenditures. We use EBITDA and Free Cash Flow as measures of financial performance because we believe that they provide reliable indicators of our strategic growth and the strength of our cash flow and overall financial results.

The 2017 annual bonus plan was established prior to the date on which the last day of fiscal year 2017 was changed from December 31, 2017 to September 30, 2017. The Compensation Committee determined that, despite the change in the end date for fiscal year 2017, the 2017 annual bonus plan would continue to measure performance for the whole of calendar year 2017. Accordingly, the actual amounts paid to our NEOs under the 2017 annual bonus plan were calculated by multiplying each such NEO’s target annual bonus for calendar year 2017 by a weighted achievement factor determined by the sum of (1) the applicable EBITDA achievement factor (70% multiplied by the applicable EBITDA payout percentage) and (2) the applicable Free Cash Flow achievement factor (30% multiplied by the applicable Free Cash Flow payout percentage).

The applicable EBITDA and Free Cash Flow achievement factors were determined by calculating the Company’s actual achievement against the applicable EBITDA performance target or Free Cash Flow performance target based on the pre-established scales set forth below:

EBITDA Performance Target

	Level of Achievement Against Budget (In Dollars)	Level of Achievement Against Budget (as a Percentage of Budget)	Payout Percentage
Threshold	$272 million	90%	50%
Target	$302 million	100%	100%
Maximum	$347 million	115%	300%

With respect to the EBITDA target, (i) for each additional 1% of performance achieved between the specified threshold and target levels, there is an incremental 5% increase in the payout percentage, (ii) for each additional 1% of performance achieved between the specified target level of performance and 110% of the target level of performance, there is an incremental 10% increase in the payout percentage, and (iii) for each additional 1% of performance achieved between 111% and the maximum level of performance, there is an incremental 20% increase in the payout percentage.

Free Cash Flow Performance Target

	Level of Achievement Against Budget (In Dollars)	Payout Percentage
Threshold	$52 million	50%
Target	$82 million	100%
Maximum	$127 million	300%

With respect to the Free Cash Flow target, for each (i) incremental $3 million achievement of Free Cash Flow up to and including the target level of achievement, there is an incremental 5% of Free Cash Flow payout percentage, (ii) incremental $3 million achievement above target up to and including $112 million, there is an incremental 10% of Free Cash Flow payout percentage, and (iii) incremental $3 million achievement above $112 million, there is an incremental 20% of Free Cash Flow payout percentage, up to the maximum payout percentage of 300%.

Based on the pre-established scales set forth above, no cash incentive award would have been paid to our NEOs unless our actual performance for the 2017 calendar year performance period for the 2017 annual bonus plan was at or above 90% of the applicable EBITDA target or at or above 50% of the applicable Free Cash Flow target. While there are no individual goals for purposes of 2017 annual bonuses, a bonus payment may be adjusted upward or downward for performance-related reasons. For the calendar year 2017 performance period, no adjustments were made to NEO bonus payments.

For the calendar year 2017 performance period under the 2017 annual bonus plan, the actual level of EBITDA achieved was $284 million, (or 94% of budgeted EBITDA), which resulted in a payout percentage of 70% and a weighted achievement factor of 139% when combined with the achieved Free Cash Flow payout percentage of 300%, based on the achievement of $127 million of Free Cash Flow. The following table illustrates the calculation of the annual bonuses payable to our NEOs under the 2017 annual bonus plan for calendar year 2017 in light of these performance results. The amount reported in the Non-Equity Incentive Plan column of the Summary Compensation Table represents the portion of the 2017 bonus plan payments attributable to services during fiscal year 2017, which was determined by multiplying the amount shown in the column Actual Bonus Paid below by a fraction, the numerator of which is the number of days from January 1, 2017 to September 30, 2017 and the denominator of which is 365.

Name	2017 Base Salary	Target Bonus %	Target Bonus Amount	EBITDA Payout Percentage	Free Cash Flow Payout Percentage	Weighted Achievement Factor	Actual Bonus Paid
Andrew Masterman	$850,000	100%	$850,000	70%	300%	139%	$1,181,500
John Feenan	$650,000	75%	$487,500	70%	300%	139%	$677,625
Jonathan Gottsegen	$540,000	60%	$324,000	70%	300%	139%	$450,360
Jeff Herold	$485,000	75%	$363,750	70%	300%	139%	$505,613
Tom Donnelly	$465,000	75%	$348,750	70%	300%	139%	$484,763

For the portion of the Company’s fiscal year 2018 commencing on October 1, 2017 and ending on September 30, 2018, the Company has implemented a stub year bonus plan under which each NEO’s target annual bonus remains the same as it was under the 2017 annual bonus plan, but has been prorated for the stub year performance period.

Sign-on Bonuses

From time to time, we may award sign-on bonuses in connection with the commencement of an NEO’s employment with us. Sign-on bonuses are used only when necessary to attract highly skilled executives to the Company. Generally they are used to provide an incentive to candidates to leave their current employers or may be used to offset the loss of unvested compensation that they may forfeit as a result of leaving their current employers. None of our NEOs received a sign-on bonus during fiscal year 2017.

Long-Term Equity Incentive Awards

We believe that successful performance over the long term is aided by the use of equity-based awards which create an ownership culture among our employees that provides an incentive to contribute to the continued growth and development of our business. Equity-based awards also allow for a portion of our executive compensation to be “at-risk” and directly tied to the performance of our business. These long-term equity incentive awards were granted to our NEOs in the form of Class B Units. In addition, certain members of management purchased, and in the case of Mr. Masterman in connection with his hiring as our CEO, were granted, Class A Units. The amount of the equity-based awards granted to an NEO was determined by taking into consideration each NEO’s position and responsibilities and our strategic goals, financial condition and performance, although none of these factors were given any specific weighting. In some cases, the number of equity-based awards granted were also intended, in part, to make the NEO whole for loss of unvested equity forfeited as a result of leaving a prior employer.

Class B Units were granted to our NEOs under the Executive Profits Interest Incentive Plan, or the PI Plan. While Class A Units are full value interests in Parent L.P., Class B Units are non-voting profits interests in Parent L.P. that entitle our NEOs to participate in the appreciation in the value of Parent L.P. above an applicable threshold and to thereby share in our future profits. The grant of equity-based awards to our NEOs in the form of Class B Units was intended to encourage the creation of long-term value for our stockholders by helping to align the interests of our NEOs with those of our equity holders and promote employee retention and ownership, all of which serve our overall compensation objectives. The grants of Class B Units are 50% time-vesting and 50% performance-vesting.

For more information regarding our Class A Units and Class B Units, see “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards—Terms of Equity Awards.”

None of our NEOs received grants of Class B Units pursuant to the PI Plan in fiscal year 2017 or were awarded a grant of Class A Units.

On February 21, 2018, due to Messrs. Masterman’s and Feenan’s respective performance and to further incentivize each of them, we granted each of them an award of 53,456 performance-vesting Class B units which are eligible to vest in the 2018 through 2022 fiscal years based on the same performance vesting schedule and metrics described in “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards—Terms of Equity Awards.” Although none of our other NEOs have been granted additional equity awards since the end of fiscal year 2017, see “—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards in Fiscal Year 2017—Terms of Equity Awards—Actions in Connection with this Offering” below for a discussion of the option grant we are required to make in connection with this offering.

In addition, in connection with this offering, we also expect to grant the following number of nonqualified options to purchase shares of our common stock to certain of our NEOs: Mr. Feenan (32,073), Mr. Gottsegen (42,764), Mr. Herold (85,529) and Mr. Donnelly (42,764). The options will be granted pursuant to our 2018 Omnibus Incentive Plan and have a per share exercise price equal to the offering price. The options will be time-vesting options that vest as to 25% of the shares subject to such option on each anniversary of the grant date, subject to continued employment on each applicable vesting date.

Benefits and Perquisites

While our compensation philosophy is to focus on performance-based forms of compensation while providing only minimal executive benefits and perquisites, we provide to all of our employees, including our NEOs, broad-based employee benefits that are intended to attract and retain employees while providing them with retirement and health and welfare security, which include:

•	Starting in 2018, participation in our tax-qualified 401(k) defined contribution pension plan; and

•	medical, dental, vision, life and disability insurance coverage, and dependent care and healthcare flexible spending accounts.

In connection with his commencing employment, we paid Mr. Feenan a relocation benefit of $143,552 in our fiscal year 2017 (which includes a tax gross-up payment of $43,522 related to the portion of the relocation expenses treated as taxable compensation in order to make the relocation tax neutral to Mr. Feenan). In accordance with his employment agreement, Mr. Gottsegen, in lieu of relocation expenses, is eligible for reimbursement for business expenses associated with travel to and from the Company’s headquarters.

In addition to current and long-term incentive compensation, we provide retirement benefits to the NEOs. The amount of retirement benefits provided are designed to attract and retain highly qualified executives. On January 1, 2018, the NEOs became eligible to participate in the Company’s tax-qualified 401(k) defined contribution pension plan. As a result, our NEOs are now eligible to receive the same level of matching Company 401(k) contributions as all our employees under this plan. Prior to January 1, 2018, the NEOs and certain other senior employees were not eligible to participate in the 401(k) plan and therefore were only eligible to defer salary or bonus under the Executive Savings Plan, or ESP, (and to receive matching contributions from the Company on salary (but not bonus) deferrals under the ESP). Commencing in 2018, no further matching contributions will be made under the ESP. We do not have a defined benefit plan for any of our executive officers.

We maintain the ESP, an unfunded, deferred compensation plan. The ESP is maintained primarily for the purpose of providing a select group of management or highly compensated employees with an opportunity to defer up to 70% of their base salary and annual performance bonus, to be paid either upon a termination of employment or a specified future date, in each case either in a lump sum or in installments as elected by the participant at the time of deferral. It allows eligible employees to save for the future, above and beyond the limits imposed under our 401(k) plan. For more information regarding the ESP, see “Non-Qualified Deferred Compensation—Fiscal Year 2017—Non-Qualified Deferred Compensation Plan—Executive Savings Plan.”

Severance and Change of Control Benefits

We do not have a formal severance policy. However, we do provide severance benefits to our NEOs in order to offer competitive total compensation packages and be competitive in our executive attraction and retention efforts. The NEOs’ employment agreements with BrightView Landscapes, LLC provide for severance payments and benefits upon a qualifying termination of employment, or Qualifying Termination, which is a termination by the Company without cause or a resignation by the executive for good reason. These severance payments and benefits, except as is specifically noted below under “Potential Payments to Named Executive Officers upon Termination or Change of Control,” are the same under both our NEOs’ current employment agreements and the employment agreements in effect on September 29, 2017, the last business day of fiscal year 2017. See “Potential Payments to Named Executive Officers upon Termination or Change of Control,” which describes the payments to which each of the NEOs may be entitled under their respective employment agreements.

In addition, the time-vesting portion of the Class B Unit awards granted to our NEOs provide for automatic accelerated vesting upon a change of control, the performance-vesting portion of the Class B Units will vest if certain internal rate of return and/or multiple of invested capital goals are achieved by the KKR Sponsor in connection with a change of control and Mr. Masterman’s award of Class A Units will accelerate vesting if his employment is terminated by us without cause or by him for good reason prior to the applicable vesting date, as more fully described below under “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards in Fiscal Year 2017—Terms of Equity Awards.”

Tax Deductibility and Accounting Implications

As a general matter, the Compensation Committee always takes into account the various tax and accounting implications of compensation. When determining amounts of equity grants to executives and employees, the Compensation Committee also examines the accounting cost associated with the grants.

In general, Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, denies a publicly held corporation a deduction for U.S. federal income tax purposes for compensation in excess of $1,000,000 per year per person to the executives designated in Code Section 162(m), including, but not limited to, its chief executive officer, chief financial officer, and the next three highly compensated executives of such corporation whose compensation is required to be disclosed in its proxy statement. As a new public company, we expect to be able to claim the benefit of a special exemption rule that applies to compensation paid (or compensation in respect of certain equity awards granted) during a specified transition period following our initial public offering. This transition period was previously anticipated to potentially extend until our first annual stockholders meeting that occurs in 2022 pursuant to regulations under Code Section 162(m). However, the 2017 Tax Act amended Code Section 162(m) in several respects, including the elimination of the “performance-based compensation” exception under Code Section 162(m) for tax years beginning after December 31, 2017. Pending further guidance under Code Section 162(m), it is unclear whether the post-IPO transition period exception under Code Section 162(m) will continue to apply to us for compensation paid or awards granted in 2018 or beyond. We expect that the Compensation Committee will take the deductibility limitations of Code Section 162(m) into account in its compensation decisions; however, the Compensation Committee expects to authorize compensation payments in excess of the Code Section 162(m) deductibility limitations when it believes that such payments are appropriate to attract or retain talent.

Summary Compensation Table

The following table provides summary information concerning compensation paid or accrued by us to or on behalf of our NEOs for services rendered to us during fiscal year 2017.

Name and Principal Position	Year(1)	Salary ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Andrew Masterman President and Chief Executive Officer	2017	635,753	883,697	6,750	1,526,200
John Feenan Executive Vice President and Chief Financial Officer	2017	486,164	506,826	143,552	1,136,542
Jonathan Gottsegen Executive Vice President, Chief Legal Officer and Corporate Secretary	2017	403,890	336,845	11,484	752,219
Jeff Herold President, Landscape Maintenance	2017	344,671	378,171	6,750	729,592
Tom Donnelly President, Landscape Development	2017	347,795	362,576	—	710,371

(1)	On January 31, 2018, the Board approved a change in the Company’s fiscal year end from December 31 to September 30, beginning with September 30, 2017. Compensation and benefit totals herein reflect nine months ended September 30, 2017.

(2)	Salary earned for the twelve months ended December 31, 2017 for each of our NEOs was: Mr. Masterman $850,000; Mr. Feenan $650,000; Mr. Gottsegen $540,000; Mr. Herold $466,918; and Mr. Donnelly $465,000. Mr. Herold’s salary was increased in May 2017 from $430,000 to $485,000.
(3)	Amounts shown reflect the portion of the annual bonus payment under our 2017 annual bonus plan earned with respect to fiscal year 2017. For the full bonus amounts paid for the 2017 annual bonus plan’s calendar year 2017 performance period, see “—Executive Compensation Program Elements—Cash Bonus Opportunities—Calendar Year 2017 Annual Cash Bonus Plan.”
(4)	All Other Compensation for 2017 reflect the following:
(a)	as to Mr. Masterman, a Company ESP match on his base salary deferrals;
(b)	as to Mr. Feenan, a relocation benefit of $143,552, which includes a gross-up payment of $43,552 related to the portion of the relocation benefit treated as taxable compensation, in order to make the relocation tax neutral to the employee;
(c)	as to Mr. Gottsegen, reimbursement for business expenses associated with travel to and from the Company’s headquarters in accordance with his employment agreement; and
(d)	as to Mr. Herold, a Company ESP match on his base salary deferrals.

Employment Agreements

Each of our NEOs is expected to enter into a new employment agreement with BrightView Landscapes, LLC in connection with this offering, providing for continued “at-will” employment, outlining the terms of employment for such NEO and replacing the employment agreement that was in effect with each such NEO during fiscal year 2017. Each of these agreements sets forth standard terms summarizing annual base salary, bonus and benefits, which, in each case, are the same terms as were in effect during fiscal year 2017. These employment agreements are described below. In addition to the below, each NEO is also eligible for severance benefits pursuant to his employment agreement, subject to his execution of a release of claims and compliance with certain restrictive covenants, in the event his employment is terminated upon the occurrence of certain events as discussed in “Potential Payments to Named Executive Officers Upon Termination or Change of Control.”

Andrew Masterman. Mr. Masterman’s employment agreement provides for his continued employment as our President and Chief Executive Officer, reporting to our Board of Directors. Mr. Masterman is entitled to:

•	annual base salary of $850,000, subject to review by our Compensation Committee for increase from time to time;

•	an annual bonus award targeted at 100% of his base salary, with the actual payout determined based on the achievement of applicable performance goals under our annual bonus plan; and

•	a one-time retention bonus equal to $521,000, payable on the earlier of December 5, 2021 or the date on which a change of control of the Company is consummated.

John Feenan. Mr. Feenan’s employment agreement provides for his continued employment as our Chief Financial Officer, reporting to our Chief Executive Officer. Mr. Feenan is entitled to:

•	annual base salary of $650,000, subject to review by our Compensation Committee for increase from time to time; and

•	an annual bonus award target at 75% of his base salary, with the actual payout determined based on the achievement of applicable performance goals under our annual bonus plan.

Jonathan Gottsegen. Mr. Gottsegen’s employment agreement provides for his continued employment as our Chief Legal Officer and Corporate Secretary, reporting to our Chief Executive Officer. Mr. Gottsegen is entitled to receive:

•	annual base salary of $540,000, subject to review by our Compensation Committee for increase from time to time; and

•	an annual bonus award targeted at 60% of his base salary, with the actual payout determined based on the achievement of applicable performance goals under our annual bonus plan.

Jeff Herold. Mr. Herold’s employment agreement provides for his continued employment as our President, Landscape Maintenance, reporting to our Chief Executive Officer. Mr. Herold is entitled to receive:

•	annual base salary of $485,000, subject to review by our Compensation Committee for increase from time to time; and

•	an annual bonus award targeted at 75% of his base salary, with the actual payout determined based on the achievement of applicable performance goals under our annual bonus plan.

Tom Donnelly. Mr. Donnelly’s employment agreement provides for his continued employment as our President, Landscape Development, reporting to our Chief Executive Officer. Mr. Donnelly is entitled to receive:

•	annual base salary of $465,000, subject to review by our Compensation Committee for increase from time to time; and

•	an annual bonus award targeted at 75% of his base salary, with the actual payout determined based on the achievement of applicable performance goals under our annual bonus plan.

Grants of Plan-Based Awards in Fiscal Year 2017

Name	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)(2)
	Threshold ($)	Target ($)	Maximum ($)
Andrew Masterman	95,363	635,753	1,907,260
John Feenan	54,693	364,623	1,093,870
Jonathan Gottsegen	36,350	242,334	727,003
Jeff Herold	40,810	272,065	816,195
Tom Donnelly	39,127	260,846	782,538

(1)	None of our NEOs received equity grants in fiscal year 2017.
(2)	See “—Executive Compensation Program Elements—Cash Bonus Opportunities—Calendar Year 2017 Annual Cash Bonus Plan” above for a description of our annual performance-based cash bonus plan. Amounts reported in the “Threshold” column assume that there is no payout under the EBITDA component of the cash bonus plan and that the NEO only earns the threshold payout under the Free Cash Flow component. Amounts shown reflect the proration of the threshold, target and maximum amounts under the annual cash bonus plan for fiscal year 2017, which consisted of the nine months ended September 30, 2017. The threshold, target and maximum amounts under the annual performance-based cash bonus plan for calendar year 2017 is as set forth in the table below.

Name	Estimated Future Payouts Under Non-Equity Incentive Plan Awards
	Threshold ($)	Target ($)	Maximum ($)
Andrew Masterman	127,500	850,000	2,550,000
John Feenan	73,125	487,500	1,462,500
Jonathan Gottsegen	48,600	324,000	972,000
Jeff Herold	54,563	363,750	1,091,250
Tom Donnelly	52,313	348,750	1,046,250

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards in Fiscal Year 2017

Terms of Equity Awards

Management Equity Incentive Plan

On December 18, 2013, the Management Equity Incentive Plan, or the Equity Plan, was established under the terms of the Second Liability Partnership Agreement of Parent L.P., or the LP Agreement, to provide our employees, including our executives, as well as our directors and consultants, with incentives to align their interests with the interests of Parent L.P., of whom we are a wholly owned subsidiary, through the grant or purchase of Class A Units of Parent L.P.

On December 22, 2016, Mr. Masterman was granted an award of 89,715 Class A Units under the Equity Plan in connection with his commencing employment as our CEO, of which 44,857 Class A Units vested on September 1, 2017 and the remaining 44,857 Class A Units are scheduled to vest on September 1, 2018, subject to his continued employment through such date. If Mr. Masterman’s employment is terminated prior to September 1, 2018 by us without cause or by Mr. Masterman for good reason, all of his unvested Class A units will vest upon such termination.

Executive Profits Interest Incentive Plan

On December 18, 2013, the PI Plan was established under the terms of the LP Agreement, to provide our employees, including our executives, as well as our directors and consultants, with incentives to align their interests with the interests of Parent L.P., of whom we are a wholly owned subsidiary. The grants of Class B Units are 50% time-vesting and 50% performance-vesting. Assuming an NEO remained employed on each applicable vesting date, the time-vesting Class B Units were generally scheduled to vest in equal installments on each of the first five anniversaries of the grant date (with the exception that subsequent grants of Class B Units made on or after October 19, 2015 but prior to March 1, 2016 to employees, including our NEOs, who were already Class B Unitholders contained vesting schedules that tracked the original vesting schedules of the first grant of Class B Units made to such Class B unitholders). Assuming an NEO remained employed on each applicable vesting date, the performance-vesting Class B Units were generally scheduled to vest with respect to 20% on the last day of each of the first five fiscal years, subject to Parent L.P.’s achievement of annual adjusted EBITDA targets, but if any 20% tranche of performance-vesting Class B Units failed to vest in one fiscal year due to Parent L.P. not achieving the applicable annual adjusted EBITDA target for such fiscal year, such Class B Units may nevertheless be eligible to vest in the immediately subsequent fiscal year if Parent L.P. achieves a cumulative adjusted EBITDA target for the two respective fiscal years combined. Adjusted EBITDA for purposes of the Class B Unit performance targets is defined in the PI Plan which, for fiscal year 2017, is as set forth under “Prospectus Summary—Summary Historical Consolidated Financial and Other Data,” further adjusted to exclude acquisitions completed during calendar year 2017 (other than our acquisition of Marina Landscape on January 1, 2017).

Upon the occurrence of a change of control, time-vesting Class B Units fully vest and performance-vesting Class B Units are eligible to vest if the KKR Sponsor realizes both a 25% internal rate of return, or IRR, and a 2.5 times multiple of invested capital, or MOIC, in connection with such change of control, but if the change of control occurs between December 18, 2017 and December 18, 2018, all unvested performance units will vest if either the IRR or the MOIC hurdle is met.

Following an initial public offering, including this offering, unvested performance-vesting units (or the restricted shares of common into which they are converted as described below) are eligible to vest proportionately as and when the KKR Sponsor sells shares of our common stock if the KKR Sponsor realizes the IRR and/or MOIC hurdles described in the immediately preceding paragraph in connection with such sales.

The annual adjusted EBITDA targets for fiscal years 2016 and 2017 were $297 million and $327 million, respectively. The cumulative adjusted EBITDA target for 2017 was $624 million. The annual adjusted EBITDA target for 2017 was not achieved. However, the Compensation Committee amended all performance-vesting Class B Units that were first eligible to vest with respect to fiscal year 2017 so that they vested with respect to 50% of such Class B Units on February 21, 2018 and are eligible to vest with respect to the remaining 50% of such Class B Units, upon the occurrence of a sale of the Company or upon effectiveness of this offering, provided that this offering is consummated on or before March 31, 2020. Accordingly, all such fiscal year 2017 performance-vesting Class B Units will vest when this offering becomes effective. In addition, the Compensation Committee also amended the performance-vesting Class B Units that failed to vest in both fiscal year 2016 due to Parent L.P. not achieving the applicable annual adjusted EBITDA target for fiscal year 2016 and fiscal year 2017 due to Parent L.P. not achieving the cumulative adjusted EBITDA target for fiscal years 2016 and 2017 combined, so that such Class B Units are eligible to vest in fiscal year 2021 if Parent L.P. achieves the standard (i.e., non-cumulative) adjusted EBITDA target for the 2021 fiscal year (which target was amended by the Compensation Committee as described below).

On March 7, 2018, the Compensation Committee amended the terms of the performance-vesting Class B units with respect to fiscal years 2018 through 2022 by (i) decreasing the dollar amounts of both the annual and cumulative Adjusted EBITDA performance targets for each such year, (ii) adding as a new vesting condition for the vesting based on the achievement of the annual EBITDA target (but not the cumulative EBITDA target) that core EBITDA (i.e., EBITDA measured without taking into account the impact of any acquisitions) must have increased over the prior fiscal year’s core EBITDA for any vesting to occur (i.e., if the annual Adjusted EBITDA target for a fiscal year is achieved solely due to increases in Adjusted EBITDA resulting from acquisitions, then no vesting will occur even if that annual Adjusted EBITDA target is achieved), and (iii) providing that, if we make acquisitions that generate more than $50 million in gross revenue per year, then the annual (but not the cumulative) EBITDA target for each of the fiscal years following the fiscal year in which the acquisition occurred will be increased by the amount of additional EBITDA generated by such acquisition in the remaining portion of the fiscal year following the date on which the acquisition was consummated. Notwithstanding these parameters, the Compensation Committee will have the discretion to determine vesting achievement in connection with all acquisitions. The Compensation Committee also reserved the right to further adjust performance targets to take into account the impact of snowfall levels on overall performance.

Actions in Connection with this Offering

In connection with this offering, all of Mr. Masterman’s unvested Class A Units will be converted, in the same manner and same proportion as all other Class A Units, into restricted shares of our common stock granted under our 2018 Omnibus Incentive Plan. The unvested restricted shares of our common stock Mr. Masterman received will continue to vest in accordance with the same vesting schedule applicable to the Class A Units from which such shares were converted. The Equity Plan will be terminated upon the effectiveness of this offering.

In connection with this offering, all outstanding unvested Class B Units, including those held by our NEOs, will be converted into restricted shares of our common stock granted under our 2018 Omnibus Incentive Plan on the basis of an exchange ratio that takes into account the number of unvested Class B Units held, the applicable threshold value applicable to such Class B Units and the value of the distributions that the holder would have been entitled to receive had Parent L.P. been liquidated on the date of such conversion in accordance with the terms of the distribution “waterfall” set forth in the LP Agreement. Vested Class B Units will be similarly converted into shares of our common stock. The unvested restricted shares of our common stock the NEOs received will continue to vest in accordance with the same vesting schedule applicable to the Class B Units from which such shares were converted. The PI Plan will terminate upon the effectiveness of this offering. The following table sets forth the assumed number and value of vested shares of our common stock and unvested restricted shares of our common stock that each of our NEOs will receive upon conversion of their vested and

unvested Class B Units, in each case based on an assumed initial public offering price of $             per share, the mid-point of the estimated offering price range set forth on the cover page of this prospectus.

	Common Stock Received Upon Conversion of Vested Class B Units		Unvested Restricted Shares Received Upon Conversion of Unvested Class B Units
Name	(#)	($)	(#)	($)
Andrew Masterman
John Feenan
Jonathan Gottsegen
Jeff Herold
Tom Donnelly

Upon the effectiveness of this offering, we are required under the terms of the LP Agreement to grant to each holder of Class B Units, including each of our NEOs, a grant of nonqualified options to purchase shares of our common stock. This option grant is intended to restore to the Class B unitholders the same leverage, or amount of equity at work, that each such Class B unitholder had with respect their vested and unvested Class B Units prior to their conversion into shares of our common stock (for example, if 100 Class B Units converted into 40 shares of common stock, the option grant would be to acquire 60 shares of our common stock). The options will be granted pursuant to our 2018 Omnibus Incentive Plan, have a per share exercise price equal to the offering price, have the same vesting terms and conditions as the Class B Units from which they were converted (i.e., 50% time-vesting and 50% performance-vesting), and will be vested or unvested in the same proportion as the corresponding grant of Class B Units is vested and unvested immediately prior to this offering (for example, if the time-vesting portion of a grant of Class B Units is 40% vested immediately prior to this offering, then the one-half of the option grant that will be subject to time-based vesting will also be 40% vested).

The number of nonqualified stock options that will be issued to our NEOs upon the closing of this offering, assuming an initial public offering price of $             per share, the mid-point of the estimated offering price range set forth on the cover page of this prospectus, is listed in the table below:

Named Executive Officer	Number of Options
Andrew Masterman
John Feenan
Jonathan Gottsegen
Jeff Herold
Tom Donnelly

Outstanding Equity Awards at Fiscal Year 2017 End

	Equity Awards
Name	Grant Date	Number of Shares or Units of Stock that Have Not Vested (#)(1)	Market Value of Shares or Units that Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)(3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)(2)(3)
Andrew Masterman	12/22/2016	855,289	—	171,057	—
	12/22/2016	44,857(4)	734,265	—	—
John Feenan	2/29/2016	154,415	—	38,603	—
	11/10/2016	106,911	—	21,382
Jonathan Gottsegen	2/29/2016	106,374	—	26,593	—
Jeff Herold	1/31/2014	52,114	243,728	26,057	121,864
Tom Donnelly	9/30/2014	39,852	186,380	19,926	93,190
	2/29/2016	8,578	—	4,289	—

(1)	Except with respect to Mr. Masterman’s second December 22, 2016 grant listed in the table, reflects time-vesting Class B Units that have not vested on or prior to September 30, 2017. The NEOs’ time-vesting Class B Units generally vest 20% per year on each of the first five anniversaries of the date of grant, with the exception that with respect to Mr. Donnelly’s February 29, 2016 grant, 20% was vested on the date of grant and the remaining units vest on the same schedule as his September 30, 2014 grant. Vesting of the time-vesting Class B Units will be accelerated upon a change of control that occurs while the executive is still employed by us, as described under “—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards—Terms of Equity Award Grants.”
(2)	For Class A Units, represents the fair market value of such Class A Units on September 30, 2017, based on the Company’s valuation as of September 30, 2017. For Class B Units, represents the appreciation in the value of each Class B Unit over its threshold value from the date of grant through September 30, 2017, based on the Company’s valuation as of September 30, 2017. As of September 30, 2017, the value of our business had not appreciated to a level that would have created value in the Class B Units granted to our NEOs on February 29, 2016, November 10, 2016 or December 22, 2016. Therefore, we believe the market value of those Class B Units was zero as of September 30, 2017.
(3)	Reflects performance-vesting Class B Units that have not vested. Unvested performance-vesting Class B Units vest as described under “—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards—Terms of Equity Awards.” Since the performance periods for the performance-vesting criteria for each of the fiscal years subsequent to fiscal year 2017 have not commenced as of the end of fiscal year 2017, the number and market value of the performance-vesting Class B Units for these years reported in the “Equity Incentive Plan Awards” column above is based on the Company receiving “threshold” level of performance of 20%, which is the amount that would vest if the Company achieved its specified adjusted EBITDA target for only one tranche of performance-vesting Class B Units. The actual numbers of shares that will be issued with respect to these years is not yet determinable. In February 2018, the Compensation Committee amended the tranche of performance-vesting Class B Units that were eligible to vest with respect to fiscal year 2017 so that 50% of such performance-vesting Class B Units vested and the remaining 50% will be eligible to vest upon the occurrence of a sale of the Company or upon effectiveness of this offering, provided that this offering is consummated on or before March 31, 2020. In addition, the Compensation Committee also amended the performance-vesting Class B Units that failed to vest in both fiscal year 2016 due to Parent L.P. not achieving the applicable annual adjusted EBITDA target for the fiscal year 2016 and fiscal year 2017 due to Parent L.P. not achieving the cumulative adjusted EBITDA target for fiscal years 2016 and 2017 combined, so that such Class B Units are eligible to vest in fiscal year 2021 if Parent L.P. achieves the standard (i.e., non-cumulative) adjusted EBITDA target for fiscal year 2021.
(4)	Represents unvested Class A Units that will vest on September 1, 2018, subject to Mr. Masterman’s continued employment on such date. Vesting of the Class A Units will be accelerated if Mr. Masterman’s employment is terminated prior to September 1, 2018 by us without cause or by Mr. Masterman for good reason, as described under “—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards—Terms of Equity Award Grants.”

Stock Vested in Fiscal Year 2017

	Equity Awards
Name	Number of Shares or Units Acquired on Vesting (#)(1)	Value Realized on Vesting ($)
Andrew Masterman	44,857	734,265(2)
John Feenan	38,603(3)	— (3)
Jonathan Gottsegen	26,593(3)	— (3)
Jeff Herold	26,057	121,864
Tom Donnelly	24,215(3)	93,190(3)

(1)	With respect to Mr. Masterman, represents Class A Units that vested during fiscal year 2017 and with respect to Messrs. Feenan, Donnelly and Gottsegen, represents time-vesting Class B Units that vested during fiscal year 2017. None of the performance-vesting Class B Units vested during fiscal year 2017. However, on February 21, 2018, the Compensation Committee amended the tranche of performance-vesting Class B Units that were eligible to vest with respect to fiscal year 2017 so that 50% of such performance-vesting Class B Units vested on February 21, 2018 and the remaining 50% will be eligible to vest upon the occurrence of a sale of the Company or upon effectiveness of this offering, provided that this offering is consummated on or before March 31, 2020.
(2)	Represents the fair market value of Mr. Masterman’s Class A Units on September 1, 2017, the vesting date, based on the Company’s valuation as of that date.
(3)	Represents time-vesting Class B Units that were granted on February 29, 2016. With respect to Mr. Donnelly, also, includes time-vesting Class B Units that were granted on September 30, 2014. As of September 30, 2017, the value of our business had not appreciated to a level that would have created value in the Class B Units granted to our NEOs on February 29, 2016. Therefore, we believe the value realized on vesting of those Class B Units was zero.

Non-Qualified Deferred Compensation—Fiscal Year 2017

Name	Executive Contributions in Last FY ($)(1)	Registrant Contributions in Last FY ($)(2)	Aggregate Earnings in Last FY ($)(3)	Aggregate Withdrawals/ Distributions ($)		Aggregate Balance at Last FYE ($)(4)
Andrew Masterman	35,144	6,750	3,830	—		32,137
John Feenan	59,000	—	27,729	—		135,038
Jonathan Gottsegen	—	—	—	—		—
Jeff Herold	32,617	6,750	64,718	169,607	(5)	405,671
Tom Donnelly	23,950	—	11,173	—		72,325

(1)	The amounts in this column were contributed to our ESP and are reported as compensation for fiscal year 2017 in the “Base Salary” or “Non-Equity Incentive Plan Compensation” columns of the Summary Compensation Table.
(2)	The amounts in this column were contributed to our ESP and are reported as compensation for fiscal year 2017 in the “All Other Compensation” column of the Summary Compensation Table.
(3)	Amounts in this column are not reported as compensation for fiscal year 2017 in the “Summary Compensation Table” since they do not reflect above-market or preferential earnings.
(4)	Reflects aggregate ESP balance at September 30, 2017. Aggregate balances at December 31, 2017 were: Mr. Masterman ($44,907), Mr. Feenan ($144,255), Mr. Herold ($434,264) and Mr. Donnelly ($76,246).
(5)	Distributed pursuant to an in-service distribution elected by Mr. Herold at the time he made the deferral.

Executive Savings Plan

We maintain the ESP, an unfunded, deferred compensation plan for a select group of management or highly compensated employees. The ESP is maintained primarily for the purpose of providing a select group of management or highly compensated employees with an opportunity to defer up to 70% of their base salary and annual performance bonus, to be paid either upon a termination of employment or a specified future date, in each case either in a lump sum or in installments. It allows eligible employees to save for the future, above and beyond the limits in place for their 401(k) plan. The ESP is intended to be “unfunded” for purposes of both ERISA and the Code. The ESP is not intended to be a qualified plan under section 401(a) of the Code. During fiscal year 2017, we provided a matching contribution (using the same formula under the 401(k) plan) with respect to base salary (but not bonus) deferrals under the ESP. Each participating executive’s subaccounts under the ESP will be paid out upon separation from service or on the in-service distribution date elected by the executive at the time the deferral was made, in a lump sum or in monthly, quarterly or annual installments over 2 to 15 years, as elected by the executive at the time of deferral. The Company has adopted a “rabbi” trust, which holds assets that are to be used to fund the payment of benefits under the ESP but remain subject to the claims of our creditors in the event of an insolvency or bankruptcy. Each of our NEOs, other than Mr. Gottsegen, participated in the ESP during our 2017 fiscal year and each participating NEO received a matching contribution from the Company other than Messrs. Feenan and Donnelly, as their entire deferral for the fiscal year came from bonus (the match is only on salary deferrals).

On January 1, 2018, the NEOs became eligible to participate in the Company’s 401(k) plan and as a result, became eligible to receive the same level of matching Company 401(k) contributions as all our employees under this plan. Prior to January 1, 2018, the NEOs and certain other senior employees were not eligible to participate in the 401(k) plan and therefore were only eligible to defer salary or bonus under the ESP (and to receive matching contributions from the Company on salary (but not bonus) deferrals under the ESP).

The table below shows the funds available under the ESP and their annual rate of return for the calendar year ended December 31, 2017, as reported by the administrator of the ESP.

Name of Investment Fund	Annual Rate of Return %
T. Rowe Price Blue Chip Growth Fund	36.55
William Blair Small-Mid Cap Growth Fund	28.90
Fidelity 500 Index Fund – Premium Class	21.79
John Hancock Funds Disciplined Value Fund	19.33
Fidelity Freedom 2055 Fund Class K	22.37
Fidelity Freedom 2040 Fund Class K	22.38
Fidelity Freedom 2045 Fund Class K	22.36
Fidelity Freedom 2050 Fund Class K	22.33
Fidelity Freedom 2060 Fund Class K	22.21
Fidelity Freedom 2035 Fund Class K	22.01
Fidelity Extended Market Index Fund Premium Class	18.18
AB Discovery Value Fund Class Z	13.08
Fidelity Freedom 2030 Fund Class K	19.86
Fidelity Freedom 2025 Fund Class K	16.87
Vanguard Total International Stock Index Fund	27.55
Fidelity Freedom 2020 Fund Class K	15.71
Fidelity Freedom 2015 Fund Class K	14.30
Fidelity Diversified International Fund Class K	26.79
Fidelity Freedom 2010 Fund Class K	12.52
Fidelity Freedom 2005 Fund Class K	10.45
Fidelity Freedom Income Fund Class K	8.14
BlackRock Strategic Income Opportunities Fund	4.88
Fidelity Total Bond Fund (FTBFX)	4.18
Fidelity U.S. Bond Index Fund Premium Class	3.47
Fidelity Government Money Market Fund	0.51
Principal Diversified Real Asset Fund	10.17

Potential Payments to Named Executive Officers Upon Termination of Employment or Change of Control

Termination Provisions

Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be different from those estimated below. Factors that could affect these amounts include the timing during the year of any such event and the valuation of the Company at that time. There can be no assurance that a termination or change of control would produce the same or similar results as those described below if any assumption used to prepare this information is not correct in fact.

Qualifying Termination. Pursuant to the terms of each NEO’s employment agreement as in effect on September 29, 2017, if the executive’s employment is terminated by us without cause or the executive resigns with good reason, subject to such executive’s execution of a release of claims and continued compliance with certain restrictive covenants, the executive will be entitled to:

•	a severance payment equal to his then-current annual base salary, paid in periodic installments over a period of 12 months;

•	a pro-rated annual bonus in respect of the fiscal year in which his termination occurs based on actual performance;

•	for (x) Messrs. Feenan, Gottsegen and Donnelly, an additional lump sum payment equal to such executive’s portion of the monthly COBRA premium at the time of termination multiplied by 18, plus a tax gross up on such amount; and (y) Messrs. Masterman and Herold, continuation of COBRA coverage at active employee rates (with the Company paying the remainder of the premium) for up to eighteen (18) months following termination;

•	outplacement services for 12 months following termination in an amount not to exceed $7,500, and

•	for Mr. Masterman only, if such termination occurs prior to September 1, 2018, full vesting of his then unvested Class A Units.

Additionally, if an NEO’s employment is terminated within the one-year period following a change of control, such NEO will be entitled to an additional severance payment equal to his target annual bonus for the year of termination, also paid in periodic installments over a period of 12 months.

Under the employment agreements currently in effect, each NEO remains entitled to receive the same severance payments and benefits described above on a qualifying termination, but the health benefit continuation provision in each of Messrs. Feenan, Gottsegen and Donnelly’s agreements now provides for continuation of COBRA coverage at active employee rates (with the Company paying the remainder of the premium) for up to eighteen (18) months following termination in lieu of the grossed-up lump sum payment described above.

Any severance payments or benefits payable to an NEO upon a termination of employment described above is subject to the NEO executing a general release of claims and continuing to comply with certain restrictive covenants, described below.

Under the employment agreements currently in effect and those in effect on September 29, 2017, “cause” generally means dishonesty, misconduct, conviction of a crime involving moral turpitude, substance abuse, misappropriation of funds, gross neglect of his duties, or violation of the executive’s restrictive covenants under the employment agreement.

Under the employment agreements currently in effect and those in effect on September 29, 2017, “good reason” generally means, without the executive’s prior written consent: (i) a material reduction in base salary or target annual bonus opportunity; (ii) a material reduction of duties and responsibilities; or (iii) a relocation of the executive’s principal office to a location more than 50 miles away. To be considered a resignation from employment for good reason, the NEO must provide written notice of termination within 60 days of the occurrence of such conditions giving rise to good reason and the Company must fail to cure the grounds that constitute good reason.

Termination due to Death/Disability. In the event of termination of employment due to death, an NEO’s estate is entitled to receive continued base salary payments through the end of the month in which such termination occurs under both the employment agreements in effect on September 29, 2017 and currently in effect. Also, in the event of termination of employment due to death or disability, an NEO will become vested in an additional 20% tranche of time-vesting Class B Units.

Change of Control. In the event of a change of control, (x) all time-vesting Class B Units held by our NEOs that are not previously vested or forfeited as well as (y) the portion of performance-vesting units held by our NEOs which were first eligible to vest (but did not vest) in the 2017 fiscal year, will fully accelerate and become vested (which portion will vest upon the consummation of this offering). Upon the occurrence of a change of control, performance-vesting Class B Units are eligible to vest if the KKR Sponsor realizes both a 25% IRR and a 2.5 times MOIC in connection with such change of control, but if the change of control occurs between December 18, 2017 and December 18, 2018, all unvested performance units will vest if either the IRR or the MOIC hurdle is met. Additionally, under both his employment agreement in effect on September 29, 2017 and currently in effect, if a change of control occurs prior to December 5, 2021, Mr. Masterman is entitled to accelerated payment of a retention bonus equal to $521,000 that is otherwise payable subject to his continued employment on that date.

Restrictive Covenants. Each NEO’s employment agreement in effect on September 29, 2017 and currently in effect contains: (i) perpetual confidentiality covenants that protect proprietary information, developments and other intellectual property and confidential information and materials of the Company and its affiliates, (ii) a non-competition covenant that prohibits the NEO from engaging in any capacity in business activities that are competitive with the business activities of the Company or its affiliates during employment and for the one year period after termination of employment for any reason, (iii) a non-solicitation covenant that prohibits the NEO from soliciting our customers during employment and for the one year period following termination for any reason, (iv) a non-solicitation covenant that prohibits the NEO from soliciting any of our employees during employment and for the one year period after termination of employment for any reason, and (v) a non-disparagement covenant that prohibits the executives from disparaging the Company or the Company and our senior officers and directors from disparaging, in the case of the employment agreements (A) in effect on September 29, 2017, Messrs. Donnelly and Feenan or (B) in effect today, each of the NEOs.

Potential Payments Upon Termination or Change of Control

The information below describes and estimates certain compensation that would become payable under plans and arrangements if each NEO’s employment had terminated on September 29, 2017, the last business day of fiscal year 2017, given the NEO’s compensation as of, and based on the terms of such NEO’s employment agreement and arrangements in effect on, such date. In the case of Mr. Masterman, it also describes the accelerated payment of the retention bonus otherwise due to him on December 5, 2021 if a change of control occurs prior to that date. A description of the provisions governing such payments under our agreements and any material conditions or obligations applicable to the receipt of payments are described above.

The amounts shown in the table do not include payments and benefits to the extent they are provided generally to all salaried employees upon termination of employment and do not discriminate in scope, terms or operation in favor of the NEOs.

Name	Cash Severance Payment ($)(1)		Continuation of Group Health Coverage ($)(2)	Value of Equity Acceleration ($)(3)		Outplacement Services ($)	Total ($)
Andrew Masterman
Qualifying Termination	1,733,697		31,910	734,265	(4)	7,500	2,507,372
Qualifying Termination Within One Year of a Change of Control	2,583,697		31,910	734,265	(4)	7,500	3,357,372
Death or Disability	2,329		—	—		—	2,329
Change of Control	521,000	(5)	—	—		—	521,000
John Feenan
Qualifying Termination	1,156,826		45,287	—		7,500	1,209,613
Qualifying Termination Within One Year of a Change of Control	1,644,326		45,287	—		7,500	1,697,113
Death or Disability	1,781		—	—		—	1,781
Change of Control	—		—	—		—	—
Jonathan Gottsegen
Qualifying Termination	876,845		33,733	—		7,500	918,078
Qualifying Termination Within One Year of a Change of Control	1,200,845		33,733	—		7,500	1,242,078
Death or Disability	1,479		—	—		—	1,479
Change of Control	—		—	—		—	—
Jeff Herold
Qualifying Termination	863,171		26,546	—		7,500	897,217
Qualifying Termination Within One Year of a Change of Control	1,226,921		26,546	—		7,500	1,260,967
Death or Disability	1,329		—	121,864		—	123,193
Change of Control	—		—	121,864		—	121,864
Tom Donnelly
Qualifying Termination	827,576		30,914	—		7,500	865,990
Qualifying Termination Within One Year of a Change of Control	1,176,326		30,914	—		7,500	1,214,740
Death or Disability	1,274		—	93,190		—	94,464
Change of Control	—		—	93,190		—	93,190

(1)	With respect to a qualifying termination, cash severance payment includes 12 months of base salary and the pro rata portion of the annual cash bonus award earned by the NEO in fiscal year 2017. With respect to a qualifying termination within one year following a change of control, includes an additional severance payment equal to the NEO’s target annual bonus with respect to the 2017 annual bonus plan. For purposes of this table, amounts shown reflect target annual bonuses for calendar year 2017. Upon termination due to death or disability, an NEO’s estate is entitled to receive continued base salary payments through the end of the month in which such termination occurs.
(2)	With respect to Messrs. Feenan, Gottsegen and Donnelly, amounts in this column reflect a lump sum payment equal to such executive’s portion of the monthly COBRA premium as of September 29, 2017 multiplied by 18, plus a tax gross up on such amount. With respect to Messrs. Masterman and Herold, amounts in this column reflect the cost of providing continued COBRA coverage at active employee rates for 18 months following termination.
(3)

Upon termination due to death or disability, an NEO will become vested in an additional 20% tranche of time-vesting Class B Units. In the event of a change of control, (x) all time-vesting Class B Units held by our NEOs that are not previously vested or forfeited as well as (y) the portion of performance-vesting Class B Units held by our NEOs which were first eligible to vest (but did not vest) in the 2017 fiscal year, will fully accelerate and become vested (which portion is expected to vest upon the consummation of this offering). The amounts reported are based on the appreciation in the value of each Class B Unit over its threshold value from the date of grant through September 29, 2017, based on the Company’s valuation as of that date. As of September 30, 2017, the value of our business had appreciated to a level that would have only created value in the Class B Units granted to Mr. Donnelly on September 30, 2014 and to Mr. Herold on January 31, 2014. Therefore, amounts reported on vesting of other Class B Units are zero in the table. In addition, upon the occurrence of a change of control, performance-vesting Class B Units are eligible to vest if the KKR Sponsor realizes both a 25% IRR and a 2.5 times MOIC in connection with such change of control. See “—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards—Terms of Equity Awards—Executive Profits Interest Incentive Plan.” The amount reported in the table assumes that the KKR Sponsor does not achieve the required IRR and MOIC.
(4)	Mr. Masterman’s unvested Class A Units that would become immediately vested in the event of a qualifying termination prior to September 1, 2018. The amount reported represents the fair market value of such Class A Units on September 29, 2017, based on the Company’s valuation as of that date.
(5)	Payable in the event of a change of control that occurs prior to its regularly scheduled December 5, 2021 payment date.

2018 Omnibus Incentive Plan

Our board of directors expects to adopt, and we expect our stockholders to approve, the 2018 Omnibus Incentive Plan prior to the completion of the offering.

Purpose. The purpose of our 2018 Omnibus Incentive Plan is to provide a means through which to attract and retain key personnel and to provide a means whereby our directors, officers, employees, consultants and advisors can acquire and maintain an equity interest in us, or be paid incentive compensation, including incentive compensation measured by reference to the value of our common stock, thereby strengthening their commitment to our welfare and aligning their interests with those of our stockholders.

Administration. Our 2018 Omnibus Incentive Plan will be administered by the compensation committee of our board of directors or such other committee of our board of directors to which it has properly delegated power, or if no such committee or subcommittee exists, our board of directors, or the Committee. The Committee is authorized to interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in our 2018 Omnibus Incentive Plan and any instrument or agreement relating to, or any award granted under, our 2018 Omnibus Incentive Plan; establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Committee deems appropriate for the proper administration of our 2018 Omnibus Incentive Plan; adopt sub-plans; and to make any other determination and take any other action that the Committee deems necessary or desirable for the administration of our 2018 Omnibus Incentive Plan. Except to the extent prohibited by applicable law or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which our securities are listed or traded, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it in accordance with the terms of our 2018 Omnibus Incentive Plan. Unless otherwise expressly provided in our 2018 Omnibus Incentive Plan, all designations, determinations, interpretations, and other decisions under or with respect to our 2018 Omnibus Incentive Plan or any award or any documents evidencing awards granted pursuant to our 2018 Omnibus Incentive Plan are within the sole discretion of the Committee, may be made at any time and are final, conclusive and binding upon all persons or entities, including, without limitation, us, any participant, any holder or beneficiary of any award, and any of our stockholders. The Committee may make grants of awards to eligible persons pursuant to terms and conditions set forth in the applicable award agreement, including subjecting such awards to performance criteria listed in our 2018 Omnibus Incentive Plan.

Awards Subject to our 2018 Omnibus Incentive Plan. Our 2018 Omnibus Incentive Plan provides that the total number of shares of common stock that may be issued under our 2018 Omnibus Incentive Plan is              (the “Absolute Share Limit”). No more than the number of shares of common stock equal to the Absolute Share Limit may be issued in the aggregate pursuant to the exercise of incentive stock options. The maximum number of shares of common stock granted during a single fiscal year to any non-employee director, taken together with any cash fees paid to such non-employee director during the fiscal year, may not exceed $             in total value. Except for substitute awards (as described below), in the event any award expires or is cancelled, forfeited or terminated without issuance to the participant of the full number of shares to which the award related, the unissued shares of common stock may be granted again under our 2018 Omnibus Incentive Plan. Awards may, in the sole discretion of the Committee, be granted in assumption of, or in substitution for, outstanding awards previously granted by an entity directly or indirectly acquired by us or with which we combine (referred to as “substitute awards”), and such substitute awards will not be counted against the Absolute Share Limit, except that substitute awards intended to qualify as “incentive stock options” will count against the limit on incentive stock options described above. No award may be granted under our 2018 Omnibus Incentive Plan after the tenth anniversary of the effective date (as defined therein), but awards granted before then may extend beyond that date.

Options. The Committee may grant non-qualified stock options and incentive stock options, under our 2018 Omnibus Incentive Plan, with terms and conditions determined by the Committee that are not inconsistent with our 2018 Omnibus Incentive Plan. All stock options granted under our 2018 Omnibus Incentive Plan are required to have a per share exercise price that is not less than 100% of the fair market value of our common stock underlying such stock options on the date such stock options are granted (other than in the case of options that are substitute awards). All stock options that are intended to qualify as incentive stock options must be granted pursuant to an award agreement expressly stating that the options are intended to qualify as incentive stock options and will be subject to the terms and conditions that comply with the rules as may be prescribed by Section 422 of the Code. The maximum term for stock options granted under our 2018 Omnibus Incentive Plan will be ten years from the initial date of grant, or with respect to any stock options intended to qualify as incentive stock options, such shorter period as prescribed by Section 422 of the Code. However, if a non-qualified stock option would expire at a time when trading of shares of our common stock is prohibited by our insider trading policy (or “blackout period” imposed by us), the term will automatically be extended to the 30th day following the end of such period. The purchase price for the shares as to which a stock option is exercised may be paid to us, to the extent permitted by law, (1) in cash or its equivalent at the time the stock option is exercised; (2) in shares having a fair market value equal to the aggregate exercise price for the shares being purchased and satisfying any requirements that may be imposed by the Committee (so long as such shares have been held by the participant for at least six months or such other period established by the Committee to avoid adverse accounting treatment); or (3) by such other method as the Committee may permit in its sole discretion, including, without limitation, (A) in other property having a fair market value on the date of exercise equal to the purchase price, (B) if there is a public market for the shares at such time, through the delivery of irrevocable instructions to a broker to sell the shares being acquired upon the exercise of the stock option and to deliver to us the amount of the proceeds of such sale equal to the aggregate exercise price for the shares being purchased or (C) through a “net exercise” procedure effected by withholding the minimum number of shares needed to pay the exercise price. Any fractional shares of common stock will be settled in cash.

Stock Appreciation Rights. The Committee may grant stock appreciation rights under our 2018 Omnibus Incentive Plan, with terms and conditions determined by the Committee that are not inconsistent with our 2018 Omnibus Incentive Plan. The Committee may award stock appreciation rights in tandem with options or independent of any option. Generally, each stock appreciation right will entitle the participant upon exercise to an amount (in cash, shares or a combination of cash and shares, as determined by the Committee) equal to the product of (1) the excess of (A) the fair market value on the exercise date of one share of common stock, over (B) the strike price per share, times (2) the number of shares of common stock covered by the stock appreciation right. The strike price per share of a stock appreciation right will be determined by the Committee at the time of grant but in no event may such amount be less than 100% of the fair market value of a share of common stock on the date the stock appreciation right is granted (other than in the case of stock appreciation rights granted in substitution of previously granted awards).

Restricted Shares and Restricted Stock Units. The Committee may grant restricted shares of our common stock or restricted stock units, representing the right to receive, upon vesting and the expiration of any applicable restricted period, one share of common stock for each restricted stock unit, or, in the sole discretion of the Committee, the cash value thereof (or any combination thereof). As to restricted shares of our common stock, subject to the other provisions of our 2018 Omnibus Incentive Plan, the holder will generally have the rights and privileges of a stockholder as to such restricted shares of common stock, including, without limitation, the right to vote such restricted shares of common stock. Participants have no rights or privileges as a stockholder with respect to restricted stock units.

Other Equity-Based Awards and Cash-Based Awards. The Committee may grant other equity-based or cash-based awards under our 2018 Omnibus Incentive Plan, with terms and conditions determined by the Committee that are not inconsistent with our 2018 Omnibus Incentive Plan.

Effect of Certain Events on the 2018 Omnibus Incentive Plan and Awards. In the event of (1) any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, shares of common stock, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of common stock or other securities, issuance of warrants or other rights to acquire shares of common stock or other securities, or other similar corporate transaction or event that affects the shares of common stock (including a change in control, as defined in our 2018 Omnibus Incentive Plan), or (2) unusual or nonrecurring events affecting the Company, including changes in applicable rules, rulings, regulations or other requirements, that the Committee determines, in its sole discretion, could result in substantial dilution or enlargement of the rights intended to be granted to, or available for, participants (any event in (1) or (2), an “Adjustment Event”), the Committee will, in respect of any such Adjustment Event, make such proportionate substitution or adjustment, if any, as it deems equitable, to any or all of: (A) the Absolute Share Limit, or any other limit applicable under our 2018 Omnibus Incentive Plan with respect to the number of awards which may be granted thereunder, (B) the number of shares of common stock or other securities of the Company (or number and kind of other securities or other property) which may be issued in respect of awards or with respect to which awards may be granted under our 2018 Omnibus Incentive Plan or any sub-plan and (C) the terms of any outstanding award, including, without limitation, (1) the number of shares of common stock or other securities of the Company (or number and kind of other securities or other property) subject to outstanding awards or to which outstanding awards relate, (2) the exercise price or strike price with respect to any award, or (c) any applicable performance measures; it being understood that, in the case of any “equity restructuring,” the Committee will make an equitable or proportionate adjustment to outstanding awards to reflect such equity restructuring.

In connection with any change in control, the Committee may, in its sole discretion, provide for any one or more of the following: (1) a substitution or assumption of awards, or to the extent the surviving entity does not substitute or assume the awards, the acceleration of vesting of, the exercisability of, or lapse of restrictions on awards and (2) cancellation of any one or more outstanding awards and payment to the holders of such awards that are vested as of such cancellation (including any awards that would vest as a result of the occurrence of such event but for such cancellation) the value of such awards, if any, as determined by the Committee (which value, if applicable, may be based upon the price per share of common stock received or to be received by other holders of our common stock in such event), including, in the case of stock options and stock appreciation rights, a cash payment equal to the excess, if any, of the fair market value of the shares of common stock subject to the option or stock appreciation right over the aggregate exercise price or strike price thereof.

Nontransferability of Awards. Each award will not be transferable or assignable by a participant other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance will be void and unenforceable against us or any of our subsidiaries.

However, the Committee may, in its sole discretion, permit awards (other than incentive stock options) to be transferred, including transfers to a participant’s family members, any trust established solely for the benefit of a participant or such participant’s family members, any partnership or limited liability company of which a participant, or such participant and such participant’s family members, are the sole member(s), and a beneficiary to whom donations are eligible to be treated as “charitable contributions” for tax purposes.

Amendment and Termination. Our board of directors may amend, alter, suspend, discontinue, or terminate our 2018 Omnibus Incentive Plan or any portion thereof at any time; but no such amendment, alteration, suspension, discontinuance or termination may be made without stockholder approval if (1) such approval is necessary to comply with any regulatory requirement applicable to our 2018 Omnibus Incentive Plan or for changes in GAAP to new accounting standards; (2) it would materially increase the number of securities which may be issued under our 2018 Omnibus Incentive Plan (except for adjustments in connection with certain corporate events); or (3) it would materially modify the requirements for participation in our 2018 Omnibus Incentive Plan; and any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any award will not to that extent be effective without such individual’s consent.

The Committee may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award granted or the associated award agreement, prospectively or retroactively (including after a participant’s termination). However, except as otherwise permitted in our 2018 Omnibus Incentive Plan, any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any participant with respect to such award will not to that extent be effective without such individual’s consent. In addition, without stockholder approval, except as otherwise permitted in our 2018 Omnibus Incentive Plan, (1) no amendment or modification may reduce the exercise price of any option or the strike price of any stock appreciation right; (2) the Committee may not cancel any outstanding option or stock appreciation right and replace it with a new option or stock appreciation right (with a lower exercise price or strike price, as the case may be) or other award or cash payment that is greater than the value of the cancelled option or stock appreciation right; and (3) the Committee may not take any other action which is considered a “repricing” for purposes of the stockholder approval rules of any securities exchange or inter-dealer quotation system on which our securities are listed or quoted.

Dividends and Dividend Equivalents. The Committee in its sole discretion may provide part of an award with dividends or dividend equivalents, on such terms and conditions as may be determined by the Committee in its sole discretion. Unless otherwise provided in the award agreement, any dividend payable in respect of any share of restricted stock that remains subject to vesting conditions at the time of payment of such dividend will be retained by the Company and remain subject to the same vesting conditions as the share of restricted stock to which the dividend relates.

Clawback/Repayment. All awards are subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with (1) any clawback, forfeiture or other similar policy adopted by our board of directors or the Committee and as in effect from time to time and (2) applicable law. To the extent that a participant receives any amount in excess of the amount that the participant should otherwise have received under the terms of the award for any reason (including, without limitation, by reason of a financial restatement, mistake in calculations or other administrative error), the participant will be required to repay any such excess amount to the Company.

2018 Employee Stock Purchase Plan

Prior to the effectiveness of this offering, our board of directors intends to adopt, and we expect our stockholders to approve, our 2018 Employee Stock Purchase Plan, or ESPP. We believe that allowing our employees to participate in the ESPP provides them with a further incentive towards ensuring our success and accomplishing our corporate goals.

The ESPP is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code.

Authorized Shares. A total of                  shares of our common stock will be made available for sale.

Administration. The ESPP will be administered by the committee designated by our board of directors to administer the ESPP. Our board of directors and the committee members will not receive any compensation from the assets of the ESPP. The committee will have full authority to make, administer and interpret such rules and regulations regarding administration of the ESPP as it may deem advisable, and such decisions are final and binding.

Eligible Employees. Subject to the committee’s ability to exclude certain groups of employees on a uniform and nondiscriminatory basis, including section 16 officers, generally, all of our employees will be eligible to participate if they are employed by us or any participating subsidiary or affiliate for 20 or more hours per week and more than five months in any calendar year. In no event will an employee who is deemed to own 5% or more of the total combined voting power or value of all classes of our capital stock or the capital stock of any parent or subsidiary be eligible to participate in the ESPP, and no participant in the ESPP may purchase shares of common stock that, following the purchase (and including all options held by such participant), would cause him or her to be deemed to own 5% or more of the total combined voting power or value of all classes of our capital stock or the capital stock of any parent or subsidiary.

Offering Periods and Purchase Price. Offering periods under the ESPP will be twelve months long and run from                  to                  of the following year. We may choose to start a new offering period as it may from time to time determine as appropriate. During each offering period, there will be one twelve-month purchase period. Eligible employees who participate will receive an option to purchase shares of common stock at a purchase price equal to the lower of 90% of (A) the closing price per share of common stock on the final day of the applicable purchase period or (B) the closing price per share of common stock on the first day of the applicable offering period. Eligible employees participate by authorizing payroll deductions before the beginning of an offering period.

Participants may not acquire rights to purchase shares of our stock under all employee stock purchase plans of the Company which accrue at a rate that exceeds $25,000 of the fair market value of such shares of stock, determined at the time such option is granted, for each calendar year in which such option is outstanding and exercisable at any time. In addition, a participant will not be permitted to purchase more than                  shares of our stock in one purchase period and more than                  shares of our stock in one offering period.

Cancellation of Election to Purchase. A participant may cancel his or her participation entirely at any time by withdrawing all, but not less than all, of his or her contributions credited to his or her account and not yet used to exercise his or her option under the ESPP. Participation will end automatically upon termination of employment with us.

Merger or Change of Control. In the event of a merger or change in control, each outstanding option will be assumed, or an equivalent option will be substituted by the successor corporation or a parent or subsidiary of the successor corporation. If the successor corporation refuses to assume or substitute for the option, the offering period for that option will be shortened by setting a new exercise date on which the offering period will end.

Rights as Stockholder. A participant will have no rights as a stockholder with respect to our shares that the participant has an option to purchase in any offering until those shares have been issued to the participant.

Rights Not Transferable. A participant’s rights under the ESPP will be exercisable only by the participant and may not be sold, transferred, pledged, or assigned in any manner other than by will or the laws of descent and distribution.

Amendment or Termination. Our board of directors or the committee, in their sole discretion, may amend, suspend, or terminate the ESPP, or any part thereof, at any time and for any reason. If the ESPP is terminated, our board of directors or the committee, in their discretion, may elect to terminate all outstanding offering periods either immediately or upon completion of the purchase of common stock on the next exercise date (which may be sooner than originally scheduled, if determined by our board of directors or the committee in its discretion), or may elect to permit offering periods to expire in accordance with their terms.

Term. The ESPP will continue for ten years, unless earlier terminated by our board of directors or the committee.

Director Compensation in Fiscal Year 2017

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Total ($)
James R. Abrahamson	60,000	100,000	160,000
David R. Caro(2)	—	—	—
Paul E. Raether(2)	—	—	—
Richard W. Roedel	60,000	100,000	160,000
Pastor Velasco(3)	60,000	100,000	160,000
Joshua T. Weisenbeck(2)	—	—	—

(1)	On February 20, 2017, Mr. Roedel was granted 6,109 Class A Units of Parent L.P. having a grant date fair value calculated in accordance with ASC Topic 718 of $16.37 per Class A-2 Unit, which grant vested with respect to 100% of the Class A Units subject thereto on February 20, 2018. On August 11, 2017, Mr. Abrahamson was granted 6,109 Class A Units of Parent L.P. having a grant date fair value calculated in accordance with ASC Topic 718 of $16.37 per Class A Unit, which grant will vest with respect to 100% of the Class A Units subject thereto on August 11, 2018 or, if earlier, upon the occurrence of a change of control. On July 21, 2017, Velco Consulting, LLC received a fully vested grant of 6,109 Class A Units having a grant date fair value calculated in accordance with ASC Topic 718 of $16.37 per Class A-2 Unit, which grant was issued in arrears for Mr. Velasco’s services as a non-employee director for our 2016 fiscal year. As of September 30, 2017, each of Messrs. Roedel and Mr. Abrahamson had 6,109 unvested Class A Units outstanding.
(2)	Receives no compensation as associated with our Sponsors.
(3)	Mr. Velasco resigned from the Board as of October 17, 2017.

Description of Director Compensation

This section contains a description of the material terms of our compensation arrangements for our non-employee directors in fiscal year 2017.

Sponsor Directors

Our non-employee directors associated with our Sponsors, including Messrs. Caro, Raether and Weisenbeck, received no compensation for their services on the Board in fiscal year 2017.

Messrs. Abrahamson, Roedel and Velasco

Each of Messrs. Abrahamson, Roedel and Velasco received an $80,000 cash retainer for his service on the Board during calendar year 2017, which retainer is paid in arrears in equal quarterly installments. Accordingly, the amount shown under Fees Earned or Paid in Cash for each such director in the table above is $60,000, representing the first three quarterly installments for calendar year 2017 (i.e., through the end of our 2017 fiscal year on September 30, 2017). Each of Messrs. Abrahamson, Roedel and Velasco was also entitled to reimbursement of his travel and lodging expenses in connection with attendance at our Board meetings. No director was paid any fees for attending Board or committee meetings in fiscal year 2017. The annual retainer payments for Mr. Velasco were made to Velco Consulting, LLC, the entity with whom we contracted to obtain Mr. Velasco’s services as a non-employee director. Mr. Velasco resigned from the Board on October 17, 2017.

In fiscal year 2017, we granted each of Messrs. Abrahamson and Roedel an award of Class A Units of Parent L.P. having a grant date fair value equal to $100,000, which award vests with respect to all of the Class A Units subject thereto on the first anniversary of the grant date, subject to accelerated vesting upon the occurrence of a change of control. On July 21, 2017, Velco Consulting, LLC received a fully vested grant of 6,109 Class A Units having a grant date fair value calculated in accordance with ASC Topic 718 of $16.37 per Class A Unit, which grant was issued in arrears for Mr. Velasco’s services as a non-employee director for our 2016 fiscal year. In addition, on October 17, 2017, Velco Consulting, LLC received a fully vested grant of 6,109 Class A Units having a grant date fair value calculated in accordance with ASC Topic 718 of $16.37 per Class A Unit, which grant was issued in arrears for Mr. Velasco’s services as a non-employee director for fiscal year 2017. All Class A Units awarded were subject to repurchase rights by Parent L.P. upon the termination of the director’s service for any reason and a put right by the director (or his estate) in the event of termination due to death or disability, one year following removal or resignation from the board of directors for any other reason or if no liquidity event has occurred within 10 years of the grant date. All such repurchase and put rights lapsed upon the consummation of this offering.

Following this offering, each of our non-employee directors not associated with our Sponsors will be entitled to annual compensation in accordance with the following stockholder-approved non-employee director compensation policy:

•	Cash retainer of $80,000, payable quarterly in arrears;

•	upon becoming a member of our board of directors, a one-time grant of restricted stock units having a grant date fair market value equal to $100,000, which will be converted into the number of restricted stock units to be granted based on the average closing price of our common stock over the 30 calendar day period ending on the last business day before the grant date and vest 100% on the first anniversary of the director’s start date or earlier upon the occurrence of a change of control; and

•	an annual grant of restricted stock units having a grant date fair market value equal to $100,000 to be granted on the first business day following our annual meeting of stockholders and which will be converted into the number of restricted stock units to be granted based on the average closing price of our common stock over the 30 calendar day period ending on the last business day before the grant date and vest 100% on the business day immediately preceding our next annual meeting of stockholders.

Our directors will not be paid any fees for attending meetings. However, our directors will be reimbursed for travel and lodging expenses associated with attendance at board or committee meetings.

PRINCIPAL STOCKHOLDERS

The following table and accompanying footnotes set forth information with respect to the beneficial ownership of our common stock as of March 31, 2018 by (1) each individual or entity known by us to beneficially own more than 5% of our outstanding common stock, (2) each of our named executive officers, (3) each of our directors and (4) all of our directors and our executive officers as a group. The beneficial ownership information presented below gives effect to Class A Equity Conversion, the Class B Equity Conversion and the IPO Equity Grant based upon the mid-point of the estimated offering price range set forth on the cover page of this prospectus, each of which will occur in connection with the completion of this offering. The actual number of stock options issued in the Class B Equity Conversion and the IPO Equity Grant will be dependent upon the actual price of the shares sold in this offering. The beneficial ownership information presented below includes only such stock options issued in the Class B Equity Conversion and the IPO Equity Grant that will vest within 60 days and does not include any such stock options issued in the Class B Equity Conversion and the IPO Equity Grant that will vest outside of such 60-day period.

A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days.

To our knowledge, unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to their beneficially owned common stock.

Securities subject to option grants that have vested or will vest within 60 days are deemed outstanding for calculating the percentage ownership of the person holding the options, but are not deemed outstanding for calculating the percentage ownership of any other person.

The percentages of shares outstanding provided in the tables are based on 77,048,988 shares of our common stock, par value $0.01 per share, outstanding as of March 31, 2018.

Except as otherwise indicated in the footnotes below, the address of each beneficial owner is c/o BrightView Holdings, Inc., 401 Plymouth Road, Suite 500, Plymouth Meeting, Pennsylvania 19462.

	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After the Offering
			Assuming No Exercise of the Underwriters’ Option	Assuming Full Exercise of the Underwriters’ Option
Name of Beneficial Owner	Number(1)	Percentage of Total Common Stock	Percentage of Total Common Stock	Percentage of Total Common Stock
Greater than 5% Stockholders:
Investment funds affiliated with the KKR Sponsor (2)	58,418,246	75.8%	%	%
Investment funds affiliated with MSD Partners, L.P. (3)	13,630,362	17.7%	%	%
Named Executive Officers and Directors:
Andrew V. Masterman		*	*	*
John A. Feenan		*	*	*
Jeffery R. Herold		*	*	*
Thomas C. Donnelly		*	*	*
Jonathan M. Gottsegen		*	*	*
James R. Abrahamson		*	*	*
David R. Caro (4)		*	*	*
Paul E. Raether (5)		*	*	*
Richard W. Roedel		*	*	*
Joshua T. Weisenbeck (5)		*	*	*
All directors and executive officers as a group (11 persons)			%	%

*	Less than one percent.
(1)	The number of shares reported includes shares covered by options that are exercisable within 60 days.
(2)	Represents shares directly owned by KKR BrightView Aggregator L.P. KKR BrightView Aggregator GP LLC, as the general partner of KKR BrightView Aggregator L.P., KKR North America Fund XI L.P., as the sole member of KKR BrightView Aggregator GP LLC, KKR Associates North America XI L.P., as the general partner of KKR North America Fund XI L.P., KKR North America XI Limited, as the general partner of KKR Associates North America XI L.P., KKR Fund Holdings L.P., as the sole shareholder of KKR North America XI Limited, KKR Fund Holdings GP Limited, as a general partner of KKR Fund Holdings L.P., KKR Group Holdings L.P., as the sole shareholder of KKR Fund Holdings GP Limited and a general partner of KKR Fund Holdings L.P., KKR Group Limited, as the general partner of KKR Group Holdings L.P., KKR & Co. L.P., as the sole shareholder of KKR Group Limited, KKR Management LLC, as the general partner of KKR & Co. L.P., and Messrs. Henry R. Kravis and George R. Roberts, as the designated members of KKR Management LLC, may be deemed to be the beneficial owners having shared voting and investment power with respect to the shares directly owned by KKR BrightView Aggregator L.P. The principal business address of each of the entities and persons identified in this paragraph, except Mr. Roberts, is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, Suite 4200, New York, NY 10019. The principal business address for Mr. Roberts is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025. Each of Messrs. Raether and Weisenbeck is a member of our Board of Directors and serves as an executive of Kohlberg Kravis Roberts & Co. L.P. and/or one or more of its affiliates. Each of Messrs. Kravis, Roberts, Raether and Weisenbeck disclaims beneficial ownership of the shares held by KKR BrightView Aggregator L.P. The principal business address of each of Messrs. Raether and Weisenbeck is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, New York, New York 10019.
(3)

Represents shares directly owned by MSD Valley Investments LLC. MSD Partners is the manager of, and may be deemed to beneficially own securities beneficially owned by, MSD Valley Investments, LLC. MSD Partners (GP), LLC, or MSD GP, is the general partner of, and may be deemed to beneficially own securities beneficially owned by, MSD Partners. Each of Glenn R. Fuhrman, John C. Phelan and Marc R. Lisker is a

manager of, and may be deemed to beneficially own securities beneficially owned by, MSD GP. The principal business address of each of the entities and persons identified in this paragraph is c/o MSD Partners, L.P., 645 Fifth Avenue, 21st Floor, New York, NY 10022.
(4)	Mr. Caro is an employee of MSD Partners, L.P. and disclaims beneficial ownership of the shares owned by entities affiliated with MSD Partners, L.P. The principal business address of Mr. Caro is c/o MSD Partners, L.P., 645 Fifth Avenue, 21st Floor, New York, NY 10022.
(5)	The principal business address of each of Messrs. Raether and Weisenbeck is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, New York, New York 10019.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Stockholders Agreement

In connection with this offering, we intend to enter into a stockholders agreement with the Sponsors. This agreement will grant the Sponsors the right to nominate to our Board of Directors a number of designees equal to: (A) in the case of private equity funds managed by MSD Partners, one director so long as such funds and its affiliates collectively beneficially own at least 50% of the shares of our common stock they hold upon the completion of this offering and (B) in the case of affiliates of KKR Sponsor, (i) at least a majority of the total number of directors comprising our Board of Directors at such time as long as affiliates of KKR Sponsor beneficially own at least 50% of the outstanding shares of our common stock; (ii) at least 40% of the total number of directors comprising our Board of Directors at such time as long as affiliates of KKR Sponsor beneficially own at least 40% but less than 50% of the outstanding shares of our common stock; (iii) at least 30% of the total number of directors comprising our Board of Directors at such time as long as affiliates of KKR Sponsor beneficially own at least 30% but less than 40% of the outstanding shares of our common stock; (iv) at least 20% of the total number of directors comprising our Board of Directors at such time as long as affiliates of KKR Sponsor beneficially own at least 20% but less than 30% of the outstanding shares of our common stock; and (v) at least 10% of the total number of directors comprising our Board of Directors at such time as long as affiliates of KKR Sponsor beneficially own at least 5% but less than 20% of the outstanding shares of our common stock. For purposes of calculating the number of directors that affiliates of KKR Sponsor are entitled to nominate pursuant to the formula outlined above, any fractional amounts would be rounded up to the nearest whole number and the calculation would be made on a pro forma basis, taking into account any increase in the size of our Board of Directors (e.g., one and one quarter (1 1⁄4 ) directors shall equate to two directors). In addition, in the event a vacancy on the Board of Directors is created by the death, disability, retirement or resignation of a Sponsor director designee, private equity funds managed by MSD Partners or affiliates of KKR Sponsor, as applicable, who designated such director shall, to the fullest extent permitted by law, have the right to have the vacancy filled by a new Sponsor director-designee.

The stockholders agreement will grant to affiliates of KKR Sponsor certain governance rights, for as long as affiliates of KKR Sponsor maintain ownership of at least 25% of our outstanding common stock, including rights of approval over certain corporate and other transactions such as mergers or other transactions involving a change in control and certain rights regarding the appointment of our chief executive officer. In addition the stockholders agreement will grant affiliates of MSD Partners certain governance rights, for as long as affiliates of MSD Partners maintain ownership of at least 5% of our outstanding common stock, including rights of approval over any redemption, acquisition or other purchase of any shares of equity securities of the Company from affiliates of KKR Sponsor other than on a pro rata basis or any transaction between us and affiliates of KKR Sponsor, with certain exceptions.

Following this offering, affiliates of KKR Sponsor will be entitled to nominate a majority of the total number of directors comprising our Board of Directors. However, affiliates of KKR Sponsor intend to only nominate two directors to our Board of Directors immediately following this offering. In the future, affiliates of KKR Sponsor may, at its discretion, elect to nominate the maximum number of directors it is entitled to nominate under the stockholders agreement.

Amended Parent Limited Partnership Agreement

In connection with this offering and the Class A Equity Conversion, the Second Amended and Restated Limited Partnership Agreement of Parent L.P., or the Parent Limited Partnership Agreement, will be amended to survive this offering and the dissolution of Parent L.P. following the Class A Equity Conversion. As amended, BrightView will serve as successor to BrightView GP I, LLC, the general partner of the Parent L.P., and any terms referencing Parent L.P. or securities of Parent L.P. will be deemed to reference BrightView or securities of BrightView, respectively. The as amended Parent Limited Partnership Agreement, or Amended Parent Limited

Partnership Agreement, will preserve certain rights of the limited partners party to the Parent Limit Partnership Agreement that under the terms of the Parent Limited Partnership Agreement were intended to survive an initial public offering by Parent L.P. or any of its subsidiaries. Such rights include certain registration rights, preemptive rights, tag-along rights and drag-along rights for stockholders party to the Parent Limited Partnership Agreement, each of which is described further below.

Registration Rights

Subject to certain conditions, the Amended Parent Limited Partnership Agreement provides the KKR Sponsor and its affiliates with an unlimited number of “demand” registrations. Eligible holders that acquired interests in Parent L.P. in connection with the ValleyCrest Acquisition (such holders, including MSD Partners, being referred to herein as the “ValleyCrest Holders”), may after the fourth anniversary of the completion of this offering request that the Company file a shelf registration statement, so long as such eligible holder holds at least 7.5% of our outstanding common stock at the time of such request. Under the Amended Parent Limited Partnership Agreement, all holders of registrable securities party thereto are provided with customary “piggyback” registration rights following an initial public offering, with certain exceptions. The Amended Parent Limited Partnership Agreement also provides that we will pay certain expenses of these holders relating to such registrations and indemnify them against certain liabilities which may arise under the Securities Act. The “piggyback” registration right of our directors, senior executive officers and other employees party to the Amended Parent Limited Partnership Agreement (such stockholders being referred to herein as the “Management Stockholders”), will terminate upon the earlier of a Change of Control (as defined in the Amended Parent Limited Partnership Agreement) and an underwritten offering of our common stock, registered under the Securities Act, in which the KKR Sponsor or its affiliates receive aggregate proceeds of at least $50 million, net of underwriting discounts, fees of counsel, consultants and advisors or any similar fees (such offering being referred to herein as a “Qualified Public Offering”).

Transfer Restrictions

The Amended Parent Limited Partnership Agreement imposes restrictions on transfers of shares of our common stock held by the stockholders party thereto. Management Stockholders are generally prohibited from transferring their shares prior to the earlier of (i) the second anniversary of the completion of this offering and (ii) the date on which the KKR Sponsor or its affiliates sell at least 50% of the shares of our common stock that were converted from the interests the KKR Sponsor acquired in connection with the KKR Acquisition. However, these transfer restrictions, with respect to the shares held by Management Stockholders, terminate upon the earlier of a Change of Control (as defined in the Amended Parent Limited Partnership Agreement) and a Qualified Public Offering.

The ValleyCrest Holders are generally prohibited from transferring their shares prior to the fourth anniversary of the completion of this offering; provided, however, after the second anniversary of the completion of this offering such stockholders may transfer shares subject to certain volume limitations contained in Rule 144 of the Securities Act. However, shares held by any stockholder party to the Amended Parent Limited Partnership Agreement may be transferred (i) pursuant to an effective registration statement under the Securities Act filed by the Company in accordance with the Amended Parent Limited Partnership Agreement and upon the proper exercise of certain “piggyback” registration rights (described above), (ii) certain transfers to certain family members (as specified in the Amended Parent Limited Partnership Agreement) of a stockholder or a stockholder’s trust in accordance with the Amended Parent Limited Partnership Agreement, (iii) transfers approved by our Board of Directors in writing (such approval being in the sole discretion of our Board of Directors) or (iv) in connection with the exercise of the rights described herein. Shares held by the KKR Sponsor or its affiliates will not be restricted from being transferred under the Amended Parent Limited Partnership Agreement.

Preemptive Rights

In connection with an issuance of equity securities to the KKR Sponsor or its affiliates, the Amended Parent Limited Partnership Agreement grants the ValleyCrest Holders and certain individuals party thereto the right to purchase such securities at the same price and on the same terms as the equity securities to be offered to the KKR Sponsor or its affiliate.

In connection with an issuance of debt securities by the Company, whereby the KKR Sponsor or its affiliates hold at least 30% of the debt securities offered in such transaction after the underwriting and syndication of the offering, the Amended Parent Limited Partnership Agreement grants the ValleyCrest Holders the right to purchase such debt securities at the same price and on the same terms as the debt securities acquired by the KKR Sponsor or its affiliates.

These preemptive rights terminate upon the earlier of a Change of Control (as defined in the Amended Parent Limited Partnership Agreement) and a Qualified Public Offering.

Tag-Along and Drag-Along Rights

The Amended Parent Limited Partnership Agreement grants the stockholders party to the Amended Parent Limited Purchase Agreement the right to participate in certain sales of shares of our common stock by the KKR Sponsor or its affiliates (such right being referred to herein as the “Tag-Along Right”), and requires such stockholders to participate in any such sale if so elected by the KKR Sponsor or its affiliates in the event that they are proposing to sell stock in a transaction that would constitute a Change in Control (as defined in the Amended Parent Limited Partnership Agreement) (such right being referred to herein as the “Drag-Along Right”). The Tag-Along rights described above terminate upon the earlier of a Change of Control (as defined in the Amended Parent Limited Partnership Agreement) and a Qualified Public Offering; provided, however, with respect to the ValleyCrest Holders, such rights terminate only after the fourth anniversary of the completion of this offering. The Drag-Along Rights described above terminate upon the earlier of a Change of Control (as defined in the Amended Parent Limited Partnership Agreement) and a Qualified Public Offering.

Management Stockholders’ Right to Cause Repurchases and Redemptions

The Amended Parent Limited Partnership Agreement also provides for Management Stockholders’ ability to cause us to repurchase their outstanding stock and vested options in the event of their termination without cause, resignation or death or disability. Pursuant to the Amended Parent Limited Partnership Agreement, Management Stockholders, in the aggregate, may only cause the Company to repurchase shares in an aggregate amount of $2.5 million in any twelve month period in connection with resignations without “Good Reason” (as defined in the Amended Parent Limited Partnership Agreement). The Amended Parent Limited Partnership Agreement also provides for our ability to cause a Management Stockholder to sell his or her stock or options back to the Company upon certain termination events. Our right to cause a Management Stockholder to sell his or her options back to the Company and Management Stockholders’ ability to cause us to repurchase their outstanding stock and vested options, as described above, each terminate upon the earlier of a Change of Control (as defined in the Amended Parent Limited Partnership Agreement) and a Qualified Public Offering.

Monitoring Agreement

In connection with the ValleyCrest Acquisition, we entered into a monitoring agreement, or the Monitoring Agreement, with the Sponsors pursuant to which the Sponsors provide management and advisory services to us and receive fees and reimbursements of related out-of-pocket expenses. The Monitoring Agreement terminates automatically upon the consummation of an initial public offering, including this offering, unless we elect otherwise. In the event of such a termination, we would be required to pay to each of the Sponsors a termination fee based on the net present value of future payment obligations through December 31, 2023 under the Monitoring Agreement. In connection with this offering, the Monitoring Agreement will terminate automatically in accordance with its terms and we expect to pay termination fees of approximately $7.6 million and $3.4 million to KKR Sponsor and MSD Capital, respectively.

We paid management and/or advisory fees of $1.5 million to KKR Sponsor and $643,400 to MSD Capital in fiscal year 2015, $2.2 million to KKR Sponsor and $611,000 to MSD Capital in fiscal year 2016, $1.5 million to KKR Sponsor and $431,500 to MSD Capital in fiscal 2017 and $1.0 million to KKR Sponsor and $303,358 to MSD Capital for the six months ended March 31, 2018.

Indemnification Agreement

In connection with the ValleyCrest Acquisition, we entered into an indemnification agreement, or the Indemnification Agreement, with the Sponsors, whereby the parties agreed to customary exculpation and indemnification provisions in favor of the Sponsors in connection with certain transactions, including in connection with the services provided under the Monitoring Agreement and transaction fee agreements.

Relationship with KKR Capital Markets

Since the KKR Acquisition in 2013, KKR Corporate Lending LLC, an affiliate of KKR Capital Markets LLC, has been a participating lender under our Revolving Credit Facility, and has received interest payments of approximately $29,100, $42,300, $36,200 and $18,670 for the years ended December 31, 2015 and 2016, the nine months ended September 30, 2017 and the six months ended March 31, 2018, respectively. As of March 31, 2018, KKR Corporate Lending LLC continued to be a participating lender under the Company’s revolving credit facility.

Relationship with KKR Capstone

We have utilized and may continue to utilize KKR Capstone Americas LLC and/or its affiliates, or KKR Capstone, a consulting company that works exclusively with KKR & Co.’s portfolio companies for consulting services, and have paid to KKR Capstone related fees and expenses. KKR Capstone is not a subsidiary or affiliate of KKR & Co. KKR Capstone operates under several consulting agreements with KKR & Co. and uses the “KKR” name under license from KKR & Co.

Transactions with Directors and Officers

In addition, we have certain agreements with our directors and officers which are described in the sections entitled “Management—Director Compensation” and “Management—Executive Compensation.”

We intend to enter into indemnification agreements with our directors and certain officers. These agreements and our amended and restated bylaws will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. The indemnification provided under the indemnification agreements will not be exclusive of any other indemnity rights. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors and officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable. There is currently no pending material litigation or proceeding involving any of our directors or officers for which indemnification is sought.

In September 2017 the company loaned Andrew V. Masterman, our Chief Executive Officer, $283,600 to fund certain tax obligations related to the vesting of LP units of Parent L.P. previously granted to Mr. Masterman. The loan bore interest at 1.29% per annum. Mr. Masterman repaid the loan in full in March 2018.

Thomas C. Donnelly, President, Landscape Development, and a family trust of which Mr. Donnelly is a trustee, which we refer to as the Donnelly Family Trust, hold interests in certain limited partnerships and limited liability companies that had owned 11 properties that, prior to the ValleyCrest Acquisition, were leased to

ValleyCrest for use as branch offices. Following the ValleyCrest Acquisition, we continued to lease such properties from these entities and use them as branch offices. In connection with such leases, we made rental payments of approximately $1.5 million, $1.5 million, $1.0 million and $55,171 for the years ended December 31, 2015 and 2016, the nine months ended September 30, 2017 and the six months ended March 31, 2018, respectively, of which Mr. Donnelly and the Donnelly Family Trust received, in aggregate, approximately $48,200, $47,500, $45,700 and $2,332, respectively. In October 2017, we acquired nine such properties for an aggregate purchase price of $15.6 million, of which Mr. Donnelly and the Donnelly Family Trust received, in aggregate, approximately $444,100. Additionally, in connection with such acquisitions we have agreed to purchase a property we had previously leased from a limited liability company, in which Mr. Donnelly and the Donnelly Family Trust hold an interest, for $1.4 million, of which Mr. Donnelly and the Donnelly Family Trust would receive approximately $81,500. We expect to consummate this acquisition in the foreseeable future.

We previously hired from time to time a construction company owned by Mr. Donnelly’s sister-in-law to perform certain construction work as a subcontractor. The subcontractor was generally engaged on a project by project basis following a bidding process that included other providers. In February 2017, the business relationship was discontinued. Aggregate payments for work performed were approximately $69,300, $1.7 million and $951,900 for the years ended December 31, 2015 and 2016 and the nine months ended September 30, 2017, respectively.

Mr. Donnelly’s son-in-law, Kristopher Kaufman, is employed by the company as a client sales representative for Development Services. Mr. Kaufman is not directly supervised by Mr. Donnelly and his compensation is commensurate with that of his peers. For the nine months ended September 30, 2017, his total compensation, including salary, commissions and other benefits, totaled approximately $141,100.

Related Persons Transaction Policy

In connection with the formation of our audit committee, we will adopt a written charter governing such committee, pursuant to which, among other things, our audit committee will review and approve all material related party transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect upon the consummation of this offering, the forms of which are filed as exhibits to the registration statement of which this prospectus is a part.

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the DGCL. Upon the consummation of this offering, our authorized capital stock will consist of 500,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. No shares of preferred stock will be issued or outstanding immediately after the public offering contemplated by this prospectus. Unless our Board of Directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors, subject to certain limitations. The holders of our common stock do not have cumulative voting rights in the election of directors. Upon our liquidation, dissolution or winding up or the sale of all or substantially all of our assets and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive our remaining assets available for distribution on a pro rata basis. Holders of our common stock do not have preemptive, subscription, redemption or conversion rights. The common stock will not be subject to further calls or assessment by us. There will be no redemption or sinking fund provisions applicable to the common stock. All shares of our common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may authorize and issue in the future.

Preferred Stock

Our amended and restated certificate of incorporation will authorize our Board of Directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by the NYSE, the authorized shares of preferred stock will be available for issuance without further action by you. Our Board of Directors is able to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series, which our Board of Directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of you might believe to be in your best interests or in which you might receive a premium for your common stock over the market price of the common stock. Additionally, the issuance of preferred stock may adversely affect the holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equal the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Declaration and payment of any dividend will be subject to the discretion of our Board of Directors. The time and amount of dividends will be dependent upon our financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs and restrictions in our debt instruments, industry trends, the provisions of Delaware law affecting the payment of dividends to stockholders and any other factors our Board of Directors may consider relevant.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law

Our amended and restated certificate of incorporation, amended and restated bylaws and the DGCL, which are summarized in the following paragraphs, contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our Board of Directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of our company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider is in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NYSE, which would apply if and so long as our common stock remains listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

Our Board of Directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our Board of Directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Business Combinations

We have opted out of Section 203 of the DGCL; however, our amended and restated certificate of incorporation will contain similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•	at or subsequent to that time, the business combination is approved by our Board of Directors and by the affirmative vote of holders of at least 66 2⁄3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring our company to negotiate in advance with our Board of Directors because the stockholder approval requirement would be avoided if our Board of Directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our Board of Directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Our amended and restated certificate of incorporation will provide that the Sponsors and their affiliates and any of their respective direct or indirect transferees and any group as to which such persons are a party do not constitute “interested stockholders” for purposes of this provision.

Removal of Directors; Vacancies

Subject to the rights granted to the Sponsors and their affiliates under the stockholders agreement to be entered into in connection with this offering, our amended and restated certificate of incorporation provides that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class; provided, however, at any time when the Sponsors and their affiliates beneficially own, in the aggregate, less than 40% of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors, directors may be removed with or without cause, only by the affirmative vote of holders of at least 66 2⁄3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class. In addition, our amended and restated certificate of incorporation and our amended and restated bylaws will also provide that, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted to the Sponsors under the stockholders agreement to be entered into in connection with this offering, any vacancies on our Board of Directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director or by the stockholders; provided, however, at any time when the Sponsors and their affiliates beneficially own, in the aggregate, less than 40% of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors, any newly created directorship on the Board of Directors that results from an increase in the number of directors and any vacancy occurring on the Board of Directors may only be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director (and not by the stockholders).

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation will not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors will be able to elect all our directors.

Special Stockholder Meetings

Our amended and restated certificate of incorporation will provide that special meetings of our stockholders may be called at any time only by or at the direction of the Board of Directors or the chairman of the Board of Directors; provided, however, that the Sponsors and their affiliates are permitted to call special meetings of our stockholders for so long as they hold, in the aggregate, at least 40% of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors. Our amended and restated bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Requirements for Advance Notification of Director Nominations and Stockholder Proposals

Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board of Directors or a committee of the Board of Directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws will also specify requirements as to the form and content of a stockholder’s notice. These notice requirements will not apply to the Sponsors and their affiliates for as long as the stockholders agreement to be entered into in connection with this offering is in effect and/or the Sponsors and their affiliates hold, in the aggregate, at least 40% of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors.

Our amended and restated bylaws will allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions will not apply to the Sponsors and their affiliates for as long as the stockholders agreement to be entered into in connection with this offering is in effect and/or the Sponsors and their affiliates hold, in the aggregate, at least 40% of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors. These provisions may defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of our company.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will preclude stockholder action by written consent once the Sponsors and their affiliates beneficially own, in the aggregate, less than 40% of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors.

Supermajority Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the Board of Directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our amended and restated bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation. For as long as the Sponsors and their affiliates own, in the aggregate, at least 40% of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors, any amendment, alteration, change, addition, rescission or repeal of our amended and restated bylaws by our stockholders will require the affirmative vote of a majority in voting power of the outstanding shares of our stock entitled to vote thereon, voting together as a single class. At any time when the Sponsors and their affiliates beneficially own, in the aggregate, less than 40% of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors, any amendment, alteration, change, addition, rescission or repeal of our amended and restated bylaws by our stockholders will require the affirmative vote of the holders of at least 66 2⁄3% in voting power of all the then-outstanding shares of stock entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

Our amended and restated certificate of incorporation will provide that once the Sponsors and their affiliates own less than 40% of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors, the following provisions in our amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2⁄3% in the voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class:

•	the provision requiring a 66 2⁄3% supermajority vote for stockholders to amend our amended and restated bylaws;

•	the provisions regarding resignation and removal of directors;

•	the provisions regarding competition and corporate opportunities;

•	the provisions regarding entering into business combinations with interested stockholders;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions regarding filling vacancies on our Board of Directors and newly created directorships;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

•	the amendment provision requiring that the above provisions be amended only with a 66 2⁄3% supermajority vote.

The combination of the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our Board of Directors as well as for another party to obtain control of us by replacing our Board of Directors. Because our Board of Directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

These provisions may have the effect of deterring hostile takeovers, delaying, or preventing changes in control of our management or our company, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our Board of Directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Exclusive Forum

Our amended and restated certificate of incorporation will provide, subject to limited exceptions, that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of our company, (ii) action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee or stockholder of our company to the Company or our stockholders, creditors or other constituents, (iii) action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) action asserting a claim against the Company or any director or officer of the Company governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Our amended and restated certificate of incorporation further provides that, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the United States federal securities laws. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of our company shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. However, the enforceability of similar forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be unenforceable.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Subject to the stockholders agreement and the Amended Parent Limited Partnership Agreement, to be entered into in connection with this offering, our amended and restated certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, none of the Sponsors or any of their affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that the Sponsors or any of their affiliates or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation will include a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Our amended and restated bylaws will provide that we must generally indemnify, and advance expenses to, our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We also intend to enter into indemnification agreements with our directors and certain officers, which agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

Listing

We have applied to have our common stock approved for listing on the NYSE under the symbol “BV.”

SHARES ELIGIBLE FOR FUTURE SALE

General

Prior to this offering, there has not been a public market for our common stock, and we cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock, including shares issued upon the exercise of outstanding options, in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our common stock to decline.”

Upon the consummation of this offering, we will have a total of                  shares of common stock outstanding (or              shares if the underwriters exercise in full their option to purchase additional shares). In addition, options to purchase an aggregate of approximately              shares of our common stock will be outstanding as of the consummation of this offering based on the mid-point of the estimated offering price range set forth on the cover page of this prospectus. The final number of stock options and shares of common stock (a portion of which will be subject to vesting) issued in the Class B Equity Conversion and the IPO Equity Grant, as applicable, is dependent on the price of the shares sold in this offering. Of the outstanding shares, the                  shares sold in this offering (or                  shares if the underwriters exercise in full their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144, including our directors, executive officers and other affiliates (including affiliates of KKR Sponsor and affiliates of MSD Partners), may be sold only in compliance with the limitations described below.

The                  shares of common stock held by affiliates of KKR Sponsor, affiliates of MSD Partners and certain of our directors and executive officers after this offering, representing     % of the total outstanding shares of our common stock following this offering, will be deemed “restricted securities” under the meaning of Rule 144 and may be sold in the public market only if registered under the Securities Act or if an exemption from registration is available, including the exemptions pursuant to Rule 144 and Rule 701 under the Securities Act, which we summarize below. The Amended Parent Limited Partnership Agreement imposes significant restrictions on transfers of shares of our common stock held by holders of substantially all of our common stock prior to this offering (other than affiliates of the KKR Sponsor). See “Certain Relationships and Related Party Transactions—Amended Parent Limited Partnership Agreement.” In addition,                  shares of our common stock will be authorized and reserved for issuance in relation to potential future awards under our 2018 Omnibus Incentive Plan and              shares of our common stock will be authorized and reserved for issuance under our ESPP, each of which will be adopted in connection with this offering.

Rule 144

In general, under Rule 144, as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person (or persons whose shares are aggregated) who is not deemed to be or have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of a prior owner other than an affiliate, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares of our common stock on behalf of our affiliates, who have met the six month holding period for beneficial ownership of “restricted shares” of our common stock, are entitled to sell upon the expiration of the lock-up agreements described below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering (or shares if the underwriters exercise in full their option to purchase additional shares); or

•	the average reported weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our common stock after this offering because a great supply of shares would be, or would be perceived to be, available for sale in the public market.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who received shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering are entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, in the case of affiliates, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, holding period, volume limitation or notice filing requirements of Rule 144.

Lock-Up Agreements

In connection with this offering, we, our directors and executive officers and the Sponsors will sign lock-up agreements with the underwriters that will, subject to certain exceptions, restrict the disposition of, or hedging with respect to, the shares of our common stock or securities convertible into or exchangeable for shares of our common stock, each held by them, during the period ending 180 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters. See “Underwriting (Conflicts of Interest)” for a description of these lock-up agreements. Additionally, the holders of substantially all of our outstanding common stock prior to this offering (other than affiliates of the KKR Sponsor) will be subject to agreements that will, subject to certain exceptions, restrict the disposition of, or hedging with respect to, the shares of our common stock or securities convertible into or exchangeable for shares of our common stock. See “Certain Relationships and Related Party Transactions—Amended Parent Limited Partnership Agreement.”

Registration Rights

For a description of rights some holders of common stock have to require us to register the shares of common stock they own, see “Certain Relationships and Related Party Transactions—Amended Parent Limited Partnership Agreement.” Registration of these shares under the Securities Act would result in these shares becoming freely tradable immediately upon effectiveness of such registration.

Following completion of this offering, the shares of our common stock covered by registration rights would represent approximately     % of our outstanding common stock (or     %, if the underwriters exercise in full their option to purchase additional shares). These shares also may be sold under Rule 144 under the Securities Act, depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates and restrictions in the Amended Parent Limited Partnership Agreement.

Registration Statement on Form S-8

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all of the shares of common stock subject to outstanding stock options and the shares of common stock subject to issuance under our 2018 Omnibus Incentive Plan and our ESPP, each of which will be adopted in connection with this offering. We expect to file these registration statements as promptly as possible after the completion of this offering. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market, subject to vesting or transfer restrictions that may be applicable to such awards. We expect that the initial registration statement on Form S-8 relating to our 2018 Omnibus Incentive Plan and our ESPP, each of which will be adopted in connection with this offering, will cover                  shares.

MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES

TO NON-U.S. HOLDERS

The following is a summary of the material United States federal income and estate tax consequences of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder (as defined below).

A “non-U.S. holder” means a beneficial owner of our common stock (other than an entity treated as a partnership for United States federal income tax purposes) that is not, for United States federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, it does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, foreign pension fund, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the purchase, ownership and disposition of our common stock, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

Dividends

In the event that we make a distribution of cash or other property (other than certain pro rata distributions of our stock) in respect of our common stock, the distribution generally will be treated as a dividend for United States federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital, causing a reduction in the adjusted tax basis of a non-U.S. holder’s common stock, and to the extent the amount of the distribution exceeds a non-U.S. holder’s adjusted tax basis in our common stock, the excess will be treated as gain from the disposition of our common stock (the tax treatment of which is discussed below under “—Gain on Disposition of Common Stock”).

Dividends paid to a non-U.S. holder generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to provide the applicable withholding agent with a properly executed Internal Revenue Service, or the IRS, Form W-BEN or Form W-8BEN-E (or other applicable form) certifying under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder eligible for a reduced rate of United States federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

Subject to the discussion of backup withholding and FATCA below, any gain realized by a non-U.S. holder on the sale or other disposition of our common stock generally will not be subject to United States federal income or withholding tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes and certain other conditions are met.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the gain derived from the sale or other disposition in the same manner as if the non-U.S. holder were a United States person as defined under the Code. In addition, if any non-U.S. holder described in the first bullet point immediately above is a foreign corporation, the gain realized by such non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other disposition, which gain may be offset by United States source capital losses even though the individual is not considered a resident of the United States.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for United States federal income tax purposes). We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.

Federal Estate Tax

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Distributions paid to a non-U.S. holder and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will not be subject to backup withholding on dividends received if such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of our common stock made within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the IRS.

Additional Withholding Requirements

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% United States federal withholding tax may apply to any dividends paid on our common stock and, for a disposition of our common stock occurring after December 31, 2018, the gross proceeds from such disposition, in each case paid to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. You should consult your own tax advisors regarding these requirements and whether they may be relevant to your ownership and disposition of our common stock.

UNDERWRITING (Conflicts of Interest)

Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are acting as the representatives of the underwriters.

Underwriter	Number of Shares
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
KKR Capital Markets LLC
UBS Securities LLC
Robert W. Baird & Co. Incorporated
Credit Suisse Securities (USA) LLC
Macquarie Capital (USA) Inc.
Jefferies LLC
Mizuho Securities USA LLC
Morgan Stanley & Co. LLC
RBC Capital Markets, LLC
Nomura Securities International, Inc.
Stifel, Nicolaus & Company, Incorporated
William Blair & Company, L.L.C.
Moelis & Company LLC
SMBC Nikko Securities America, Inc.

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Underwriting Discount

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $              per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the initial public offering price, underwriting discount, and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Initial public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $         million and are payable by us. The underwriters have agreed to reimburse us for certain expenses in connection with this offering. We have agreed to reimburse the underwriters for expenses relating to clearing of this offering with FINRA in an amount up to $35,000.

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to an additional                  shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our directors and executive officers and the Sponsors will agree, for 180 days after the date of this prospectus, without first obtaining the written consent of representatives of the underwriters, not to directly or indirectly, subject to certain exceptions:

•	offer, sell, contract to sell, or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition of) any shares of our capital stock or any securities convertible into, or exercisable or exchangeable for such capital stock;

•	publicly file or participate in the public filing of a registration statement with the SEC in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act and related rules and regulations, any shares of our capital stock or any securities convertible into, or exercisable or exchangeable for such capital stock; or

•	publicly announce an intention to effect any such transaction.

This agreement does not apply to any existing employee benefit plans. The representatives of the underwriters may, in their sole discretion and at any time or from time to time before the termination of the 180-day period release all or any portion of the securities subject to lock-up agreements. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Listing

We have applied to have our common stock approved for listing on the NYSE under the symbol “BV.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the underwriters. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the underwriters believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, our past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after this offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the underwriters may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the other underwriters have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financial and brokerage activities.

Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses. Goldman Sachs & Co. LLC and KKR Capital Markets LLC, or their respective affiliates, serve as joint lead arrangers and bookrunners under the First Lien Credit Agreement and the Second Lien Credit Agreement. As of March 31, 2018, affiliates of certain of the underwriters held a portion of the outstanding indebtedness under the First Lien Credit Agreement and/or the Second Lien Credit Agreement and, as a result, will receive a portion of the proceeds from this offering. In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Conflicts of Interest

Affiliates of KKR Sponsor beneficially own (through investment in KKR BrightView Aggregator L.P.) in excess of 10% of our issued and outstanding common stock. Because KKR Capital Markets LLC, an affiliate of KKR Sponsor, is an underwriter in this offering and its affiliates own in excess of 10% of our issued and outstanding common stock, KKR Capital Markets LLC is deemed to have a “conflict of interest” under Rule 5121. Accordingly, this offering is being made in compliance with the requirements of Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as the member primarily responsible for managing the public offering does not have a conflict of interest, is not an affiliate of any member that has a conflict of interest and meets the requirements of paragraph (f)(12)(E) of Rule 5121. KKR Capital Markets LLC will not confirm sales of the securities to any account over which it exercises discretionary authority without the specific written approval of the account holder.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), an offer to the public of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our common stock may be made at any time under the following exemptions under the Prospectus Directive:

a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common stock to be offered so as to enable an investor to decide to purchase our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended), including by Directive 2010/73/EU and includes any relevant implementing measure in the Relevant Member State.

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

In the United Kingdom, this prospectus is only addressed to and directed as qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or relay on this prospectus or any of its contents.

Canada

The common stock may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the common stock must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The common stock may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or Companies (Winding Up and

Miscellaneous Provisions) Ordinance, or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or Securities and Futures Ordinance, or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common stock may not be circulated or distributed, nor may the common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the common stock under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore, or Regulation 32.

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the common stock under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The common stock has not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The common stock may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Bermuda

THIS REGISTRATION STATEMENT IS NOT SUBJECT TO AND HAS NOT RECEIVED APPROVAL FROM EITHER THE BMA OR THE REGISTRAR OF COMPANIES IN BERMUDA AND NO STATEMENT TO THE CONTRARY, EXPLICIT OR IMPLICIT, IS AUTHORIZED TO BE MADE IN THIS REGARD. NO SHARES MAY BE OFFERED OR SOLD IN BERMUDA UNLESS IN COMPLIANCE WITH THE PROVISIONS OF THE INVESTMENT BUSINESS ACT 2003 OF BERMUDA (AS AMENDED). ADDITIONALLY, NON-BERMUDIAN PERSONS MAY NOT CARRY ON OR ENGAGE IN ANY TRADE OR BUSINESS IN BERMUDA UNLESS SUCH PERSONS ARE AUTHORIZED TO DO SO UNDER APPLICABLE BERMUDA LEGISLATION. ENGAGING IN THE ACTIVITY OF OFFERING OR MARKETING THE SECURITIES BEING OFFERED TO PERSONS IN BERMUDA MAY BE DEEMED TO BE CARRYING ON BUSINESS IN BERMUDA.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. Certain legal matters in connection with the offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

Certain partners of Simpson Thacher & Bartlett LLP, members of their respective families, related persons, and others have an indirect interest, through limited partnerships that are investors in funds affiliated with KKR & Co., in less than 1% of our common stock.

EXPERTS

The consolidated financial statements as of September 30, 2017 and December 31, 2016, and for the nine months ended September 30, 2017, and the twelve months ended December 31, 2016 and December 31, 2015, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the Registration Statement. Such consolidated financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus is a part of the registration statement and does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement and its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and in each instance that a copy of such contract, agreement or document has been filed as an exhibit to the registration statement, we refer you to the copy that we have filed as an exhibit.

We will file annual, quarterly and special reports and other information with the SEC. Our filings with the SEC are available to the public on the SEC’s website at www.sec.gov. Those filings will also be available to the public on, or accessible through, our corporate website at www.brightview.com. The information we file with the SEC or contained on or accessible through our corporate website or any other website that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part. You may also read and copy, at SEC prescribed rates, any document we file with the SEC, including the registration statement (and its exhibits) of which this prospectus is a part, at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room.

We intend to make available to our common stockholders annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

Index to Financial Statements

BrightView Holdings, Inc.

Page
Audited Consolidated Financial Statements:

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of September 30, 2017 and December 31, 2016	F-3
Consolidated Statements of Operations for the nine months ended September 30, 2017 and September 30, 2016 (Unaudited) and the years ended December 31, 2016 and December 31, 2015	F-4
Consolidated Statements of Comprehensive Loss for the nine months ended September 30, 2017 and September 30, 2016 (Unaudited) and the years ended December 31, 2016 and December 31, 2015	F-5
Consolidated Statements of Changes in Stockholders’ Equity for the nine months ended September 30, 2017 and the years ended December 31, 2016 and December 31, 2015	F-6
Consolidated Statements of Cash Flows for the nine months ended September 30, 2017 and September 30, 2016 (Unaudited) and the years ended December 31, 2016 and December 31, 2015	F-7
Notes to the Consolidated Financial Statements	F-8

Unaudited Consolidated Financial Statements:

Unaudited Consolidated Balance Sheets as of March 31, 2018 and September 30, 2017	F-34
Unaudited Consolidated Statements of Operations for the six months ended March 31, 2018 and 2017	F-35
Unaudited Consolidated Statements of Comprehensive Income (Loss) for the six months ended March 31, 2018 and 2017	F-36
Unaudited Consolidated Statements of Changes in Stockholders’ Equity for the six months ended March 31, 2018 and 2017	F-37
Unaudited Consolidated Statements of Cash Flows for the six months ended March 31, 2018 and 2017	F-38
Unaudited Notes to the Consolidated Financial Statements	F-39

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of BrightView Holdings, Inc.

We have audited the accompanying consolidated balance sheets of BrightView Holdings, Inc. and subsidiaries (the “Company”) as of September 30, 2017 and December 31, 2016, and the related consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows for the nine months ended September 30, 2017 and the twelve months ended December 31, 2016 and December 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of BrightView Holdings, Inc. and its subsidiaries as of September 30, 2017, and December 31, 2016, and the results of their operations and their cash flows for the nine months ended September 30, 2017 and the twelve months ended December 31, 2016 and December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania

April 2, 2018 (June 11, 2018 as to the effects of the reverse stock split described in Note 20)

BrightView Holdings, Inc.

Consolidated Balance Sheets

(in thousands)

	September 30, 2017	December 31, 2016
Assets
Current assets:
Cash and cash equivalents	$12,779	$67,963
Restricted cash	213	214
Accounts receivable, net	330,173	298,564
Unbilled revenue	88,907	40,250
Inventories	24,954	31,976
Other current assets	45,495	50,353

Total current assets	502,521	489,320

Property and equipment, net	245,534	247,506
Intangible assets, net	371,271	451,523
Goodwill	1,703,773	1,667,114
Other assets	35,521	35,175

Total assets	$2,858,620	$2,890,638

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$76,133	$85,240
Current portion of long-term debt	14,600	17,545
Deferred revenue	58,221	52,429
Current portion of self-insurance reserves	56,079	38,270
Accrued expenses and other current liabilities	137,116	115,246

Total current liabilities	342,149	308,730

Long-term debt, net	1,574,882	1,595,855
Deferred tax liabilities	125,139	158,465
Self-insurance reserves	66,519	64,338
Other liabilities	53,670	58,044

Total liabilities	2,162,359	2,185,432

Stockholders’ equity:
Common stock, $.01 par value; 185,000 shares authorized; 77,083 and 77,058 shares issued and outstanding as of September 30, 2017 and December 31, 2016, respectively	771	771
Additional paid-in-capital	894,089	891,354
Accumulated deficit	(178,015)	(164,060)
Accumulated other comprehensive loss	(20,584)	(22,859)

Total stockholders’ equity	696,261	705,206

Total liabilities and stockholders’ equity	$2,858,620	$2,890,638

The accompanying notes are an integral part of these consolidated financial statements.

BrightView Holdings, Inc.

Consolidated Statements of Operations

(in thousands, except per share data)

	Nine Months Ended		Year Ended
	September 30, 2017	September 30, 2016	December 31, 2016	December 31, 2015

		(Unaudited)
Net service revenues	$1,713,579	$1,673,029	$2,185,302	$2,214,839
Cost of services provided	1,259,822	1,208,233	1,578,141	1,604,569

Gross profit	453,757	464,796	607,161	610,270
Selling, general and administrative expense	311,817	344,361	468,042	452,834
Amortization expense	92,863	98,671	131,562	139,325

Income from operations	49,077	21,764	7,557	18,111
Other income	1,425	1,882	2,236	3,763
Interest expense	73,742	70,285	94,660	89,591

Loss before income taxes	(23,240)	(46,639)	(84,867)	(67,717)
Income tax benefit	9,285	17,769	32,503	27,125

Net loss	$(13,955)	$(28,870)	$(52,364)	$(40,592)

Loss per share
Basic and Diluted	$(0.18)	$(0.37)	$(0.67)	$(0.52)

The accompanying notes are an integral part of these consolidated financial statements.

BrightView Holdings, Inc.

Consolidated Statements of Comprehensive Loss

(in thousands)

	Nine Months Ended		Year Ended
	September 30, 2017	September 30, 2016	December 31, 2016	December 31, 2015

		(Unaudited)
Net loss	$(13,955)	$(28,870)	$(52,364)	$(40,592)
Net derivative losses arising during the period, net of tax of $1,604, $6,356(1), $2,972, and $7,290	(2,425)	(9,480)	(4,692)	(10,441)
Reclassification of losses into net loss, net of tax of $3,108, $1,913(1), $3,379, and $1,498, respectively	4,700	2,844	5,025	2,230

Other comprehensive income (loss)	2,275	(6,636)	333	(8,211)

Comprehensive loss	$(11,680)	$(35,506)	$(52,031)	$(48,803)

(1)	The financial information presented above for the nine months ended September 30, 2016 is unaudited.

The accompanying notes are an integral part of these consolidated financial statements.

BrightView Holdings, Inc.

Consolidated Statements of Changes in Stockholders’ Equity

(in thousands)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
	Shares	Amount
Balance, January 1, 2015	78,513	$785	$916,776	$(71,104)	$(14,981)	$831,476
Net loss	—	—	—	(40,592)	—	(40,592)
Other comprehensive loss, net of tax	—	—	—	—	(8,211)	(8,211)
Capital contributions and issuance of common stock	15	—	—	—	—	—
Equity-based compensation	—	—	3,854	—	—	3,854
Repurchase of common stock	(217)	(2)	(3,671)	—	—	(3,673)

Balance, December 31, 2015	78,311	$783	$916,959	$(111,696)	$(23,192)	$782,854

Net loss	—	—	—	(52,364)	—	(52,364)
Other comprehensive income, net of tax	—	—	—	—	333	333
Capital contributions and issuance of common stock	114	1	1,915	—	—	1,916
Equity-based compensation	—	—	2,772	—	—	2,772
Repurchase of common stock	(1,367)	(13)	(30,292)	—	—	(30,305)

Balance, December 31, 2016	77,058	$771	$891,354	$(164,060)	$(22,859)	$705,206

Net loss	—	—	—	(13,955)	—	(13,955)
Other comprehensive income, net of tax	—	—	—	—	2,275	2,275
Capital contributions and issuance of common stock	69	1	124	—	—	125
Equity-based compensation	—	—	3,839	—	—	3,839
Repurchase of common stock	(44)	(1)	(1,228)	—	—	(1,229)

Balance, September 30, 2017	77,083	$771	$894,089	$(178,015)	$(20,584)	$696,261

The accompanying notes are an integral part of these consolidated financial statements.

BrightView Holdings, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Nine Months Ended		Year Ended
	September 30, 2017	September 30, 2016	December 31, 2016	December 31, 2015
		(Unaudited)
Cash flows from operating activities:
Net loss	$(13,955)	$(28,870)	$(52,364)	$(40,592)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	56,473	58,025	79,255	74,162
Amortization of intangible assets	92,863	98,671	131,562	139,325
Amortization of financing costs and original issue discount	7,701	7,198	9,640	9,313
Deferred taxes	(34,831)	(26,611)	(42,762)	(55,190)
Equity-based compensation	3,839	3,718	2,772	3,854
Hedge ineffectiveness and realized loss (gain)	7,809	(7,153)	333	(2,336)
Provision for doubtful accounts	117	3,420	6,005	5,353
Other non-cash activities, net	(1,304)	(389)	87	(806)
Change in operating assets and liabilities:
Accounts receivable	(24,238)	(22,231)	(23,723)	(37,135)
Unbilled and deferred revenue	(42,309)	(46,209)	(17,997)	5,296
Inventories	6,162	218	720	(187)
Other operating assets	3,791	(20,104)	(28,037)	12,289
Accounts payable and other operating liabilities	16,781	46,948	46,456	10,073

Net cash provided by operating activities	78,899	66,631	111,947	123,419

Cash flows from investing activities:
Purchase of property and equipment	(50,633)	(65,357)	(75,609)	(71,270)
Proceeds from sale of property and equipment	6,336	5,252	5,964	5,551
Business acquisitions, net of cash acquired	(53,822)	—	—	—
Other investing activities, net	657	(1,834)	110	275

Net cash used in investing activities	(97,462)	(61,939)	(69,535)	(65,444)

Cash flows from financing activities:
Repayments of capital lease obligations	(3,900)	(2,752)	(3,533)	(5,273)
Repayments of debt	(181,617)	(11,700)	(14,600)	(15,900)
Proceeds from receivables financing agreement	150,000	—	—	—
Repurchase of common stock and distributions	(1,229)	(28,456)	(30,229)	(3,673)
Proceeds from issuance of common stock	125	1,916	1,916	—

Net cash used in financing activities	(36,621)	(40,992)	(46,446)	(24,846)

Net change in cash and cash equivalents	(55,184)	(36,300)	(4,034)	33,129
Cash and cash equivalents, beginning of period	67,963	71,997	71,997	38,868

Cash and cash equivalents, end of period	$12,779	$35,697	$67,963	$71,997

Supplemental cash flow information:
Cash paid for income taxes, net	$4,231	$14,100	$18,667	$14,068
Cash paid for interest	$65,669	$59,644	$86,370	$80,223

The accompanying notes are an integral part of these consolidated financial statements.

BrightView Holdings, Inc.

Notes to the Consolidated Financial Statements

(in thousands)

1.	Business

BrightView Holdings, Inc. (“BrightView” or the “Company”) provides landscape maintenance and enhancements, landscape development, snow removal and other landscape related services for commercial customers throughout the United States. BrightView is aligned into two reportable segments: Maintenance Services and Development Services. The Company is a wholly-owned subsidiary of BrightView Parent L.P. (“Parent”), an affiliate of Kohlberg Kravis Roberts & Co. L.P. (“KKR”). The Parent and Company were formed through a series of transactions entered into by KKR to acquire the Company on December 18, 2013 (the “Acquisition”).

On March 15, 2018, the Company changed its name from BrightView Acquisition Holdings, Inc. to Brightview Holdings, Inc.

2.	Summary of Significant Accounting Policies

Basis of Presentation

These consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of the Company and its wholly-owned subsidiaries which are directly or indirectly owned by the Company. All inter-company transactions and account balances have been eliminated.

Change of Fiscal Year End

On January 31, 2018, the Board approved the change of the Company’s fiscal year end from December 31 to September 30, beginning with September 30, 2017. The change was intended to more closely align the fiscal year end with the seasonal business cycle of the Company’s industry. As a result of this change, the accompanying Consolidated Financial Statements include the Company’s financial results for the nine month transition period beginning on January 1, 2017 through September 30, 2017. References to the previous fiscal years mean the twelve month periods ended on December 31, 2016 and December 31, 2015. The Company has included unaudited nine months ended September 30, 2016 financial results herein for comparative purposes.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. On an ongoing basis, management reviews its estimates, including those related to allowances for doubtful accounts, revenue recognition, self-insurance reserves, estimates related to the Company’s assessment of goodwill for impairment, useful lives for depreciation and amortization, realizability of deferred tax assets, and litigation based on currently available information. Changes in facts and circumstances may result in revised estimates and actual results may differ from estimates.

Cash and Cash Equivalents

Cash and cash equivalents include deposits in banks and money market funds with maturities of less than three months at the time of deposit or investment.

BrightView Holdings, Inc.

Notes to the Consolidated Financial Statements

(in thousands)

Accounts Receivable

Trade accounts receivables are recorded at the invoiced amount and do not bear interest. The Company reserves for all accounts that are deemed to be uncollectible and reviews its allowance for doubtful accounts regularly. The allowance is based on the age of receivables and a specific identification of receivables considered at risk (see Note 4).

Accounts receivable also includes customer balances that have been billed or are billable to our customers but will not be collected until completion of the project or as otherwise specified in the contract. These amounts generally represent 5-10% of the total contract value.

Inventories

Inventories consist primarily of trees, landscape and irrigation materials and snow removal products. The cost elements of tree inventories include physical plants, related planting materials, and labor costs. Inventories are valued at the lower of cost (first in, first out) or net realizable value. When market values are below the Company’s costs, the Company records an expense to increase Cost of services provided.

Property and Equipment

Property and equipment is carried at cost, including the cost of internal labor for software for internal use, less accumulated depreciation, except for those assets acquired through a business combination, in which case they have been stated at estimated fair value as of the date of the business combination. Costs of replacements, or maintenance and repairs that do not improve or extend the life of the related assets are expensed as incurred. Depreciation is computed using the straight line method over the estimated useful lives of the assets and included in Cost of services provided or Selling, general and administrative expense as appropriate.

Goodwill and Other Intangible Assets

Goodwill represents the excess of purchase price over the fair values underlying net assets acquired in an acquisition. Goodwill is not amortized, but rather is tested annually for impairment or more frequently if events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. During 2017, the Company changed the date of its annual impairment testing from November 30 to July 1 in connection with the change in the Company’s fiscal year end.

Goodwill is allocated to, and evaluated for impairment at, our four identified reporting units. Goodwill is tested for impairment by either performing a qualitative evaluation or a quantitative test. The qualitative evaluation is an assessment of factors to determine whether it is more likely than not that a reporting unit’s fair value is less than its carrying amount. The Company may elect not to perform the qualitative assessment for some or all reporting units and perform the quantitative impairment test. The quantitative goodwill impairment test requires the Company to compare the carrying value of the reporting unit’s net assets to the fair value of the reporting unit. Fair value under the quantitative test is determined based on discounted cash flow analyses. The discounted cash flow estimates include significant management assumptions, including long-term future growth rates, operating margins and future economic and market conditions.

If the fair value exceeds the carrying value, no further evaluation is required, and no impairment loss is recognized. If the carrying amount of a reporting unit, including goodwill, exceeds the estimated fair value, the excess of the carrying value over the fair value is recorded as an impairment loss, the amount of which not to

BrightView Holdings, Inc.

Notes to the Consolidated Financial Statements

(in thousands)

exceed the total amount of goodwill allocated to the reporting unit. Definite-lived intangible assets consist principally of acquired customer contracts and relationships, and trademarks. Acquired customer relationships are amortized in an accelerated pattern consistent with expected future cash flows. Trademarks are amortized over their estimated useful lives.

Impairment of Long-lived Assets

Property and equipment and definite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value.

Financing Costs

Financing costs, consisting of fees and other expenses associated with borrowings are amortized over the terms of the related borrowings using the effective interest rate method (see Note 9). Financing costs are presented in the Consolidated Balance Sheets as a direct reduction from the carrying amount of the related borrowings.

Self-Insurance Reserves

The Company carries general liability, vehicle liability, workers’ compensation, professional liability, directors’ and officers’ liability, cyber security and employee health care insurance policies. In addition, the Company carries umbrella liability insurance policies to cover claims over the liability limits contained in the primary policies. The Company’s insurance programs for general liability, vehicle liability, workers’ compensation and employee health care for certain employees contain self-insured retention amounts. Claims that are not self-insured as well as claims in excess of the self-insured retention amounts are insured. The Company uses estimates in the determination of the required reserves. These estimates are based upon calculations performed by third-party actuaries, as well as examination of historical trends, demographic factors and industry claims experience. A receivable for an insurance recovery is generally recognized when the loss has occurred and collection is considered probable (see Note 16).

Fair value of Financial Instruments

In evaluating the fair value of financial assets and liabilities, GAAP outlines a valuation framework and creates a fair value hierarchy that distinguishes between market assumptions based on market data (“observable inputs”) and a reporting entity’s own assumptions about market data (“unobservable inputs”). Fair value is defined as the price at which an orderly transaction to sell an asset or transfer a liability would take place between market participants at the measurement date under current market conditions (that is, an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

BrightView Holdings, Inc.

Notes to the Consolidated Financial Statements

(in thousands)

Fair Value Hierarchy

The following hierarchy for inputs used in measuring fair value should maximize the use of observable inputs and minimize the use of unobservable inputs by requiring that the most observable inputs be used when available:

Level 1	Quoted prices in active markets for identical assets or liabilities that are accessible at the measurement dates.

Level 2	Significant observable inputs that are used by market participants in pricing the asset or liability based on market data obtained from independent sources.

Level 3	Significant unobservable inputs we believe market participants would use in pricing the asset or liability based on the best information available.

The carrying amounts shown for the Company’s cash and cash equivalents, restricted cash, accounts receivable and accounts payable approximate fair value due to the short-term maturity of those instruments. The valuation is based on settlements of similar financial instruments all of which are short-term in nature and are generally settled at or near cost. See Notes 9 and 10 for other financial instruments subject to fair value estimates.

Derivative Instruments and Hedging Activities

The Company’s objective in entering into derivative transactions is to manage its exposure to interest rate movements associated with its variable rate debt and changes in fuel prices. The Company recognizes derivatives as either assets or liabilities on the balance sheet and measures those instruments at fair value. Since all of the Company’s derivatives are designated as cash flow hedges, the effective portion of the changes in the fair value of the derivative is initially reported in Other comprehensive income (loss) and subsequently reclassified to Interest expense (interest rate contracts) and Cost of services provided (fuel hedge contracts) in the accompanying Consolidated Statements of Operations when the hedge transaction affects earnings. The ineffective portion of changes in the fair value of the derivative is recognized directly to Interest expense and Cost of services provided immediately.

Revenue Recognition

The Company recognizes revenues when persuasive evidence of an arrangement exists, services have been rendered, the fee is fixed or determinable and the collectability of the related revenue is reasonably assured. The Company’s revenue is generated from maintenance services and development services. The Company generally recognizes revenue from the sale of services as the services are performed, which is usually ratably over the term of the contract(s). Invoiced amounts are recorded as deferred revenue until earned.

For Maintenance Services, revenue is recognized based upon the service provided and the contract terms and is reported net of discounts and applicable sales taxes. The Company generally records revenue in proportion to the performance of related services during a given month compared to the estimate of activities to be performed as these services are provided under a fixed fee. For some maintenance services contracts, the Company recognizes revenue based on when services are performed under a time and materials or other activity-based contracts.

For Development Services, revenue is recognized using the percentage-of-completion method, measured by the percentage of cost incurred to date to the estimated total cost for each contract. The full amount of anticipated losses on contracts is recorded as soon as such losses can be estimated. Changes in job performance, job conditions, and estimated profitability, including final contract settlements, may result in revisions to costs and revenue and are recognized in the period in which the revisions are determined.

BrightView Holdings, Inc.

Notes to the Consolidated Financial Statements

(in thousands)

Unbilled revenue and Deferred revenue result from differences between the timing of billings and the recognition of service revenues.

Cost of Services Provided

Cost of services provided represents the cost of labor, subcontractors, materials, vehicle and equipment costs (including depreciation, fuel and maintenance) and other costs directly associated with revenue generating activities. These costs are expensed as incurred.

Leases

The Company leases office space, branch locations, vehicles, and operating equipment. Lease agreements are evaluated to determine whether they are capital or operating leases. When substantially all of the risks and benefits of property ownership have been transferred to the Company, the lease then qualifies as a capital lease.

Capital leases are capitalized at the lower of net present value of the total amount of rent payable under the leasing agreement (utilizing the implicit borrowing rate of the Company, as applicable) or the fair market value of the leased asset. Capital lease assets are depreciated on a straight-line basis, over a period consistent with the Company’s normal depreciation policy for property and equipment, but not exceeding the lease term. Interest charges are expensed over the period of the lease in relation to the carrying value of the capital lease obligation.

Equity-based Compensation

The Company’s equity based compensation consists of awards of Profits Interest Units (“B Units”) by the Parent to employees of the Company (see Note 15). The Company expenses equity based compensation using the estimated fair value as of the grant date, over the requisite service or performance period applicable to the grant. Estimates of future forfeitures are made at the date of grant and revised, if necessary in subsequent periods if actual forfeitures differ from those estimates.

Income Taxes

Deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities, and are measured by applying enacted tax rates and laws for the taxable years in which those differences are expected to reverse. Deferred tax assets are evaluated for the estimated future tax effects of deductible temporary differences and tax operating loss carryovers. A valuation allowance is recorded when it is more-likely-than-not that a deferred tax asset will not be realized.

The Company records a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. Such tax positions are, based solely on their technical merits, more likely than not to be sustained upon examination by taxing authorities and reflect the largest amount of benefit, determined on a cumulative probability basis that is more likely than not to be realized upon settlement with the applicable taxing authority with full knowledge of all relevant information. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in Income tax benefit.

3.	Recent Accounting Pronouncements

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, Revenue from Contracts with Customers, which was further updated in March and April 2016. The updated accounting

BrightView Holdings, Inc.

Notes to the Consolidated Financial Statements

(in thousands)

guidance clarifies the principles for recognizing revenue and provides a single, contract-based revenue recognition model in order to create greater comparability for financial statement users across industries and jurisdictions. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to clients in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The updated accounting guidance is effective for the Company as of October 1, 2018 and may be adopted using either a full retrospective or modified retrospective approach. The Company is evaluating the impact of the implementation of this guidance, including performing a preliminary review of revenue streams to identify any differences in timing, measurement, or presentation of revenue recognition. The Company is also evaluating the allowable methods of adoption.

Going Concern

In August 2014, the FASB issued ASU No. 2014-15, Disclosures of Uncertainties About an Entity’s Ability to Continue as a Going Concern. This guidance requires management to evaluate and disclose whether there are conditions and events that raise substantial doubt about an entity’s ability to continue as a going concern within one year after the financial statements are issued, along with an evaluation as to whether management’s plans alleviate that doubt. The Company adopted the guidance effective December 31, 2016. The result of management’s evaluation is that there is not substantial doubt about the Company’s ability to continue as a going concern.

Inventory

In July 2015, the FASB issued ASU No. 2015-11, Inventory (Topic 330). This guidance requires that an entity measure inventory at the lower of cost and net realizable value. The Company adopted this guidance as of January 1, 2017 and the implementation did not have a material impact on its consolidated financial statements.

Leases

In February 2016, the FASB issued ASU No. 2016-02, Leases. The updated accounting guidance requires lessees to recognize all leases on their balance sheet as a right-of-use asset and a lease liability with the exception of short-term leases. For income statement purposes, the criteria for recognition, measurement and presentation of expense is largely similar to previous guidance, but without the requirement to use bright-line tests in the determination of lease classification. The updated accounting guidance for a lessor is largely unchanged from previous guidance but has been updated to align with certain changes to the lessee model and the new revenue recognition standard. The updated accounting guidance is effective for the Company as of October 1, 2019 and early adoption is permitted. The updated accounting guidance must be adopted using a modified retrospective approach for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements. The Company is currently evaluating the impact the updated accounting guidance will have on its consolidated financial statements.

Share-Based Compensation

In March 2016, the FASB issued ASU No. 2016-09, Compensation – Stock Compensation, Improvements to Employee Share-Based Payment Accounting. The updated accounting guidance was issued as part of the FASB Simplification Initiative and affects several aspects of accounting for share-based compensation, including income tax consequences and classification on the statement of cash flows. The Company early adopted this guidance as of September 30, 2017 and the implementation did not have a material impact on its consolidated financial statements.

BrightView Holdings, Inc.

Notes to the Consolidated Financial Statements

(in thousands)

In May 2017, the FASB issued ASU No. 2017-09, Stock Compensation (Topic 718), Scope of Modification Accounting. The updated accounting guidance clarifies when changes to the terms or conditions of a share-based payment award must be accounted for as modifications. The updated accounting guidance is effective for the Company as of October 1, 2018 and early adoption is permitted. The Company early adopted this guidance as of September 30, 2017 and the adoption did not have a material impact on its consolidated financial statements.

Intra-Entity Transfers of Assets Other Than Inventory

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. This guidance requires that an entity recognizes the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The guidance is effective for the Company as of October 1, 2018 and early adoption is permitted. The Company is currently evaluating the impact this guidance will have on its consolidated financial statements.

Business Combinations

In January 2017, the FASB issued ASU No. 2017-01, Clarifying the Definition of a Business. The guidance provides a more robust framework to use in determining when a set of assets and activities is a business. The guidance requires an entity to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets; if so, the set of assets is not a business. Further, it requires that, to be a business, the set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. The Company early adopted this guidance as of September 30, 2017 and the implementation did not have a material impact on its consolidated financial statements.

Goodwill

In January 2017, the FASB issued ASU No. 2017-04, Simplifying the Test for Goodwill Impairment. This guidance eliminates the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment charge. Under the guidance, an impairment charge will be measured based on the excess of the reporting unit’s carrying amount over its fair value. The Company early adopted the new guidance for its goodwill impairment test as of July 1, 2017. The adoption of this guidance did not have a significant impact on the Company’s financial position or results of operations.

4.	Accounts Receivable

Accounts receivable of $330,173 and $298,564, is net of an allowance for doubtful accounts of $8,350 and $9,740 and includes amounts of retention on incomplete projects to be completed within one year of $39,678 and $35,546 at September 30, 2017 and December 31, 2016, respectively.

5.	Inventories

Inventories consist of the following:

	September 30, 2017	December 31, 2016
Finished products	$8,121	$9,742
Semi-finished products	7,171	9,148
Raw materials and supplies	9,662	13,086

Inventories	$24,954	$31,976

BrightView Holdings, Inc.

Notes to the Consolidated Financial Statements

(in thousands)

6.	Property and Equipment, net

Property and equipment, net consists of the following:

	Useful Life	September 30, 2017	December 31, 2016
Land	—	$37,225	$37,225
Buildings and leasehold improvements	2-40 yrs.	27,652	20,231
Operating equipment	3-7 yrs.	182,720	164,129
Transportation vehicles	3-7 yrs.	174,434	158,929
Office equipment and software	3-7 yrs.	47,042	49,675
Construction in progress	—	4,639	1,004

Property and equipment		473,712	431,193
Less: Accumulated depreciation		228,178	183,687

Property and equipment, net		$245,534	$247,506

Construction in progress includes costs incurred for software and other assets that have not yet been placed in service. Depreciation expense related to property and equipment was $56,473, $58,025(1), $79,255, and $74,162 for the nine months ended September 30, 2017 and September 30, 2016 and the years ended December 31, 2016 and 2015, respectively.

Included in accumulated depreciation shown above are amounts related to property and equipment under capital leases of $18,200 and $15,856 at September 30, 2017 and December 31, 2016, respectively.

7.	Intangible Assets, Goodwill and Acquisitions

The Company’s useful lives of the identifiable intangible assets range from 9 to 21 years for customer relationships and 4 to 12 years for trademarks. Amortization expense related to intangible assets was $92,863, $98,671(1), $131,562, and $139,325 for the nine months ended September 30, 2017 and September 30, 2016 and the years ended December 31, 2016 and 2015, respectively.

Intangible assets as of September 30, 2017 and December 31, 2016 consisted of the following:

	September 30, 2017		December 31, 2016
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Customer relationships	$600,515	$(275,993)	$587,904	$(226,712)
Trademarks	230,900	(184,151)	230,900	(140,569)

Total intangible assets	$831,415	$(460,144)	$818,804	$(367,281)

(1)	The financial information presented above for the nine months ended September 30, 2016 is unaudited.

BrightView Holdings, Inc.

Notes to the Consolidated Financial Statements

(in thousands)

The following table shows changes in the carrying amount of goodwill from January 1, 2016 to September 30, 2017 by reportable segment:

	Maintenance Services	Development Services	Total
Balance, January 1, 2016	$1,486,640	$180,474	$1,667,114
Acquisitions	—	—	—

Balance, December 31, 2016	1,486,640	180,474	1,667,114

Acquisitions	36,659	—	36,659

Balance, September 30, 2017	$1,523,299	$180,474	$1,703,773

The weighted average amortization period for the intangible assets is 14.9 years. Amortization expense is anticipated to be as follows in future years:

Year Ended September 30,
2018	$98,124
2019	58,890
2020	43,125
2021	35,643
2022	29,206
2023 and thereafter	106,283

$371,271

During the nine months ended September 30, 2017, the Company acquired, through a series of separate transactions, 100% of the operations of several unrelated landscape services companies. The Company paid approximately $53,822 in consideration for the acquisition, net of cash acquired. The Company accounted for the business combinations under the acquisition method and accordingly, recorded the assets acquired and liabilities assumed at their estimated fair market values based on management’s preliminary estimates, with the excess allocated to goodwill. The fair values were primarily estimated using Level 3 assumptions within the fair value hierarchy, including estimated future cash flows, discount rates and other factors. The valuation process to determine fair values is not yet complete. The Company will finalize the amounts recognized as it obtains the information necessary to complete the analysis, but no later than one year from the acquisition date. The identifiable assets acquired were primarily intangible assets, including customer relationships of $12,611. The amount allocated to goodwill is reflective of the benefits the Company expects to realize from anticipated synergies and the acquired assembled workforce. The Company expects a portion of the goodwill resulting from these acquisitions will be deductible for tax purposes.

BrightView Holdings, Inc.

Notes to the Consolidated Financial Statements

(in thousands)

8.	Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following as of:

	September 30, 2017	December 31, 2016
Payroll related accruals	$49,573	$44,823
Accrued operating expenses	63,590	52,206
Other accruals	23,953	18,217

Accrued expenses and other current liabilities	$137,116	$115,246

9.	Long-term Debt

Long-term debt consists of the following:

	September 30, 2017	December 31, 2016
First Lien term loans, net of unamortized original issue discount of $1,777 and $2,170 at September 30, 2017 and December 31, 2016, respectively (excluding the effect of the hedges)	$1,382,098	$1,417,655
Second Lien term loan, net of unamortized original issue discount of $706 and $810 at September 30, 2017 and December 31, 2016, respectively (excluding the effect of the hedges)	109,294	234,190
Receivables financing agreement	133,750	—
Installment loan payable, due 2017, at an annual interest rate of 2.0%	—	2,945
Financing costs, net	(35,660)	(41,390)

Total debt	1,589,482	1,613,400
Less: Current portion of long-term debt	14,600	17,545

Long-term debt, net	$1,574,882	$1,595,855

First Lien credit facility term loans due 2020

In connection with the Acquisition, the Company and a group of financial institutions entered into a credit agreement (the “First Lien Credit Agreement”) dated December 18, 2013. The First Lien Credit Agreement consists of seven year $1,460,000 term loans (“First Lien Term Loans”) and a five year $210,000 revolving credit facility (“Revolving Credit Facility”). An original discount of $3,675 was incurred when the notes were issued and is being amortized using the effective interest method over the life of the debt resulting in an effective yield of 4.0%. All amounts outstanding under the First Lien Credit Agreement are collateralized by substantially all of the assets of the Company. First Lien Term Loans debt repayments totaled $35,950 for the nine months ended September 30, 2017 and consisted of $10,950 in contractual repayments per the First Lien Credit Agreement and $25,000 in voluntary repayments.

In addition to scheduled payments, the Company is obligated to pay a percentage of excess cash flow, as defined in the Credit Agreement, as accelerated principal payments. The percentage varies with the ratio of the Company’s debt to its cash flow. The excess cash flow calculation did not result in any accelerated payment due for the periods ended September 30, 2017, December 31, 2016, and December 31, 2015.

BrightView Holdings, Inc.

Notes to the Consolidated Financial Statements

(in thousands)

The First Lien Credit Agreement restricts the Company’s ability to, among other things, incur additional indebtedness, create liens, enter into acquisitions, dispose of assets, enter into consolidations and mergers, and make distributions to its Parent without the approval of the lenders. In certain circumstances, under the First Lien Credit Agreement, the Company is prohibited from making certain restricted payments, including dividends or distributions to its shareholders, subject to certain exceptions set forth in that agreement (including an exception for the making of such restricted payments up to an agreed limit, which limit is determined by a formula that takes into account consolidated net income, net cash proceeds and other amounts, in each case as described in greater detail in that agreement). The First Lien Credit Agreement imposes financial covenants upon the Company with respect to leverage and interest coverage under certain circumstances. The First Lien Credit Agreement contains provisions permitting the bank to accelerate the repayment of the outstanding debt under this agreement upon the occurrence of an Event of Default, as defined, including a material adverse change in the financial condition of the Company since the date of issuance of the First Lien Credit Agreement.

The interest rate on the First Lien Term Loans is initially set at 3.0% over the prime rate of interest or is established for periods of up to six months at 3.0% over LIBOR at the Company’s option with a LIBOR floor of 1.0% (the “LIBOR floor”). The weighted average interest rate on the First Lien Term Loans was 4.1%, 4.0% and 4.0% for the nine months ended September 30, 2017 and the years ended December 31, 2016, and December 31, 2015, respectively. The First Lien Term Loans are due in quarterly installments of 0.25% of the principal balance less payments made under the aforementioned excess cash flow provision.

Revolving credit facility

The Company has $210,000 of available borrowing capacity under the Revolving Credit Facility and had no outstanding balance as of September 30, 2017 and December 31, 2016, respectively. There is a quarterly commitment fee equal to either  1⁄2 of 1% or 3/8 of 1% of the unused balance of the Revolving Credit Facility depending on the Company’s leverage ratio. The Company has $76,006 of letters of credits issued and outstanding as of September 30, 2017 and December 31, 2016, respectively. The interest rate on the credit facility was 3.0% for the nine months ended September 30, 2017 and the years ended December 31, 2016 and December 31, 2015.

Second Lien credit facility term loan due 2021

In connection with the Acquisition, the Company and a group of financial institutions entered into a credit agreement (the “Second Lien Credit Agreement”) dated December 18, 2013. The Second Lien Credit Agreement consists of an eight year $235,000 term loan (“Second Lien Term Loan”). An original discount of $1,175 was incurred when the notes were issued and is being amortized using the effective interest method over the life of the debt resulting in an effective yield of 7.5%. All amounts outstanding under the Second Lien Credit Agreement are collateralized by substantially all of the assets of the Company. During May 2017, the Company made a voluntary repayment of $125,000 for amounts outstanding for the Second Lien Term Loan. The Second Lien Credit Agreement contains a cross-default provision related to the First Lien Credit Agreement. In certain circumstances, under the Second Lien Credit Agreement, the Company is prohibited from making certain restricted payments, including dividends or distributions to its shareholders, subject to certain exceptions set forth in that agreement (including an exception for the making of such restricted payments up to an agreed limit, which limit is determined by a formula that takes into account consolidated net income, net cash proceeds and other amounts, in each case as described in greater detail in that agreement).

BrightView Holdings, Inc.

Notes to the Consolidated Financial Statements

(in thousands)

The interest rate on the Second Lien Term Loan is initially set at 5.5% over the prime rate of interest, with a 2.0% floor, or is established for periods of up to six months at 6.5% over LIBOR at the Company’s option with a LIBOR floor of 1.0%. The weighted average interest rate on the Second Lien Term Loan was 7.6%, 7.5% and 7.5% for the nine months ended September 30, 2017 and the years ended December 31, 2016 and December 31, 2015, respectively.

Receivables financing agreement

On April 28, 2017, the Company, through a wholly-owned subsidiary, entered into a receivables financing agreement (the “Receivables Financing Agreement”). The Receivables Financing Agreement provides a borrowing capacity of $175,000 through April 27, 2020. The Company borrowed $150,000 against the capacity and used the proceeds to partially pay down its First Lien Term Loans and Second Lien Term Loan. All amounts outstanding under the Receivables Financing Agreement are collateralized by substantially all of the Accounts receivables and Unbilled revenue of the Company. During September 2017, the Company made a voluntary repayment of $16,250 for amounts outstanding under the Receivables Financing Agreement.

The interest rate on the amounts borrowed under the Receivables Financing Agreement is established for periods of up to six months at 2.0% over LIBOR at the Company’s option, and a commitment fee equal to 0.5% of the unused balance of the facility. The weighted average interest rate on the amounts borrowed under the Receivables Financing Agreement was 3.7% for the period ended September 30, 2017.

The following are the scheduled maturities of long term debt, which do not include any estimated excess cash flow payments:

September 30,
2018	$14,600
2019	14,600
2020	148,350
2021	1,340,075
2022 and thereafter	110,000

Total long term debt	$1,627,625
Less: Current maturities	14,600
Less: Original issue discount	2,483
Less: Financing costs	35,660

Total long term debt, net	$1,574,882

The Company has estimated the fair value of its long-term debt to be approximately $1,633,802 and $1,658,268 as of September 30, 2017 and December 31, 2016, respectively. Fair value is based on market bid prices around period-end (Level 2 inputs).

BrightView Holdings, Inc.

Notes to the Consolidated Financial Statements

(in thousands)

10.	Financial Instruments Measured at Fair Value

The following table summarizes the financial assets and liabilities measured at fair value on a recurring basis as of September 30, 2017 and December 31, 2016:

	September 30, 2017
	Carrying Value	Level 1	Level 2	Level 3
Other assets:
Investments held by Rabbi Trust	$11,004	$11,004	$—	$—

Total Assets	$11,004	$11,004	$—	$—

Accrued expenses and other current liabilities:
Interest rate swap contracts	$4,621	$—	$4,621	$—
Fuel swap contracts	50	—	50	—

Other liabilities:
Interest rate swap contracts	30,518	—	30,518	—
Obligation to Rabbi Trust	11,004	11,004	—	—

Total Liabilities	$46,193	$11,004	$35,189	$—

	December 31, 2016
	Carrying Value	Level 1	Level 2	Level 3
Other assets:
Investments held by Rabbi Trust	$9,060	$9,060	$—	$—
Fuel swap contracts	193	—	193	—

Total Assets	$9,253	$9,060	$193	$—

Accrued expenses and other current liabilities:
Interest rate swap contracts	$1,366	$—	$1,366	$—

Other liabilities:
Interest rate swap contracts	37,882	—	37,882	—
Obligation to Rabbi Trust	9,060	9,060	—	—

Total Liabilities	$48,308	$9,060	$39,248	$—

Investments held by Rabbi Trust

The fair value of the investments held in the Rabbi Trust is based on the quoted market prices of the underlying mutual fund investments. These investments are based on the participants’ selected investments, which represent the underlying liabilities to the participants in the non-qualified deferred compensation plan.

Derivatives

The Company’s objective in entering into derivative transactions is to manage its exposure to interest rate movements associated with its variable rate debt and changes in fuel prices. The Company recognizes derivatives as either assets or liabilities on the balance sheet and measures those instruments at fair value. The fair values of the derivative financial instruments are determined using widely accepted valuation techniques including discounted cash flow analysis based on the expected cash flows of each derivative. Although the Company has

BrightView Holdings, Inc.

Notes to the Consolidated Financial Statements

(in thousands)

determined that the significant inputs, such as interest yield curve and discount rate, used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with the Company’s counterparties and its own credit risk utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. However, as of September 30, 2017 and December 31, 2016, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments were not significant to the overall valuation of its derivatives. As a result, the Company has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

Hedging Activities

As of September 30, 2017 and December 31, 2016, the Company’s outstanding derivatives qualify as cash flow hedges. The Company assesses whether derivatives used in hedging transactions are “highly effective” in offsetting changes in the cash flow of the hedged forecasted transactions. Regression analysis is used for the hedge relationships and high effectiveness is achieved when a statistically valid relationship reflects a high degree of offset and correlation between the fair values of the derivative and the hedged forecasted transaction. The effective portion of the changes in the fair value of the derivative is initially reported in Other comprehensive income (loss) and subsequently reclassified to Interest expense (interest rate contracts) and Cost of services provided (fuel hedge contracts) in the Consolidated Statements of Operations when the hedged item affects earnings. The ineffective portion of changes in the fair value of the derivative is recognized directly to Interest expense and Cost of services provided in the period incurred. If it is determined that a derivative is not highly effective as a hedge, or if the hedged forecasted transaction is no longer probable of occurring, then the amount recognized in Accumulated other comprehensive loss is released to earnings. Cash flows from the derivatives are classified in the same category as the cash flows from the underlying hedged transaction.

Interest-Rate Swap Contracts

The Company has exposures to variability in interest rates associated with both its First Lien Credit Agreement and Second Lien Credit Agreement. As such, the Company has entered into interest rate swaps to help manage interest rate exposure by economically converting a portion of its variable-rate debt to fixed-rate debt effective for the periods March 18, 2016 through December 31, 2020. The notional amount of interest rate contracts was $2,180,000 and $2,850,000 at September 30, 2017 and December 31, 2016, respectively. The net deferred losses on the interest rate swaps as of September 30, 2017 of $6,586, net of taxes, are expected to be recognized in Interest expense over the next 12 months.

The effects on the consolidated financial statements of the interest-rate swaps which were designated as cash flow hedges were as follows:

	Nine Months Ended	Year Ended
	September 30, 2017	December 31, 2016	December 31, 2015
Loss recognized in Other comprehensive income (loss) (effective portion)	$(3,388)	$(8,331)	$(12,951)
Loss recognized in Interest expense (ineffective portion)	(6)	—	(24)
Net loss reclassified from Accumulated other comprehensive loss into Interest expense	(7,424)	(4,947)	—

BrightView Holdings, Inc.

Notes to the Consolidated Financial Statements

(in thousands)

Fuel Swap Contracts

The Company operates a large fleet of vehicles and mowers and has entered into gasoline and diesel hedge contracts in an effort to reduce its exposure to volatility in the fuel markets. As of September 30, 2017, the Company had 2 outstanding fuel contracts covering the period January 1, 2017 through December 31, 2017 with notional amounts of 1.0 million gallons. As of December 31, 2016, the Company had 2 outstanding fuel contracts covering the period January 1, 2017 through December 31, 2017 with notional amounts of 4.3 million gallons. The net commodity losses of $30, net of taxes, as of September 30, 2017, are expected to be recognized in Cost of services provided over the next 12 months.

The effects on the consolidated financial statements of the fuel swaps which were designated as cash flow hedges were as follows:

	Nine Months Ended	Year Ended
	September 30, 2017	December 31, 2016	December 31, 2015
(Loss) income recognized in Other comprehensive income (loss) (effective portion)	$(641)	$666	$(4,780)
Income (loss) recognized in Cost of services provided (ineffective portion)	19	301	(301)
Net loss reclassified from Accumulated other comprehensive loss into Cost of services provided	(398)	(3,767)	(3,728)

11.	Income Taxes

Deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities, and are measured by applying enacted tax rates and laws for the taxable years in which those differences are expected to reverse. Deferred tax assets are evaluated for the estimated future tax effects of deductible temporary differences and tax operating loss carryovers. A valuation allowance is recorded when it is more-likely-than-not that a deferred tax asset will not be realized.

The components of income tax benefit are as follows:

	Nine Months Ended	Year Ended
	September 30, 2017	December 31, 2016	December 31, 2015
Current:
Federal	$23,217	$8,476	$22,169
State	2,444	2,083	5,896

Total current	25,661	10,559	28,065
Deferred:
Federal	(30,695)	(38,286)	(47,608)
State	(4,251)	(4,776)	(7,582)

Total deferred	(34,946)	(43,062)	(55,190)

Total income tax benefit	$(9,285)	$(32,503)	$(27,125)

BrightView Holdings, Inc.

Notes to the Consolidated Financial Statements

(in thousands)

Income tax benefit differs from the amount computed at the federal statutory corporate tax rate as follows:

	September 30, 2017	December 31, 2016	December 31, 2015
Federal tax at 35% statutory rate	$(8,140)	$(29,456)	$(23,702)
State tax, net of federal tax benefit	(392)	(4,966)	(3,797)
Tax effect of:
Equity-based compensation	1,059	971	1,349
Provision to return and deferred tax adjustments	(48)	938	(2,396)
Non-deductible promotional and entertainment expense	510	1,199	1,031
Fuel tax credit and other credits	(563)	(1,527)	(173)
Change in uncertain tax positions	(1,251)	—	—
Other, net	(460)	338	563

Income tax benefit	$(9,285)	$(32,503)	$(27,125)

The components of the Company’s net deferred tax asset and liability accounts resulting from temporary differences between the tax and financial reporting basis of assets and liabilities are as follows:

	September 30, 2017	December 31, 2016
Deferred tax assets:
Interest rate swaps	$14,088	$15,702
Self-insurance reserves	34,314	28,278
Deferred charges	—	4,821
Deferred compensation	3,860	3,312
Deferred rent	323	307
Leases	615	1,748
Payroll related accruals	10,267	9,447
Other accrued expenses	3,864	8,046
Allowance for doubtful accounts	3,340	3,795
Net operating loss carryforward	2,274	1,667
Other non-current deferred tax assets	378	634

Total non-current deferred tax assets	73,323	77,757

Valuation allowance	—	(208)

Total deferred tax assets	$73,323	$77,549

Deferred tax liabilities:
Intangible assets	$134,490	$168,313
Property and equipment	47,037	53,513
Inventories	6,264	7,570
Deferred revenue	10,112	6,225
Prepaid assets	428	393
Other non-current deferred tax liabilities	131	—

Total non-current deferred tax liabilities	198,462	236,014

Total deferred tax liabilities	$125,139	$158,465

BrightView Holdings, Inc.

Notes to the Consolidated Financial Statements

(in thousands)

The Company has state income tax net operating losses of $51,009 which expire in tax years from 2019 through 2037.

The following table represents a reconciliation of the Company’s total unrecognized tax benefits balances for the nine months ended September 30, 2017 and the year ended December 31, 2016:

	September 30, 2017	December 31, 2016
Beginning of period	$1,749	$1,464
(Decreases) increases as a result of tax positions taken in a prior period	(1,708)	192
Increases as a result of tax positions taken during the current period	243	93

End of period	$284	$1,749

The Company files income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions. The Company’s returns are no longer subject to U.S. federal and state tax examination for years before 2014 and 2013, respectively.

12.	Leases

The Company has capital lease obligations for certain vehicles and equipment. The terms of the leases range from 1 to 5 years.

Future minimum lease payments under capital lease obligations as of September 30, 2017 are as follows:

Future minimum lease payments:
Year ended September 30:
2018	$5,327
2019	4,295
2020	3,524
2021	1,564
2022 and thereafter	746

Total	15,456
Less: Executory costs	156

Net minimum lease payments	15,300
Less: Amount representing interest	705

Present value of net minimum lease payments	14,595
Less: Current portion	4,974

Long-term portion of capital lease obligations	$9,621

Operating Leases

The Company is committed under various operating leases for buildings and equipment with terms ranging from month-to-month to ten years. Most of the leases contain customary renewal options and escalation clauses. Lease expense was $36,041, $35,770 and 34,178 for the nine months ended September 30, 2017 and for the years ended December 31, 2016 and 2015, respectively, and is included in Cost of services provided and Selling, general and administrative expense in the accompanying Consolidated Statements of Operations.

BrightView Holdings, Inc.

Notes to the Consolidated Financial Statements

(in thousands)

Minimum annual lease payments under non-cancelable operating leases at September 30, 2017 are as follows:

Year Ended September 30,
2018	$18,352
2019	14,671
2020	11,282
2021	7,960
2022	5,262
Thereafter	7,995

Total	$65,522

13.	Employee Benefit Plans

401(k) Plan

The Company has voluntary, defined contribution, qualified retirement plans covering the majority of its employees. The Company’s contributions were $5,036, $5,347, and $3,171 for the nine months ended September 30, 2017 and the years ended December 31, 2016 and 2015, respectively. During the year ended December 31, 2016, the Company merged the legacy ValleyCrest 401(k) plans, and for all eligible participants, the Company contributes 50% of the amount invested by the participant up to the first 5% of the participant’s compensation. The Company’s contributions are included in Selling, general and administrative expense in the accompanying Consolidated Statements of Operations.

Deferred Compensation Plan

A non-qualified deferred compensation plan is available to certain executives. Under the plan, participants may elect to defer up to 70% of their compensation. The Company invests the deferrals in participant-selected diversified investments that are held in a Rabbi Trust and which are classified with Other assets. Compensation expense is recorded in Selling, general and administrative expense in the Company’s accompanying Consolidated Statements of Operations based on the change in the deferred compensation obligation related to earnings credited to participants as well as changes in the fair value of diversified investments.

The diversified investments held in the trust were $11,004 and $9,060 as of September 30, 2017 and December 31, 2016, respectively, and are recorded at their fair value, based on quoted market prices. These investments are considered trading securities and therefore the changes in the fair value of the diversified assets are included in Other income in the accompanying Consolidated Statements of Operations. The Company recorded an investment gain (loss) of $1,338, $660, and ($50) for the nine months ended September 30, 2017 and the years ended December 31, 2016 and 2015, respectively.

Multi-employer Pension Plans

Certain designated craftsmen employed by one of the Company’s subsidiaries are participants in multi-employer collective bargaining agreements, which represent approximately 8.3%, 7.1%, and 6.8% of the Company’s labor force at September 30, 2017, and December 31, 2016 and 2015, respectively. These agreements provide defined benefit pension plans for these employees. Contributions to such plans are determined in accordance with the provisions of negotiated labor contracts and are generally based on the number of hours worked. The Company contributed approximately $4,014, $4,843, and $3,465 to these plans for the nine months ended September 30, 2017 and the years ended December 31, 2016 and 2015, respectively. These contributions are recorded in Cost of services provided in the accompanying Consolidated Statements of Operations.

BrightView Holdings, Inc.

Notes to the Consolidated Financial Statements

(in thousands)

Risks of participating in a multi-employer plan differs from single-employer plans for the following reasons: (1) assets contributed to a multi-employer plan by one employer may be used to provide benefits to employees of other participating employers; (2) if a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers; and (3) if a participating employer stops participating, it may be required to pay those plans an amount based on the unfunded status of the plan, referred to as the withdrawal liability. The Company has no intention of withdrawing from any multi-employer plans or taking any other action that could result in an effective termination or reportable event for any of the plans.

Each multi-employer plan in which the Company participates has a certified zone status as currently defined by the Pension Protection Act of 2006. The zone status is based on information provided to the Company and other participating employers by each plan and is certified by the plan’s actuary. The following are descriptions of the zone status types based on criteria established under the Internal Revenue Code (IRC):

•	“Red” Zone – Plan has been determined to be in “critical status” and is generally less than 65% funded. A rehabilitation plan, as required under the IRC, must be adopted by plans in the “red” zone. Plan participants may be responsible for the payment of surcharges, in addition to the contribution rate specified in the applicable collective bargaining agreement, for a plan in “critical status,” in accordance with the requirements of the IRC.

•	“Yellow” Zone – Plan has been determined to be in “endangered status” and is generally less than 80% funded. A funding improvement plan, as required under the IRC, must be adopted.

•	“Green” Zone – Plan has been determined to be neither in “critical status” nor in “endangered status,” and is generally at least 80% funded.

BrightView Holdings, Inc.

Notes to the Consolidated Financial Statements

(in thousands)

All plans the Company participates in are either in the “green” zone or, for those funds in the “yellow” zone, have developed appropriate funding improvement plans, as required under the IRC. The following table summarizes the status of all plans in which the Company participates, as well as the contributions made to each plan for the nine months ended September 30, 2017 and for the years ended December 31, 2016 and 2015:

	Employer Identification Number/Plan Number	Zone Status	Nine Months Ended	Year Ended
Pension Plan Legal Name			September 30, 2017 Contributions	December 31, 2016 Contributions	December 31, 2015 Contributions
Construction Industry and Laborers Joint Pension Fund	88-0135695-001	Yellow	$219	$129	$78
Construction Laborers Pension Trust Fund for	43-6159056-001	Green	877	705	347
Excavators Union Local 731 Pension Fund	13-1809825-002	Green	46	263	192
International Union of Operating Engineers Local 4 Pension Plan	04-6013863-001	Green	83	202	232
Laborers Pension Trust Fund for Northern California	94-6277608-001	Yellow	818	788	704
Massachusetts Bricklayers and Mason Pension Fund	04-6128039-001	Yellow	156	223	243
Massachusetts Laborers Pension Fund	04-6128289-001	Green	380	796	808
Plumbers and Pipefitters National Pension Fund	51-6108443-001	Green	684	755	527
San Diego County Construction Laborers’ Pension Trust Fund	95-6090541-001	Green	632	675	227
All Other Funds			119	307	107

Total Pension Plan Contributions			$4,014	$4,843	$3,465

14.	Capital Structure

All of the Company’s common stock is held by the Parent in direct proportion to ownership units (“Class A Units”) held by investors in the Parent. The Parent issues Class A Units to investors, including certain management employees. During the nine months ended September 30, 2017, the Parent issued 71 new Class A Units. Since the Parent is a holding company, it relies on the Company to satisfy the Parent’s obligations for any equity units called for redemption. The Parent redeems vested units at the then fair market value primarily upon the termination of management employees. When the Parent’s units are redeemed, the Company repurchases the associated common stock and makes a distribution to the Parent in order to fund the redemption. There were $717, $22,874, and $3,263 to fund redemptions of Parent units during the nine months ended September 30, 2017 and the years ended December 31, 2016 and 2015, respectively.

15.	Equity-Based Compensation

The Company has a Management Equity Incentive Plan (the “Plan”) under which the Parent may award up to 9,898 Class B Profits Interest Units (“Class B Units”) to employees of the Company. The Class B Units generally vest over a five year vesting period with 50% of vesting contingent on certain performance criteria of the Company. In certain instances, the Company also grants Class A Units to certain members of its Board. These Class A Units generally vest over a one year period. The Company expenses equity-based compensation

BrightView Holdings, Inc.

Notes to the Consolidated Financial Statements

(in thousands)

using the estimated fair value as of the grant date, over the requisite service or performance period applicable to the grant. Estimates of future forfeitures are made at the date of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The following table summarizes the activity for the Plan for the nine months ended September 30, 2017 and the year ended December 31, 2016:

	Class B Units
	2017	2016
Outstanding at January 1	7,051	7,321
Granted	1,304	4,647
Less: Redeemed units	155	1,524
Less: Forfeited units	650	3,393

Outstanding at September 30 and December 31, respectively	7,550	7,051

There were 2,348 Class B Units available for future grants under the Plan at September 30, 2017. The fair value of each B Unit is determined using an option pricing model at the grant date.

The Company recognized $3,839, $3,718(1), $2,772, and $3,854 in equity-based compensation expense for the nine months ended September 30, 2017 and 2016 and the years ended December 31, 2016 and 2015, respectively, included in Selling, general and administrative expense in the accompanying Consolidated Statements of Operations. The resulting charge increased Additional paid in capital by the same amount. Total unrecognized compensation cost was $17,876, $20,460, and $13,853 as of September 30, 2017 and December 31, 2016 and 2015, respectively, which is expected to be recognized over a weighted average period of 2.6 years.

The Parent redeems vested Class B Units at the then fair market value primarily upon termination of management employees, at which time the employee also forfeits any unvested Class B Units. The Company made distributions for vested Class B Units of $578, $7,355, and $410 during the nine months ended September 30, 2017 and the years ended December 31, 2016 and 2015, respectively.

Valuation Assumptions

The fair value of each Class A Unit and Class B Unit (together, the “Units”) granted under the Plan was estimated on the date of grant using the Black-Scholes-Merton option-pricing model. The Company chose the Black-Scholes model based on its experience with the model and the determination that the model could be used to provide a reasonable estimate of the fair value of awards with terms such as those issued Units. The Company’s stock price is calculated based on the income approach. Under the income approach, specifically the discounted cash flow method, forecast cash flows are discounted to the present value at a risk-adjusted discount rate. The valuation analyses determine discrete free cash flows over several years based on the forecast financial information provided by management and a terminal value for the residual period beyond the discrete forecast, which are discounted at the appropriate rate to estimate the Company’s enterprise value.

(1)	The financial information presented above for the nine months ended September 30, 2016 is unaudited.

BrightView Holdings, Inc.

Notes to the Consolidated Financial Statements

(in thousands)

The weighted-average assumptions used in the valuation of Unit awards granted or modified for the nine months ended September 30, 2017 and 2016 and the years ended December 31, 2016 and 2015 are presented in the table below.

	Nine Months Ended		Year Ended
	September 30, 2017	September 30, 2016	December 31, 2016	December 31, 2015
		(Unaudited)
Assumptions:
Risk-free interest rate	1.37%	1.13%	1.42%	1.46%
Dividend Yield	—	—	—	—
Volatility Factor	46.00%	40.00%	43.00%	41.00%
Expected term (in years)	2.6	3.6	3.1	4.1

Risk-free interest rate – The risk-free rate for Units granted during the periods presented above was determined by using the U.S. Treasury constant maturity rate as of the valuation date commensurate with the expected term.

Expected dividend yield – No routine dividends are currently being paid by the Plan, or are expected to be paid in future periods.

Expected volatility – The expected volatility is based upon an analysis of the historical and implied volatility of the guideline companies and adjusting the volatility to take into account the differences in leverage between the Company and the guideline companies.

Expected life – The expected term represents the expected time to a liquidity event or re-capitalization. The Company estimated the expected life by considering historical exercise and termination behavior of employees and the vesting conditions of the Units granted under the Plan.

16.	Commitments and Contingencies

Risk Management

The Company carries general liability, auto liability, workers’ compensation, professional liability, directors’ and officers’ liability, and employee health care insurance policies. In addition, the Company carries umbrella liability insurance policies to cover claims over the liability limits contained in the primary policies. The Company’s insurance programs for workers’ compensation, general liability, auto liability and employee health care for certain employees contain self-insured retention amounts, deductibles and other coverage limits (“self-insured liability”). Claims that are not self-insured as well as claims in excess of the self-insured liability amounts are insured. The Company uses estimates in the determination of the required reserves. These estimates are based upon calculations performed by third-party actuaries, as well as examination of historical trends, and industry claims experience. The Company’s reserve for unpaid and incurred but not reported claims under these programs at September 30, 2017 was $122,598, of which $56,079 was classified in current liabilities and $66,519 was classified in non-current liabilities in the accompanying Consolidated Balance Sheet. The Company’s reserve for unpaid and incurred but not reported claims under these programs at December 31, 2016 was $102,608, of which $38,270 was classified in current liabilities and $64,338 was classified in non-current liabilities in the accompanying Consolidated Balance Sheet. While the ultimate amount of these claims is dependent on future developments, in management’s opinion, recorded reserves are adequate to cover these claims. The Company’s reserve for unpaid and incurred but not reported claims at September 30, 2017 includes $37,020 related to claims recoverable from third party insurance carriers. Corresponding assets of $17,462 and $19,558 are recorded as Other current assets and Other assets, respectively within the Consolidated Balance Sheets.

BrightView Holdings, Inc.

Notes to the Consolidated Financial Statements

(in thousands)

Litigation Contingency

From time to time, the Company is subject to legal proceedings and claims in the ordinary course of its business, principally claims made alleging injuries (including vehicle and general liability matters as well as workers compensation and property casualty claims). Such claims, even if lacking merit, can result in expenditures of significant financial and managerial resources. In the ordinary course of its business, the Company is also subject to claims involving current and/or former employees and disputes involving commercial and regulatory matters. Regulatory matters include, among other things, audits and reviews of local and federal tax compliance, safety and employment practices. Although the process of resolving regulatory matters and claims through litigation and other means is inherently uncertain, the Company is not aware of any such matter, legal proceeding or claim that it believes will have, individually or in the aggregate, a material effect on the Company, its financial condition, and results of operations or cash flows. For all legal matters, an estimated liability is established in accordance with the loss contingencies accounting guidance. This estimated liability is included in Accrued expenses and other current liabilities in the accompanying Consolidated Balance Sheets.

17.	Noncash Investing and Financing Activities

During the nine months ended September 30, 2017:

•	The Company acquired $5,791 of equipment by entering into capital lease obligations

•	The Company had unrealized losses on interest rate swaps of $3,388

During the year ended December 31, 2016:

•	The Company acquired $6,555 of equipment by entering into capital lease obligations

•	The Company had unrealized losses on interest rate swaps of $8,331

During the year ended December 31, 2015:

•	The Company acquired $6,875 of equipment by entering into capital lease obligations

•	The Company had unrealized losses on interest rate swaps of $12,951

18.	Segments

The operations of the Company are conducted through two operating segments, Maintenance Services and Development Services, which are also its reportable segments.

Maintenance Services primarily consists of recurring landscape maintenance services and snow removal services as well as supplemental landscape enhancement services.

Development Services primarily consists of landscape architecture and development services for new construction and large scale redesign projects. Development Services also includes our tree and nursery division, which grows and sells trees as well as manages removal and installation of specimen trees as part of many development projects.

The operating segments identified above are determined based on the services provided, and they reflect the manner in which operating results are regularly reviewed by the Chief Operating Decision Maker (“CODM”) to allocate resources and assess performance. The CODM is the Company’s Chief Executive Officer. The CODM

BrightView Holdings, Inc.

Notes to the Consolidated Financial Statements

(in thousands)

evaluates the performance of the Company’s operating segments based upon Net Service Revenues, Adjusted EBITDA and Capital Expenditures. Management uses Adjusted EBITDA to evaluate performance and profitability of each operating segment.

The accounting policies of the segments are the same as those described in Note 2 “Summary of Significant Accounting Policies.” Corporate includes corporate executive compensation, finance, legal and information technology which are not allocated to the segments. Eliminations represent eliminations of intersegment revenues. The Company does not currently provide asset information by segment, as this information is not used by management when allocating resources or evaluating performance. The following is a summary of certain financial data for each of the segments.

	Nine Months Ended		Year Ended
	September 30, 2017	September 30, 2016	December 31, 2016	December 31, 2015
		(Unaudited)
Maintenance Services	$1,278,279	$1,316,239	$1,689,748	$1,756,936
Development Services	437,748	359,458	498,907	461,785
Eliminations	(2,448)	(2,668)	(3,353)	(3,882)

Net Service Revenues	$1,713,579	$1,673,029	$2,185,302	$2,214,839

Maintenance Services	$210,298	$215,903	$263,801	$288,360
Development Services	52,869	42,509	67,087	60,895
Corporate	(45,989)	(52,180)	(75,204)	(77,680)

Adjusted EBITDA (1)	$217,178	$206,232	$255,684	$271,575

Maintenance Services	$40,255	$48,444	$55,554	$59,695
Development Services	5,134	9,484	10,586	7,634
Corporate	5,244	7,429	9,469	3,941

Capital Expenditures	$50,633	$65,357	$75,609	$71,270

BrightView Holdings, Inc.

Notes to the Consolidated Financial Statements

(in thousands, except per share data)

(1)	Presented below is a reconciliation of Adjusted EBITDA to Net Loss:

	Nine Months Ended		Year Ended
	September 30, 2017	September 30, 2016	December 31, 2016	December 31, 2015
		(Unaudited)
Net loss	$(13,955)	$(28,870)	$(52,364)	$(40,592)
Interest expense	73,742	70,285	94,660	89,591
Income tax benefit	(9,285)	(17,769)	(32,503)	(27,125)
Depreciation expense	56,473	58,025	79,255	74,162
Amortization expense	92,863	98,671	131,562	139,325
Establish public company financial reporting compliance (a)	800	3,959	5,492	—
Business transformation and integration costs (b)	10,783	16,176	24,094	30,231
Equity-based compensation (c)	3,839	3,718	2,772	3,854
Management fees (d)	1,918	2,037	2,716	2,129

Total Adjusted EBITDA	$217,178	$206,232	$255,684	$271,575

(a)	Represents costs incurred to establish public company financial reporting compliance, including costs to comply with the requirements of Sarbanes-Oxley and the accelerated adoption of the new revenue recognition standard (ASC 606 – Revenue from Contracts with Customers).
(b)	Business transformation and integration costs consist of (ii) severance and related costs; (ii) rebranding of vehicle fleet; (iii) business integration costs and (iv) information technology infrastructure transformation costs and other.
(c)	Represents equity-based compensation expense recognized for equity incentive plans outstanding.
(d)	Represents management fees paid to our Sponsor pursuant to a monitoring agreement.

19.	(Loss) Earnings Per Share of Common Stock

Basic loss per share is computed by dividing net loss attributable to common shares by the weighted average number of common shares outstanding for the period. Diluted loss per share is computed by dividing net loss by the weighted-average number of shares of common stock outstanding during the period, increased to include the number of shares of common stock that would have been outstanding had potential dilutive shares of common stock been issued. Set forth below is a reconciliation of the numerator and denominator for basic and diluted loss per share calculation for the periods indicated:

	Nine Months Ended		Year Ended
	September 30, 2017	September 30, 2016	December 31, 2016	December 31, 2015
Numerator:
Net loss available to common stockholders	$(13,955)	$(28,870)	$(52,364)	$(40,592)

Denominator:
Weighted-average number of common shares outstanding – Basic and Diluted	77,071	77,719	77,685	78,412
Basic and Diluted loss per share from continuing operations	$(0.18)	$(0.37)	$(0.67)	$(0.52)

BrightView Holdings, Inc.

Notes to the Consolidated Financial Statements

(in thousands)

There are no potential common shares outstanding during the periods for which the effect would be anti-dilutive but that could potentially dilute basis loss per share in the future.

20.	Subsequent Events

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”). The Tax Act makes broad and complex changes to the U.S. tax code that will affect our fiscal year ending September 30, 2018, including but not limited to, (1) reducing the U.S. federal corporate tax rate and (2) bonus depreciation that will allow for full expensing of qualified property. The Tax Act reduces the federal corporate tax rate to 21 percent in the fiscal year ending September 30, 2018. Based on the applicable tax rates and number of days in the 2018 fiscal year before and after the Tax Act, we expect to have a 2018 blended corporate tax rate of 24.5 percent. Consequently, for the three months ended December 31, 2017, we will record a provisional decrease related to deferred tax assets and deferred tax liabilities of $34,247 and $74,762, respectively, with a corresponding net adjustment to deferred income tax benefit of $40,515.

The Company evaluates subsequent events through April 2, 2018, the date on which these financial statements were originally issued, and, with respect to the reverse stock split described below, through June 11, 2018. In connection with preparing for an initial public offering, the Company’s Board of Directors approved a 2.33839-for-one reverse stock split of the Company’s common stock. The par value per share of common stock and authorized shares of common stock remain unchanged at $0.01 and 185,000 shares, respectively. The reverse stock split became effective on June 8, 2018. All common share and per share amounts in the accompanying consolidated financial statements and notes thereto have been retroactively adjusted to give effect to the reverse stock split, including reclassifying an amount equal to the reduction in aggregate par value of Common stock to Additional paid-in-capital.

BrightView Holdings, Inc.

Consolidated Balance Sheets

(in thousands)

	March 31, 2018	September 30, 2017
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$9,548	$12,779
Restricted cash	150	213
Accounts receivable, net	333,631	330,173
Unbilled revenue	100,735	88,907
Inventories	21,992	24,954
Other current assets	53,424	45,495

Total current assets	519,480	502,521

Property and equipment, net	249,380	245,534
Intangible assets, net	320,619	371,271
Goodwill	1,735,364	1,703,773
Other assets	35,664	35,521

Total assets	$2,860,507	$2,858,620

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$102,176	$76,133
Current portion of long-term debt	14,600	14,600
Deferred revenue	88,684	58,221
Current portion of self-insurance reserves	36,333	56,079
Accrued expenses and other current liabilities	148,964	137,116

Total current liabilities	390,757	342,149

Long-term debt, net	1,589,053	1,574,882
Deferred tax liabilities	69,203	125,139
Self-insurance reserves	70,236	66,519
Other liabilities	36,644	53,670

Total liabilities	2,155,893	2,162,359

Stockholders’ equity:
Common stock, $.01 par value; 185,000 shares authorized; 76,985 and 77,083 shares issued and outstanding as of March 31, 2018 and September 30, 2017, respectively	770	771
Additional paid-in-capital	897,187	894,089
Accumulated deficit	(177,289)	(178,015)
Accumulated other comprehensive loss	(16,054)	(20,584)

Total stockholders’ equity	704,614	696,261

Total liabilities and stockholders’ equity	$2,860,507	$2,858,620

The accompanying notes are an integral part of these consolidated financial statements.

BrightView Holdings, Inc.

Consolidated Statements of Operations

(unaudited)

(in thousands, except per share data)

	Six Months Ended March 31,
	2018	2017
Net service revenues	$1,141,471	$1,031,374
Cost of services provided	856,688	769,881

Gross profit	284,783	261,493
Selling, general and administrative expense	237,592	226,884
Amortization expense	60,364	63,550

Loss from operations	(13,173)	(28,941)
Other income	1,018	977
Interest expense	49,982	48,450

Loss before income taxes	(62,137)	(76,414)
Income tax benefit	59,397	23,139

Net loss	$(2,740)	$(53,275)

Loss per share:
Basic and Diluted	$(0.04)	$(0.69)

The accompanying notes are an integral part of these consolidated financial statements.

BrightView Holdings, Inc.

Consolidated Statements of Comprehensive Income (Loss)

(unaudited)

(in thousands)

	Six Months Ended March 31,
	2018	2017
Net loss	$(2,740)	$(53,275)
Net derivative gains arising during the period, net of tax of $(2,322) and $(3,087), respectively	4,815	4,338
Reclassification of losses into net loss, net of tax of $1,642, and $2,241, respectively	3,181	3,352

Other comprehensive income	7,996	7,690

Comprehensive income (loss)	$5,256	$(45,585)

The accompanying notes are an integral part of these consolidated financial statements.

BrightView Holdings, Inc.

Consolidated Statements of Changes in Stockholders’ Equity

(unaudited)

(in thousands)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
	Shares	Amount
Balance, September 30, 2016	77,127	$772	$892,211	$(140,566)	$(29,828)	$722,589
Net loss	—	—	—	(53,275)	—	(53,275)
Other comprehensive income, net of tax	—	—	—	—	7,690	7,690
Capital contributions and issuance of common stock	(14)	—	—	—	—	—
Equity-based compensation	—	—	444	—	—	444
Repurchase of common stock	(58)	(1)	77	—	—	76

Balance, March 31, 2017	77,055	$771	$892,732	$(193,841)	$(22,138)	$677,524

Balance, September 30, 2017	77,083	$771	$894,089	$(178,015)	$(20,584)	$696,261
Net loss	—	—	—	(2,740)	—	(2,740)
Other comprehensive income, net of tax	—	—	—	—	7,996	7,996
Capital contributions and issuance of common stock	12	—	99	—	—	99
Equity-based compensation	—	—	5,802	—	—	5,802
Repurchase of common stock	(110)	(1)	(2,803)	—	—	(2,804)
Reclassification of effects of tax reform enactment	—	—	—	3,466	(3,466)	—

Balance, March 31, 2018	76,985	$770	$897,187	$(177,289)	$(16,054)	$704,614

The accompanying notes are an integral part of these consolidated financial statements.

BrightView Holdings, Inc.

Consolidated Statements of Cash Flows

(unaudited)

(in thousands)

	Six Months Ended March 31,
	2018	2017
Cash flows from operating activities:
Net loss	$(2,740)	$(53,275)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	38,803	40,821
Amortization of intangible assets	60,364	63,550
Amortization of financing costs and original issue discount	5,338	4,905
Deferred taxes	(59,900)	(37,740)
Equity-based compensation	5,802	444
Hedge ineffectiveness and realized loss	4,823	9,431
Provision for doubtful accounts	684	3,334
Other non-cash activities, net	3,734	(81)
Change in operating assets and liabilities:
Accounts receivable	(300)	6,578
Unbilled and deferred revenue	18,635	30,776
Inventories	2,904	1,740
Other operating assets	(4,472)	(26,635)
Accounts payable and other operating liabilities	5,546	24,902

Net cash provided by operating activities	79,221	68,750

Cash flows from investing activities:
Purchase of property and equipment	(44,095)	(32,386)
Proceeds from sale of property and equipment	1,477	2,415
Business acquisitions, net of cash acquired	(44,743)	(22,682)
Other investing activities, net	(366)	2,188

Net cash used in investing activities	(87,727)	(50,465)

Cash flows from financing activities:
Repayments of capital lease obligations	(3,182)	(1,660)
Repayments of debt	(46,167)	(7,825)
Proceeds from receivables financing agreement	55,000	—
Repurchase of common stock and distributions	(475)	(1,858)
Proceeds from issuance of common stock	99	—

Net cash provided by (used in) financing activities	5,275	(11,343)

Net change in cash and cash equivalents	(3,231)	6,942
Cash and cash equivalents, beginning of period	12,779	35,697

Cash and cash equivalents, end of period	$9,548	$42,639

The accompanying notes are an integral part of these consolidated financial statements.

BrightView Holdings, Inc.

Notes to the Consolidated Financial Statements

(unaudited)

(in thousands)

1.	Business and Basis of Presentation

BrightView Holdings, Inc. (“BrightView” or the “Company”) provides landscape maintenance and enhancements, landscape development, snow removal and other landscape related services for commercial customers throughout the United States. BrightView is aligned into two reportable segments: Maintenance Services and Development Services. The Company is a wholly-owned subsidiary of BrightView Parent L.P. (“Parent”), an affiliate of Kohlberg Kravis Roberts & Co. L.P. (“KKR”). The Parent and Company were formed through a series of transactions entered into by KKR to acquire the Company on December 18, 2013 (“the Acquisition”).

On March 15, 2018, the Company changed its name from BrightView Acquisition Holdings, Inc. to BrightView Holdings, Inc.

Basis of Presentation

These consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim reporting and are unaudited.

In the opinion of management, the accompanying unaudited consolidated financial statements include all adjustments, including normal, recurring accruals that are necessary for a fair presentation of the Company’s operations for the periods presented in conformity with GAAP. All intercompany activity and balances have been eliminated from the consolidated financial statements. The consolidated results of operations for the interim periods presented are not necessarily indicative of results for the full year.

The consolidated balance sheet as of September 30, 2017, presented herein, has been derived from the Company’s audited consolidated financial statements as of and for the nine months ended September 30, 2017, but does not include all disclosures required by GAAP. For a more complete discussion of the Company’s accounting policies and certain other information refer to the consolidated financial statements included in the Company’s 2017 audited consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. On an ongoing basis, management reviews its estimates, including those related to allowances for doubtful accounts, revenue recognition, self-insurance reserves, estimates related to the Company’s assessment of goodwill for impairment, useful lives for depreciation and amortization, realizability of deferred tax assets, and litigation based on currently available information. Changes in facts and circumstances may result in revised estimates and actual results may differ from estimates.

2.	Recent Accounting Pronouncements

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, Revenue from Contracts with Customers, which was further updated in March and April 2016. The updated accounting guidance clarifies the principles for recognizing revenue and provides a single, contract-based revenue

BrightView Holdings, Inc.

Notes to the Consolidated Financial Statements

(unaudited)

(in thousands)

recognition model in order to create greater comparability for financial statement users across industries and jurisdictions. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to clients in an amount that reflect the consideration to which the entity expects to be entitled in exchange for those goods or services. The updated accounting guidance is effective for the Company as of October 1, 2018 and may be adopted using either a full retrospective or modified retrospective approach. The Company has completed its comprehensive contract review project and has developed an understanding of the potential adoption impact to the consolidated financial statements on a qualitative basis. The Company is in process of finalizing its accounting policies, drafting the new disclosures, quantifying the potential financial adjustment and completing its evaluation of the impact of the accounting and disclosure requirements on its business processes, controls and systems. The Company has also made progress on evaluating the impact the ASU may have related to the timing and presentation of various financial aspects of its contractual arrangements, including performance obligations, application of the series guidance, costs to fulfill and commissions. The Company is continuing to evaluate the method of adoption.

Leases

In February 2016, the FASB issued ASU No. 2016-02, Leases. The updated accounting guidance requires lessees to recognize all leases on their balance sheet as a right-of-use asset and a lease liability with the exception of short-term leases. For income statement purposes, the criteria for recognition, measurement and presentation of expense is largely similar to previous guidance, but without the requirement to use bright-line tests in the determination of lease classification. The updated accounting guidance for a lessor is largely unchanged from previous guidance but has been updated to align with certain changes to the lessee model and the new revenue recognition standard. The updated accounting guidance is effective for the Company as of October 1, 2019 and early adoption is permitted. The updated accounting guidance must be adopted using a modified retrospective approach for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements. The Company is currently evaluating the impact the updated accounting guidance will have on its consolidated financial statements.

Intra-Entity Transfers of Assets Other Than Inventory

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. This guidance requires that an entity recognizes the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The guidance is effective for the Company as of October 1, 2018 and early adoption is permitted. The Company is currently evaluating the impact this guidance will have on its consolidated financial statements.

Income Taxes

In February 2018, the FASB issued ASU No. 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. This guidance provides the option to reclassify the stranded tax effects caused by the newly enacted US Tax Cuts and Jobs Act (“Tax Act”) from accumulated other comprehensive income to retained earnings. The Company early adopted this guidance as of December 31, 2017, which impacted the Company’s consolidated statements of changes in stockholders’ equity only.

BrightView Holdings, Inc.

Notes to the Consolidated Financial Statements

(unaudited)

(in thousands)

3.	Accounts Receivable

Accounts receivable of $333,631 and $330,173, is net of an allowance for doubtful accounts of $8,381 and $8,350 and includes amounts of retention on incomplete projects to be completed within one year of $37,032 and $39,678 at March 31, 2018 and September 30, 2017, respectively.

4.	Inventories

Inventories consist of the following:

	March 31, 2018	September 30, 2017
Finished products	$6,005	$8,121
Semi-finished products	9,104	7,171
Raw materials and supplies	6,883	9,662

Inventories	$21,992	$24,954

5.	Property and Equipment, net

Property and equipment, net consists of the following:

	Useful Life	March 31, 2018	September 30, 2017
Land	—	$51,310	$37,225
Buildings and leasehold improvements	2-40 yrs.	34,278	27,652
Operating equipment	3-7 yrs.	177,212	182,720
Transportation vehicles	3-7 yrs.	185,944	174,434
Office equipment and software	3-7 yrs.	48,598	47,042
Construction in progress	—	5,667	4,639

Property and equipment		503,009	473,712
Less: Accumulated depreciation		253,629	228,178

Property and equipment, net		$249,380	$245,534

Construction in progress includes costs incurred for software and other assets that have not yet been placed in service. Depreciation expense related to property and equipment was $38,803 and $40,821 for the six months ended March 31, 2018 and 2017, respectively.

Accumulated depreciation related to property and equipment under capital leases was $20,283 and $18,200 at March 31, 2018 and September 30, 2017, respectively.

6.	Intangible Assets, Goodwill and Acquisitions

Identifiable intangible assets consist of acquired customer contracts and relationships, trademarks and internally developed software. Amortization expense related to intangible assets was $60,364, and $63,550 for the six months ended March 31, 2018 and 2017, respectively. These assets are amortized over their estimated useful lives which range from 6 to 21 years for customer relationships, and 4 to 12 years for trademarks. The Company continually evaluates the reasonableness of the useful lives of these assets.

BrightView Holdings, Inc.

Notes to the Consolidated Financial Statements

(unaudited)

(in thousands)

Intangible assets as of March 31, 2018 and September 30, 2017 consisted of the following:

	March 31, 2018		September 30, 2017
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Customer relationships	$610,615	$(307,812)	$600,515	$(275,993)
Trademarks	230,900	(213,084)	230,900	(184,151)

Total intangible assets	$841,515	$(520,896)	$831,415	$(460,144)

The following is a summary of the activity for the periods ended September 30, 2017 and March 31, 2018 for goodwill:

	Maintenance Services	Development Services	Total
Balance, January 1, 2017	$1,486,640	$180,474	$1,667,114
Acquisitions	36,659	—	36,659

Balance, September 30, 2017	1,523,299	180,474	1,703,773

Acquisitions	28,753	2,838	31,591

Balance, March 31, 2018	$1,552,052	$183,312	$1,735,364

7.	Long-term debt

Long-term debt consists of the following:

	March 31, 2018	September 30, 2017
First Lien term loans, net of original issue discount of $1,511 and $1,777 at March 31, 2018 and September 30, 2017, respectively (excluding the effect of the hedges)	$1,375,064	$1,382,098
Second Lien term loan, net of original issue discount of $634 and $706 at March 31, 2018 and September 30, 2107, respectively (excluding the effect of the hedges)	109,366	109,294
Receivables financing agreement	150,000	133,750
Financing costs, net	(30,777)	(35,660)

Total debt	1,603,653	1,589,482

Less: Current portion of long-term debt	14,600	14,600

Long-term debt, net	$1,589,053	$1,574,882

First Lien credit facility term loans due 2020

In connection with the Acquisition, the Company and a group of financial institutions entered into a credit agreement (the “First Lien Credit Agreement”) dated December 18, 2013. The First Lien Credit Agreement consists of seven-year $1,460,000 term loans (“First Lien Term Loans”) and a five-year $210,000 revolving credit facility. An original discount of $3,675 was incurred when the notes were issued and is being amortized using the effective interest method over the life of the debt resulting in an effective yield of 4.0%. All amounts

BrightView Holdings, Inc.

Notes to the Consolidated Financial Statements

(unaudited)

(in thousands)

outstanding under the First Lien Credit Agreement are collateralized by substantially all of the assets of the Company. The First Lien Term Loans contractual debt repayments totaled $7,300 through the six months ended March 31, 2018.

In December 2017, the Company amended the First Lien Credit Agreement. The amendment reduced the capacity of the revolving credit facility to $200,357. The amendment also extended the term on $192,857 of the capacity to September 18, 2020. The term on the remaining $7,500 of the capacity remains December 18, 2018.

Second Lien credit facility term loan due 2021

In connection with the Acquisition, the Company and a group of financial institutions entered into a credit agreement (the “Second Lien Credit Agreement”) dated December 18, 2013. The Second Lien Credit Agreement consists of an eight-year $235,000 term loan (“Second Lien Term Loan”). An original discount of $1,175 was incurred when the notes were issued and is being amortized using the effective interest method over the life of the debt resulting in an effective yield of 7.5%. All amounts outstanding under the Second Lien Credit Agreement are collateralized by substantially all of the assets of the Company.

Receivables financing agreement

On April 28, 2017, the Company, through a wholly-owned subsidiary, entered into a receivables financing agreement (the “Receivables Financing Agreement”). The Receivables Financing Agreement provides a borrowing capacity of $175,000 through April 27, 2020. During May 2017, the Company borrowed $150,000 against the capacity and used the proceeds to partially pay down its First Lien Term Loans and Second Lien Term Loan. All amounts outstanding under the Receivables Financing Agreement are collateralized by substantially all of the Accounts receivables and Unbilled revenue of the Company. During the six months ended March 31, 2018, the Company voluntarily repaid $38,750 and borrowed $55,000 against the capacity.

The following are the scheduled maturities of long-term debt, which do not include any estimated excess cash flow payments during the year ended:

March 31,
2019	$14,600
2020	14,600
2021	1,497,375
2022	110,000

Total long-term debt	$1,636,575
Less: Current maturities	14,600
Less: Original issue discount	2,145
Less: Financing costs	30,777

Total long-term debt, net	$1,589,053

The Company has estimated the fair value of its long-term debt to be approximately $1,644,114 and $1,633,802 as of March 31, 2018 and September 30, 2017, respectively. Fair value is based on market bid prices around period-end (Level 2 inputs).

BrightView Holdings, Inc.

Notes to the Consolidated Financial Statements

(unaudited)

(in thousands)

8.	Fair Value Measurements and Derivatives Instruments

Fair value is defined as the price at which an orderly transaction to sell an asset or to transfer a liability would take place between market participants at the measurement date under current market conditions (that is, an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

Fair Value Hierarchy

The following hierarchy for inputs used in measuring fair value should maximize the use of observable inputs and minimize the use of unobservable inputs by requiring that the most observable inputs be used when available:

Level 1	Quoted prices in active markets for identical assets or liabilities that are accessible at the measurement dates.

Level 2	Significant observable inputs that are used by market participants in pricing the asset or liability based on market data obtained from independent sources.

Level 3	Significant unobservable inputs the Company believes market participants would use in pricing the asset or liability based on the best information available.

The carrying amounts shown for the Company’s cash and cash equivalents, restricted cash, accounts receivable and accounts payable approximate fair value due to the short-term maturity of those instruments. The valuation is based on settlements of similar financial instruments all of which are short-term in nature and are generally settled at or near cost.

Investments held in Rabbi Trust

The fair value of the investments held in the Rabbi Trust is based on the quoted market prices of the underlying mutual fund investments. These investments are based on the participants’ selected investments, which represent the underlying liabilities to the participants in the non-qualified deferred compensation plan.

Derivatives

The Company’s objective in entering into derivative transactions is to manage its exposure to interest rate movements associated with its variable rate debt and changes in fuel prices. The Company recognizes derivatives as either assets or liabilities on the balance sheet and measures those instruments at fair value. The fair values of the derivative financial instruments are determined using widely accepted valuation techniques including discounted cash flow analysis based on the expected cash flows of each derivative. The Company has determined that the significant inputs to the overall valuation of its derivatives, such as interest yield curve and discount rate, fall within Level 2 of the fair value hierarchy.

BrightView Holdings, Inc.

Notes to the Consolidated Financial Statements

(unaudited)

(in thousands)

The following table summarizes the financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2018 and September 30, 2017:

	March 31, 2018
	Carrying Value	Level 1	Level 2	Level 3
Other assets:
Investments held by Rabbi Trust	$11,798	$11,798	$—	$—

Total assets	$11,798	$11,798	$—	$—

Accrued expenses and other current liabilities:
Interest rate swap contracts	$8,597	$—	$8,597	$—

Other liabilities:
Interest rate swap contracts	14,588	—	14,588	—
Obligation to Rabbi Trust	11,798	11,798	—	—

Total liabilities	$34,983	$11,798	$23,185	$—

	September 30, 2017
	Carrying Value	Level 1	Level 2	Level 3
Other assets:
Investments held by Rabbi Trust	$11,004	$11,004	$—	$—

Total assets	$11,004	$11,004	$—	$—

Accrued expenses and other current liabilities:
Interest rate swap contracts	$4,621	$—	$4,621	$—
Fuel hedge contracts	50	—	50	—

Other liabilities:
Interest rate swap contracts	30,518	—	30,518	—
Obligation to Rabbi Trust	11,004	11,004	—	—

Total liabilities	$46,193	$11,004	$35,189	$—

Hedging Activities

As of March 31, 2018 and September 30, 2017, the Company’s outstanding derivatives qualify as cash flow hedges. The Company assesses whether derivatives used in hedging transactions are “highly effective” in offsetting changes in the cash flow of the hedged forecasted transactions. Regression analysis is used for the hedge relationships and high effectiveness is achieved when a statistically valid relationship reflects a high degree of offset and correlation between the fair values of the derivative and the hedged forecasted transaction. The effective portion of the changes in the fair value of the derivative is initially reported in Other comprehensive income and subsequently reclassified to Interest expense (interest rate contracts) and Cost of services provided (fuel hedge contracts) in the Consolidated Statements of Operations when the hedged item affects earnings. The ineffective portion of changes in the fair value of the derivative is recognized directly to Interest expense and Cost of services provided in the period incurred. If it is determined that a derivative is not highly effective as a hedge, or if the hedged forecasted transaction is no longer probable of occurring, then the amount recognized in Accumulated other comprehensive loss is released to earnings. Cash flows from the derivatives are classified in the same category as the cash flows from the underlying hedged transaction.

BrightView Holdings, Inc.

Notes to the Consolidated Financial Statements

(unaudited)

(in thousands)

Interest Rate Swap Contracts

The Company has exposures to variability in interest rates associated with both its First Lien Credit Agreement and Second Lien Credit Agreement. As such, the Company has entered into interest rate swaps to help manage interest rate exposure by economically converting a portion of its variable-rate debt to fixed-rate debt effective for the periods March 18, 2016 through December 31, 2020. The notional amount of interest rate contracts was $1,560,000 at March 31, 2018 and $2,180,000 at September 30, 2017, respectively. The net deferred losses on the interest rate swaps as of March 31, 2018 of $6,408, net of taxes, are expected to be recognized in interest expense over the next 12 months.

The effects on the consolidated financial statements of the interest rate swaps which were designated as cash flow hedges were as follows:

	Six Months Ended March 31,
	2018	2017
Income recognized in Other comprehensive income (effective portion)	$7,080	$8,323
(Loss) income recognized in Interest expense (ineffective portion)	—	1
Net loss reclassified from Accumulated other comprehensive loss into Interest expense	(4,831)	(3,804)

Fuel Swap Contracts

The Company operates a large fleet of vehicles and mowers and has entered into gasoline and diesel hedge contracts in an effort to reduce its exposure to volatility in the fuel markets. As of December 31, 2017, all fuel hedge contracts have expired.

The effects on the consolidated financial statements of the fuel swaps which were designated as cash flow hedges were as follows:

	Six Months Ended March 31,
	2018	2017
(Loss) income recognized in Other comprehensive income (effective portion)	$57	$(899)
Loss recognized in Cost of services provided (ineffective portion)	—	(45)
Net (loss) income reclassified from Accumulated other comprehensive loss into Cost of services provided	7	(2,056)

9.	Income Taxes

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Act. The Tax Act makes broad and complex changes to the U.S. tax code that will affect our fiscal year ending September 30, 2018, including but not limited to, (1) reducing the U.S. federal corporate tax rate and (2) bonus depreciation that will allow for full expensing of qualified property. The Tax Act reduces the federal corporate tax rate to 21 percent in the fiscal year ending September 30, 2018. Section 15 of the Internal Revenue Code stipulates that our fiscal year ending September 30, 2018, will have a blended corporate tax rate of 24.5 percent, which is based on the applicable tax rates before and after the Tax Act and the number of days in the year.

BrightView Holdings, Inc.

Notes to the Consolidated Financial Statements

(unaudited)

(in thousands)

As a result of the reduction in the U.S. corporate income tax rate from 35% to 21% under the Tax Act, the Company revalued its ending net deferred tax liabilities at December 31, 2017 and recognized a $41,367 tax benefit in the Company’s consolidated statement of operations for the six months ended March 31, 2018. The tax benefit recognized may be impacted if additional guidance is released.

Although we believe we have accounted for the parts of the Tax Act that will have the most significant impact on our financials, the ultimate impact of the Tax Act on our reported results in fiscal year 2018 may differ from the estimates provided herein, due to, among other things, changes in interpretations and assumptions we have made, guidance that may be issued, and other actions we may take as a result of the Tax Act different from that presently contemplated.

10.	Equity-based Compensation

The Company has a Management Equity Incentive Plan (“the Plan”) under which the Parent may award up to 9,898 Class B Profits Interest Units (“B Units”) to employees of the Company. The units generally vest over a five-year vesting period with 50% of vesting contingent on certain performance criteria of the Company. In certain instances, the Company also grants Class A Units to certain members of its Board. These Class A Units generally vest over a one year period. The Company expenses equity-based compensation using the estimated fair value as of the grant date, over the requisite service period applicable to the grant. Estimates of future forfeitures are made at the date of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

For the six months ended March 31, 2018 and 2017, selling, general and administrative expense includes $5,802, and $444 of equity-based compensation, respectively. As of March 31, 2018, unrecognized compensation cost was $15,054, which is expected to be recognized over a weighted average period of 2.3 years.

The following table summarizes the activity for the Plan for the six months ended March 31, 2018 and 2017:

	B Units
	2018	2017
Outstanding at October 1,	7,550	5,139
Granted	243	2,501
Less: Redeemed units	165	27
Less: Forfeited units	510	83

Outstanding at March 31,	7,118	7,530

There were 2,780 B Units available for future grants under the Plan at March 31, 2018. The fair value of each B Unit is determined using an option pricing model at the grant date.

The Parent redeems vested B Units at their then fair market value primarily upon termination of management employees, at which time the employee also forfeits any unvested B Units. During the six months ended March 31, 2018, the Company made cash distributions for vested B Units of $475. There was $2,329 accrued for distributions of vested B Units as of March 31, 2018.

Valuation Assumptions

The fair value of each Class A and B Unit (together, the “Units”) granted under the Plan was estimated on the date of grant using the Black-Scholes option-pricing model. The Company chose the Black-Scholes model based

BrightView Holdings, Inc.

Notes to the Consolidated Financial Statements

(unaudited)

(in thousands)

on its experience with the model and the determination that the model could be used to provide a reasonable estimate of the fair value of awards with terms such as those issued Units. The Company’s stock price is calculated based on the income approach. Under the income approach, specifically the discounted cash flow method, forecast cash flows are discounted to the present value at a risk-adjusted discount rate. The valuation analyses determine discrete free cash flows over several years based on the forecast financial information provided by management and a terminal value for the residual period beyond the discrete forecast, which are discounted at the appropriate rate to estimate the Company’s enterprise value.

The weighted-average assumptions used in the valuation of the Unit awards granted or modified for the six months ended March 31, 2018 and March 31, 2017 are presented in the table below.

	March 31, 2018	March 31, 2017
Assumptions:
Risk-free interest rate	1.79%	1.42%
Dividend Yield	—	—
Volatility Factor	37.0%	43.0%
Expected term (in years)	2.1	3.1

Risk-free interest rate – The risk-free rate for Units granted during the period was determined by using the U.S. Treasury constant maturity rate as of the valuation date commensurate with the expected term.

Expected dividend yield – No routine dividends are currently being paid by the Plan, or are expected to be paid in future periods.

Expected volatility – The expected volatility is based upon an analysis of the historical and implied volatility of the guideline companies and adjusting the volatility to take into account the differences in leverage between the Company and the guideline companies.

Expected life – The expected term represents the expected time to a liquidity event or re-capitalization. The Company estimated the expected life by considering historical exercise and termination behavior of employees and the vesting conditions of Class B Units granted under the Plan.

11.	Commitments and Contingencies

Risk Management

The Company carries general liability, auto liability, workers’ compensation, professional liability, directors’ and officers’ liability, and employee health care insurance policies. In addition, the Company carries umbrella liability insurance policies to cover claims over the liability limits contained in the primary policies. The Company’s insurance programs for workers’ compensation, general liability, auto liability and employee health care for certain employees contain self-insured retention amounts, deductibles and other coverage limits (“self-insured liability”). Claims that are not self-insured as well as claims in excess of the self-insured liability amounts are insured. The Company uses estimates in the determination of the required reserves. These estimates are based upon calculations performed by third-party actuaries, as well as examination of historical trends, and industry claims experience. The Company’s reserve for unpaid and incurred but not reported claims under these programs at March 31, 2018 was $106,569, of which $36,333 was classified in current liabilities and $70,236 was classified in non-current liabilities in the accompanying unaudited Consolidated Balance Sheet. The

BrightView Holdings, Inc.

Notes to the Consolidated Financial Statements

(unaudited)

(in thousands)

Company’s reserve for unpaid and incurred but not reported claims under these programs at September 30, 2017 was $122,598, of which $56,079 was classified in current liabilities and $66,519 was classified in non-current liabilities in the accompanying Consolidated Balance Sheet. While the ultimate amount of these claims is dependent on future developments, in management’s opinion, recorded reserves are adequate to cover these claims. The Company’s reserve for unpaid and incurred but not reported claims at March 31, 2018 includes $22,942 related to claims recoverable from third party insurance carriers. Corresponding assets of $5,049 and $17,893 are recorded as Other current assets and Other assets, respectively.

Litigation Contingency

From time to time, the Company is subject to legal proceedings and claims in the ordinary course of its business, principally claims made alleging injuries (including vehicle and general liability matters as well as workers compensation and property casualty claims). Such claims, even if lacking merit, can result in expenditures of significant financial and managerial resources. In the ordinary course of its business, the Company is also subject to claims involving current and/or former employees and disputes involving commercial and regulatory matters. Regulatory matters include, among other things, audits and reviews of local and federal tax compliance, safety and employment practices. Although the process of resolving regulatory matters and claims through litigation and other means is inherently uncertain, the Company is not aware of any such matter, legal proceeding or claim that it believes will have, individually or in the aggregate, a material effect on the Company, its financial condition, and results of operations or cash flows. For all legal matters, an estimated liability is established in accordance with the loss contingencies accounting guidance. This estimated liability is included in Accrued expenses and other current liabilities in the accompanying Consolidated Balance Sheets.

12.	Noncash Investing and Financing Activities

During the six months ended March 31, 2018:

•	The Company acquired $2,716 of equipment by entering into capital lease obligations

•	The Company had unrealized gains on interest rate swaps of $7,080

During the six months ended March 31, 2017:

•	The Company acquired $741 of equipment by entering into capital lease obligations

•	The Company had unrealized gains on interest rate swaps of $8,323

13.	Segments

The operations of the Company are conducted through two operating segments: Maintenance Services and Development Services, which are also its reportable segments.

Maintenance Services primarily consists of recurring landscape maintenance services and snow removal services as well as supplemental landscape enhancement services.

Development Services primarily consists of landscape architecture and development services for new construction and large scale redesign projects. Development Services also includes our tree and nursery division, which grows and sells trees as well as manages removal and installation of specimen trees as part of many development projects.

BrightView Holdings, Inc.

Notes to the Consolidated Financial Statements

(unaudited)

(in thousands)

The operating segments identified above are determined based on the services provided, and they reflect the manner in which operating results are regularly reviewed by the Chief Operating Decision Maker (“CODM”) to allocate resources and assess performance. The CODM is the Company’s Chief Executive Officer. The CODM evaluates the performance of the Company’s operating segments based upon Net Service Revenues, Adjusted EBITDA and Capital Expenditures. Management uses Adjusted EBITDA to evaluate performance and profitability of each operating segment.

The accounting policies of the segments are the same as those described in the notes to our consolidated financial statements for the nine month period ended September 30, 2017. Corporate includes corporate executive compensation, finance, legal and information technology which are not allocated to the segments. The Company does not currently provide asset information by segment, as this information is not used by management when allocating resources or evaluating performance. The following is a summary of certain financial data for each of the segments.

	Six Months Ended March 31,
	2018	2017
Maintenance Services	$866,795	$772,031
Development Services	276,241	260,399
Eliminations	(1,565)	(1,056)

Net service revenues	$1,141,471	$1,031,374

Maintenance Services	$118,892	$90,784
Development Services	33,331	36,010
Corporate	(34,180)	(38,490)

Adjusted EBITDA (1)	$118,043	$88,304

Maintenance Services	$19,467	$27,536
Development Services	1,773	2,366
Corporate	22,855	2,484

Capital expenditures	$44,095	$32,386

(1)	Presented below is a reconciliation of Net loss to Adjusted EBITDA:

	Six Months Ended
	March 31, 2018	March 31, 2017
Net loss	$(2,740)	$(53,275)
Interest expense	49,982	48,450
Income tax benefit	(59,397)	(23,139)
Depreciation expense	38,803	40,821
Amortization expense	60,364	63,550
Establish public company financial reporting compliance (a)	2,816	1,972
Business transformation and integration costs (b)	18,934	8,163
Expenses related to initial public offering (c)	2,130	—
Equity-based compensation (d)	5,802	444
Management fees (e)	1,348	1,318

Adjusted EBITDA	$118,043	$88,304

BrightView Holdings, Inc.

Notes to the Consolidated Financial Statements

(unaudited)

(in thousands)

(a)	Represents costs incurred to establish public company financial reporting compliance, including costs to comply with the requirements of Sarbanes-Oxley and the accelerated adoption of the new revenue recognition standard (ASC 606 – Revenue from Contracts with Customers) and other miscellaneous costs.

(b)	Business transformation and integration costs consist of (i) severance and related costs; (ii) rebranding of vehicle fleet; (iii) business integration costs and (iv) information technology infrastructure transformation costs and other.

(c)	Represents expenses incurred for an initial public offering.

(d)	Represents equity-based compensation expense recognized for equity incentive plans outstanding.

(e)	Represents management fees paid to our Sponsors pursuant to a monitoring agreement.

14.	Earnings (Loss) Per Share of Common Stock

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to common shares by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share is computed by dividing net income (loss) by the weighted-average number of shares of common stock outstanding during the period, increased to include the number of shares of common stock that would have been outstanding had potential dilutive shares of common stock been issued. Set forth below is a reconciliation of the numerator and denominator for basic and diluted earnings (loss) per share calculation for the periods indicated:

	Six Months Ended
	March 31, 2018	March 31, 2017
Numerator:
Net loss available to common stockholders	$(2,740)	$(53,275)

Denominator:
Weighted-average number of common shares outstanding – Basic and Diluted	77,052	77,057
Basic and diluted loss per share	$(0.04)	$(0.69)

15.	Subsequent Events

The Company has evaluated the period after the balance sheet date up through April 2, 2018, the date on which these financial statements were originally issued, and with respect to the reverse stock split described below, through June 11, 2018. In connection with preparing for an initial public offering, the Company’s Board of Directors approved a 2.33839-for-one reverse stock split of the Company’s common stock. The par value per share of common stock and authorized shares of common stock remain unchanged at $0.01 and 185,000 shares, respectively. The reverse stock split became effective on June 8, 2018. All common share and per share amounts in the accompanying consolidated financial statements and notes thereto have been retroactively adjusted to give effect to the reverse stock split, including reclassifying an amount equal to the reduction in aggregate par value of Common stock to Additional paid-in-capital.

Shares

BrightView Holdings, Inc.

Common Stock

Prospectus

                , 2018

Joint Book-Running Managers

Goldman Sachs & Co. LLC	J.P. Morgan	KKR	UBS Investment Bank

Baird	Credit Suisse	Macquarie Capital

Jefferies	Mizuho Securities	Morgan Stanley	RBC Capital Markets

Co-Managers

Nomura	Stifel	William Blair	Moelis & Company	SMBC Nikko

Through and including the 25th day after the date of this prospectus, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the expenses payable by the Registrant expected to be incurred in connection with the issuance and distribution of common stock being registered hereby (other than the underwriting discount). All of such expenses are estimates, except for the Securities and Exchange Commission, or the SEC, registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the NYSE listing fee.

SEC registration fee		$12,450.00
FINRA filing fee		*
NYSE listing fee		*
Printing fees and expenses		*
Legal fees and expenses		*
Blue sky fees and expenses		*
Registrar and transfer agent fees		*
Accounting fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 102(b)(7) of the Delaware General Corporation Law, or the DGCL, allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL, or Section 145, provides, among other things, that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. A Delaware corporation may indemnify any persons who were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, provided further that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify such person under Section 145.

Our amended and restated bylaws will provide that we must indemnify, and advance expenses to, our directors and officers to the full extent authorized by the DGCL. We also intend to enter into indemnification agreements with our directors, which agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise. Notwithstanding the foregoing, we shall not be obligated to indemnify a director or officer in respect of a proceeding (or part thereof) instituted by such director or officer, unless such proceeding (or part thereof) has been authorized by our Board of Directors pursuant to the applicable procedure outlined in the amended and restated bylaws.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held jointly and severally liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The underwriting agreement provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, or otherwise in connection with this offering.

Item 15. Recent Sales of Unregistered Securities.

Within the past three years, the Registrant has granted or issued the following securities of the Registrant which were not registered under the Securities Act.

(a) Issuances of Capital Stock

The following reflects the 2.33839-for-one reverse stock split of the Registrant’s common stock, which occurred on June 8, 2018.

Each of the issuances for cash or grants described below correspond to an issuance for cash or a grant, as applicable, of Class A limited partnership units of BrightView Parent L.P.

On July 31, 2015, we issued 8,552 shares of our common stock to BrightView Parent L.P. at a price per share of $11.69.

On August 12, 2015, we issued 6,135 shares of our common stock to BrightView Parent L.P., in connection with a grant of Class A limited partnership units of BrightView Parent L.P.

On February 1, 2016, we issued 110,649 shares of our common stock to BrightView Parent L.P. at a price per share of $16.72.

On May 31, 2016, we issued 2,990 shares of our common stock to BrightView Parent L.P. at a price per share of $16.72.

On January 29, 2017, we issued 5,981 shares of our common stock to BrightView Parent L.P., in connection with a grant of Class A limited partnership units of BrightView Parent L.P.

On July 21, 2017, we issued 6,109 shares of our common stock to BrightView Parent L.P., in connection with a grant of Class A limited partnership units of BrightView Parent L.P.

On September 1, 2017, we issued 5,981 shares of our common stock to BrightView Parent L.P., in connection with a grant of Class A limited partnership units of BrightView Parent L.P.

On September 11, 2017, we issued 7,636 shares of our common stock to BrightView Parent L.P. at a price per share of $16.37.

On December 1, 2017, we issued 44,857 shares of our common stock to BrightView Parent L.P., in connection with a grant of Class A limited partnership units of BrightView Parent L.P.

No underwriters were involved in the foregoing issuance of securities. The issuances of shares of common stock described in this Item 15(a) were issued pursuant to written compensatory plans or arrangements with our employees in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 701 promulgated under the Securities Act or the exemption set forth in Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required.

All of the foregoing securities are deemed restricted securities for purposes of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits. See the Exhibit Index immediately preceding the signature pages hereto, which is incorporated by reference as if fully set forth herein.

Item 17. Undertakings.

(1)	The Registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(2)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(3)	The Registrant hereby undertakes that:

(A)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(B)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Exhibit Description

1.1*	Form of Underwriting Agreement by and among BrightView Holdings, Inc. and the underwriters named therein

3.1*	Form of Third Amended and Restated Certificate of Incorporation of BrightView Holdings, Inc.

3.2*	Form of Amended and Restated Bylaws of BrightView Holdings, Inc.

5.1**	Opinion of Simpson Thacher & Bartlett LLP

10.1*	Form of Stockholders Agreement, by and among BrightView Holdings, Inc. and the stockholders party thereto

10.2*	Second Amended and Restated Limited Partnership Agreement of BrightView Parent, L.P., dated June 30, 2014, by and among BrightView GP I, LLC and the other parties party thereto

10.3*	Amendment No. 1 to the Second Amended and Restated Limited Partnership Agreement of BrightView Parent, L.P., dated July 5, 2016, by BrightView GP I, LLC

10.4*	Form of Amendment No. 2 to the Second Amended and Restated Limited Partnership Agreement of BrightView Parent, L.P.

10.5*	Monitoring Agreement, dated as of May 21, 2014, by and among BrightView Holdings, Inc., Kohlberg Kravis Roberts & Co. L.P. and MSD Capital, L.P.

10.6*	Amended and Restated Indemnification Agreement, dated as of May 21, 2014, by and among BrightView Holdings, Inc., Kohlberg Kravis Roberts & Co. L.P. and MSD Capital, L.P.

10.7***	First Lien Credit Agreement, dated as of December 18, 2013, among Garden Acquisition Holdings, Inc., Garden Merger Sub, LLC, Morgan Stanley Senior Funding, Inc., as administrative agent, collateral agent, swingline lender and a lender, Morgan Stanley Bank N.A., as the letter of credit issuer, Morgan Stanley Senior Funding, Inc., Credit Suisse Securities (USA) LLC, Goldman Sachs Bank USA, Royal Bank of Canada, Mizuho Bank, Ltd., KKR Capital Markets LLC, Macquarie Capital (USA) Inc., Sumitomo Mitsui Banking Corporation, and UBS Securities LLC, as joint lead arrangers and bookrunners, and the several lenders from time to time parties thereto

10.8***	Amendment to First Lien Credit Agreement, dated as of June 30, 2014, among Garden Acquisition Holdings, Inc., The Brickman Group Ltd. LLC, Morgan Stanley Senior Funding, Inc., as administrative agent and collateral agent, and the several lenders from time to time parties thereto

10.9***	Amendment No. 2 to First Lien Credit Agreement, dated as of December 18, 2017, among BrightView Acquisition Holdings, Inc., BrightView Landscapes, LLC and Morgan Stanley Senior Funding, Inc., as administrative agent, letter of credit issuer and swingline lender and the several lenders from time to time parties thereto

10.10***	Amendment No. 3 to First Lien Credit Agreement, dated as of March 1, 2018, by and among BrightView Acquisition Holdings, Inc., BrightView Landscapes, LLC and Morgan Stanley Senior Funding, Inc., as administrative agent

10.11***	Amended and Restated Joinder Agreement, dated as of June 30, 2014, by and among Jefferies Finance LLC, MIHI, Mizuho Bank, Ltd., Sumitomo Mitsui Banking Corporation, Nomura Corporate Funding Americas, LLC, and KKR Corporate Lending LLC, Garden Merger Sub, LLC, as borrower, Morgan Stanley Bank, N.A., as a letter of credit issuer and Morgan Stanley Senior Funding, Inc., as administrative agent and collateral agent

10.12***	First Lien Guarantee, dated as of December 18, 2013, by the guarantors party thereto

Exhibit Number	Exhibit Description

10.13***	First Lien Security Agreement, dated as of December 18, 2013, among Garden Acquisition Holdings, Inc., Garden Merger Sub, LLC, The Brickman Group Ltd. LLC, the subsidiary grantors party thereto and Morgan Stanley Senior Funding, Inc., as collateral agent

10.14***	First Lien Pledge Agreement, dated as of December 18, 2013, among Garden Acquisition Holdings, Inc., Garden Merger Sub, LLC, The Brickman Group Ltd. LLC, each of the subsidiary pledgors party thereto and Morgan Stanley Senior Funding, Inc., as collateral agent

10.15***	Grant of Security Interest in Trademark Rights, dated as of December 18, 2013, by The Brickman Group Ltd. LLC

10.16***	Second Lien Credit Agreement, dated as of December 18, 2013, among Garden Acquisition Holdings, Inc., Garden Merger Sub, LLC, Credit Suisse AG, as administrative agent and collateral agent, Morgan Stanley Senior Funding, Inc., Credit Suisse Securities (USA) LLC, Goldman Sachs Bank USA, Royal Bank of Canada, Mizuho Bank, Ltd., KKR Capital Markets LLC, Macquarie Capital (USA) Inc., Sumitomo Mitsui Banking Corporation, and UBS Securities LLC, as joint lead arrangers and bookrunners, and the several lenders from time to time parties thereto

10.17***	Amendment No. 1 to Second Lien Credit Agreement, dated as of March 1, 2018, by and among BrightView Acquisition Holdings, Inc., BrightView Landscapes, LLC and Credit Suisse AG, as administrative agent

10.18***	Second Lien Guarantee, dated as of December 18, 2013, by the guarantors party thereto

10.19***	Second Lien Security Agreement, dated as of December 18, 2013, among Garden Acquisition Holdings, Inc., Garden Merger Sub, LLC, The Brickman Group Ltd. LLC, the subsidiary grantors party thereto and Credit Suisse AG, as collateral agent

10.20***	Second Lien Pledge Agreement, dated as of December 18, 2013, among Garden Acquisition Holdings, Inc., Garden Merger Sub, LLC, The Brickman Group Ltd. LLC, subsidiary pledgors party thereto and Credit Suisse AG, as collateral agent

10.21***	First Lien/Second Lien Intercreditor Agreement, dated as of December 18, 2013, among Garden Acquisition Holdings, Inc., Garden Merger Sub, LLC, other grantors party thereto, Morgan Stanley Senior Funding, Inc., Credit Suisse AG and each additional representative from time to time party thereto

10.22***	Receivables Financing Agreement, dated as of April 28, 2017, by and among BrightView Funding LLC, BrightView Landscapes, LLC, PNC Bank, National Association, PNC Capital Markets LLC and the persons from time to time party thereto as lenders and LC participant

10.23†*	Form of BrightView Holdings, Inc. 2018 Omnibus Incentive Plan

10.24†*	Form of Restricted Stock Unit Agreement for Non-Employee Directors under the 2018 Omnibus Incentive Plan

10.25†*	Form of BrightView Holdings, Inc. 2018 Employee Stock Purchase Plan

10.26†***	Form of Director and Officer Indemnification Agreement

10.27†***	Form of Letter Agreement between BrightView Holdings, Inc. and Andrew V. Masterman

10.28†***	Form of Letter Agreement between BrightView Holdings, Inc. and John A. Feenan

10.29†***	Form of Letter Agreement between BrightView Holdings, Inc. and Thomas C. Donnelly

10.30†***	Form of Letter Agreement between BrightView Holdings, Inc. and Jonathan M. Gottsegen

10.31†***	Form of Letter Agreement between BrightView Holdings, Inc. and Jeffery R. Herold

Exhibit Number	Exhibit Description

10.32†*	Form of Award Notice and Nonqualified Stock Option Agreement

10.33†*	Form of Award Notice and Nonqualified Stock Option Agreement (Top-Up Option)

10.34†*	Form of BrightView Holdings, Inc. Restricted Stock Grant and Acknowledgment

10.35*	Incremental Amendment and Amendment No. 4 to First Lien Credit Agreement, dated June 8, 2018, by and among JPMorgan Chase Bank N.A., BrightView Holdings, Inc., BrightView Landscapes, LLC and Morgan Stanley Senior Funding, Inc., as administrative agent

21.1***	Subsidiaries of BrightView Holdings, Inc.

23.1**	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 5.1)

23.2*	Consent of Deloitte & Touche LLP

24.1***	Power of Attorney

*	Filed herewith.
**	To be filed by amendment.
***	Previously filed.
†	Identifies exhibits that consist of a management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plymouth Meeting, Pennsylvania, on June 11, 2018.

BrightView Holdings, Inc.

By:	/s/ Andrew V. Masterman
	Name:	Andrew V. Masterman
	Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on June 11, 2018:

Signature	Capacity

/s/ Andrew V. Masterman Andrew V. Masterman	Chief Executive Officer and Director (principal executive officer)

/s/ John A. Feenan John A. Feenan	Executive Vice President, Chief Financial Officer (principal financial officer)

/s/ Louay H. Khatib Louay H. Khatib	Chief Accounting Officer (principal accounting officer)

* James R. Abrahamson	Director

* David R. Caro	Director

* Paul E. Raether	Director

* Richard W. Roedel	Director

* Joshua T. Weisenbeck	Director

* By:	/s/ Andrew V. Masterman
Andrew V. Masterman, Attorney-in-Fact